Exhibit 99.1

Itaú

financial report

3Q14

Management Discussion & Analysis and Complete Financial Statements

Itaú Unibanco Holding S.A.

Contents

Management Discussion & Analysis	3

Executive Summary	5

Analysis of Net Income	15

Managerial Financial Margin	16

Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension Plan and Capitalization	19

Result from Loan Losses	22

Non-interest Expenses	25

Tax Expenses for ISS, PIS, Cofins and Others	27

Income Tax and Social Contribution on Net Income	27

Unrealized Gains	27

Balance Sheet	29

Balance Sheet by Currency	35

Risk Management	36

Capital Ratios (BIS)	37

Ownership Structure	39

Analysis of Segments, Products and Services	43

Analysis of Segments	44

Products and Services	50

Banking & Insurance Operations	55

Activities Abroad	65

Report of Independent Auditors	73

Complete Financial Statements	75

It should be noted that the managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

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Management Discussion & Analysis	Itaú Unibanco Holding S.A. 4

Executive Summary

Information and financial indicators of Itaú Unibanco Holding S.A. (Itaú Unibanco) are presented below.

Highlights

R$ million (except where indicated)

	3Q14	2Q14	3Q13	9M14	9M13
Results
Recurring Net Income	5,457	4,973	4,022	14,959	11,156
Net Income	5,404	4,899	3,995	14,722	11,050
Operating Revenues (1)	23,305	22,118	19,612	66,086	57,596
Managerial Financial Margin (2)	14,369	13,593	11,835	40,450	34,935

Shares
Recurring Net Income per share (3)	1.00	0.91	0.74	2.74	2.04
Net Income per share (3)	0.99	0.90	0.73	2.69	2.02
Number of Outstanding Shares at the end of period – in thousands (4)	5,475,870	5,467,715	5,452,485	5,475,870	5,452,485
Average price of non-voting share on the last trading day of the period (4)	34.01	31.91	28.69	34.01	28.69
Book Value per share	16.58	15.73	14.35	16.58	14.35
Dividends/Interest Own Capital net of taxes (5)	981	1,163	327	2,941	1,913
Dividends/Interest Own Capital net of taxes (5) per share	0.18	0.21	0.06	0.54	0.35
Market Capitalization (6)	186,234	174,475	156,437	186,234	156,437
Market Capitalization (6) (US$ Million)	75,983	79,217	70,151	75,983	70,151

Performance
Recurring Return on Average Equity – Annualized (7)	24.7%	23.7%	20.9%	23.7%	19.8%
Return on Average Equity – Annualized (7)	24.5%	23.3%	20.8%	23.3%	19.6%
Recurring Return on Average Assets – Annualized (8)	1.9%	1.8%	1.5%	1.8%	1.4%
Return on Average Assets – Annualized (8)	1.9%	1.8%	1.5%	1.8%	1.4%
Solvency Ratio (BIS Ratio) - Financial Conglomerate	16.6%	16.0%	18.0%	16.6%	18.0%
Common Equity Tier I	12.1%	11.5%	12.5%	12.1%	12.5%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (9)	11.6%	11.0%	-	11.6%	-
Annualized Credit Margin (10)	11.2%	11.4%	10.9%	11.2%	11.3%
Annualized Net Interest Margin with Clients (10)	9.4%	9.4%	9.1%	9.2%	9.2%
Annualized Net Interest Margin with Credit after Provision for Credit Risk (10)	7.9%	8.0%	7.4%	7.8%	7.2%
Annualized Net Interest Margin with Clients after Provision for Credit Risk (10)	7.0%	7.0%	6.5%	6.9%	6.3%
Nonperforming Loans Index (NPL over 90 days)	3.2%	3.4%	3.9%	3.2%	3.9%
Nonperforming Loans Index (NPL 15 to 90 days)	2.6%	2.7%	3.0%	2.6%	3.0%
Coverage Ratio (Provision for Loan and Lease Losses/NPL over 90 days)	181%	176%	170%	181%	170%
Efficiency Ratio (ER) (11)	45.5%	47.1%	48.2%	46.7%	48.4%
Risk Adjusted Efficiency Ratio (RAER) (11)	63.2%	64.8%	68.4%	64.8%	71.1%

	Sep 30, 14	Jun 30, 14	Sep 30, 13
Balance Sheet
Total Assets	1,157,557	1,111,932	1,082,787
Total Loan Portfolio, including Sureties, Endorsements and Guarantees	503,345	487,623	456,561
Loan Portfolio (A)	428,832	414,928	387,040
Sureties, Endorsements and Guarantees	74,514	72,695	69,522
Deposits + Debentures + Securities + Borrowings and Onlending (B) (12)	560,207	543,818	505,909
Loan Portfolio/Funding (A/B)	76.5%	76.3%	76.5%
Stockholders' Equity	90,776	85,987	78,260

Other
Assets Under Administration	646,247	634,550	622,448
Employees of the Conglomerate (Individuals)	94,164	94,383	94,280
Brazil	87,132	87,420	87,440
Abroad	7,032	6,963	6,840
Branches and CSB – Client Service Branches	5,042	5,024	4,975
ATM – Automated Teller Machines (13)	27,960	27,994	27,981

Indicators
EMBI Brazil Risk	239	206	232	239	232
CDI – In the Period (%)	2.7%	2.5%	2.1%	7.8%	5.6%
Dollar Exchange Rate – Quotation in R$	2.4510	2.2025	2.2300	2.4510	2.2300
Dollar Exchange Rate – Variation in the Period (%)	11.3%	-2.7%	0.6%	8.3%	9.1%
Euro Exchange Rate – Quotation in R$	3.0954	3.0150	3.0181	3.0954	3.0181
Euro Exchange Rate – Variation in the Period (%)	2.7%	-3.3%	4.7%	-0.7%	12.0%
IGP-M – In the Period (%)	-0.7%	-0.1%	1.9%	1.8%	3.7%

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Other Operating Income and Result from Insurance, Pension Plan and Capitalization Operations Before Retained Claims and Selling Expenses, Equity in Earnings of Affiliates and Non-Operating Income; (2) Described on pages 16 to 18; (3) Calculated based on the weighted average number of outstanding shares; (4) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on June 05, 2014; (5) JCP – Interest on Capital. Declared amounts paid/ accrued; (6) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (7) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of the returns were adjusted by the amount of dividends that has not yet been approved in stockholders’ or Board meetings, proposed after the balance sheet date; (8) Return was calculated by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods in the year to derive the annualized rate. (9) It takes into consideration mitigating actions and use of tax loss carryforwards. (10) It does not include financial margin with the market. See details on page 17; (11) For further details on the calculation methodology of both Efficiency and Risk Adjusted Efficiency ratios, please see page 26; (12) As described on page 34; (13) It includes ESBs (electronic service branches) and service points in third parties’ establishments.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 5

Executive Summary

Net Income and Recurring Net Income

Our Recurring Net Income totaled R$5,457 million in the third quarter of 2014 as a result of the non-recurring effects on Net Income, which are presented in the table below, and Net Income for the period totaled R$5,404 million.

Non-Recurring Events Net of Tax Effects

R$ million

	3Q14	2Q14	3Q13	9M14	9M13
Recurring Net Income	5,457	4,973	4,022	14,959	11,156
Non Recurring Events	(53)	(74)	(27)	(237)	(106)
Program for Settlement or Installment Payment of Taxes (a)	37	-	-	37	-
Provision for Economic Plans (b)	(15)	(31)	(27)	(88)	(106)
Goodwill Amortization - Credicard (c)	(38)	(42)	-	(123)	-
Criteria Adjustment - Credicard (d)	(37)	-	-	(37)	-
Porto Seguro (e)	-	-	-	(60)	-
PIS/COFINS - IRB (f)	-	-	-	33	-
Net Income	5,404	4,899	3,995	14,722	11,050

Note: Impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements

Non-Recurring Events in the First Nine Months of 2014 and 2013

(a) Program for the Settlement or Installment Payment of Taxes: Effects of our adhesion to the Program for the Settlement or Installment Payment of Federal Taxes – Law No. 12,996/14 and State Taxes – Law No. 15,387/14.

(b) Provision for Contingencies – Economic Plans: Provisions for losses arising from economic plans that were in effect in Brazil in the 1980’s.

(c) Goodwill Amortization - Credicard: Amortization of goodwill generated by the acquisition of Credicard, approved by the Central Bank of Brazil on December 20, 2013.

(d) Criteria Adjustment - Credicard: Adjustment of the criteria for provisions expenses for allowance for loan losses arising from the acquisition of Credicard.

(e) Porto Seguro: Effect of the favorable decision, by the Federal Supreme Court (STF), on the legality of COFINS tax on this type of operation, proportional to our interest in the company, in addition to the provision for losses on tax loss in the first quarter of 2014.

(f) PIS/COFINS - IRB: Effect of the favorable decision on the increase of the PIS/COFINS calculation basis of IRB Brasil Resseguros S.A.

Managerial Statement of Income

Since the first quarter of 2013, we have been applying the consolidation criteria for the managerial results that affect only the breakdown of accounts and, therefore, do not affect net income.

The main managerial reclassification relates to the insurance business, whereby we concentrate the income and expenses from this segment in the result from insurance, pension plan and capitalization and the financial margins obtained from the technical reserves for insurance, pension plan and capitalization operations and revenues from the management of pension funds are reclassified. The other reclassifications relate to equity earnings of affiliates, other operating income, non-operating income, profit sharing, costs of the credit card reward program and provisions associated with securities and derivatives aiming to represent the way we manage the business. These effects are shown in the table on the next page ("Reconciliation between the Accounting and Managerial Statements").

Additionally, we have been adjusting the tax effects of the hedges of investments abroad - which were originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and were reclassified to the financial margin - and the non-recurring effects.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at neutralizing, through financial instruments, the effects arising from foreign exchange variations and takes into consideration the impact of all tax effects. In the third quarter, the Brazilian real depreciated 11.3% against the U.S. dollar and 2.7% against to the Euro, compared with an appreciation of 2.7% and 3.3%, respectively, in the previous quarter.

Highlights

In line with our strategy of selling mass-market insurance products that are typically related to retail banking, we signed, on July 4, 2014, the “Share Purchase Agreement” with ACE Ina International Holding Ltd. (“ACE”), by means of which we undertook to sell the totality of our Large Risk Insurance operation, whose conclusion occurred on October 31, 2014, after regulatory approvals.

In October 2014, the Central Bank of Brazil, approved the interest Itaú Unibanco will hold in the merger of the operations of Banco Itaú Chile and Corpbanca in Chile, as well as in other jurisdictions where Corpbanca operates. This transaction is still subject to regulatory approvals in Chile, Colombia and Panama.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 6

Executive Summary

The conciliation between the Accounting and Managerial Statements of Income for the past two quarters is presented below.

Conciliation between the Accounting and Managerial Statements | 3rd Quarter of 2014

					R$ million
	Accounting	Non-recurring Effects	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	21,406	(158)	2,322	(265)	23,305
Managerial Financial Margin	12,044	30	2,322	(27)	14,369
Financial Margin with Clients	13,284	30	-	(27)	13,287
Financial Margin with Market	(1,240)	-	2,322	-	1,083
Banking Services Fees and Income from Banking Charges	7,069	-	-	(511)	6,558
Results from Insurance, Pension Plan and Capitalization Operations Before Retained Claims and Selling Expenses	1,806	-	-	572	2,379
Other Operating Income	342	(188)	-	(154)	-
Equity in Earnings of Affiliates and Other Investments	142	-	-	(142)	-
Non-operating Income	3	-	-	(3)	-
Loan and Retained Claim Losses Net of Recovery	(3,966)	70	-	(6)	(3,902)
Expenses for Allowance for Loan and Lease Losses	(4,805)	70	-	(6)	(4,741)
Income from Recovery of Loans Written Off as Losses	1,397	-	-	-	1,397
Retained Claims	(559)	-	-	-	(559)
Other Operating Income/(Expenses)	(11,383)	127	(246)	210	(11,292)
Non-interest Expenses	(10,091)	127	-	210	(9,753)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,008)	-	(246)	-	(1,254)
Selling Expenses from Insurance	(284)	-	-	-	(284)
Income before Tax and Profit Sharing	6,057	39	2,076	(61)	8,112
Income Tax and Social Contribution	(526)	19	(2,076)	12	(2,571)
Profit Sharing	(49)	-	-	49	-
Minority Interests	(79)	(5)	-	-	(84)
Net Income	5,404	53	-	-	5,457

Conciliation between the Accounting and Managerial Statements | 2nd Quarter of 2014

					R$ million
	Accounting	Non-recurring Effects	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	22,723	35	(456)	(184)	22,118
Managerial Financial Margin	14,057	35	(456)	(42)	13,593
Financial Margin with Clients	12,719	35	-	(42)	12,712
Financial Margin with Market	1,337	-	(456)	-	881
Banking Services Fees and Income from Banking Charges	6,820	-	-	(482)	6,338
Results from Insurance, Pension Plan and Capitalization Operations Before Retained Claims and Selling Expenses	1,699	-	-	488	2,187
Other Operating Income	37	-	-	(37)	-
Equity in Earnings of Affiliates and Other Investments	162	-	-	(162)	-
Non-operating Income	(50)	-	-	50	-
Loan and Retained Claim Losses Net of Recovery	(3,707)	-	-	(4)	(3,711)
Expenses for Allowance for Loan and Lease Losses	(4,461)	-	-	(4)	(4,465)
Income from Recovery of Loans Written Off as Losses	1,234	-	-	-	1,234
Retained Claims	(480)	-	-	-	(480)
Other Operating Income/(Expenses)	(11,274)	68	55	102	(11,050)
Non-interest Expenses	(9,746)	68	-	102	(9,577)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,258)	-	55	-	(1,203)
Selling Expenses from Insurance	(270)	-	-	-	(270)
Income before Tax and Profit Sharing	7,743	102	(401)	(87)	7,357
Income Tax and Social Contribution	(2,689)	(28)	401	10	(2,306)
Profit Sharing	(77)	-	-	77	-
Minority Interests	(78)	-	-	-	(78)
Net Income	4,899	74	-	-	4,973

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 7

Executive Summary

We present below the income statement from the standpoint that highlights Operating Revenues, which is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and capitalization operations are recorded.

Statement of Income | Operating Revenues Perspective

						R$ million
						Variation
	3Q14	2Q14	3Q13	9M14	9M13	3Q14 - 2Q14		3Q14 - 3Q13		9M14 - 9M13
Operating Revenues	23,305	22,118	19,612	66,086	57,596	1,187	5.4%	3,693	18.8%	8,490	14.7%
Managerial Financial Margin	14,369	13,593	11,835	40,450	34,935	776	5.7%	2,534	21.4%	5,516	15.8%
Financial Margin with Clients	13,287	12,712	11,495	37,873	33,730	575	4.5%	1,791	15.6%	4,143	12.3%
Financial Margin with Market	1,083	881	340	2,577	1,205	201	22.9%	743	218.6%	1,372	113.9%
Banking Services Fees and Income from Banking Charges	6,558	6,338	5,591	18,952	16,111	220	3.5%	967	17.3%	2,841	17.6%
Result from Insurance, Pension Plan and Capitalization Operations Before Retained Claims and Selling Expenses	2,379	2,187	2,187	6,683	6,550	192	8.8%	192	8.8%	134	2.0%
Loan and Retained Claim Losses Net of Recovery	(3,902)	(3,711)	(3,755)	(11,264)	(12,339)	(191)	5.1%	(147)	3.9%	1,075	-8.7%
Expenses for Allowance for Loan and Lease Losses	(4,741)	(4,465)	(4,537)	(13,457)	(14,388)	(276)	6.2%	(204)	4.5%	931	-6.5%

Income from Recovery of Loans Written Off as Losses	1,397	1,234	1,297	3,719	3,645	164	13.3%	100	7.7%	74	2.0%

Retained Claims	(559)	(480)	(515)	(1,526)	(1,596)	(79)	16.4%	(44)	8.4%	71	-4.4%
Operating Margin	19,403	18,407	15,858	54,822	45,256	997	5.4%	3,546	22.4%	9,565	21.1%
Other Operating Income/(Expenses)	(11,292)	(11,050)	(9,989)	(32,805)	(29,522)	(242)	2.2%	(1,302)	13.0%	(3,283)	11.1%
Non-interest Expenses	(9,753)	(9,577)	(8,703)	(28,369)	(25,608)	(177)	1.8%	(1,051)	12.1%	(2,761)	10.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,254)	(1,203)	(1,029)	(3,617)	(3,160)	(51)	4.3%	(226)	21.9%	(457)	14.5%
Selling Expenses From Insurance	(284)	(270)	(258)	(819)	(754)	(14)	5.2%	(26)	10.1%	(65)	8.6%
Income before Tax and Profit Sharing	8,112	7,357	5,868	22,016	15,734	755	10.3%	2,243	38.2%	6,282	39.9%
Income Tax and Social Contribution	(2,571)	(2,306)	(1,796)	(6,832)	(4,484)	(265)	11.5%	(775)	43.1%	(2,348)	52.4%
Minority Interests in Subsidiaries	(84)	(78)	(50)	(226)	(95)	(6)	-	(34)	-	(131)	-
Recurring Net Income	5,457	4,973	4,022	14,959	11,156	484	9.7%	1,435	35.7%	3,803	34.1%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Statement of Income | Managerial Financial Margin Perspective

						R$ million
						Variation
	3Q14	2Q14	3Q13	9M14	9M13	3Q14 - 2Q14		3Q14 - 3Q13		9M14 - 9M13
Managerial Financial Margin	14,369	13,593	11,835	40,450	34,935	776	5.7%	2,534	21.4%	5,516	15.8%
Financial Margin with Clients	13,287	12,712	11,495	37,873	33,730	575	4.5%	1,791	15.6%	4,143	12.3%
Financial Margin with Market	1,083	881	340	2,577	1,205	201	22.9%	743	218.6%	1,372	113.9%
Results from Loan and Lease Losses	(3,343)	(3,231)	(3,240)	(9,739)	(10,743)	(112)	3.5%	(104)	3.2%	1,004	-9.3%
Expenses for Allowance for Loan and Lease Losses	(4,741)	(4,465)	(4,537)	(13,457)	(14,388)	(276)	6.2%	(204)	4.5%	931	-6.5%
Income from Recovery of Loans Written Off as Losses	1,397	1,234	1,297	3,719	3,645	164	13.3%	100	7.7%	74	2.0%
Net Result from Financial Operations	11,026	10,362	8,595	30,711	24,192	664	6.4%	2,431	28.3%	6,520	27.0%
Other Operating Income/(Expenses)	(2,914)	(3,005)	(2,727)	(8,695)	(8,457)	90	-3.0%	(187)	6.9%	(238)	2.8%
Banking Services Fees and Income from Banking Charges	6,558	6,338	5,591	18,952	16,111	220	3.5%	967	17.3%	2,841	17.6%
Result from Insurance, Pension Plan and Capitalization Operations	1,536	1,437	1,414	4,339	4,199	99	6.9%	122	8.6%	140	3.3%
Non-interest Expenses	(9,753)	(9,577)	(8,703)	(28,369)	(25,608)	(177)	1.8%	(1,051)	12.1%	(2,761)	10.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,254)	(1,203)	(1,029)	(3,617)	(3,160)	(51)	4.3%	(226)	21.9%	(457)	14.5%
Income before Tax and Profit Sharing	8,112	7,357	5,868	22,016	15,734	755	10.3%	2,243	38.2%	6,282	39.9%
Income Tax and Social Contribution	(2,571)	(2,306)	(1,796)	(6,832)	(4,484)	(265)	11.5%	(775)	43.1%	(2,348)	52.4%
Minority Interests in Subsidiaries	(84)	(78)	(50)	(226)	(95)	(6)	-	(34)	-	(131)	-
Recurring Net Income	5,457	4,973	4,022	14,959	11,156	484	9.7%	1,435	35.7%	3,803	34.1%

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 8

Executive Summary

Net Income

The recurring net income for the third quarter of 2014 amounted to R$5,457 million, representing an increase of 9.7% in relation to the previous quarter and a 35.7% increase from the same period of the previous year.

The increase in net income for the third quarter of 2014 in relation to the previous quarter is mainly due to the increases of 5.7% in the financial margin and of 3.5% in banking service fees. These increases were partially offset by the increase of 3.5% in results from loan and lease losses and by the increase of 1.8% in non-interest expenses, particularly personnel expenses, mainly due to the effect of the compensation adjustment related to the union labor agreement.

In the first nine months of 2014, the recurring net income was R$14,959 million, an increase of 34.1% in relation to the same period of the previous year. The increase in net income for the nine-month period in relation to the same period of 2013 is mainly due to the increase of 14.7% in operating revenues and to the drop of 8.7% in loans and retained claims losses net of recovery, partially offset by the 10.8% increase in non-interest expenses.

Return on Average Equity

The annualized recurring return on average equity reached 24.7% in the third quarter of 2014. On September 30, 2014, stockholders’ equity totaled R$90.8 billion, a 5.6% increase from the previous quarter and of 16.0% from the previous year.

The recurring return of our insurance, pension plan and capitalization operations reached 78.7% in the third quarter of 2014, taking into consideration net income in relation to the required minimum regulatory capital with a 25% safety margin, mainly affected by the early termination of Via Varejo contract to offer extended warranty.

Operating Revenues

In the third quarter of 2014, operating revenues, which represent revenues from banking and insurance, pension plan and capitalization operations, totaled R$23,305 million, an increase of 5.4% in relation to the previous quarter and an increase of 14.7% in the first nine months from the same period of the previous year.

The main components of operating revenues and other items of the income statement are presented below.

Managerial Financial Margin

The managerial financial margin for the third quarter of 2014 totaled R$14,369 million, an increase of R$776 million in relation to the second quarter of 2014, mainly due to the increase in our financial margin with clients by R$575 million. The financial margin with the market totaled R$1,083 million in the quarter, an increase of R$201 million in relation to the previous quarter.

Our managerial financial margin increased R$5,516 million when compared to the first nine months of 2013. This growth is due to the increase of R$4,143 million in the financial margin with clients and the increase of R$1,372 million in the financial margin with the market.

Managerial Financial Margin of Credit, net of the Result from Loan Losses

Our financial margin of credit, net of expenses for allowance for loan losses and recovery of credits, increased 1.7% in relation to the second quarter of 2014 and of 18.2% in relation to the third quarter of 2013. The ratio between expenses for allowance for loans and lease losses net of recovery and the financial margin of credit reached 29.9%, with a decrease of 290 basis points in relation to the same period of 2013.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 9

Executive Summary

Banking Services Fees and Income from Banking Charges

Banking service fees, including income from banking charges, increased R$220 million (3.5%) when compared to the previous quarter, totaling R$6,558 million, and increased R$2,841 million (17.6%) when compared to the first nine months of 2013.

Result from Insurance, Pension Plan and Capitalization

Note: The loss ratio of the graphic does not consider the company Itauseg and our 30% interest in Porto Seguro.

In the third quarter of 2014, the result from insurance, pension plan and capitalization operations reached R$1,536 million, an increase of R$99 million in relation to the previous quarter and of R$122 million in relation to the third quarter of 2013, whereas the loss ratio reached 31.5% in the quarter.

Result from Loan Losses, Net of Recovery

The result from loan losses, net of recovery, increased 3.5% in relation to the previous quarter, totaling R$3,343 million in the quarter. This growth arises from the increase of 6.2% (R$276 million) in the expenses for the allowance for loan losses which was partially offset by the increase in income from the recovery of credits written off as losses. When compared to the first nine months of 2013, this result decreased by 9.3% or R$1,004 million.

Non-Interest Expenses

Non-interest expenses increased 1.8% in the third quarter of 2014. Personnel expenses increased R$104 million, mainly due to the effect of the salaries adjustment and benefits related to the collective union agreement, whereas administrative expenses increased R$21 million in the quarter when compared to the previous quarter.

In the first nine months of 2014, non-interest expenses increased R$2,761 million (10.8%) when compared to the same period of the previous year. Disregarding Credicard’s expenses, the increase in relation to the same period of the previous year would have been of 7.6% in the period.

Risk-Adjusted Efficiency Ratio (R.A.E.R)(*) and Efficiency Ratio (E.R.)

(*) The criteria for calculating the ratios are detailed on page 26.

In the third quarter of 2014, the risk-adjusted efficiency ratio, in the full concept (which includes all expenses and also claims and expenses for allowance for loan losses), reached 63.2%, an improvement of 160 basis points when compared to the previous quarter, mainly due to the increase in our managerial financial margin. In the 12-month period, the risk-adjusted efficiency ratio reached 64.9%.

In the third quarter of 2014, the efficiency ratio, in the concept that includes all expenses except for the expenses for the allowance for loan losses and insurance claims, reached 45.5%, an improvement of 160 basis points from the previous quarter. In the 12-month period, the efficiency ratio reached 47.2%, an improvement of 70 basis points in relation to previous quarter and of 80 basis points in relation to the same period of the previous year.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 10

Executive Summary

Balance Sheet | Assets

				R$ million
				Variation
	Sep 30,14	Jun 30,14	Sep 30,13	Sep 30,14 - Jun 30,14	Sep 30,14 - Sep 30,13

Current and Long-term Assets	1,139,030	1,094,444	1,068,222	4.1%	6.6%
Cash and Cash Equivalents	16,636	20,605	14,466	-19.3%	15.0%
Short-term Interbank Investments	217,538	165,588	193,263	31.4%	12.6%
Securities and Derivative Financial Instruments	283,108	291,297	272,110	-2.8%	4.0%
Interbank and Interbranch Accounts	68,044	87,015	73,878	-21.8%	-7.9%
Loan, Lease and Other Loan Operations	428,832	414,928	387,040	3.4%	10.8%
(Allowance for Loan Losses)	(25,258)	(24,547)	(25,653)	2.9%	-1.5%
Other Assets	150,130	139,557	153,117	7.6%	-2.0%
Foreign Exchange Portfolio	41,047	34,217	52,989	20.0%	-22.5%
Other	109,083	105,340	100,128	3.6%	8.9%
Permanent Assets	18,527	17,488	14,565	5.9%	27.2%
Investments	3,434	3,233	3,068	6.2%	11.9%
Fixed and Operating Lease Assets	7,412	6,771	6,108	9.5%	21.3%
Intangible Assets and Goodwill	7,681	7,484	5,388	2.6%	42.6%
Total Assets	1,157,557	1,111,932	1,082,787	4.1%	6.9%

On September 30, 2014, our assets totaled R$1.16 trillion, corresponding to an increase of 4.1% (R$45.6 billion) when compared to the previous quarter. The main changes are presented below:

In relation to the third quarter of 2013, the increase of 6.9% (R$74.8 billion) mainly arises from the growth in the loan portfolio as presented in the table below:

Balance Sheet | Liabilities and Equity

				R$ million
				Variation
	Sep 30,14	Jun 30,14	Sep 30,13	Sep 30,14 - Jun 30,14	Sep 30,14 - Sep 30,13

Current and Long-Term Liabilities	1,063,139	1,022,807	1,001,600	3.9%	6.1%
Deposits	280,975	277,347	252,279	1.3%	11.4%
Demand Deposits	44,596	44,847	37,817	-0.6%	17.9%
Savings Deposits	113,676	110,840	98,228	2.6%	15.7%
Interbank Deposits	3,642	4,062	7,680	-10.3%	-52.6%
Time Deposits	119,062	117,597	108,555	1.2%	9.7%
Deposits Received under Securities Repurchase Agreements	304,024	293,342	295,136	3.6%	3.0%
Fund from Acceptances and Issue of Securities	47,089	45,292	50,672	4.0%	-7.1%
Interbank and Interbranch Accounts	9,606	13,424	12,991	-28.4%	-26.1%
Borrowings and Onlendings	81,659	77,048	73,301	6.0%	11.4%
Derivative Financial Instruments	16,203	11,908	9,205	36.1%	76.0%
Technical Provisions for Insurance, Pension Plans and Capitalization	112,973	108,450	98,758	4.2%	14.4%
Other Liabilities	210,609	195,996	209,258	7.5%	0.6%
Subordinated Debt	54,472	52,120	54,394	4.5%	0.1%
Foreign Exchange Portfolio	41,855	35,171	53,315	19.0%	-21.5%
Other	114,283	108,704	101,549	5.1%	12.5%
Deferred Income	1,318	1,163	1,085	13.3%	21.5%
Minority Interest in Subsidiaries	2,324	1,975	1,842	17.6%	26.2%
Stockholders' Equity	90,776	85,987	78,260	5.6%	16.0%
Total Liabilities and Equity	1,157,557	1,111,932	1,082,787	4.1%	6.9%

The main changes in liabilities this quarter in relation to the previous quarter are presented in the table below.

In relation to the third quarter of the previous year, the main changes are as follows:

(*) Includes Insurance, Pension Plans and Capitalization

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 11

Executive Summary

Loan Portfolio with Endorsements and Sureties

On September 30, 2014, our total loan portfolio (including sureties, endorsements and private securities) reached R$536,287 million, growing 3.4% when compared to the second quarter of 2014 and 11.5% when compared to the same period of the previous year. Disregarding the efect of the foreign exchange variation, the growth of our loan portfolio would have been 1.8% in the quarter and 10.8% in relation to the same period of the previous year.

In the individuals segment, the highlight was the growth of the low-risk loan portfolios: payroll loans, which increased 21.9% in the quarter and 77.1% in the 12-month period, and mortgage loans, which increased 4.9% in the quarter, and 22.4% in the 12-month period.

The companies segment, without considering private securities, grew 2.6% in the quarter and 8.3% in the 12-month period. The corporate portfolio increased 3.7% when compared to the previous quarter and 13.9% in the past 12 months, whereas the very small, small and middle market companies portfolio decreased 0.1% in the third quarter of 2014 and 3.5% when compared to third quarter of 2013. Considering the private securities operations, the companies segment recorded a 3.0% increase when compared to the second quarter of 2014 and 10.5% in relation to the third quarter of 2013. Excluding the effect of the foreign exchange variation, the growth of this portfolio, including private securities, would have been 0.7% when compared to the second quarter of 2014 and 8.3% year-on-year.

The balance of our operations in Latin America grew 7.2% in the quarter and reached R$39,252 million. In 12 months, the growth was 8.0%. If we exclude the effect of the foreign exchange variation, the growth of this portfolio would have been 3.2% when compared to the second quarter of 2014 and 16.3% in 12 months.

The balance of endorsements and sureties reached R$74,514 million on September 30, 2014, representing an increase of 2.5% in relation to the second quarter of 2014 and of 7.2% in the past 12 months, mainly due to the increase in the corporate portfolio, which grew 2.4% from the previous quarter and 8.2% from the same period of the previous year.

					R$ million
					Variation
	Sep 30,14	Jun 30,14	Dec 31,13	Sep 30,13	Sep 30,14 – Jun 30,14	Sep 30,14 – Dec 31,13	Sep 30,14 – Sep 30,13

Individuals	178,280	172,441	168,714	156,198	3.4%	5.7%	14.1%
Credit Card	54,265	53,524	54,234	43,078	1.4%	0.1%	26.0%
Personal Loans	28,690	28,678	27,373	27,293	0.0%	4.8%	5.1%
Payroll Loans (1)	36,436	29,892	22,578	20,579	21.9%	61.4%	77.1%
Vehicles	31,323	34,068	40,319	42,733	-8.1%	-22.3%	-26.7%
Mortgage Loans (2)	27,566	26,280	24,209	22,515	4.9%	13.9%	22.4%
Companies	285,813	278,573	275,594	264,010	2.6%	3.7%	8.3%
Corporate	203,042	195,714	190,140	178,228	3.7%	6.8%	13.9%
Very Small, Small and Middle Market (3)	82,771	82,859	85,454	85,782	-0.1%	-3.1%	-3.5%
Latin America (4)	39,252	36,609	39,088	36,354	7.2%	0.4%	8.0%
Total with Endorsements and Sureties	503,345	487,623	483,397	456,561	3.2%	4.1%	10.2%
Corporate - Private Securities (5)	32,942	30,801	26,482	24,455	7.0%	24.4%	34.7%
Total with Endorsements, Sureties and Private Securities	536,287	518,423	509,879	481,017	3.4%	5.2%	11.5%
Total with Endorsements, Sureties and Private Securities (6) (ex-foreign exchange variation rate)	536,287	527,016	509,821	484,208	1.8%	5.2%	10.8%
Endorsements and Sureties	74,514	72,695	71,162	69,522	2.5%	4.7%	7.2%
Individuals	531	512	514	580	3.7%	3.2%	-8.5%
Corporate	67,677	66,110	63,960	62,553	2.4%	5.8%	8.2%
Very Small, Small and Middle Market	4,117	3,960	3,853	3,645	3.9%	6.8%	12.9%
Latin America (4)	2,189	2,113	2,834	2,743	3.6%	-22.8%	-20.2%

(1) It includes operations originated by the institution and acquired operations. (2) The table does not include co-obligation in mortgage loan assignments in the amount of R$215.9 million in 4Q11. (3) It includes Rural Loans to Individuals. (4) It includes Argentina, Chile, Colombia, Paraguay and Uruguay. (5) It includes Debentures, CRI and Commercial Paper. (6) Calculated based on the conversion of the foreign currency portfolio (dollar and currencies of Latin America). Note: Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For more details, please see page 31.

Loan Portfolio – Currency Disclosure

On September 30, 2014, R$106.9 billion of our total credit assets were denominated in or indexed to foreign currencies and grew 6.7% in the quarter mainly due to the depreciation of the Brazilian real in relation to the U.S. dollar and the currencies of Latin American countries.

The NPL ratio for operations that are overdue for more than 90 days (NPL 90) decreased 20 basis points when compared to the previous quarter and 70 basis points when compared to September 2013, and reached the lowest level since the merger of Itaú and Unibanco in November 2008. Disregarding the exchange rate effect, this ratio would have reached 3.3% at the end of the third quarter of 2014.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 12

Executive Summary

2014 Outlook

The table below presents our current expectations for the year 2014:

2014 Outlook *

Total Loan Portfolio	Growth of 10.0% to 13.0% [1]

Loan Loss Provision net of recovery	Between R$ 13 billion and R$ 15 billion

Service Fees and Result of Insurance [2]	Growth of 12% to 14%

Non-Interest Expenses	Growth of 10.5% to 12.5% (between 5.5% and 7.5%, if measured ex-Credicard)

Efficiency Ratio	Improvement of 50 to 175 bps

(*) It does not consider the effect of CorpBanca’s operations.

(1) As announced on October 13, 2014, the loan portfolio growth is expected to remain below the low end of the expectation of 10%, at approximately 8%;

(2) Service Fees (+) Income from Insurance, Pension Plan and Capitalization Operations (-) Expenses for Claims (-) Selling Expenses for Insurance, Pension Plan and Capitalization.

Although the growth plans and projections of results presented above are based on assumptions of management and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond of our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures over products, prices and changes in tax legislation, among others.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 13

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Management Discussion & Analysis	Itaú Unibanco Holding S.A. 14

Analysis of Net Income

Managerial Financial Margin

The managerial financial margin for the third quarter of 2014 totaled R$14,369 million, an increase of R$776 million, or 5.7%, in relation to the previous quarter.

In the first nine months of 2014, the managerial financial margin totaled R$40,450 million, an increase of R$5,516 million, or 15.8%, when compared to the same period in the previous year.

The main drivers of these variations are presented below:

R$ million					Variation
	3Q14	2Q14	9M14	9M13	3Q14-2Q14		9M14-9M13
Financial Margin with Clients	13,287	12,712	37,873	33,730	575	4.5%	4,143	12.3%
Interest Rate-Sensitive	1,671	1,443	4,454	3,288	228	15.8%	1,166	35.4%
Spread-Sensitive	11,615	11,269	33,419	30,442	347	3.1%	2,977	9.8%
Financial Margin with Market	1,083	881	2,577	1,205	201	22.9%	1,372	113.9%
Total	14,369	13,593	40,450	34,935	776	5.7%	5,516	15.8%

Managerial Financial Margin with Clients

The managerial financial margin with clients arises from the use of financial products by our clients, including both account and non-account holders.

In the third quarter of 2014, the financial margin with clients totaled R$13,287 million, corresponding to a 4.5% increase from the previous quarter. This increase, which corresponds to R$575 million, was mainly due to the increase in the margin of SELIC rate-sensitive operations, to the higher volume of loan operations and to the early termination of the agreement between Itaú Seguros S.A. and Via Varejo in the current quarter.

For a better understanding of the financial margin, we divided the operations into two different groups: financial margin of operations that are sensitive to interest rate variations, and financial margin of operations that are sensitive to spread variations.

Interest Rate-Sensitive Operations

The financial margin of operations that are sensitive to interest rates totaled R$1,671 million in the third quarter of 2014, an increase of 15.8%, or R$228 million, in relation to the previous quarter, mainly due to an increase in the balance of operations in Brazilian reais that are subject to the Brazilian benchmark rate (SELIC), to a decrease in the balance of operations in U.S. dollars, which consist of investments in U.S. Treasury Bonds, and to the greater number of working days in the period.

In the first nine month of 2014, the increase in the SELIC rate positively impacted the financial margin of these operations, which grew R$1,166 million, or 35.4%, when compared to the same period of the previous quarter.

Annualized Rate of Interest Rate-Sensitive Operations

R$ million			Variation
	3Q14	2Q14	3Q14-2Q14
Average Balance	71,082	69,762	1,320	1.9%
Financial Margin	1,671	1,443	228	15.8%
Annualized Rate	9.3%	8.3%		100	bps
Average SELIC - Annualized Rate	10.6%	10.4%		20	bps

Spread-Sensitive Operations

The financial margin of spread-sensitive operations amounted to R$11,615 million in the quarter, corresponding to a 3.1%, or R$347 million, increase when compared to the previous quarter.

The credit spread reached 11.2%, a decrease of 20 basis points when compared to the previous quarter. The foreign exchange variation accounts for 10 basis points of the decline. Considering the expense with the allowance for loan losses, this indicator reached 7.9%, 10 basis points below last quarter figure.

The spread of other interest-bearing assets considered in this analysis reached 1.8%, 30 basis points higher than the previous quarter, mainly due to the early termination of the agreement between Itaú Seguros S.A. and Via Varejo mentioned before. The combined spread of spread-sensitive operations reached 9.4% in the current period.

Annualized Rate of Spread-Sensitive Operations

R$ million			Variation
	3Q14	2Q14	3Q14-2Q14
Average Balance	490,548	472,981	17,566	3.7%
Financial Margin	11,615	11,269	347	3.1%
Annualized Rate	9.4%	9.6%	-20	bps

Managerial Financial Margin with Market

The financial margin with the market basically arises from treasury transactions that include Asset and Liability Management (ALM) and proprietary portfolio management.

In the third quarter of 2014, the financial margin with the market amounted to R$1,083 million, an increase of R$201 million from the previous quarter. This variation was mainly due to the result of structural positions.

We present below the evolution of our financial margin with the market.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 16

Analysis of Net Income

Managerial Financial Margin with Clients

As a result of the previously mentioned changes, the Net Interest Margin – NIM, annualized rate of managerial financial margin with clients, which does not consider the financial margin with market, reached 9.4% in the third quarter of 2014, remaining steady in relation to the previous quarter.

The risk-adjusted NIM reached 7.0%, and remained steady from the previous quarter.

The Net Interest Margin of Credit after Provision for Credit Risk reached 7.9% in the current period. Disregardering the foreign exchange variation, this ratio would have reached 8.0%, steady in relation to the previous quarter.

R$ million	3Q14			2Q14			9M14
			Average			Average			Average
	Average	Financial	Rate	Average	Financial	Rate	Average	Financial	Rate
	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)

Demand Deposits + Floatings	50,488			49,903			50,542
(-) Reserve Requirements	(20,185)			(19,023)			(19,395)
Contingent Liabilities (-) Deposits in guarantee of Contingent	3,849			3,943			3,809
Tax and Social Security obligations (-) Deposits in guarantee	12,522			14,585			13,825
Working Capital (Equity + Minority Interests - Permanent Assets -	63,240			59,967			60,201
Capital Allocated to Treasury)
(-) Tax Credits	(38,832)			(39,614)			(39,814)
Interest Rate Sensitive Margin with Clients - Brazil and Abroad (A)	71,082	1,671	9.3%	69,762	1,443	8.3%	69,168	4,454	8.6%

Cash and Cash Equivalents + Interbank Deposits + Securities (*)	90,968			81,048			86,257
Interbank and Interbranch Accounts (**)	4,897			5,899			4,701
Spread-Sensitive Margin with Clients – Other Assets	95,864	433	1.8%	86,947	326	1.5%	90,958	998	1.5%
Loans, Leasing and Other Credits	419,488			410,847			413,838
(Allowance for Loan Losses)	(24,804)			(24,812)			(25,187)
Spread-Sensitive Margin with Clients – Credit (B)	394,683	11,182	11.2%	386,035	10,943	11.4%	388,651	32,421	11.2%
Spread-Sensitive Margin with Clients (C)	490,548	11,615	9.4%	472,981	11,269	9.6%	479,609	33,419	9.3%

Net Interest Margin with Clients (D = A+C)	561,630	13,287	9.4%	542,743	12,712	9.4%	548,777	37,873	9.2%
Provision for Loan and Lease Losses (E)		(4,741)			(4,465)			(13,457)
Recovery of Credits Written Off as Losses (F)		1,397			1,234			3,719
Net Interest Margin of Credit after Provision for Credit Risk (G = B+E+F)	394,683	7,839	7.9%	386,035	7,711	8.0%	388,651	22,682	7.8%

Net Interest Margin after Provision for Credit Risk (H = D+E+F)	561,630	9,943	7.0%	542,743	9,481	7.0%	548,777	28,134	6.9%

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments (-) Assets Guaranteeing PGBL/VGBL and Insurance Technical Provisions (-) Operations Sensitive to Variations in Interest Rate; (**) Net of reserve requirements (Central Bank).

Net Interest Margin with Clients and Net Interest Margin of Credit before and after Provision for Credit Risk

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 17

Analysis of Net Income

Complementary Aspects in Analysis of Financial Margin with Clients

Evolution of the Loan Portfolio Mix (excluding endorsements and sureties)

Our loan portfolio mix presented below highlights its major components and their share in the past quarters.

Loan Portfolio Mix – Companies

The proportion of credits to very small and small market companies, which have higher spreads, has decreased in relation to credits to middle market and large companies in our loan portfolio mix, which can be seen in the chart below.

Loan Portfolio Mix – Individuals

The evolution of our loan portfolio mix for individuals in the same period shows the growth of the payroll loan and mortgage loan portfolios. The decreased share of the vehicle portfolio in our mix is a result of the nominal balance reduction of this portfolio.

The Variation in the Composition of Financial Margin with Clients

In order to demonstrate the effect of the changes in our financial margin, we separated these effects from the volume of loan operations, the mix of products, clients and spread, the SELIC rate and other effects.

In the third quarter of 2014, the 4.5% increase in our financial margin with clients was mainly due to the (i) the increased margin of SELIC rate-sensitive operations, (ii) the higher volume of loan operations, (iii) the greater number of calendar days and (iv) the early termination of the agreement between Itaú Seguros S.A. and Via Varejo considered in Other in chart below.

Loan Portfolio by Origination Period(*)

The chart below shows the evolution of our loan portfolio, excluding sureties and endorsements, by origination period (vintages).

(*) Includes Credicard operations as from the third quarter of 2014.

We maintained the policy of greater selectivity in the origination of credit and noted that the volume of originations was practically unchanged. Additionally, given the profile of the terms of our different credit products, the composition of new contract vintages also showed a similar profile over the past periods. On September 30, 2014, 54.3% of the loan portfolio were composed of vintages of 2014, 22.8% of 2013, 10.1% of 2012, 6.7% of 2011 and 6.0% of previous years.

Loan Portfolio by Maturity

We present below our performing loan portfolio, that is, composed of operations for which payments made by clients are non-overdue(*) according to the maturity schedule, including the concentration on operations longer than 365 days.

(*) Non-Overdue loans are loan operations that don't have any installments more than 14 days overdue, irrespective of collateral provided.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 18

Analysis of Net Income

Banking Service Fees, Income from Banking Charges and Result from Insurance, Pension Plan and Capitalization

R$ million

					Variation
	3Q14	2Q14	9M14	9M13	3Q14 - 2Q14		9M14 - 9M13
Asset Management	688	652	1,993	1,815	36	5.5%	178	9.8%
Current Account Services	1,217	1,228	3,582	3,068	(12)	-1.0%	514	16.8%
Credit Operations and Guarantees Provided	781	760	2,234	2,061	21	2.8%	173	8.4%
Collection Services	387	410	1,160	1,061	(23)	-5.7%	99	9.4%
Credit Cards	2,767	2,682	8,050	6,544	84	3.1%	1,507	23.0%
Other	719	605	1,933	1,563	114	18.8%	370	23.6%
Banking Service Fees and Income from Banking	6,558	6,338	18,952	16,111	220	3.5%	2,841	17.6%
Result from Insurance, Pension Plan and Capitalization (*)	1,536	1,437	4,339	4,199	99	6.9%	140	3.3%
Total	8,093	7,775	23,291	20,310	318	4.1%	2,981	14.7%
(-) Income and Result from Insurance from Credicard	218	206	651	-	12	6.0%	651	-
Banking Service Fees and Income from Banking	7,875	7,569	22,640	20,310	306	4.0%	2,330	11.5%

(*) Income from Insurance, Pension Plan and Capitalization operations (-) Expenses with Claims (-) Selling Expenses with Insurance, Pension Plan and Capitalization.

In the third quarter of 2014, banking service fees, including income from banking charges, amounted to R$6,558 million, an increase of 3.5% when compared to the previous quarter. In the year, these revenues recorded a 17.6% increase, mainly due to better credit cards and current account services revenues.

These revenues together with the result from insurance, pension plan and capitalization operations totaled R$8,093 million, an increase of 4.1% when compared to the second quarter of the year. In the first nine months of 2014, these revenues showed a growth of 14.7% in relation to the same period of the previous year. If the effects of the Credicard acquisition were disregarded, these revenues, including the result from insurance, pension plan and capitalization, would have increased 11.5% in relation to the previous year.

Asset Management

Asset management revenues reached R$688 million in the third quarter of 2014, an increase of 5.5% from the previous quarter, due to the higher revenues from fund management mainly due to the higher number of business days in the period.

In the first nine months of 2014, these revenues recorded a 9.8% increase in relation to the same period of the previous year, mainly due to the larger balance of consortia.

Note: In December, 2012, we started to consolidate the exclusive investments funds of our consolidated subsidiaries.

Asset Administration

Asset administration fees amounted to R$529 million in the third quarter of 2014, an increase of 5.9% from the second quarter of 2014, mainly due to the higher number of business days in the period.

The volume of assets under administration was R$646.2 billion in September 2014, recording an increase of 1.8% from the previous quarter and of 3.8% in relation to the same period of the previous year.

Consortia Administration Fees

Consortia management fees totaled R$158 million in the third quarter of 2014, a 4.3% increase from the second quarter of 2014.

In the first nine months of 2014, these fees recorded an increase of 66.2% when compared to the same period of the previous year.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 19

Analysis of Net Income

Current Account Services

Revenues from current account services totaled R$1,217 million in the third quarter, representing a decrease of 1.0% when compared to the previous quarter.

In the first nine months of 2014, these revenues recorded a growth of 16.8%. The increase in revenues from current account services is mainly due to the offering of differentiated products and services aimed at adding more value to the experience of our clients with the bank. These products include the “Maxibônus Celular” (service package), the Uniclass differentiated services and the convenience and versatility of products offered to companies.

Credit Operations and Guarantees Provided

Revenues from credit operations and guarantees provided were R$781 million, a 2.8% increase in relation to the previous quarter, mainly due to the higher volume of sureties.

In the first nine months of 2014, these revenues increased 8.4% in relation to the same period of the previous year, resulting from higher volume of sureties in the period and increased revenues from consumer credit related services.

Collection Services

Revenues from collection services reached R$387 million, decreasing 5.7% from the second quarter of 2014. In the first nine months of 2014, these revenues recorded a 9.4% increase.

Credit Cards

Credit card revenues amounted to R$8,050 million in the first nine months of 2014, an increase of 23.0% when compared to the first nine months of the previous year, mainly due to the increased revenues from interchange and MDR (Merchant Discount Rate) and annual fees, and to the increase in the number of POS equipment rented in the period, in addition to the effects of the acquisition of Credicard.

These revenues increased 3.1% in relation to the previous quarter, impacted by the increased revenues from interchange and MDR (Merchant Discount Rate) rates, in view of the increased volume of transactions in the period, higher annual fees and of the increase in the number of POS equipment rented in the period.

The proportion of credit card revenues arising from card issuance corresponds to 54.5% of the total.

(*) Acquisition of minority interests in REDE.

Other

			R$ million
			3Q14-
	3Q14	2Q14	2Q14
Foreign Exchange Services	24	7	17
Brokerage and Securities Placement	107	109	(2)
Custody Services and Portfolio Management	63	72	(9)
Economic and Financial Advisory Services	194	148	46
Other Services	331	270	62
Total	719	605	114

Revenues from economic and financial advisory services increased, in view of the higher volume of the Investment Banking services. Revenues from other services increased, mainly due to the effect of the reclassification of certain revenues from credit operations – foreign units, which were allocated to revenues from credit operations, carried out in the previous quarter.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 20

Analysis of Net Income

Result from Insurance, Pension Plan and Capitalization

In the third quarter of 2014, the result from insurance, pension plan and capitalization operations totaled R$1,536 million, a 6.9% increase from the previous quarter, mainly due to the increase in earned premiums, mainly influenced by life and personal accidents premiums.

In the first nine months of 2014, this result increased 3.3%, mainly due to the increase in earned premiums and the decrease in claims expenses.

In the third quarter of 2014, technical provisions for insurance, pension plan and capitalization reached R$113.0 billion, a 4.2% increase from the previous quarter.

(*) Income from Insurance, Pension Plan and Capitalization operations (-) Expenses for Claims (-) Selling Expenses for Insurance, Pension Plan and Capitalization.

Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension Plan and Capitalization

In the third quarter of 2014, the ratio of total banking service fees and income from bank charges, plus the result from insurance, pension plan and capitalization, divided by operating revenues – which includes, in addition to these revenues, the managerial financial margin and other operating revenues – reached 34.7%

The operational coverage ratio, which represents the extent to which non-interest expenses were covered by banking service fees and income from banking charges, added to the result from insurance, pension plan and capitalization, reached 83.0% in this quarter, an increase of 180 basis points from the previous quarter.

The chart below presents the quarterly historical data of banking service fees, including the result from insurance, pension plan and capitalization operations and their relation with our operating revenues.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 21

Analysis of Net Income

Result from Loan and Lease Losses

					R$ million
					Variation
	3Q14	2Q14	9M14	9M13	3Q14 - 2Q14		9M14 - 9M13
Expenses for Provision for Loan and Lease Losses	(4,741)	(4,465)	(13,457)	(14,388)	(276)	6.2%	931	-6.5%
Income from Recovery of Loans Written Off as Losses	1,397	1,234	3,719	3,645	164	13.3%	74	2.0%
Result from Loan and Lease Losses	(3,343)	(3,231)	(9,739)	(10,743)	(112)	3.5%	1,004	-9.3%

The result from loan and lease losses, net of credit recovery, was R$3,343 million in the third quarter of 2014, an increase of 3.5% compared to the previous quarter, due to higher expenses for allowance for loan losses, which went up 6.2% related to the growth in the provisions of certain corporate segment groups. These expenses were partially offset by higher income from the recovery of credits written off as losses, which totaled R$1,397 million in the period, representing a 13.3% increase when compared to the previous quarter.

In the first nine months of 2014, the result from loan losses showed a reduction of 9.3% mainly due to the lower expenses for allowance for loan losses arising from the credit profile improvement of our portfolio.

Allowance for Loan Losses and Loan Portfolio

In September 2014, the balance of the loan portfolio without endorsements and sureties increased R$13,904 million (3.4%) in relation to June 2014, totaling R$428,832 million, impacted mainly by the increase in the payroll loan and corporate portfolio.

The balance of the allowance for loan losses increased R$711 million (2.9%), reaching R$ 25,258 million.

The complementary allowance for loan losses, in addition to the minimum required by National Monetary Council (CMN) Resolution No. 2,682/99, stood at R$5,217 million. This balance includes the provisions recognized for endorsements and sureties, which totaled R$253 million at the end of the third quarter of 2014.

Expenses for Provision for Loan and Lease Losses

(*) Average balance of the Loan Portfolio of the two previous quarters.

The ratio of expenses for allowance for loan losses to the loan portfolio reached 4.5% in the third quarter of 2014, an increase of 20 basis points when compared to the previous quarter.

The ratio of the result from loan losses to the loan portfolio reached 3.2% this quarter, an increase of 10 basis points in relation to the previous quarter.

Non–Performing Loans

Delinquency Ratios and Non Performing Loans

(*) Overdue loans are loan operations having at least one installment more than 14 days overdue, irrespective of collateral provided.

The overdue loan portfolio decreased 1.7% in relation to the previous quarter. In relation to the same period of the previous year, overdue loans decreased over R$1.8 billion (7.1%).

The coverage ratio, the ratio between the total overdue loan portfolio and the allowance for loan losses balance, reached 105%, showing an increase in the period.

The portfolio of credits overdue for more than 90 days remained practically steady in relation to the previous quarter and decreased 7.9% when compared to the same period of the previous year.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 22

Analysis of Net Income

NPL Ratio | over 90 days

The NPL ratio of credits more than 90 days overdue (NPL-90) decreased 20 and 70 basis points from the previous quarter and the third quarter of 2013, respectively, reaching 3.2% of our loan portfolio in the period. This ratio reached the lowest level since the merger of Itaú and Unibanco, mainly due to the change in our portfolio credit profile. Disregarding the impact of the foreign exchange variation on the loan portfolio, the 90-day NPL would have reached 3.3%.

The ratio reduction was due to the reduction of 20 and 100 basis points for individuals, when compared to the previous quarter and the same period of the previous year, respectively.

For companies, this ratio remained steady in relation to the previous quarter, due to the improvement in its level for very small, small and middle market companies, offset by the increased level for large companies, which was influenced by specific groups. Disregarding the impact of the foreign exchange variation on the loan portfolio, the 90-day NPL for companies would have reached 1.9%.

NPL Ratio | 15 to 90 days

Short-term delinquency, measured based on the balance of the operations that are overdue from 15 to 90 days, continues to show the lowest level since the merger of Itaú and Unibanco. In September 2014, this ratio decreased 10 basis points from the previous quarter. The reduction of the ratio was due to the decrease of 40 basis points for individuals, partially offset by an increase of 10 basis points in the ratio for companies.

In the twelve months to September, the short-term delinquency ratio decreased 40 basis points, mainly due to the 120-basis-point decrease in the individuals ratio.

NPL Ratio by Activity

For companies, the NPL ratio of credits more than 90 days overdue reached 1.8% in the third quarter of 2014, with the ratios for industry and commerce, services and the primary sectors were 2.1%, 1.7% and 1.1%, respectively. For further information on NPL Ratios by Activity please see the Risk Management Report required by Brazilian Central Bank Circular No. 3,678 of October 31, 2013, which is available on our Investor Relations website.

			R$ million
	Sep 30, 14
		NPL Ratio |	NPL Ratio | 90
	Credit Portfolio	15 to 90 days	days

Public Sector	4,085	-	-
Private sector	424,746	2.6%	3.3%
Companies	229,219	1.3%	1.8%
Industry and Commerce	112,606	1.3%	2.1%
Services	91,717	1.4%	1.7%
Primary Sector	22,087	0.7%	1.1%
Other	2,808	1.4%	0.9%
Individuals	195,528	4.2%	5.0%
Total	428,832	2.6%	3.2%

Coverage Ratio | 90 days

Note: The coverage ratio is derived from the division of the allowance for loans and lease losses balance by the balance of operations more than 90 days overdue.

The 90-day coverage ratio reached 181% in September 2014, an increase of 500 basis points in relation to the previous quarter.

Loan Portfolio Write-Offs

(1) Average balance of the loan portfolio for the previous two quarters.

Write-offs from the loan portfolio totaled R$4,094 million in the third quarter of 2014, a decrease of R$863 million compared to the previous quarter, mainly due to the portfolio of very small, small and middle market companies, credit cards and vehicles. When compared to the same period of the previous year, write-offs decreased R$1,186 million, due to the improvement in quality of the new vintages of the portfolio.

The ratio of written-off operations to the average balance of the loan portfolio reached 1.0% in the third quarter of 2014, a decrease of 20 basis points when compared to the previous quarter.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 23

Analysis of Net Income

Recovery of Loans

Income from recovery of credits written off as losses increased R$164 million (13.3%) in relation to the previous quarter.

Loan Portfolio by Risk Level

Our credit risk management is aimed at maintaining the quality of the loan portfolio at levels that are appropriate for each market segment in which we operate. The increase in the concentration of credits rated "AA" to "C" in the period represents the adequacy and consistency of the origination policy and the quality of the guarantees obtained in our operations.

In the third quarter of 2014, the portfolio rated “A” increased, due to the change in the mix of our loan portfolio following the acquisition of BMG’s payroll loan portfolios, which has a large concentration of credits rated “A”.

As a result of our strategy to focus on operations with lower risk and larger volume of guarantees, from the second quarter of 2013 we improved the guarantee control system (vehicles, mortgage loans, financial investments, among others) to capture the updated market value for each of these individual operations. As a consequence, operations with guarantees, where the updated amount exceeds the debit balance, are now classified for better risk levels. On the other hand, the operations with guarantees, where the updated amount is insufficient to mitigate the whole risk, are now classified for worse risk levels.

Evolution of Loan Portfolio by Risk Level

On September 30, 2014, the share of loans to individuals rated “AA” to “C” in the total portfolio was 92.5%, an increase of 10 basis points when compared to the previous quarter.

Note: Excluding endorsements and sureties.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 24

Analysis of Net Income

Non-interest Expenses

								R$ million
					Variation
	3Q14	2Q14	9M14	9M13	3Q14 – 2Q14		9M14 – 9M13
Personnel Expenses	(4,352)	(4,248)	(12,459)	(11,445)	(104)	2.5%	(1,014)	8.9%
Administrative Expenses	(4,127)	(4,105)	(11,958)	(10,749)	(21)	0.5%	(1,208)	11.2%
Operating Expenses	(1,162)	(1,124)	(3,613)	(3,091)	(38)	3.4%	(522)	16.9%
Other Tax Expenses (*)	(112)	(99)	(340)	(323)	(13)	13.3%	(17)	5.4%
Total	(9,753)	(9,577)	(28,369)	(25,608)	(177)	1.8%	(2,761)	10.8%
( - ) Credicard Expenses	(294)	(246)	(805)	-	(48)	-	(805)	-
Total expenses excluding	(9,459)	(9,331)	(27,564)	(25,608)	(129)	1.4%	(1,956)	7.6%

(*) It does not include ISS, PIS and Cofins.

Non-interest expenses totaled R$9,753 million in the third quarter of 2014, an increase of 1.8% or R$177 million compared to the second quarter of 2014. This increase was mainly due to the increase in personnel expenses, impacted by the union labor agreement, which increased compensation expenses by 8.5%.

In the first nine months of 2014, non-interest expenses reached R$28,369 million, an increase of 10.8% in relation to the same period of the previous year. If we disregarded the expenses of Credicard, the increase in total expenses would have been 7.6% in the same period.

Personnel Expenses			R$ million
	3Q14	2Q14	Variation
Compensation, Charges and Social	(2,959)	(2,830)	(129)
Profit Sharing (*)	(918)	(907)	(11)
Employee Terminations and Labor Claims	(430)	(463)	33
Training	(45)	(48)	3
Total	(4,352)	(4,248)	(104)

(*) Includes variable compensation and stock option plans.

Personnel expenses of R$4,352 million in the third quarter of 2014, were an increase of 2.5% over the previous quarter. This increase was mainly due to the effect of the adjustment of salaries and benefits related to the union labor agreement, which increased our personnel expenses by R$208 million in the quarter. If the adjustment was disregarded, our personnel expenses would have decreased 2.4%. Higher profit sharing expenses by R$11 million also contributed to this increase. These increases were partially offset by the decrease in expenses with terminations and labor claims of R$33 million in the period.

Number of Employees

The number of employees dropped from 94,383 in June 2014 to 94,164 in September 2014.

Note: For companies under the control of Itaú Unibanco, 100% of the total number of employees is considered. No employee is considered for companies controlled by Itaú Unibanco.

Administrative Expenses
			R$ million
	3Q14	2Q14	Variation
Third-Party Services	(967)	(1,085)	118
Data Processing and Telecommunications	(1,018)	(963)	(55)
Facilities	(635)	(622)	(12)
Depreciation and Amortization	(525)	(507)	(19)
Advertising, Promotions and Publications	(244)	(270)	26
Security	(157)	(157)	0
Financial System Services	(144)	(118)	(26)
Transportation	(108)	(106)	(2)
Materials	(92)	(89)	(4)
Travel	(50)	(52)	2
Other	(187)	(136)	(50)
Total	(4,127)	(4,105)	(21)

Administrative expenses reached R$4,127 million, a slight increase of 0.5% when compared to the second quarter of 2014. The majority of the increase was due to lower expenses with third-party services, mainly legal fees and advertising, promotions and publications for the broadcasting of films and campaigns related to the World Cup in the previous quarter being offset by higher expenses with data processing, financial system service and other expenses.

Operating Expenses
			R$ million
	3Q14	2Q14	Variation
Provision for Contingencies	(367)	(395)	28
Selling - Credit Cards	(399)	(326)	(73)
Claims	(86)	(85)	(1)
Other	(310)	(318)	8
Total	(1,162)	(1,124)	(38)

In the third quarter of 2014, operating expenses increased 3.4% from the previous quarter of 2014, basically due to increased selling expenses partially offset by lower provisions for contingencies.

Other Tax Expenses (*)

In the third quarter of 2014, the other tax expenses was R$122 million, which represented an increase of R$13 million when compared to the second quarter of 2014.

In the first nine months of 2014, other tax expenses increased R$17 million when compared to the same period of the previous year.

(*) Do not include ISS, PIS and Cofins.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 25

Analysis of Net Income

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present below the efficiency ratio and the risk-adjusted efficiency ratio, that includes the risk portions associated with banking transactions (result of the allowance for loan losses) and insurance and pension plan operations (claims).

Risk-Adjusted Efficiency Ratio

In the third quarter of 2014, the risk-adjusted efficiency ratio, in the full concept (comprising all expenses, including claims and selling expenses from insurance), reached 63.2%, a decrease of 520 basis points in relation to the same period of 2013. This lower ratio was mainly due to the increase of 17.3% in banking service fees and income from banking charges, 15.6% increase in the financial margin, which, and relative stability in the result from loan losses, were higher than the increase in our non-interest expenses.

In relation to the second quarter of 2014, the risk-adjusted efficiency ratio improved 160 basis points mainly due to the 5.7% increase in our managerial financial margin, which was higher than the 1.8% increase in non-interest expenses.

In the 12-month period, the risk-adjusted efficiency ratio reached 64.9%, a drop of 680 basis points from the same period of the previous year. This ratio has improved for seven consecutive quarters and reached the lowest level since the merger of Itaú and Unibanco.

Efficiency Ratio

In the third quarter of 2014, the efficiency ratio reached 45.5%, a decrease of 160 basis points when compared to the second quarter of 2014. This improvement was mainly due to our increased financial margin and banking service fees, which were higher than the increase in non-interest expenses.

In the 12-month period, the efficiency ratio reached 47.2%, a drop of 70 basis points from the previous quarter. In relation to the third quarter of 2013, this ratio improved 80 basis points.

Use of Operating Revenues

The chart below shows the portions of the operating revenues used to cover non-interest expenses, result from loan losses and expenses with claims.

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other (taxes on revenues).

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 26

Analysis of Net Income

Points of Service

At the end of the third quarter of 2014, our network comprised 5,042 branches and client service branches (CSB), including Brazil and abroad.

Branches(i) and Client Service Branches (CSB)(ii) | Brazil and Abroad

(i)  In September 2014, total branches include 23 digital branches and 59 business branches, which are considered points of service by the CMN Resolution No. 4,072/2012.

(ii)  Points of service include only Client Service Branches (CSBs)

Note: It includes Banco Itaú BBA, Banco Itaú Argentina and the companies in Chile, Uruguay and Paraguay.

Automated Teller Machines (ATMs) | Brazil and Abroad

At the end of the third quarter of 2014, the number of ATMs totaled 27,960, representing a decrease of 34 units when compared to the second quarter of 2014.

Note: (i) Includes Banco Itaú Argentina and the companies in Chile, Uruguay and Paraguay.

(ii)  Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments.

(iii)  Does not include points of sale and ATMs of Banco 24h.

Non-Bank Correspondent

Our registered non-bank correspondent banks total 4,531 at the end of the third quarter of 2014, representing an increase of 40.9% from to the same period of the previous year, which demonstrates our commitment with the country’s development by increasing the levels of bank penetration.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$1,254 million in the third quarter of 2014, an increase of 4.3% from the previous quarter and of 14.5% in relation to the same period of 2013.

Income Tax and Social Contribution on Net Income

In the third quarter of 2014, income tax and social contribution over net income (CSLL) totaled R$2,571 million, an increase of R$265 million from the second quarter of 2014 as a result of the higher income before tax and profit sharing. The effective tax rate reached 31.7%.

Unrealized Gains

Unrealized gains decreased R$813 million in the previous quarter and amounted R$2,349 million at the end of the third quarter of 2014. This decrease is due primarily to the impact of the market value of Porto Seguro based on its share price.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 27

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Management Discussion & Analysis	Itaú Unibanco Holding S.A. 28

Balance Sheet

Assets

On September 30, 2014, total assets amounted to R$1.2 trillion, an increase of 4.1% when compared to the end of the previous quarter and of 6.9% when compared to the previous year. The breakdown of our assets and the details on their main components are presented below:

Total Assets

Assets Breakdown | Sep 30, 2014

Short-Term Interbank Investments and Securities Portfolio

On September 30, 2014, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$500.6 billion, corresponding to an increase when compared to the previous quarter. This growth was mainly due to the increase in short-term interbank investments, private securities and PGBL/VGBL fund quotas.

							R$ million
							Variation
	Sep 30, 14%		Jun 30, 14%		Sep 30, 13%		Sep/14 - Jun/14	Sep/14 - Sep/13
Short-Term Interbank Investments	217,538	43.5%	165,588	36.2%	193,263	41.5%	31.4%	12.6%
Total Public Securities	111,546	22.3%	130,359	28.5%	129,407	27.8%	-14.4%	-13.8%
Government Securities – Domestic	99,664	19.9%	118,550	25.9%	120,219	25.8%	-15.9%	-17.1%
Government Securities – Foreign	11,883	2.4%	11,809	2.6%	9,188	2.0%	0.6%	29.3%
Denmark	3,649	0.7%	3,409	0.7%	2,980	0.6%	7.1%	22.5%
Korea	2,911	0.6%	2,910	0.6%	2,455	0.5%	0.0%	18.6%
Chile	1,390	0.3%	1,218	0.3%	939	0.2%	14.1%	48.0%
United States	1,056	0.2%	959	0.2%	804	0.2%	10.1%	31.3%
Paraguay	977	0.2%	881	0.2%	545	0.1%	10.9%	79.3%
Spain	783	0.2%	784	0.2%	0	-	-0.1%	-
Uruguay	309	0.1%	386	0.1%	451	0.1%	-20.0%	-31.4%
Argentina	75	0.0%	271	0.1%	95	0.0%	-72.1%	-20.3%
Colombia	140	0.0%	213	0.0%	295	0.1%	-34.5%	-52.5%
Germany	166	0.0%	160	0.00	30	0.0%	3.9%	-
Belgium	156	0.0%	147	0.0%	185	0.0%	6.0%	-16.0%
France	129	0.0%	125	0.0%	84	0.0%	3.1%	52.8%
Netherlands	130	0.0%	121	0.0%	58	0.0%	7.1%	123.3%
Mexico	1	0.0%	117	0.0%	259	0.1%	-99.1%	-99.6%
Italy	-	-	102	0.0%	-	-	-	-
Other	11	0.0%	6	0.0%	9	0.0%	90.8%	29.3%
Peru	-	-	-	-	-	-	-	-
Turkey	-	-	-	-	-	-	-	-
Corporate Securities	64,184	12.8%	59,985	13.1%	51,060	11.0%	7.0%	25.7%
PGBL/VGBL Fund Quotas	92,882	18.6%	88,805	19.4%	79,779	17.1%	4.6%	16.4%
Derivative Financial Instruments	14,496	2.9%	12,149	2.7%	11,863	2.5%	19.3%	22.2%
Total	500,646	100.0%	456,885	100.0%	465,373	100.0%	9.6%	7.6%

Evolution of Short-term Interbank Investments and Securities Portfolio

The breakdown of short-term interbank investments and securities in the past few quarters is shown below:

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 30

Balance Sheet

Securities and Derivatives Financial Instruments

Our securities and derivatives financial instruments are presented below in accordance with their maturity period, allowing us to see our positions by maturity date.

Securities by Categories

Our securities portfolio is classified into three categories: trading, available-for-sale and held-to-maturity. On September 30, 2014, the securities portfolio totaled R$268,612 million.

Credit Portfolio

Credit Portfolio by Product

In the table below, the credit portfolio is split into two groups: individuals and companies. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below.

					Variation
	Sep 30, 14	Jun 30, 14	Dec 31, 13	Sep 30, 13	Sep/14 – Jun/14	Sep/14 – Dec/13	Sep/14 – Sep/13
Individuals	192,023	185,272	181,780	168,282	3.6%	5.6%	14.1%
Credit Card	54,265	53,524	54,234	43,078	1.4%	0.1%	26.0%
Personal Loans	28,159	28,166	26,859	26,712	0.0%	4.8%	5.4%
Payroll Loans(1)	36,436	29,892	22,578	20,579	21.9%	61.4%	77.1%
Vehicles	31,323	34,068	40,319	42,733	-8.1%	-22.3%	-26.7%
Mortgage Loans(2)	27,566	26,280	24,209	22,515	4.9%	13.9%	22.4%
Rural Loans	251	242	254	250	3.6%	-1.4%	0.3%
Latin America(3)	14,023	13,101	13,327	12,415	7.0%	5.2%	13.0%
Companies	236,809	229,656	230,455	218,757	3.1%	2.8%	8.3%
Working Capital(4)	110,600	109,040	109,192	103,466	1.4%	1.3%	6.9%
BNDES/Onlending	51,035	49,874	49,162	47,102	2.3%	3.8%	8.4%
Export / Import Financing	28,726	27,347	26,764	25,364	5.0%	7.3%	13.3%
Vehicles	5,571	5,083	5,454	4,970	9.6%	2.1%	12.1%
Mortgage Loans	10,120	10,016	9,941	9,469	1.0%	1.8%	6.9%
Rural Loans	7,718	6,901	7,014	7,191	11.8%	10.0%	7.3%
Latin America(3)	23,040	21,395	22,927	21,196	7.7%	0.5%	8.7%
Total without Endorsements and Sureties	428,832	414,928	412,235	387,040	3.4%	4.0%	10.8%
Endorsements and sureties	74,514	72,695	71,162	69,522	2.5%	4.7%	7.2%
Total with Endorsements and Sureties	503,345	487,623	483,397	456,561	3.2%	4.1%	10.2%
Private Securities (5)	32,942	30,801	26,482	24,455	7.0%	24.4%	34.7%
Total Risk	536,287	518,423	509,879	481,017	3.4%	5.2%	11.5%

(1) It includes operations originated by the institution and acquired operations. (2) It does not consider co-obligation in mortgage loan assignment in the amount of R$215.9 million in the 4Q/11; (3) It includes Argentina, Chile, Colombia, Paraguay and Uruguay; (4) It also includes Overdraft, Receivables, Hot Money, Leasing, and other; (5) It includes Debentures, CRI and Commercial Paper.

The portfolio of credits to individuals grew 3.6% when compared to the last quarter, to reach R$192,023 million on September 30, 2014. The change in this portfolio is mainly due to the increase of 21.9% in payroll loans, which reached R$36,436 million, and by the increase of 4.9% in mortgage loans, which reached R$27,566 million. These increases were partially offset by the 8.1% decrease in the vehicle portfolio.

The portfolio of credit to companies grew 3.1% in the quarter, totaling R$236,809 million. The changes in this portfolio were driven by the increase in working capital of 1.4%, which reached R$110,600 million, in export/import financing of 5.0%, which reached R$28,726 million and in onlending from BNDES of 2.3%, which reached R$51,035 million.

Excluding the effect of the foreign exchange variation, the growth of the total loan portfolio, without endorsements and sureties, would have been 1.4% when compared to the previous quarter.

Taking into account our fixed income private securities portfolio and the balance of endorsements and sureties, the adjusted balance of our overall loan portfolio amounted to R$536,287 million, a growth of 3.4% when compared to June 30, 2014, and of 11.5% when compared to September 30, 2013.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 31

Balance Sheet

Credit Portfolio by Business Sector (including endorsements and sureties)

The changes in the portfolio of credit to companies, including Latin America portfolios, are listed below:

				R$ million
			Variation
Business Sector	Sep/14	Jun/14	Sep/14 - Jun/14
Vehicles and autoparts	20,220	20,075	144	0.7%
Real estate	19,233	18,823	409	2.2%
Food and beverage	19,115	18,478	637	3.4%
Transportation	19,095	19,453	(358)	-1.8%
Agribusiness and fertilizers	15,128	14,294	834	5.8%
Energy and water treatment	13,573	13,406	167	1.2%
Steel and metallurgy	11,797	12,234	(436)	-3.6%
Capital assets	11,009	11,076	(68)	-0.6%
Sugar and alcohol	10,098	9,498	600	6.3%
Telecommunications	9,609	9,069	540	6.0%
Banks and other financial institutions	9,258	7,830	1,428	18.2%
Petrochemical and chemical	8,705	8,525	180	2.1%
Pharmaceuticals and cosmetics	6,902	6,677	225	3.4%
Construction material	6,900	7,089	(190)	-2.7%
Electronic and IT	6,876	7,100	(224)	-3.2%
Infrastructure work	6,686	6,907	(221)	-3.2%
Mining	6,184	5,958	225	3.8%
Oil and gas	5,759	5,607	152	2.7%
Clothing and footwear	5,389	5,532	(143)	-2.6%
Other	90,238	86,316	3,921	4.5%
Total	301,773	293,948	7,825	2.7%

Credit Concentration

Our loan, lease and other credit operations, including endorsements and sureties, are spread over our loan portfolio in a way that only 22.7% of the credit risk was concentrated on the 100 largest debtors at the end of September 2014. The credit concentration of the 100 largest debtors (group consolidated) is as follows:

			R$ million
	Sep 30,14
	Risk	% of Total	% of Total Assets
Largest debtor	5,128	1.0	0.4
10 largest debtors	31,242	6.2	2.7
20 largest debtors	51,164	10.2	4.4
50 largest debtors	84,618	16.8	7.3
100 largest debtors	114,083	22.7	9.9

Renegotiated Loan Operations

According to the rules of CMN Resolution No. 2,682/99, balances of all contracts that have had changes to their original contractual terms should be reported as renegotiated loans. To allow better understanding, we segregate renegotiated loans into those that had changes in the original contractual terms only, but were not overdue or were overdue for less than 30 days, and those that had credits effectively renegotiated, as shown below:

			R$ million
	Portfolio	LLP	%
Amended Credit Agreements	17,379	(6,906)	39.7%
Amended Operations non-overdue	(5,157)	1,034	20.0%
Renegotiated Loan Operations	12,221	(5,872)	48.0%

Further information on note 8-d of our financial statements.

On September 30, 2014, the portfolio of renegotiated loan operations reached R$12,221 million, with an increase of R$96 million in the quarter, which represents 2.8% of our loan portfolio (a decrease of 10 basis points when compared to the previous quarter). At the end of the third quarter of 2014, the ratio of the allowance for loan losses to the renegotiated portfolio reached 48.0%. The following chart presents this change:

The portfolio of renegotiated loan operations includes all operations under renegotiation, either overdue or those that were written off as losses. In the case of write-ups, we recognize a provision for the total amount renegotiated (not generating an immediate result) that is reversed only when there is a strong indication of the recovery of this credit (after payments are received on a regular basis for a few months).

The balance of 90-day non-performing loans (NPL 90) in the renegotiated portfolio reached R$2,882 million, which caused the 90-day NPL ratio to reach 23.6%. The coverage ratio of the corresponding allowance for loan losses was 204% on September 30, 2014. The portfolio of over 90-day non-performing loans bank presented in the report also includes the NPL on renegotiated credits.

Other and Permanent Assets

The “other assets” item comprises foreign exchange portfolio, tax credits, taxes and contributions for offset and escrow deposits. In the third quarter of 2014, “other assets” reached R$150,130 million (a 7.6% increase when compared to the previous quarter), mainly due to the increased foreign exchange portfolio.

The tax credit balance reached R$39.7 billion (an increase of 1.2% from the previous quarter), of which R$32.1 billion refers to temporary differences of provisions and R$7.6 billion refer to tax losses, social contribution tax loss carryforwards, and social contribution for offset.

Our permanent assets, in the amount of R$18,527 million, are represented by non-consolidated investments in Brazil and abroad, fixed assets and deferred charges. In this quarter, this category represented 1.6% of total assets and increased 5.9% in relation to the previous quarter.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 32

Balance Sheet

Funding

					R$ million
				Variation
	Sep 30, 14	Jun 30, 14	Sep 30, 13	Sep 30, 14 – Jun 30, 14	Sep 30, 14 – Sep 30, 13
Demand Deposits	44,596	44,847	37,817	-0.6%	17.9%
Savings Deposits	113,676	110,840	98,228	2.6%	15.7%
Time Deposits	119,062	117,597	108,555	1.2%	9.7%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	133,200	129,620	121,369	2.8%	9.7%
Funds from Bills (1) and Structured Operations Certificates	32,175	31,403	34,276	2.5%	-6.1%
(1) Total - Funding from Account Holders and Institutional Clients (*)	442,708	434,309	400,245	1.9%	10.6%
Onlending	44,116	43,518	41,355	1.4%	6.7%
(2) Total – Funding from Clients	486,825	477,827	441,599	1.9%	10.2%
Assets Under Administration	646,247	634,550	622,448	1.8%	3.8%
Technical Provisions for Insurance, Pension Plan and Capitalization	112,973	108,450	98,758	4.2%	14.4%
(3) Total – Clients	1,246,044	1,220,827	1,162,805	2.1%	7.2%
Interbank deposits	3,642	4,062	7,680	-10.3%	-52.6%
Funds from Acceptance and Issuance of Securities	14,915	13,888	16,395	7.4%	-9.0%
Total Funds from Clients + Interbank Deposits	1,264,601	1,238,777	1,186,880	2.1%	6.5%

Repurchase Agreements (2)	170,824	163,722	173,767	4.3%	-1.7%
Borrowings	37,543	33,530	31,947	12.0%	17.5%
Foreign Exchange Portfolio	41,855	35,171	53,315	19.0%	-21.5%
Subordinated Debt	54,472	52,120	54,394	4.5%	0.1%
Collection and payment of Taxes and Contributions	4,938	5,127	4,430	-3.7%	11.5%
Working Capital (3)	74,573	70,474	65,537	5.8%	13.8%
Working Capital and Other	384,204	360,144	383,390	6.7%	0.2%
Total Funds (Working Capital, Raised and Managed Assets)	1,648,805	1,598,922	1,570,269	3.1%	5.0%

(*) Funds from Institutional Clients totaled R$21,133 million, which corresponds to 4.8% of the total raised with Account Holders and Institutional Clients.

(1) It includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) It does not include own issued debentures classified as funding. (3) Equity + Non-Controlling Interest – Permanent Assets.

On September 30, 2014, total funds from clients, including interbank deposits, amounted to R$1.3 trillion, corresponding to an increase of R$25,823 million when compared to the second quarter of 2014. The main drivers were increases of R$11,697 million in investment funds and managed portfolios, of R$4,522 million in technical provisions for insurance, pension plan and capitalization, of R$3,580 million in debentures, of R$2,835 million in savings deposits, and of R$1,465 million in time deposits.

The debentures issued by leasing companies of the conglomerate, after being purchased by the bank (the Conglomerate’s leading company), are traded with the same characteristics as those of CDBs and other time deposits, although they are classified as deposits received under securities repurchase agreements. Therefore, these deposits are reclassified in the table above as funding from account holders. In the third quarter of 2014, this type of funding added to other debentures totaled R$133,200 million, including institutional clients.

Total funds (working capital, raised and managed assets) amounted to R$1.6 trillion on September 30, 2014, an increase of R$49,884 million when compared to June 30, 2014, mainly driven by combination of the increases in funds from clients, repurchase agreements, borrowings and foreign exchange portfolio.

In the 12-month period, we highlight the increase of R$83,240 million in funds obtained from clients, mainly due to the increase in funds obtained through investment funds and managed portfolios, in savings deposits, in time deposits and in technical provisions for insurance, pension plan and capitalization. Total funds (working capital, raised and managed assets) grew R$78,536 million.

Funds from clients (1)	R$ billion

(1) It includes institutional clients in the proportion of each type of product invested by them.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 33

Balance Sheet

Ratio between Loan Portfolio and Funding

						R$ million
				Variation
	Sep 30, 14	Jun 30, 14	Sep 30, 13	Sep 30, 14 – Jun 30, 14		Sep 30, 14 – Sep 30, 13
Funding from Clients + Account Holders	486,825	477,827	441,599	1.9%		10.2%
Funds from Acceptance and Issuance of Securities Abroad	14,915	13,888	16,395	7.4%		-9.0%
Borrowings	37,543	33,530	31,947	12.0%		17.5%
Other (1)	20,925	18,573	15,968	12.7%		31.0%
Total (A)	560,207	543,818	505,909	3.0%		10.7%
(-) Reserve Required by BACEN	(72,115)	(91,292)	(79,985)	-21.0%		-9.8%
(-) Cash (Currency) (2)	(16,636)	(20,605)	(14,466)	-19.3%		15.0%
Total (B)	471,456	431,921	411,458	9.2%		14.6%
Loan Portfolio (C)(3)	428,832	414,928	387,040	3.4%		10.8%
C/A	76.5%	76.3%	76.5%	0.2	p.p.	0.0	p.p.
C/B	91.0%	96.1%	94.1%	-5.1	p.p.	-3.1	p.p.

(1)  These comprise installments of subordinated debt that are not included in the Tier II Referential Equity.

(2)  It includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3)  The loan portfolio balance does not include endorsements and sureties.

In September 2014, the ratio of loan portfolio to funding before the deduction of compulsory deposits and cash and cash equivalents reached 76.5%, compared to 76.3% in June 2014, influenced by the increase in loan portfolio in September 2014 when compared to June 2014.

Taking the compulsory deposits and cash and cash equivalents into consideration, this ratio reached 91.0% in September 2014, compared to 96.1% in June 2014. This decrease of 510 basis points is mainly due to the changes in the rules for the collection and redirection of compulsory deposits made by the Central Bank of Brazil.

Ratio between Loan Portfolio and Funding

R$ billion

(*) Gross funding, disregarding the deductions of compulsory deposits and cash and cash equivalents.

External Funding - Securities (1)

The table below highlights the main issuances of Itaú Unibanco abroad in effect on September 30, 2014.

									US$ million
Instrument	Issuer	Balance at Jun 30, 14	Issuances	Amortization	Exchange Variation	Balance at Sep 30, 14	Issue Date	Maturity Date	Coupon % p.y.
Fixed Rate Notes(2)	Itaú Chile	97				97	7/24/2007	7/24/2017	UF(5) + 3.79%
Fixed Rate Notes(3)	Itaú Chile	98				98	10/30/2007	10/30/2017	UF(5) + 3.44%
Floating Rate Notes	Itaubank	393				393	12/31/2002	3/30/2015	Libor(6) + 1.25%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	4/15/2010	4/15/2020	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	9/23/2010	1/22/2021	5.75%
Medium Term Notes(4)	Itaú Unibanco Holding S.A., Grand Cayman Branch	227			(23)	204	11/23/2010	11/23/2015	10.50%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	250				250	1/24/2011	1/22/2021	5.75%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	500				500	6/15/2011	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	550				550	1/24/2012	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,250				1,250	3/19/2012	3/19/2022	5.65%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,375				1,375	8/6/2012	8/6/2022	5.50%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,870				1,870	11/13/2012	5/13/2023	5.13%
Structured Notes		3,548	90	(162)		3,476
Total		12,158	90	(162)	(23)	12,063

(1) The balances refer to principal amounts; (2) and (3) Amounts in US$ equivalent on the issuance dates to CHP 46.9 billion and CHP 48.5 billion, respectively; (4) Amounts in US$ equivalent on the issuance dates to R$500 million; (5) Development Financial Unit; (6) 180-day Libor.

On September 30, 2014, funds obtained abroad totaled US$12,063 million, a decrease of US$95 million when compared to the second quarter of 2014 (presented in the “Funding” table in the previous section as Foreign Borrowings through Securities and Subordinated Debt).

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 34

Balance Sheet by Currency

We adopt a management policy for foreign exchange risk associated with our asset and liability positions that is primarily intended to prevent impacts on consolidated results from fluctuations in foreign exchange rates.

The Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order not to expose net income to foreign exchange rate variations, a liability position must be built at a higher volume than the hedged assets (overhedge).

The Balance Sheet by Currency shows our assets and liabilities denominated in local and foreign currencies. On September 30, 2014, the net exchange position was a liability of US$7,774 million.

Assets | September 30, 2014

		Business in Brazil			R$ million
	Consolidated	Total	Local Currency	Foreign Currency	Business Abroad
Cash and Cash Equivalents	16,636	8,901	6,844	2,057	8,460
Short - Term Interbank Investments	217,538	206,501	206,501	-	13,414
Securities and Derivative Instruments	283,108	244,084	241,565	2,519	63,586
Loans, Leases and Other Loan Operations	403,574	318,981	305,446	13,535	132,422
Loans	428,832	342,338	328,803	13,535	134,324
(Allowance for Loan Losses)	(25,258)	(23,356)	(23,356)	-	(1,902)
Other Assets	218,174	182,038	167,618	14,419	58,710
Foreign Exchange Portfolio	41,047	18,970	7,182	11,788	42,939
Other	177,126	163,067	160,436	2,631	15,771
Permanent Assets	18,527	57,442	17,634	39,807	893
Total Assets	1,157,557	1,017,947	945,609	72,338	277,486
Derivatives - Purchased Positions				109,975
Total Assets After Adjustments (a)				182,313

Liabilities and Equity | September 30, 2014

		Business in Brazil			R$ million
	Consolidated	Total	Local Currency	Foreign Currency	Business Abroad
Deposits	280,975	187,932	187,616	317	95,387
Funds Received under Securities Repurchase Agreements	304,024	292,189	292,189	-	11,835
Funds from Acceptances and Issue of Securities	47,089	55,985	33,132	22,853	12,952
Borrowings and Onlendings	81,659	96,476	44,491	51,986	35,389
Interbank and Interbranch Accounts	9,606	9,265	6,950	2,315	342
Derivative Financial Instruments	16,203	11,187	11,187	-	6,112
Other Liabilities	210,609	158,765	146,163	12,602	74,419
Foreign Exchange Portfolio	41,855	19,768	7,688	12,080	42,949
Other	168,754	138,997	138,475	522	31,470
Technical Provisions of Insurance, Pension Plan and Capitalization	112,973	112,922	110,521	2,401	50
Deferred Income	1,318	1,089	658	431	229
Minority Interest in Subsidiaries	2,324	1,360	1,360	-	964
Stockholders' Equity of Parent Company	90,776	90,776	90,776	-	39,807
Capital Stock and Reserves	76,054	76,192	76,192	-	37,827
Net Income	14,722	14,584	14,584	-	1,980
Total Liabilities and Equity	1,157,557	1,017,947	925,043	92,905	277,486
Derivatives – Sold Positions				108,462
Total Liabilities and Equity After Adjustments (b)				201,367
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(19,054)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(7,774)

Note: It does not consider eliminations of operations between local and foreign business units.

Assets and liabilities denominated in foreign currencies

We present below the net foreign exchange position, a liability position at a higher volume than the balance of the hedged assets (overhedge), which, when considering the tax effects on the net balance of other assets and liabilities denominated in foreign currency, reflects the elimination of the exposure to foreign exchange variations.

				R$ million
	Balance Sheet		Variation
	Sep 30, 14	Jun 30, 14	Sep 30, 14 – Jun 30, 14
Investments Abroad	39,807	35,293	4,514	12.8%
Net Foreign Exchange Position (Except Investments Abroad)	(58,861)	(56,338)	(2,523)	4.5%
Total	(19,054)	(21,045)	1,991	-9.5%
Total in US$	(7,774)	(9,555)	1,781	-18.6%

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 35

Risk Management

Corporate Principles of Risk and Capital Management

We regard risk management as an essential instrument for optimizing the use of resources and selecting the best business opportunities in order to create value to our stockholders.

The risk management processes permeate the entire institution and are in line with the guidelines of the Board of Directors and Senior Management, which, through Committees and Superior Commissions, determine the overall objectives, expressed as targets and limits for the risk management business units. Meanwhile, the control and capital management units support Itaú Unibanco’s management by means of monitoring processes and risk and capital analysis.

We adopt a prospective approach in relation to capital management, which comprises the following phases: identification and analysis of material risks, analysis of stress test focused on the impact of severe events on our capitalization level, maintenance of a contingency plan, internal capital adequacy assessment and preparation of periodic management reports.

For additional information on the risk and capital management structure, please see the Investor Relations website at www.itau.com.br/investor-relations >> Corporate Governance >> Risk Management – Pillar 3.

Credit Risk

Our credit risk management aims at maintaining the quality of the loan portfolio at levels consistent with our risk appetite for each market segment in which we operate.

The credit risk control is centralized and carried out by an independent executive area responsible for risk control. The main responsibilities include monitoring and controlling the performance of loan portfolios, managing the process of development, review and approval of institutional credit risk policies and monitoring the adjustment of the Referential Equity tier to the level of credit assumed. Itaú Unibanco’s centralized process for approving policies and validating models ensures the timeliness of credit actions.

Operational Risk

Our operational risk management structure is composed of operational risk management and control activities aimed at supporting the organization in decision-making processes, always in search of the proper identification and evaluation of risks, the creation of value for stockholders, as well as the protection of our assets and image.

Liquidity Risk

Liquidity risk is defined as the possibility of us failing to efficiently meet expected and unexpected, current and future obligations, including those arising from guarantees, without affecting daily operations and incurring significant losses.

The liquidity risk measurement comprises all financial operations of our companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision of endorsements and sureties and lines of credit raised but not used.

Market Risk

Our market risk management strategy is aimed at balancing corporate business goals, taking into account political, economic and market conditions, the market risk portfolio of the institution and the expertise to operate in specific markets.

Market risk is controlled by an area independent from the business units and is responsible for carrying out, on a daily basis, the activities of risk measurement, assessment, analysis and reporting to the proper areas and persons according to the determined governance, and for monitoring the necessary procedures to adjust the position and/or risk level, when applicable. To this end, Itaú Unibanco has a structured communication and information process that provides feedback for the monitoring of the Superior Committees and compliance with the requirements of Brazilian and foreign regulatory bodies.

VaR of Itaú Unibanco

The exposure to market risk of the portfolios of Itaú Unibanco and its foreign subsidiaries is presented in the VaR by Risk Factor Group table, which shows where the larger concentrations of market risk are. This quarter, we maintained our conservative management approach and diversified portfolio, keeping our policy of operating within predetermined limits.

The increase in the VaR in relation to the previous quarter is mainly due to the increase in market volatility and, to a lower extent, to the change in positions.

VaR by Risk Factor

			R$ million
		Sep 30, 14	Jun 30, 14
Itaú Unibanco	Brazilian Interest rates	184.9	44.3
	Other Foreign Interest rates	45.1	37.5
	FX rates	54.6	9.9
	Brazilian Inflation Indexes	132.9	81.4
	Equities and Commodities	15.5	17.8

Foreign Units	Banco Itaú BBA International	0.8	0.4
	Banco Itaú Argentina	2.1	3.0
	Banco Itaú Chile	5.4	1.4
	Banco Itaú Uruguay	1.1	1.3
	Banco Itaú Paraguay	1.6	0.8
	Banco Itaú BBA Colombia	0.3	0.5

Diversification Effect		(239.6)	(112.7)
Total VaR		204.7	85.6
Maximum VaR in the Quarter		212.1	109.6
Average VaR in the Quarter		136.1	82.2
Minimum VaR in the Quarter		87.1	59.0

VaR refers to the maximum potential loss for a day, with a 99% confidence level. Volatilities and correlations are estimated based on a methodology that attributes more weight to the most recent information.

Evolution of Itaú Unibanco's Value at Risk

Capital Adequacy

Through the Internal Capital Adequacy Assessment (ICAAP), we aim to ensure the sufficiency of capital to cover our risks, represented by the regulatory capital for credit, market and operational risks and by the capital necessary to cover the other risks, the assessment of which is the subject matter of ICAAP.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 36

Capital Ratios (BIS)

Solvency Ratios | Financial Conglomerate

				R$ million
				Variation
	Sep 30, 14	Jun 30, 14	Sep 30, 13	Sep 30, 14- Jun 30, 14		Sep 30, 14- Sep 30, 13
Stockholders' equity of the parent company	90,776	85,987	78,260	4,789		12,516
Consolidated stockholders’ equity (BACEN)	98,217	93,405	86,467	4,812		11,750
Non-voting shares excluded from Tier I	(963)	(869)	(877)	(94)		(87)
Deductions from the core capital	(6,114)	(6,070)	-	(44)		(6,114)
Core Capital	91,140	86,465	-	4,674		91,140
Additional capital	30	13	-	17		30
Tier I adjustments (*)	-	-	69	-		(69)
Tier I	91,169	86,478	85,659	4,691		5,511
Tier II	33,555	33,556	37,771	(1)		(4,216)
Exclusions	-	-	(492)	-		492
Referential Equity (Tier I and Tier II)	124,724	120,034	122,938	4,690		1,786
Required Referential Equity	82,659	82,435	74,971	224		7,688
Risk Weighted Assets (RWA)	751,448	749,409	681,553	2,039		69,895
Credit Assets Expansion Simulation	382,410	341,808	436,065	40,602		(53,655)
Excess of Capital	42,065	37,599	47,967	4,466		(5,902)

Ratios (%)
Tier I	12.1	11.5	12.5	60	bps	-40	bps
Tier II	4.5	4.5	5.5	0	bps	-100	bps
BIS (Referential Equity / Total exposure weighted by risk)	16.6	16.0	18.0	60	bps	-140	bps

(*) Includes Tax Credits excluded from Tier I, Deferred Permanent Assets excluded from Tier I and Adjustments to Market Value of Securities and Derivatives excluded from Tier I.

During 2013, the Brazilian Central Bank issued a set of resolutions and instructions that implement the global capital requirement standards of Basel III in Brazil. These new rules establish that, in 2014, the minimum capital requirement must be calculated using a single consolidation center, the Financial Conglomerate.

Referential Equity | Financial Conglomerate

On September 30, 2014, our Referential Equity reached R$124,724 million, an increase by R$4,690 million when compared to June 30, 2014. The growth was mainly due to the increase in Tier I Capital.

Tier I Capital reached R$91,169 million at the end of the third quarter of 2014, R$4,691 million higher than on June 30, 2014.

Tier II capital remained practically stable in relation to June 30, 2014, reaching R$33,555 million at the end of this quarter.

Taking into consideration our current capital base, if we applied the Basel III rules established by the Central Bank of Brazil in full now, we estimate that our core capital (Common Equity Tier I) would be 11.6% on September 30, 2014, taking into consideration some mitigating actions that are in progress and the use of the full tax loss carry forward. This scenario is presented in the following chart.

Estimated Core Capital Ratio (Common Equity Tier I)

1 Replacing the Financial Conglomerate for the Prudential one.

2 Deductions of Goodwill, Intangible Assets, Tax Loss Carryforwards, Deferred Tax Assets, Equity Investments in Insurance and similar companies.

3 Increase of the multiplier of the market risk, operational risk and certain credit risk accounts. This multiplier, which corresponds to 9.09 nowadays, will become 12.5 in 2019.

4 It does not consider any reversal of the complementary portion of the loan loss provisions.

Solvency Ratios | Financial Conglomerate

On September 30, 2014, our BIS ratio reached 16.6%, an increase of 60 basis points from June 30, 2014. The increase in the quarter mainly arises from the net income, which resulted in a growth of 3.9% of the Referential Equity, and from a slight increase in the total exposure of the Risk-Weighted Assets (RWA), which was 0.3% higher than in June 30, 2014.

Our BIS ratio exceeds the minimum of 11% required by the Central Bank of Brazil and indicates a capital excess of R$42.1 billion, allowing for the increase of up to R$382.4 billion in credit assets based on 100% risk-weighting.

Subordinated Debt and Referential Equity Tier II | September 30, 2014

						R$ million
	Maturities
	< 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	> 5 years	Total
CDB (Time Deposits)	2,736	4,644	1,711	-	-	-	9,090
Financial Treasury Bills	580	2,188	7,379	9,755	2,744	2,947	25,593
Euronotes	270	-	-	-	-	18,862	19,131
Subordinated Debt	3,585	6,832	9,090	9,755	2,744	21,809	53,815
Subject to approval - Central Bank of Brazil (*) and Other	27	112	22	21	19	456	657
Subordinated Debt - Total	3,612	6,944	9,112	9,775	2,763	22,265	54,472
(*) Subordinated debt that does not make up the Tier II Referential Equity.
Subordinated Debt (part of Referential Equity Tier II) (**)	-	792	232	3,359	5,595	23,311	33,289

(**) According to actual rules, we calculated the Referential Equity of September 2014, considering the Subordinated Debt of December 2012 including the Subordinated Debt approved by the Brazilian Central Bank after the closing of the period.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 37

Capital Ratios (BIS)

Exposure by Risk				R$ million
				Variation
	Sep 30, 14	Jun 30, 14	Sep 30, 13	Sep 30, 14- Jun 30, 14	Sep 30, 14- Sep 30, 13
Exposure weighted by credit risk (RWACPAD)	687,783	687,126	621,386	657	66,397
FPR at 2%	70	54	-	16	70
FPR at 20%	3,456	7,168	5,610	(3,712)	(2,154)
FPR at 35%	7,711	7,333	6,283	378	1,429
FPR at 50%	34,347	19,749	33,900	14,597	447
FPR at 75%	141,701	132,446	219,911	9,255	(78,210)
FPR at 85%	139,583	133,408	-	6,175	139,583
FPR at 100%	291,638	298,907	309,544	(7,269)	(17,907)
FPR at 150%	-	19,188	20,796	(19,188)	(20,796)
FPR at 250%	33,747	32,425	-	1,323	33,747
FPR at 300%	17,421	19,731	19,869	(2,310)	(2,448)
FPR at 1250%	6,948	6,958	-	(10)	6,948
Derivatives – potential future gain and credit quality counterparty variations	11,160	9,758	5,473	1,403	5,687
Exposure weighted by operational risk (RWAOPAD)	36,817	36,566	36,847	251	(30)
Exposure weighted by market risk (RWAMPAD)	26,848	25,718	23,320	1,130	3,528
Gold, foreign currency and operations subject to exchange rate (RWA CAM)	12,244	7,059	-	5,185	12,244
Operations subject to interest rate variation (RWA JUR)	12,636	16,206	19,571	(3,570)	(6,935)
Operations subject to commodity price variations (RWA COM)	1,000	1,397	1,775	(396)	(774)
Operations subject to stock price variation (RWA ACS)	968	1,056	1,974	(89)	(1,007)
Risk weighted assets (RWA) [RWACPAD+ RWAOPAD+RWAMPAD]	751,448	749,409	681,553	2,039	69,895

On September 30, 2014, total risk-weighted assets amounted to R$751,448 million, an increase by R$2,039 million in relation to June 30, 2014.

The credit risk exposure of our risk-weighted assets (RWACPAD) reached R$687,783 million on September 30, 2014. In the quarter, the credit risk exposure of our risk-weighted assets (RWACPAD) increased 0.1% despite the growth of 3.4% in the loan portfolio (with a highlight to payroll loans), mainly due to the new norm nº3,714 implemented in the third quarter by the Central Bank of Brazil for capital ratios calculation that impacted mainly retail credit.

Evolution of the Composition of the Risk Weighted Exposure

The operational risk-weighted assets (RWAOPAD) reached R$36,817 million at the end of the third quarter, up 0.7% from the previous period. The RWAOPAD are determined every six months, according to Circulars Nos. 3,640 and 3,675 of the Central Bank of Brazil.

The market risk-weighted assets increased R$1,130 million, mainly due to the increase of R$5,185 million in the portion required for exposure to gold, foreign currency and operations that are subject to foreign exchange (RWACAM). The increase in the RWACAM was partially offset by the decreases in the portions required for the operations that are subject to interest rate variation (RWAJUR) and fluctuations in commodity prices (RWACOM).

Exposure weighted by Credit Risk

ROA - Risk Adjusted

				Variation
	3Q14	2Q14	3Q13	3Q14 - 2Q14		3Q14 - 3Q13
ROA - Recurring Return on Assets (A)	1.9%	1.8%	1.5%	10	bps	40	bps
Average Risk Weighted Assets / Average Assets (B)	66.1%	67.3%	62.9%	-120	bps	320	bps
Leverage	12.8	12.9	13.8	-0.1		-1.0
Risk Weighted Leverage (RWA/RE)	6.0	6.2	5.5	-0.2		0.5
Risk Adjusted ROA (A/B)	2.9%	2.7%	2.4%	20	bps	50	bps

In the third quarter of 2014, the annualized recurring return on average assets reached 1.9%. The ratio of the exposure weighted by credit, operational and market risks and the average total assets reached 66.1% compared to 67.3% in the previous period, a drop of 120 basis points.

As a consequence, the risk-adjusted ROA, which considers the return and total risk weighted assets that require capital allocation, reached 2.9% in the current period, an increase of 20 basis points in relation to the second quarter of 2014.

In the third quarter of 2014, the risk-weighted leverage was 6.0, down 0.2 from the previous quarter, mainly due to the higher Referential Equity in the current period.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 38

Ownership Structure

The Itaú Unibanco Holding’s capital stock is represented by common shares (ITUB3) and non-voting shares (ITUB4), both traded on the BM&FBOVESPA. The non-voting shares are also traded on the NYSE (New York) and BCBA (Argentina) stock exchanges as receipts (ADR and CEDEAR, respectively).

Number of Shares | Itaú Unibanco Holding S.A.	In thousands

	Common Shares	Non-voting Shares	Total
Balance of Shares	2,770,037	2,760,796	5,530,833
Treasury Shares
On 12/31/2013	2.3	68,867	68,869
Exercised options - Granting of stock options	-	(15,144)	(15,144)
Disposals - Stock option plan	-	(4,526)	(4,526)
Bonus in Shares	0.2	5,763	5,764
On 09/30/2014 (1)	2.5	54,960	54,963
Total Shares (-) Treasury	2,770,034	2,705,836	5,475,870

(1) On September 30, 2014, the average acquisition cost of the treasury non-voting shares was R$24.48. For further information, including information on the “Stock Option Plan”, see note 16 of the financial statements.

The management of our ownership structure is mainly intended to optimize capital allocation to the various segments comprising the conglomerate. Itaú Unibanco Holding is controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by the members of the Egydio de Souza Aranha family and Cia. E. Johnston is controlled by the members of the Moreira Salles family.

The organization chart below summarizes the current ownership structure on September 30, 2014:

10% Bonus in Shares – Payment of Share Fractions

For the second consecutive year, we provided our stockholders with a 10% bonus in shares, and, therefore, in the beginning of June 2014, they were granted one new share for each ten shares of the same type held.

The remaining shares were sold at auction held by BM&FBovespa on August 7, 2014. At the auction, 5,776 book-entry shares were sold, of which 554 were common shares and 5,222 were non-voting shares, and the net amounts were R$33.30 per common share and R$35.28 per non-voting share.

This amount was made available on August 21, 2014 to the stockholders who were entitled to receive it.

Non-voting Shares (Free Float) | on 09/30/2014

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 39

Performance in the Stock Market

Performance in the Stock Market* | 3Q14

Our voting and non-voting shares were traded on all BM&FBOVESPA’s sessions in the first nine months of 2014. Additionally, our non-voting shares are included in several stock exchange indexes where financial institution shares may be listed.

	(R$)	(R$)	(US$)
	Non-voting Shares ITUB4	Common Shares ITUB3	ADRs ITUB
Closing Price at 09/30/2014	33.87	31.43	13.88
Maximum price in quarter	41.62	38.79	18.49
Average price in quarter	36.34	33.62	15.90
Minimum price in quarter	31.32	29.55	13.61
Closing Price at 06/30/2014	31.97	30.30	14.38
Maximum price in 12 months**	41.62	38.79	18.49
Average price in 12 months	31.79	29.55	13.88
Minimum price in 12 months***	26.28	23.91	10.85
Closing Price at 09/30/2013	28.60	27.41	12.84
Change in the last 12 months	18.4%	14.7%	8.1%
Change in 3Q14	5.9%	3.7%	-3.5%
Average daily trading financial volume - in 12 months (million)	351	6	154
Average daily trading financial volume in 3Q14 (million)	398	11	161

* prices adjusted by the June 2014 bonus.

**  prices on 09/03/14 for non-voting shares, common shares and ADRs.

***  prices on 01/24/14 for non-voting shares, on 01/30/14 for common shares and on 01/29/14 for ADRs.

Market Capitalization (1) vs. Ibovespa Index

As of September 30, 2014, our market capitalization was R$186.2 billion. Since December 2004, our market capitalization grew the equivalent to 3.4 times while the Ibovespa grew 2 times.

According to the information provided by Bloomberg, as of September 30, 2014, we were the 19th bank, by market capitalization, in the worldwide ranking of banks.

(1) Average price of non-voting shares (the most liquid) at the last trading day of the period x total shares outstanding.

Price / Book Value*

* Closing price at the period end/Book value per share.

Average Daily Trading Volume (BM&FBovespa + NYSE)

Profile of financial trading by investor

Foreign investors accounted for the most of the financial volume of Itaú Unibanco’s shares traded on stock exchanges in the first nine months of 2014.

(*) Cooperatives, public companies, limited-liability companies, municipalities/state/federal governments, financial entities, churches and charities and/or non-profit organizations, among others.

(**) Foreign investors trading on BM&FBOVESPA and all those trading on NYSE.

Dividends and Interest on Capital and Repurchase of Treasury Shares

Itaú Unibanco compensates its stockholders with monthly supplementary payments of dividends and interest on capital. In the first nine months of 2014, we paid, or provided for, R$ 2.94 billion in dividends and interest on capital net of taxes.

No repurchase of shares was made by our treasury in the period.

Net Income per Share and Recurring Net Income per Share (R$)

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 40

Performance in the Stock Market

Highlights / Corporate Events

Bancassurance – reaffirming our strategy of operating under the bancassurance model, focused on the sale of massive personal and property insurance, typically related to banking retail with our clients, we announce:

- the sale of our all risks operations to the ACE group, consummated on October 31, 2014, after receiving regulatory approvals. We estimate that this operation has an accounting effect on our income before taxes of R$1.1 billion.

- the termination of the operating agreements for the offer of extended warranty insurance in the “Ponto Frio” and “Casas Bahia” stores by our subsidiary Itaú Seguros S.A., in October, by Via Varejo S.A., which paid the cash amount of R$584 million, mainly related to the refund of amounts disbursed pursuant to these agreements, duly restated. This termination will not have significant impacts on our accounting results.

Munita, Cruzat & Claro – in August 2014 we extended our joint venture agreement signed in 2011 with Munita, Cruzat & Claro S.A. Corredores de Bolsa e da MCC Securities Inc. (MCC), obtaining a 100% interest in MCC. The integration, through Itaú Private Bank, will be focused on the continuity of the relationship with clients. Accordingly, we reaffirm our commitment with the Chilean market and the view to be the largest private bank in the Latin American market.

Ratings – in September 2014, the Brazilian Government bonds ratings outlook were downgraded, from stable to negative, Moody’s also downgraded the outlook of the ratings in global scale of 23 Brazilian financial institutions, including Itaú Unibanco Holding, Itaú Unibanco S.A. and Banco Itaú BBA.

After reviewing its guidelines for national scale ratings corresponding to the international scale, at the end of September 2014, Standard&Poors upgraded, from brA-1 to brA-1+, the short-term national scale ratings of eight Brazilian banks, including Itaú Unibanco Holding and Banco Itaú BBA (see our ratings in the section Itaú Unibanco > Market Opinion on the Investor Relations website).

Sustainability

Dow Jones Sustainability Indices – For the 15th consecutive year, Itaú Unibanco was selected to compose the portfolio of the Dow Jones Sustainability World Index (DJSI), the main sustainability index in the world, in its 2014/2015 edition, and it is the only Latin American bank to compose the index since its creation. In this edition, the bank achieved the highest rate of the banking industry in “Anticrime Policy/Measures”, “Brand Management” and “Financial Stability and Systemic Risk". The new portfolio includes only eight Brazilian companies, two of which are related companies (Itaú Unibanco and Itaúsa). This shows the importance of corporate sustainability in our organizational culture and long-term vision.

Carbon Disclosure Program – In October 2014, we were recognized by the Carbon Disclosure Project Latin America as one of the 10 Leaders in Transparency companies in the 2014 Edition of the “Climate Change” questionnaire. The Leaders in Transparency are those companies whose scores place them among the top 10% in the universe of companies invited to disclose their information. Itaúsa was also awarded this recognition, which shows both companies long-term commitment to Sustainability.

Non-voting Shares - PN (ITUB4) Appreciation

The chart below shows the evolution of R$ 100 invested on September 30, 2004 through September 30, 2014, by comparing the values with and without reinvestment of dividends of Itaú Unibanco to the performance of Ibovespa and CDI (Interbank Deposit Certificate).

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 41

Performance in the Stock Market

Market Consensus

Main market analysts periodically issue their recommendations on shares subject to their analyses. These recommendations help a number of investors to select the best option in which to invest.

Based on information provided by Bloomberg and Thomson Analytics on September 30, 2014, we summarize the recommendations on Itaú Unibanco Holding’s non-voting shares in the table below.

	Thomson	Bloomberg
Buy	14	19
Hold	1	3
Sell	1	1
Number of Analysts	16	23

According with information provided by Thomson, the average estimated target price is R$38.21. According to Bloomberg, the average estimated target price is R$40.35.

Market Relations

We participated in 22 conferences and road shows in Brazil and abroad, and held 20 of the 22 Apimec (Association of Capital Markets Analysts and Investment Professionals) meetings scheduled for this year around Brazil, strengthening our relationship with stockholders, analysts and investors in the capital markets.

Disclosure Network (“Rede de Divulgação”) – in October 2014, Itaú Unibanco adopted the use of the “Rede de Divulgação” news portal for disclosing its material acts and facts and announcements to the market. This portal, which is provided by ABRASCA (Brazilian Association of Publicly-Held Companies), IBRI (Brazilian Institute of Investor Relations) and by Comunique-se, allows for instant access to the information disclosed by listed companies and is available in 3 news portals. This service discloses the information in three different ways: disclosure on partner websites of the “Rede de Divulgação”, indexation in the Internet search engines and forwarding of e-mail to journalists who subscribe the service.

The adoption of the new way of disclosure is in line with the modernization of the information disclosure system proposed by the Brazilian Securities Commission (CVM), strengthening our relationship with stakeholders.

Schedule

November 5	Conference Call on 2014 – 3rd Quarter Results

November 12	APIMEC - Brasília / DF
Venue: Naoum Plaza Hotel Time: 4 pm

December 16	APIMEC – São Paulo / SP
Venue: Buffet Rosa Rosarum Time: 2 pm

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 42

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Management Discussion & Analysis	Itaú Unibanco Holding S.A. 44

Analysis of Segments

Pro Forma Adjustments

Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted in order to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

As from the first quarter of 2013, we changed the presentation of our segments so it became more aligned with the way we follow the results evolution. There have also been changes in nomenclature, in order to adapt it to our current structure: (a) Commercial Banking - Retail, (b) Consumer Credit - Retail, (c) Wholesale Banking and (d) Activities with the Market + Corporation. The results of the middle market companies, previously allocated in the former Commercial Banking segment, are now reported in the Wholesale Banking segment.

The Activities with the Market + Corporation column presents the result from excess capital, excess subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin on market transactions, costs of Treasury operations, equity earnings of companies that are not linked to any segment and our interest in Porto Seguro.

Allocated Capital

Impacts related to capital allocation are considered in the Pro Forma financial statements by segment. To this end, adjustments were made to the financial statements, using a proprietary model.

The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment, which considers, in addition to Tier I allocated capital, the allocated Tier II capital (Subordinated Debt) and the effects of the calculation of expected credit losses, in addition to that required by the Brazilian Central Bank Circular No. 2,682/99 of the CMN.

Accordingly, the allocated capital considers the following components: credit risk (including expected loss), operational risk, market risk, and insurance underwriting risk.

Based on this capital measure, we determined the Risk Adjusted Return on Capital (RAROC), which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed, with a 25% safety margin.

Income Tax Rate

We consider the full income tax rate, net of the tax effect of the payment of interest on net equity, for the Commercial Banking - Retail, Consumer Credit - Retail, Wholesale Banking and Activities with the Market. The difference between the amount of income tax determined by segment and the amount of the effective income tax, as indicated in the consolidated financial statement, is allocated to the Activities with the Market + Corporation segment column.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 45

Analysis of Segments

The pro forma financial statements of the Commercial Banking - Retail, Consumer Credit - Retail, Wholesale Banking and Activities with the Market + Corporation, presented below, are based on managerial information derived from internal models, to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On September 30, 2014	R$ million

				Activities with
	Commercial	Consumer	Wholesale	the Market +
	Banking - Retail	Credit - Retail	Banking	Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	733,457	99,394	326,965	93,526	1,139,030
Cash and Cash Equivalents	14,607	-	2,084	-	16,636
Short-term Interbank Investments	238,704	-	38,996	7,495	217,538
Securities and Derivative Financial Instruments	181,146	-	98,244	41,095	283,108
Interbank and Interbranch Accounts	68,003	-	40	-	68,044
Loan, Lease and Other Credit Operations	149,124	99,803	175,848	4,056	428,832
(Allowance for Loan Losses)	(9,888)	(6,480)	(3,646)	(27)	(20,041)
(Complementary Expected Loss Provisions)	-	-	-	(5,217)	(5,217)
Other Assets	91,761	6,070	15,399	46,123	150,130
Foreign Exchange Portfolio	31,336	-	3,337	13,053	41,047
Others	60,425	6,070	12,062	33,070	109,083
Permanent Assets	11,465	4,538	867	1,657	18,527
Total Assets	744,922	103,932	327,832	95,183	1,157,557
Liabilities and Equity
Current and Long-Term Liabilities	718,930	89,259	303,101	66,160	1,063,139
Deposits	269,337	-	57,572	187	280,975
Deposits Received under Securities Repurchase Agreements	104,851	61,250	138,013	20,495	304,024
Funds from Acceptances and Issue of Securities	75,632	-	6,838	-	47,089
Interbank and Interbranch Accounts	6,226	-	3,383	-
Borrowings and Onlendings	30,536	1,429	53,546	-	81,659
Derivative Financial Instruments	4,102	-	13,384	-	16,203
Other Liabilities	115,273	26,580	30,363	45,478	210,609
Foreign Exchange Portfolio	31,755	-	3,726	13,053	41,855
Others	83,518	26,580	26,638	32,425	168,754
Technical Provisions for Insurance, Pension Plans and Capitalization	112,973	-	-	-	112,973
Deferred Income	969	-	349	-	1,318
Minority Interest in Subsidiaries	-	1,280	-	1,044	2,324
Economic Allocated Capital - Tier I (*)	25,023	13,393	24,382	27,979	90,776
Total Liabilities and Equity	744,922	103,932	327,832	95,183	1,157,557

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution so as to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 3rd Quarter of 2014	R$ million

				Activities with
	Commercial	Consumer	Wholesale	the Market +
	Banking - Retail	Credit - Retail	Banking	Corporation	Itaú Unibanco
Operating Revenues	13,593	4,484	3,816	1,413	23,305
Managerial Financial Margin	7,552	2,770	2,718	1,330	14,369
Financial Margin with Clients	7,552	2,770	2,718	247	13,287
Financial Margin with the Market	-	-	-	1,083	1,083
Banking Service Fees and Income from Banking Charges	3,743	1,714	1,051	50	6,558
Result from Insurance, Pension Plans and Capitalization Operations before Retained Claims and Selling Expenses	2,298	-	47	33	2,379
Loan and Retained Claims/ Losses net of Recovery	(2,208)	(943)	(751)	-	(3,902)
Expenses for Allowance for Loan Losses	(2,472)	(1,352)	(917)	-	(4,741)
Income from Recovery of Credits Written Off as Losses	814	409	175	-	1,397
Retained Claims	(551)	-	(8)	-	(559)
Operating Margin	11,385	3,541	3,065	1,413	19,403
Other Operating Income/(Expenses)	(7,289)	(2,275)	(1,506)	(222)	(11,292)
Non-interest Expenses	(6,246)	(1,985)	(1,282)	(241)	(9,753)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(759)	(290)	(224)	19	(1,254)
Selling Expenses From Insurance	(284)	-	-	-	(284)
Income before Tax and Profit Sharing	4,096	1,265	1,559	1,191	8,112
Income Tax and Social Contribution	(1,490)	(390)	(497)	(194)	(2,571)
Minority Interests in Subsidiaries	-	(82)	-	(2)	(84)
Recurring Net Income	2,606	794	1,061	996	5,457
(RAROC) – Return on Average Tier I Allocated Capital	41.3%	24.7%	17.8%	15.2%	24.7%
Risk Adjusted Efficiency Ratio (RAER)	68.1%	69.8%	56.6%	16.8%	63.2%
Efficiency Ratio (ER)	50.9%	47.3%	35.7%	16.8%	45.5%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 46

Analysis of Segments

The pro forma financial statements of the Commercial Banking - Retail, Consumer Credit - Retail, Wholesale Banking and Activities with the Market + Corporation, presented below, are based on managerial information derived from internal models, to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On June 30, 2014	R$ million

				Activities with
	Commercial	Consumer	Wholesale	the Market +
	Banking - Retail	Credit - Retail	Banking	Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	694,064	87,957	309,834	81,450	1,094,444
Cash and Cash Equivalents	17,843	-	2,789	-	20,605
Short-term Interbank Investments	167,604	-	23,674	9,140	165,588
Securities and Derivative Financial Instruments	202,159	-	94,998	32,360	291,297
Interbank and Interbranch Accounts	79,887	-	7,128	-	87,015
Loan, Lease and Other Credit Operations	153,634	89,044	171,655	595	414,928
(Allowance for Loan Losses)	(9,654)	(6,769)	(2,887)	(20)	(19,330)
(Complementary Expected Loss Provisions)	-	-	-	(5,217)	(5,217)
Other Assets	82,591	5,681	12,478	44,592	139,557
Foreign Exchange Portfolio	23,738	-	4,265	10,140	34,217
Others	58,852	5,681	8,213	34,452	105,340
Permanent Assets	10,241	4,653	955	1,639	17,488
Total Assets	704,305	92,610	310,788	83,089	1,111,932
Liabilities and Equity
Current and Long-Term Liabilities	677,970	79,306	287,038	57,353	1,022,807
Deposits	253,195	-	57,896	152	277,347
Deposits Received under Securities Repurchase Agreements	94,897	55,059	132,431	13,289	293,342
Funds from Acceptances and Issue of Securities	75,279	-	6,597	-	45,292
Interbank and Interbranch Accounts	11,805	-	1,621	-	13,424
Borrowings and Onlendings	28,556	1,687	48,764	-	77,048
Derivative Financial Instruments	1,756	-	10,667	-	11,908
Other Liabilities	104,031	22,559	29,061	43,912	195,996
Foreign Exchange Portfolio	24,219	-	4,739	10,140	35,171
Others	79,812	22,559	24,322	33,772	160,824
Technical Provisions for Insurance, Pension Plans and Capitalization	108,450	-	-	-	108,450
Deferred Income	843	-	320	-	1,163
Minority Interest in Subsidiaries	-	1,024	-	952	1,975
Economic Allocated Capital - Tier I (*)	25,493	12,280	23,430	24,784	85,987
Total Liabilities and Equity	704,305	92,610	310,788	83,089	1,111,932

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution so as to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 2nd Quarter of 2014	R$ million

				Activities with
	Commercial	Consumer	Wholesale	the Market +
	Banking - Retail	Credit - Retail	Banking	Corporation	Itaú Unibanco
Operating Revenues	12,738	4 ,582	3,620	1 ,178	22,118
Managerial Financial Margin	6,980	2,892	2,626	1,095	13,593
Financial Margin with Clients	6,980	2,892	2,626	214	12,712
Financial Margin with the Market	-	-	-	881	881
Banking Service Fees and Income from Banking Charges	3,646	1,690	948	54	6,338
Result from Insurance, Pension Plans and Capitalization Operations before Retained Claims and Selling Expenses	2,112	-	46	29	2,187
Loan and Retained Claims/ Losses net of Recovery	(2,045)	(1,154)	(497)	(15)	(3,711)
Expenses for Allowance for Loan Losses	(2,375)	(1,543)	(532)	(15)	(4,465)
Income from Recovery of Credits Written Off as Losses	802	388	43	-	1,234
Retained Claims	(472)	-	(8)	-	(480)
Operating Margin	10,694	3,428	3,123	1,163	18,407
Other Operating Income/(Expenses)	(7,038)	(2,284)	(1,365)	(362)	(11,050)
Non-interest Expenses	(6,059)	(1,975)	(1,175)	(368)	(9,577)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(709)	(309)	(191)	6	(1,203)
Selling Expenses From Insurance	(270)	-	-	-	(270)
Income before Tax and Profit Sharing	3,655	1,144	1,758	800	7,357
Income Tax and Social Contribution	(1,318)	(334)	(581)	(74)	(2,306)
Minority Interests in Subsidiaries	-	(77)	-	(1)	(78)
Recurring Net Income	2,338	733	1,177	725	4,973
(RAROC) – Return on Average Tier I Allocated Capital	37.0%	25.8%	20.5%	11.9%	23.7%
Risk Adjusted Efficiency Ratio (RAER)	69.6%	73.2%	48.7%	32.4%	64.8%
Efficiency Ratio (ER)	52.6%	46.2%	34.3%	31.1%	47.1%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 47

Analysis of Segments

Commercial Banking - Retail

The revenues from the Commercial Banking – Retail segment arise from the offer of banking products and services to a diversified client base, including individuals and companies. The segment includes retail, high-income and high-net worth clients (private banking) and very small and small companies.

In the third quarter of 2014, recurring net income from the Commercial Banking – Retail segment totaled R$2,606 million, an increase of 11.5% when compared to the previous quarter. This increase was mainly due to the increase in operating revenues, which totaled R$13,593 million, up 6.7% from the previous quarter.

The increase in operating revenues is explained by the increase of 8.2% in the financial margin with clients, 8.8% in the result of insurance, pension plan and capitalization operations and 2.7% in banking service fees and bank charges. The positive impact of these increased operating revenues on net income was partially offset by higher retained claim losses, which grew 16.7% in the period, and by the 3.1% increase in non-interest expenses.

The Commercial Banking – Retail segment’s annualized return on allocated capital reached 41.3% in the period. The risk-adjusted efficiency ratio reached 68.1%.

Loan Portfolio - Commercial Banking

The loan portfolio totaled R$149,124 million at the end of September 2014, dropping 2.9% when compared to June 30, 2014.

The coverage ratio for the 90-day NPL (without complementary allowance) reached 142% on September 30, 2014. If the additional allowance was taken into consideration, the coverage ratio would reach 176% at the end of the third quarter of 2014.

Allowance for Loan Losses and Coverage Ratio

Some additional Commercial Banking - Retail Highlights:

Service Network (*) | Individuals

Our service network covers the entire Brazilian territory and adopts a segmentation strategy that includes structures, products and services developed to meet the specific needs of our different clients. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Our products are available in our service network and through the “30 Horas” electronic channels and include: current accounts, investments, credit cards, personal loans, insurance, consortia, mortgage loans, vehicle financing and other banking products.

At the end of the third quarter of 2014, our branch network in Brazil was composed of 4,782 units, including regular branches and customer-service branches (CSB). From January to September 2014, 38 Customer-Service Branches (CSB) and 45 branches, 23 of which are digital branches, were opened in Brazil.

Retail Points of Service in Brazil (*)

(*) It does not include branches and CSBs abroad and Itaú BBA.

1 – In September 2014, total branches include 23 digital branches and 59 business branches, which are considered points of service by the CMN Resolution No. 4,072/2012.

2 - Points of service include only Client Service Branches (CSBs).

Geographical Distribution of Service Network (*)

Number of Branches and Client Service Branches (CSB)

(*) It does not include branches and CSBs abroad and Itaú BBA.

Consumer Credit - Retail

Revenues from the Consumer Credit segment arise from financial products and services offered to our non-account holder clients.

In the third quarter of 2014, the segment recorded a recurring net income of R$794 million, an 8.3% increase when compared to the second quarter of 2014. The segment’s net income was positively impacted by a 12.4% decrease in the expenses for the allowance for loan losses and a 5.4% increase in the recovery of credits written off as losses. The improvement in the results from loans and retained claims losses more than offset the 4.2% drop in the financial margin and the 0.5% increase in non-interest expenses when compared to the previous period.

The return on allocated capital was 24.7% a year, and the risk-adjusted efficiency ratio reached 69.8% in the third quarter of 2014.

Credit Portfolio- Consumer Credit

On September 30, 2014, the loan portfolio balance totaled R$99,803 million, increasing 12.1% when compared to June 30, 2014, mainly due to the increase in Banco Itaú BMG Consignado portfolio.

The coverage ratio for NPL over 90 days reached 124% at the end of the third quarter of 2014, 200 basis points higher than the second quarter of 2014. In the last two years, this ratio remained higher than 100%. Taking the additional allowance into consideration, the coverage ratio reached 135% on September 30, 2014.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 48

Analysis of Segments

Allowance for Loan Losses and Coverage Ratio

Wholesale Banking

The revenues from the Wholesale Banking segment arise from products and services offered to middle market companies and activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services.

In the third quarter of 2014, operating revenues amounted to R$3,816 million, a 5.4% increase when compared to the previous quarter, mainly due to the increase of 10.8% in banking service fees and income from banking charges (particularly in Investment Banking fees) and of 3.5% in the financial margin. Loans and retained claim losses net of recovery totaled R$751 million, an increase of 51.1% in the quarter, mainly due to the increase in the allowance for loan losses in specific groups. Non-interest expenses increased 9.1% and totaled R$ 1.282 million in the current period. Accordingly, the decrease in the Wholesale Banking net income was 9.8% when compared to the previous quarter, reaching R$1,061 million.

The return on allocated capital reached 17.8% a year and the adjusted efficiency ratio was 56.6%.

Loan Portfolio– Wholesale Banking

The loan portfolio reached R$175,848 million on September 30, 2014, a 2.4% increase when compared to June 30, 2014.

The coverage ratio for the 90-day NPL reached 206% at the end of the third quarter of 2014, 1300 basis points higher than in the previous quarter. Taking the additional allowance into consideration, the coverage ratio reached 267% on September 30, 2014, an increase of 1300 basis points when compared to June 30, 2014.

Allowance for Loan Losses and Coverage Ratio

Note: in the first quarter of 2014, we have reclassified some economic groups from Wholesale Banking to Commercial Bank – Retail

Middle Market Companies

Aiming at a more specialized service structure, since 2013, part of the subsegment medium businesses became part of the Wholesale Bank. To this end, throughout 2014, we have been developing a differentiated business model, which enable us to meet the needs of customers with more quality and grow in a more sustainable way in order to achieve a prominent position in the market.

Large Companies

Our clients are approximately the 3,500 largest corporate groups in Brazil, Argentina, Chile, Colombia and Peru.

We also serve over 270 financial institutions and 790 institutional investors. We offer them a wide portfolio of banking products and services, from cash management to structured operations and transactions in Capital Markets.

The loan portfolio (including endorsements and sureties) increased 3.7% when compared to the second quarter of 2014, due to transactions in local currency and foreign currency.

We continue to distinguish ourselves for the excellent level of quality of the loan portfolio, in which 93.7% of credits are attributed “AA”, “A” and “B” ratings in accordance with the criteria set forth in Resolution No. 2,682 of the National Monetary Council.

We highlight our derivative operations as we have maintained our leading position in CETIP (Clearing House for the Custody and Financial Settlement of Securities). We focused on operations that hedge our clients’ exposures to foreign currencies, interest rates and commodities.

Investment Banking

In the Investment Banking area, we highlight the following:

Fixed Income: in the period from January to September 2014, we took part in operations with debentures, promissory notes and securitization totaling R$15.5 billion. In the Brazilian Financial and Capital Markets Association (ANBIMA) ranking of fixed-income distribution from January to September 2014, we reached the first position with a market share of 25.9%. In international fixed-income issues, we acted as joint bookrunners of offers totaling US$12.1 billion in terms of volume of operations, and ranked third in number of Brazilian Companies Issues in September 2014 of BondRadar(*).

Mergers and Acquisitions: we provided financial advisory services for 59 transactions until September 2014, reaching the first position in the Thomson ranking in number of operations, with a total of US$10.7 billion

(*) Only considers operations in dollar and local currency.

Awards | Itaú BBA

The Banker: Most Innovative Investment Bank in Latin America 2014. Awarded for the fourth time by the English magazine The Banker, of the Financial Times group.

Latin Finance: Investment Bank of the Year in Brazil 2014.

Euromoney Magazine: For the seventh consecutive year, Itaú BBA was chosen the Best Cash Management Bank in Brazil and Best Regional Cash Management Bank in Latin America.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 49

Products and Services

The results of each product and service are classified in the segments according to the characteristics of the operations. Accordingly, some of the products and services listed below may be included in more than one segment.

Payroll Loans

A payroll loan is a loan with fixed installments that are directly deducted from the borrower’s payroll to the bank’s account and directly transferred to the bank by the employer without being recorded in the debtor’s account.

We operate in this market through two different distribution channels: directly through our own distribution network (branches, CSBs and electronic channels) and through Banco Itaú BMG Consignado S.A., a financial institution controlled by Itaú Unibanco, that aims at offering, distributing and selling payroll loans. This operation started in December 2012 and enables us to expand our business in this segment, under our values and transparency principles, following our good management practices and policies. This association aims at diversifying our loan portfolio, supplementing our payroll loan strategy, and improving the risk profile of our individuals loan portfolio.

Evolution of the Payroll Loan Portfolio and NPL

At the end of September 2014, total payroll loans reached R$36,436 million, a 77.1% increase (R$15,857 million) in twelve months. The highlight is the increase of 92.4% in the portfolio of loans to retirees and pensioners of the public social security (INSS) and to public servants, when compared to September 2013.

Payroll loans originated by the Branch Network totaled R$13,153 million at the end of the third quarter of 2014, a 17.4% increase in relation to September 2013, whereas payroll loans originated by other channels reached R$23,282 million, an increase of 148.2% when compared to September 30, 2013.

Evolution of the Payroll Loan Portfolio

Our strategy of higher growth in the INSS Beneficiaries segment, combined with the credit policies adopted, allowed the portfolio growth to be followed by an improvement in delinquency levels.

90-day NPL ratio (Base 100) | Total Payroll Loan Portfolio

Note: Information comparable to the information of the National Financial System disclosed by the Central Bank of Brazil.

This increase reflected a higher share of payroll loans in personal loans, from 43.0% in September 2013 to 55.9% in the current period.

Evolution of the Share of Payroll Loans in Personal Loans

Mortgage Loans

Our mortgage portfolio reached R$37,686 million at the end of September 2014. Our portfolio grew 17.8% in the last 12 months and 3.8% in the quarter.

The individuals portfolio, totaling R$27,566 million at the end of the quarter, increased 4.9% when compared to the previous quarter and 22.4% when compared to September 2013. At the end of September 2014, the companies portfolio totaled R$10,120 million, increasing 1.0% when compared to June 2014 and 6.9% in twelve months.

Evolution of the Mortgage Portfolio

In the third quarter of 2014, the volume of new mortgage loan financing contracts for individuals was R$2,516 million, whereas financing to companies amounted to R$1,058 million, totaling R$3,574 million.

Volume of Originations

R$ million

				Variation
				3Q14 -	3Q14-
	3Q14	2Q14	3Q13	2Q14	3Q13
Individuals	2,516	2,174	2,845	15.7%	-11.5%
Companies	1,058	1,657	1,537	-36.2%	-31.2%
Total	3,574	3,832	4,382	-6.7%	-18.4%

Source: ABECIP

Our individual real estate loan portfolio collaterals are under the legal framework of fiduciary lien (alienação fiduciária), which account for 98.6% of the portfolio. Since 2007, we use this framework for 100% of our origination.

Our new financing contracts use the Equal Amortization System, through which decreasing installments lead to a faster contract amortization, causing a more positive effect on the loan-to-value ratio (ratio between the amount of the financing and the value of the real estate properties) when compared to other amortization systems.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 50

Analysis of Segments

The loan-to-value (LTV) of the portfolio reached 42.1% at the end of September, a 10-basis-point increase when compared to September 2013.

The LTV quarterly average of the vintages originated reached 60.0%, a 20 basis point increase in relation to the LTV of vintages originated in the third quarter of 2013.

Loan–to-value | Vintage and Portfolio

In the current period, the 90-day NPL of the vintages originated in March 2014 reached 0.05%, a drop of 19 basis points in relation to the vintages originated in December 2013 and 12 basis points when compared to the vintages originated in March 2013.

NPL over 90 (%) | 6 months after the financing origination

Vehicle Financing

At the end of the third quarter of 2014, the portfolio of vehicle financing to individuals amounted to R$31,323 million and to companies reached R$5,571 million, totaling R$36,893 million on September 30, 2014.

In this quarter, the average amount of vehicle financing to individuals originated by the branch network, dealerships and car retailers was R$23.8 thousand, with an average term of 39 months and average down payment of 42%. The average term remained steady when compared to the second quarter of 2014, and the average down payment percentage has increased in the last quarters.

Average Term and Down Payments - Individuals (Itaú Unibanco*)

(*) As from the fourth quarter of 2013, we included the operations originated at Itaú’s Branches.

The historical information was reprocessed.

New loans granted to individuals through our branches, dealerships and car retailers totaled R$3,131 million, whereas new loans granted to companies totaled R$951 million in the third quarter of 2014.

The loan-to-value of our vehicle portfolio reached 74.1% at the end of September 2014, following the downward trend in the last quarters.

Loan–to-value (%) | Portfolio *

(*) Loans originated by dealerships and car retailers to individuals and companies

In addition to the branches, dealerships, car retailers and partners, we also focus on efficient sales channels that offer full services to our clients. We receive, on average, 13 million accesses a month through iCarros, a classified ads website that facilitates the purchase and sale of new and used vehicles. Focused on innovative solutions, the website is also available for mobile applications and offers a complete tool for comparing new vehicles, credit rating and a pioneering service for receiving financing proposals. Additionally, iCarros offers credit cards, insurances and consotia.

Consortia

Consortia is a self-financing system for the programmed purchase in installments of real estate and vehicles, which supplements our retail product portfolio. Since it is structured as a provision of services, the consortia management does not give rise to default risk or allocation of credit capital to the bank.

In September 2014, the installment receivables balance reached R$11.1 billion, a 1.3% increase when compared to June 2014 and of 22.7% from September 2013.

In the period, we reached approximately 402,000 active contracts, which represent increases of 1.0% and 14.6% when compared to June 2014 and September 2013, respectively.

R$ million

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 51

Products and Services

Cards

Through proprietary and partnership operations, we offer a wide range of credit and debit cards to more than 62.2 million account holders and non-account holders (in number of accounts). In the third quarter of 2014, the volume of transactions amounted to R$77.5 billion, an increase of 23.5% from the same period of 2013.

Credit Cards

We are the leading player in the Brazilian credit card market, through Itaucard, Hipercard, Hiper, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation tickets at the Brazilian market, totaling 36.4 million client accounts, including both account and non-account holders.

In the current quarter, our income from cards kept on a sustainable growth, impacted by the better performance of the portfolio, lower expenses and increasing revenues.

In the third quarter of 2014, the volume of credit card transactions amounted to R$59,507 million, which corresponds to an increase of 25.7% from the same period of the previous year.

(*) As from the first quarter of 2014, we include the card base of Credicard.

Debit Cards

In the debit card segment, which includes current account holders only, we have 25.8 million accounts. The volume of debit card transactions amounted to R$18,015 million in the third quarter of 2014, a 16.9% increase from the same period of the previous year.

Merchant Acquirer

Our Merchant Acquiring business comprises the process of capturing of transactions through the affiliation, management and relationship with commercial establishments through the company REDE.

In the third quarter of 2014, the transaction volume totaled R$88.5 billion, an increase of 4.9% when compared to the previous period and of 9.7% from the volume recorded in the third quarter of 2013.

Credit Card Transactions

In the third quarter of 2014, the volume of credit card transactions was R$57.8 billion, representing 65.4% of the total volume of transactions generated by the acquiring services, an increase of 5.3% from the second quarter of 2014. When compared to the same period of the last year there was an increase of 9.9%.

Note: The volume of transactions includes 100% of REDE.

Besides the transaction volume mentioned above, we captured R$1.3 bilion in transactions within our retail partners and joint ventures in the third quarter of 2014.

Debit Card Transactions

The Debit Card transactions volume was R$30.6 billion in the third quarter of 2014, representing 34.6% of the total transaction volume, an increase of 4.1% from the second quarter of 2014 and of 9.4% from the same period of the previous year.

Note: The volume of transactions includes 100% of REDE.

Equipment Base(*)

At the end of the third quarter of 2014, our base of active installed equipment reached 1,719,000 units, showing a growth of 2.1% when compared to the previous quarter and of 18.5% when compared to the third quarter of 2013.

As from the second quarter of 2013, our equipment base is composed only by REDE’s POS as the unifying process of REDE and Hipercard bases was completed.

(*) 100% of the equipment base of REDE is able to capture Hiper transactions.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 52

Products and Services

Wealth Management & Services (WMS)

Asset Management(*)

In September 2014, we reached R$388 billion* in assets under management, representing 14.6% of the market. In the last 12 months, the volume of managed assets grew 3.2% in the aggregate and the main highlights were pension funds and money market funds. In addition to the strong local presence, we are present abroad, in the most important financial centers, with strategically allocated professionals, searching for opportunities and investment solutions appropriate for different customers profiles.

* Source: ANBIMA (Brazilian Financial and Capital Markets Association) Management Ranking – September 2014. It includes Itaú Unibanco and Intrag.

Asset Administration

We have Privatization, Fixed Income and Equity Funds, Investment Clubs and Client Portfolios under administration, both in Brazil and abroad.

At the end of the third quarter of 2014, assets under administration totaled R$646.2 billion, a 1.8% increase when compared to the previous quarter and 3.8% when compared to the third quarter of 2013.

According to ANBIMA, in September 2014 we ranked second in the ranking of fund management and managed portfolios*, with a 19.2% market share.

* It includes Itaú Unibanco and Intrag

Securities Services

With four lines of business, the area of Securities Services serves both publicly and closely-held companies, pension funds, asset management and international investors, totaling 2,493 clients in 21 countries. We ended September 2014 with a custody market share of 22.8% and a total of R$966.3 billion in assets under custody, representing an increase of 3.8% from the same period of 2013. Our business lines are:

Local Custody and Fiduciary Administration: we offer custody and accounting services for portfolios, investment, mutual and pension funds, services of fund administration, legal representation, rebalancing fund services and contracting of service providers. At the end of September, we had a total of R$793.6 billion under custody, representing a growth of 4.5% from the same period of 2013.

International Custody: we offer services of custody and representation to investors outside Brazil, custody of ADR programs and depositary services for Brazilian Depositary Receipts (BDR) programs. At the end of September, we had a total of R$172.7 billion under custody, representing a growth of 0.8% from the same period of 2013.

Corporate Solutions: we offer a number of capital markets solutions, such as the control of stock option programs, bookkeeping of shares, debentures, settlement and custody of promissory notes and bank credit notes. We also work as guarantee agent in operations of Project Finance, Escrow Accounts, and loan and financing contracts. We are leaders in the bookkeeping of shares, providing services to 229 companies listed on the BM&F Bovespa, representing 62.6% of the total, and in the bookkeeping of debentures, acting as bookkeeper of 451 issues as of September 2014.

Source: Itau Unibanco, ANBIMA (Brazilian Financial and Capital Markets Association) and Bovespa - September 2014.

Private Bank

In 2014, we were featured in major international publications for our outstanding performance in Private Banking. We were recognized by PWM/The Banker as the Best Private Bank for Innovation and Best Private Bank in Brazil. In the awards conducted by Private Bank International, we were recognized as the Outstanding Global Private Bank - Latin America and the Euromoney Private Bank Survey recognized us as the Best Private Banking Services Overall in Brazil and Best Private Banking Services Overall in Paraguay.

Our multidisciplinary team, which comprises professionals from several countries, provides comprehensive financial services through our global service platform. We serve our clients from our eight offices in Brazil and our offices located in Chile, Uruguay, Paraguay, Miami, New York, Switzerland, Cayman Islands and Bahamas. Our team of more than 110 private bankers, supported by a team of investment advisors and product specialists, is dedicated to understanding and addressing the our clients’ needs.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 53

Banking & Insurance Operations

We present below the financial statements and relevant financial indicators on the performance of our banking and insurance operations, which include the insurance, pension plan and capitalization operations, based on managerial information generated by internal models for the purpose of more accurately reflecting the performance of these operations. Managerially, we considered the proportional consolidation of our 30% interest in Porto Seguro.

As from the first quarter of 2014, we started to consider the minimum regulatory capital required with a 25% safety margin for the insurance, pension plan and capitalization operations, which is composed of the portions of underwriting, credit and operational risk. The historical data was reclassified so as to allow comparison.

Highlights

We present below the main indicators of our banking and insurance operations. In this analysis, we disregard the result of excess capital in our operations, calculated as the difference between our total capital and the capital of these two businesses. The capital of our banking operations comes from our Risk Weighted Assets (RWA), excluding investments from insurance companies and considering a capital ratio of 13.75% (11% Basel with a 25% safety margin).

R$ million (except where indicated)

	3Q14	2Q14	3Q13
Results
Recurring Net Income	5,457	4,973	4,022
Banking Operations	4,347	4,078	3,271
Excess Capital	229	162	166
Insurance Operations	880	733	584
Insurance	593	512	369
Pension Plan	203	150	160
Capitalization	84	71	54
Revenues (*)	24,229	23,023	20,413
Operating Revenues _ Banking Operations(1)	20,129	19,423	17,126
Insurance Revenues	3,700	3,318	2,997
Performance
Recurring Return on Average Equity – Annualized (3)	24.7%	23.7%	20.9%
Banking Operations	25.1%	23.8%	22.0%
Insurance Operations	78.7%	69.1%	60.6%
Efficiency Ratio (ER) (4)	45.5%	47.1%	48.2%
Banking Operations	49.0%	49.9%	51.3%
Insurance Operations	30.8%	33.2%	33.0%
Risk Adjusted Efficiency Ratio (RAER) (5)	63.2%	64.8%	68.4%
Banking Operations	66.6%	67.5%	71.3%
Insurance Operations	60.3%	63.6%	65.4%
Combined Ratio - Insurance Operations (6)	70.3%	68.3%	72.0%
Balance of the Allowance for Loan Losses/ Credit Portfolio - Banking Operations	5.9%	5.9%	6.6%
Claims Ratio - Insurance Operations (7)	31.5%	28.8%	32.5%
Balance Sheet
Total Assets (8)	1,157,557	1,111,932	1,082,787
Banking Operations (8)	1,023,923	987,128	966,682
Excess Capital (8)	16,564	12,785	13,983
Insurance Operations (8)	117,070	112,019	102,121
Credit Portfolio	428,832	414,928	387,040
Technical Provisions (8)	112,973	108,450	98,758
Insurance (8)	10,460	10,029	9,742
Pension Plan (8)	99,505	95,415	86,022
Capitalization (8)	3,008	3,007	2,993
Other
Contributors to Traditional and PGBL Pension Plan (thousand)	1,945	1,749	1,503
Contributors to VGBL Pension Plan (thousand)	1,950	1,879	1,782
Certificates - Capitalization (thousand)	15,060	14,142	13,656

(*) The Consolidated does not represent the sum of banking and insurance operations, because there is a result of excess capital.

(1) Operating Revenues are the sum of the Managerial Financial Margin, Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension and Capitalization Operations before Retained Claims and Selling Expenses; (2) Insurance Revenues comprise the Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Earned Premiums, Pension Contributions and Capitalization Revenues; (3) Annualized Return was calculated by dividing Net Income by the Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of the return were adjusted by the amount of dividends proposed after the balance sheet dates, which have not yet been approved in annual stockholders' meetings or by the Board of Directors. Does not consider the proportional consolidation of our 30% interest in Porto Seguro (4) The Efficiency Ratio was calculated by dividing Non-Interest Expenses (+) Selling Expenses from Insurance Operations by Operating Revenues (-) ISS, PIS, Cofins and Other Tax Expenses. Does not consider the proportional consolidation of our 30% interest in Porto Seguro; (5) The Risk-Adjusted Efficiency Ratio was calculated by dividing Non-Interest Expenses (+) Selling Expenses from Insurance Operations (+) Result from Loan Losses (+) Expenses with Claims by Operating Revenues (-) ISS, PIS Cofins and Other Tax Expenses. Does not consider the proportional consolidation of our 30% interest in Porto Seguro. (6) The calculation of the Combined Ratio from Insurance Operations is the sum of the following ratios: Retained Claims/ Earned Premiums, Selling Expenses/ Earned Premiums, Administrative Expenses (+) Other Operating Income and Expenses /Earned Premiums. The ratio does not take into consideration the health insurance operation and the proportional consolidation of our 30% interest in Porto Seguro; (7) The Claims Ratio was calculated by dividing Retained Claims by Earned Premiums. The ratio does not consider the proportional consolidation of our 30% interest in Porto Seguro. (8) Does not consider the proportional consolidation of our 30% interest in Porto Seguro.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 55

Banking & Insurance Operations

The Pro Forma financial statements below were prepared based on internal information from our managerial model for the purpose of presenting the performance of our banking and insurance operations(1).

Sales Cost Model

The practice in Itaú Unibanco is to assign to all products and services the selling costs related to the corresponding channel where it is effectively used (full allocation method). Accordingly, the selling costs related to insurance, pension plan and capitalization products in our branch network and other electronic or physical distribution channels are recorded in our income statement of the insurance segment. This practice has both accounting and managerial effects.

Statement of Income | Operating Revenues Perspective

R$ million

	3Q14				2Q14
	Consolidated	Banking Operations	Insurance Operations (1)	Excess Capital	Consolidated	Banking Operations	Insurance Operations (1)	Excess Capital
Operating Revenues	24,229	20,129	3,700	400	23,023	19,423	3,318	282
Managerial Financial Margin (2)	14,292	13,697	195	400	13,489	13,203	4	282
Banking Service Fees and Income from Banking Charges (2)	6,541	6,432	110	-	6,322	6,220	101	-
Result from Insurance, Pension Plan and Capitalization (2)	3,433	-	3,433	-	3,238	-	3,238	-
Other Components of Operating Revenues	(38)	-	(38)	-	(26)	-	(26)	-
Loan and Retained Claim Losses Net of Recovery	(4,402)	(3,343)	(1,059)	-	(4,210)	(3,231)	(979)	-
Result from Loan and Lease Losses	(3,343)	(3,343)	-	-	(3,231)	(3,231)	-	-
Retained Claims	(1,059)	-	(1,059)	-	(979)	-	(979)	-
Operating Margin	19,827	16,786	2,641	400	18,813	16,192	2,339	282
Other Operating Expenses	(11,679)	(10,442)	(1,219)	(19)	(11,420)	(10,241)	(1,165)	(13)
Non-interest Expenses	(9,961)	(9,302)	(659)	-	(9,778)	(9,133)	(645)	-
Selling Expenses From Insurance	(447)	-	(447)	-	(425)	-	(425)	-
Other Results	(1,271)	(1,140)	(114)	(19)	(1,217)	(1,109)	(95)	(13)
Income before Tax and Minority Interests	8,148	6,344	1,422	381	7,393	5,950	1,173	269
Income Tax and Social Contribution and Minority Interests	(2,691)	(1,997)	(542)	(152)	(2,420)	(1,872)	(440)	(108)
Recurring Net Income	5,457	4,347	880	229	4,973	4,078	733	162
Recurring Return on Average Equity – Annualized	24.7%	25.1%	78.7%	6.3%	23.7%	23.8%	69.1%	5.8%
Efficiency Ratio (ER)	45.3%	49.0%	30.8%		46.8%	49.9%	33.2%
Risk Adjusted Efficiency Ratio (RAER)	64.5%	66.6%	60.3%		66.1%	67.5%	63.6%

Note: The capital of our banking operations comes from our Risk Weighted Assets (RWA), excluding investments from insurance companies and considering a capital ratio of 13.75% (11% Basel with a 25% safety margin). (1) The Insurance Operations, in this section, include insurance, pension plan and capitalization operations. (2) Under our managerial reporting standards, both the fees and the financial margins are allocated to result from insurance, pension plans and capitalization. In 2014, we began to allocate commission revenues from other insurance companies to our insurance transactions.

Evolution of Net Income and Segments’ Share in Net Income of Itaú Unibanco

Banking Operations

The recurring net income from banking operations (banking products and services) reached R$4.347 million in the third quarter of 2014, an increase of 6.6% from the previous quarter, mainly due to the increase in operating revenues arising from the growth in the managerial financial margin and banking service fees and income from banking charges, which were partially offset by the increase in non-interest expenses.

The share of the banking operations in total net income, disregarding the result of excess capital, reached 83.2% in the quarter, a decrease of 160 basis points from the second quarter of 2014.

Insurance Operations

The recurring net income from insurance operations(1) reached R$880 million in the third quarter of 2014, an increase of 20.1% from the previous quarter, influenced by the increase in the managerial financial margin as a result of the early termination of the agreement between Itaú Seguros S.A. and Via Varejo and the increase in the result from insurance, pension plan and capitalization operations before retained claims and selling expenses.

The insurance ratio(2), which represents the share of recurring net income from insurance, pension plan and capitalization operations in Itaú Unibanco’s recurring net income, without excess capital, reached 16.8%, an increase of 160 basis points from the previous quarter.

The ratio of operating revenues from insurance operations to total operating revenues reached 15.3%, an increase of 90 basis points in relation to the previous quarter.

(1)	Net income from Insurance Operations, in this section, includes net income from the insurance, pension plan and capitalization operations.
(2)	Insurance Ratio (%) = Insurance, Life and Pension Plan and Capitalization segment’s recurring net income/ Itaú Unibanco’s recurring net income, without excess capital.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 56

Banking & Insurance Operations

Evolution of Efficiency Ratio, Risk-Adjusted Efficiency Ratio and Annualized Return on Average Equity

The efficiency ratio of the banking operations reached 49.0% in the third quarter of 2014, a decrease of 90 basis points when compared to the previous quarter. This ratio decreased because the increase in operating revenues (3.6% in relation to the previous quarter) was higher than the increase in non-interest expenses (1.9% in relation to the previous quarter).

The risk-adjusted efficiency ratio for the period was 66.6%, decreasing 90 basis points from the previous quarter, due to the same factors that impacted the efficiency ratio.

The annualized recurring return of the banking operations reached 25.1% in the period, an increase of 130 basis points when compared to the previous quarter.

The efficiency ratio of insurance operations reached 30.8% in the third quarter of 2014, a decrease of 240 basis points when compared to the previous quarter. This ratio dropped because the increase in operating revenues (11.5% in relation to the previous quarter) was higher than the increase in non-interest expenses (2.1% in relation to the previous quarter).

The risk-adjusted efficiency ratio in the third quarter of 2014 reached 60.3% in the period, a decrease of 330 basis points when compared to the previous quarter. The loss ratio reached 31.5%, increasing in relation to the previous quarter due to the large risks and life and personal accidents products.

The annualized recurring return of the insurance operations reached 78.7% in the period, an increase of 960 basis points when compared to the previous quarter.

Note: The claims ratio does not include the Itauseg Saúde company and the proportional consolidation of our 30% interest in Porto Seguro.

Balance Sheet

R$ million

	Sep 30,14			Jun 30,14
	Consolidated (1)	Banking Operations	Insurance Operations	Consolidated (1)	Banking Operations	Insurance Operations
Assets
Current and Long-term Assets	1,145,395	1,005,396	123,435	1,100,577	969,640	118,153
Securities and Derivative Financial Instruments	285,829	155,286	113,980	293,969	171,211	109,974
Loan, Lease and Other Loan Operations	428,832	428,832	-	414,928	414,928	-
(Allowance for Loan Losses)	(25,258)	(25,258)	-	(24,547)	(24,547)	-
Other Assets	455,992	446,537	9,455	416,226	408,048	8,179
Permanent Assets	16,725	18,527	-	15,761	17,488	-
Total Assets	1,162,120	1,023,923	123,435	1,116,338	987,128	118,153
Liabilities and Equity
Current and Long – Term Liabilities	1,069,020	950,279	118,742	1,028,376	914,477	113,899
Deposits Received under Securities Repurchase Agreements	304,024	304,024	-	293,342	293,342	-
Borrowings and Onlendings	81,659	81,659	-	77,048	77,048	-
Technical Provisions for Ins., Pension Plans and Cap.	115,870	-	115,870	111,312	-	111,312
Other Liabilities (2)	567,467	564,595	2,871	546,674	544,086	2,587
Minority Interest in Subsidiaries	2,324	2,324	-	1,975	1,975	-
Stockholders' Equity	90,776	71,321	4,693	85,987	70,676	4,253
Total Liabilities and Equity	1,162,120	1,023,923	123,435	1,116,338	987,128	118,153

(1)	The Consolidated does not represent the sum of banking and insurance operations, because the excess capital is allocated only in the consolidated.
(2)	Includes Deferred Income.

On September 30, 2014, total assets from banking operations, which mainly includes securities, derivative financial instruments and loan, lease and other credit operations, reached R$1,023,923 million, an increase of 3.7% from the previous quarter.

Stockholders’ equity from banking operations reached R$71,321 million in the period, an increase of R$646 million.

Total assets from insurance operations reached R$123,435 million on September 30, 2014, a growth of 4.5% from the previous period, mainly due to the increase of 4.1% in investments related to pension plan technical provisions, totaling R$115,870 million in the period.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 57

Insurance, Pension Plan & Capitalization

The Pro Forma financial statements below were prepared based on Itaú Unibanco’s managerial information and are intended to explain the performance of the insurance-related businesses. The figures presented in this section include our 30% interest in Porto Seguro.

Pro Forma Statement of Recurring Income of the Insurance, Pension Plan and Capitalization Segment	R$ million

			Variation
	3Q14	2Q14	3Q14 - 2Q14
Earned Premiums	2,491	2,418	74	3.1%
Result of Pension Plan and Capitalization	237	174	63	36.4%
Retained Claims	(1,059)	(979)	(80)	8.1%
Selling Expenses	(447)	(425)	(22)	5.1%
Other Operating Income/(Expenses) of Insurance Operations	(30)	(36)	6	-17.2%
Underwriting Margin	956	977	(21)	-2.2%
Result from Insurance, Pension Plan and Capitalization	1,193	1,151	42	3.7%
Managerial Financial Margin	543	326	217	66.5%
Service Fees	467	427	40	9.4%
Non-interest Expenses	(659)	(645)	(14)	2.1%
Tax Expenses for ISS, PIS and Cofins and other taxes	(114)	(95)	(19)	19.5%
Other Operating Income/(Expenses)	(8)	10	(18)	-
Income before Tax and Minority Interests	1,422	1,173	249	21.2%
Income Tax/Social Contribution and Minority Interests	(542)	(440)	(102)	23.1%
Recurring Net Income	880	733	147	20.1%
Recurring Return on Allocated Capital	78.7%	69.1%		960 bps
Efficiency Ratio (ER)	30.8%	33.2%		-240 bps

Note: Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.

In the third quarter of 2014, we kept our focus on the bancassurrance model, offering mass-market life and property insurance products, pension plan and capitalization. In this model, the products are offered in synergy with many channels of the bank, such as retail channels - branch network, partnership with retailers, credit card clients, real estate and vehicle financing -and, also, in the wholesale channel. This operation has a larger margin and lower volatility, with the generation of a result without the implication of credit risk, making this a strategic service and increasingly more relevant in the diversification of revenues for the conglomerate.

We also continued to concentrate efforts in the exploration, with agility and efficiency, of the proper distribution channels, after an extensive work to simplify the portfolio and processes so that the products offered to clients could be more transparent and adequate to their needs. Additionally, with a focus on more efficient processes, the quality of our services improved significantly, culminating in an increase of 12.3 percentage points in the retention of policyholders when we compare September 2014 to the same month of 2013.

We operate in selected markets, focused on profitability. Aimed at reaching a higher number of potential clients, we continue to increase our offer of products in digital channels. The increase of sales in these low-cost channels generated positive impacts on the result of the insurance operations. On the Internet, the number of items sold grew 165.0% in the same period with an increasingly relevant share of the Virtual Insurance Store, an innovative initiative in the bank insurance market. In ATMs alone, the total items sold more than doubled in the comparison between the third quarter of 2014 and the same period of the previous year.

Recurring Net Income

In the third quarter of 2014, recurring net income from Insurance, Pension Plan and Capitalization totaled R$880 million, a 20.1% increase when compared to the previous quarter, mainly driven by the increase in the managerial financial margin as a result of the early termination of the agreement between Itaú Seguros S.A. and Via Varejo, in earned premiums and in result of the pension plan and capitalization operations.

When compared to the same period of the previous year, recurring net income grew 50.8%, mainly due to the increase in earned premiums, in the result of the pension plan and capitalization operations and in the managerial financial margin.

The return on allocated capital reached 78.7% in the quarter, an increase of 960 basis points when compared to the second quarter of 2014.

Composition of Recurring Net Income of Insurance, Pension Plan and Capitalization

In the third quarter of 2014, we highlight the Insurance subsegment, which represents 67.4% of the recurring net income. This quarter, the Pension Plan subsegment increased 270 basis points in relation to the previous quarter, representing 23.1% of the recurring net income.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 58

Insurance, Pension Plan & Capitalization

Efficiency Ratio

In the third quarter, the efficiency ratio, in the full concept (which includes all expenses), reached 30.8%, a decrease of 240 basis points from the previous quarter, mainly influenced by the increase in the managerial financial margin, in earned premiums and in the result of the pension plan and capitalization operations.

The risk-adjusted efficiency ratio, which adds to the formula the impacts of risk portions associated with the Insurance operations, was 60.3% in the third quarter, a decrease of 330 basis points when compared to the second quarter of 2014, due to the same factors that impacted the efficiency ratio.

(*) Net of Tax expenses for ISS, PIS and Cofins and Other

Pro Forma Insurance, Pension Plan and Capitalization Balance Sheet

The Balance Sheet of the Insurance, Pension Plan and Capitalization operations is presented below. On September 30, 2014, total assets amounted to R$123.4 billion, an increase of R$5,282 million from the end of the second quarter of 2014.

Technical provisions totaled R$115.9 billion, a 4.1% increase from the previous quarter, mainly due to the increase in the technical provisions of the VGBL product.

R$ million

									Variation
									Sep 30,14 -
	Sep 30,14				Jun 30,14				Jun 30,14
	Insurance	Pension Plan	Capitalization	Total	Insurance	Pension Plan	Capitalization	Total	Total
Assets
Current and Long-Term Assets
Securities	9,894	100,978	3,108	113,980	10,022	96,856	3,096	109,974	4,006	3.6%
Other Assets (mainly receivables from insurance)	9,455	-	-	9,455	8,179	-	-	8,179	1,276	15.6%
Total Assets	19,349	100,978	3,108	123,435	18,201	96,856	3,096	118,153	5,282	4.5%

Liabilities and Equity
Current and Long – Term Liabilities	15,757	99,947	3,038	118,742	15,019	95,847	3,034	113,899	4,842	4.3%
Technical Provisions – Insurance	12,792	-	-	12,792	12,339	-	-	12,339	453	3.7%
Technical Provisions – Pension Plans and VGBL	519	99,505	-	100,024	513	95,415	-	95,928	4,096	4.3%
Technical Provisions – Capitalization	47	-	3,008	3,055	39	-	3,007	3,045	10	0.3%
Other Liabilities	2,399	442	30	2,871	2,128	432	27	2,587	284	11.0%
Allocated Tier I Capital	3,592	1,031	70	4,693	3,182	1,009	62	4,253	440	10.3%
Total Liabilities and Equity	19,349	100,978	3,108	123,435	18,201	96,856	3,096	118,153	5,282	4.5%

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 59

Insurance

The figures presented in this section are part of Itaú Unibanco insurance operations and proportionally include the results of the association with Porto Seguro.

Pro Forma Recurring Income Statement of Insurance Segment

			R$ million
			Variation
	3Q14	2Q14	3Q14 - 2Q14
Earned Premiums	2,491	2,418	74	3.1%
Retained Claims	(1,038)	(971)	(67)	6.9%
Selling Expenses	(446)	(425)	(21)	5.1%
Other Operating Income/(Expenses) of Insurance Operations	(30)	(36)	6	-17.2%
Underwriting Margin	977	986	(9)	-0.9%
Managerial Financial Margin	393	231	162	69.8%
Service Fees	163	153	10	6.5%
Non-interest Expenses	(485)	(493)	8	-1.6%
Tax Expenses for ISS, PIS and Cofins and other taxes	(87)	(72)	(14)	19.7%
Other Operating Income/(Expenses)	(8)	10	(18)	-
Income before Tax and Minority Interests	953	815	138	17.0%
Income Tax/Social Contribution and Minority Interests	(360)	(303)	(57)	18.8%
Recurring Net Income	593	512	81	15.9%

Recurring Return on Allocated Capital	70.1%	64.5%		560	bps
Efficiency Ratio (ER)	31.9%	34.0%		-210	bps

After comprehensive work to simplify the portfolio and processes so that the products offered to clients could be more transparent and more in line with their needs, we continue to focus on effectively and efficiently using our own distribution channels.

In the eight months to August 2014, our earned premiums market share, taking into consideration our 30% interest in Porto Seguro, reached 12.1% (*), based on information disclosed by SUSEP (Superintendency of Private Insurance, which regulates all insurance lines, except for Health Insurance, which is regulated by ANS, the National Health Agency).

In the third quarter of 2014, recurring net income from Insurance operations was R$593 million, mainly driven by the increase in the managerial financial margin as a result of the early termination of the agreement between Itaú Seguros S.A. and Via Varejo and in earned premiums.

(*) Last available data.

Evolution of Net Income

Evolution of the Composition of Earned Premiums

Note: The chart does not include the Itauseg Saúde company and the proportional consolidation of our 30% interest in Porto Seguro. The category of Life and Personal Accidents considers all insurance of people.

In the third quarter of 2014, earned premiums reached R$1,586 million, excluding our 30% interest in Porto Seguro, an increase of 3.5% when compared to the previous quarter due to higher revenues from the Life and Personal Accidents products. Taking into consideration our 30% interest in Porto Seguro, earned premiums totaled R$2,491, an increase of 3.1% in relation to the second quarter of 2014.

The consolidated underwriting margin amounted to R$779 million in the third quarter of 2014, excluding our 30% interest in Porto Seguro, a decrease of 3.4% when compared to the previous quarter mainly influenced by the increase in retained claims of the Large Risks and Life and Personal Accidents products. If the health insurance line was disregarded, the underwriting margin would have totaled R$797 million.

This quarter, the ratio of underwriting margin to earned premiums, excluding the health insurance line and our 30% interest in Porto Seguro, reached 51.3%, a decrease of 300 basis points from the previous period.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 60

Insurance

Evolution of the Composition of Retained Claims

Note: The chart does not include the Itauseg Saúde company and the proportional consolidation of our 30% interest in Porto Seguro. The category of Life and Personal Accidents considers all insurance of people.

In the third quarter of 2014, retained claims amounted to R$539 million, excluding our 30% interest in Porto Seguro, and increased 14.1% when compared to the previous quarter, mainly influenced by the Large Risks and Life and Personal Accidents products.

Composition of Earned Premiums - Life

Note: The chart does not include the proportional consolidation of our 30% interest in Porto Seguro. The category of Life considers all insurance of people.

Combined Ratio

Note: The combined ratio is the sum of the following ratios: retained claims/ earned premiums, selling expenses/earned premiums and administrative expenses and other operating income and expenses /earned premiums.

Note: The chart does not include the Itauseg Saúde company and the proportional consolidation of our 30% interest in Porto Seguro.

The combined ratio, which reflects the operating cost efficiency in relation to income from earned premiums, reached 70.3% in the period, an increase of 200 basis points from the previous quarter due to the increase in retained claims.

Extended Combined Ratio

Note: The extended combined ratio is the sum of retained claims (+) selling expenses (+) administrative expenses (+) other operating income and expenses divided by earned premiums (+) managerial financial margin (+) service fees.

Note: The chart does not include the Itauseg Saúde company and the proportional consolidation of our 30% interest in Porto Seguro.

The extended combined ratio, which reflects the efficiency of the operating expenses in relation to income from earned premiums, the managerial financial margin and banking service fees, reached 56.7%, in the third quarter of 2014, a decrease of 340 basis points when compared to the previous quarter, influenced by same factors that impacted the combined ratio, in addition to the early termination of the agreement between Itaú Seguros S.A. and Via Varejo that took place in the quarter.

Insurance Technical Provisions

On September 30, 2014, the technical provisions for insurance amounted to R$10,460 million, a growth of 4.3% when compared to the previous quarter and of 7.4% when compared to the same period of the previous year.

Note: The chart does not include the proportional consolidation of our 30% interest in Porto Seguro.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 61

Pension Plan

Pro Forma Recurring Income Statement of Pension Plan Segment

			R$ million
			Variation
	3Q14	2Q14	3Q14 - 2Q14
Result of Pension Plan	88	48	40	82.6%
Retained Claims	(20)	(8)	(12)	145.2%
Selling Expenses	(1)	(0)	-	-
Result from Insurance, Pension Plan and Capitalization	67	39	28	70.0%
Managerial Financial Margin	88	40	48	121.4%
Service Fees	304	274	30	11.0%
Non-interest Expenses	(111)	(97)	(14)	13.9%
Tax Expenses for ISS, PIS and Cofins and other taxes	(19)	(16)	(3)	19.5%
Income before Tax and Minority Interests	330	240	90	37.3%
Income Tax/Social Contribution and Minority Interests	(127)	(91)	(36)	40.1%
Recurring Net Income	203	150	53	35.6%

Recurring Return on Allocated Capital	79.7%	59.5%		2,020	bps
Efficiency Ratio (ER)	24.1%	28.2%		-410	bps

Product innovation has played a significant role in the sustainable growth of our pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate customers, keeping a close relationship with the human resources departments and adopting a communication strategy designed for the financial education of their employees.

According to the National Federation of Pension and Life Insurance (FENAPREVI), in August 2014 our market share in total technical provisions was 24.6%, whereas the market share in plans for individuals was 25.1%, decreases of 10 and 20 basis points when compared to the same period of the previous year.

The Pension Plan subsegment’s recurring net income totaled R$203 million, a 35.6% increase from the previous quarter, due to the increase in the result of pension plan operations, in the managerial financial margin and in service fees.

Evolution of Total and Net Contributions to Pension Plan

In the quarter, contributions to pension plan totaled R$4,683 million, a 2.9% increase from the second quarter of 2014, mainly influenced by contributions from individuals. Net contributions for the third quarter reached R$2,236 million.

Composition of Total Contributions

In the third quarter of 2014, total contributions to pension plans for individuals increased 4.1% when compared to the previous quarter. Total contributions to pension plan for companies totaled R$373 million in the period, a decrease of 9.1% when compared to the second quarter of 2014.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 62

Pension Plan & Capitalization

Pension Plan Technical Provisions and Administration Fees

On September 30, 2014, technical provisions for pension plan totaled R$99,505 million, an increase of 4.3% and of 15.7% when compared to June 30, 2014 and to the same period of the previous year, respectively.

Revenues from administration fees totaled R$304 million in the third quarter of 2014, an 11.0% increase when compared to the second quarter.

Note: The charts do not include the proportional consolidation of our 30% interest in Porto Seguro.

Evolution of Redemption Rate

The redemption rate, which represents the ratio between redemptions and the balance of the technical provisions for pension plan, reached 2.5%, an increase of 20 basis points from the previous quarter.

Note: The charts do not include the proportional consolidation of our 30% interest in Porto Seguro.

Capitalization

Pro Forma Capitalization Recurring Income Statement

			R$ million
			Variation
	3Q14	2Q14	3Q14 - 2Q14
Result of Capitalization	149	125	23	18.6%
Managerial Financial Margin	61	55	7	12.4%
Non-interest Expenses	(63)	(55)	(8)	14.2%
Tax Expenses for ISS, PIS and Cofins and other taxes	(8)	(7)	(1)	16.5%
Income before Tax and Minority Interests	139	118	21	17.8%
Income Tax/Social Contribution and Minority Interests	(55)	(47)	(8)	17.9%
Recurring Net Income	84	71	13	17.7%

Retorno Recorrente sobre o Capital Alocado	506.7%	464.4%	4,230	bps
Índice de Eficiência (IE)	31.0%	31.7%	-70	bps

The PIC Capitalization Certificate product is targeted at clients that like to compete for prizes. It can be purchased through a single or monthly payment, in accordance with the profile and segment of each customer. At the end of the third quarter of 2014, the capitalization business had 15.1 million certificates issued.

In the period between January and September 2014, 2,412 clients received prizes in the aggregate amount of R$54.5 million.

In August 2014, we signed a partnership agreement with the Ayrton Senna Institute. Part of the amount related to the administration fees for contracting the PIC Capitalization Certificate is transferred to educational projects of the Institute.

The Capitalization subsegment’s recurring net income totaled R$84 million, a 17.7% increase from the previous quarter, primarily impacted by the increase in the result of capitalization operations and in the managerial financial margin.

Capitalization Technical Provisions

On September 30, 2014, the technical provisions for capitalization reached R$3,008 million, practically stable in relation to the second quarter of 2014 and up 0.5% from the same period of the previous year.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 63

Activities Abroad

International Presence

(1) In pre-operational phase — awaiting local regulatory approvals.

We are present in 18 countries outside Brazil, seven of which are in Latin America.

In Argentina, Chile, Paraguay and Uruguay, we serve the retail banking, companies, corporate and treasury areas, with main focus on commercial banking. In Mexico, we are taking the first steps to open a brokerage company. We also have an Itaú BBA representation office in Peru, and we are gradually intensifying our presence in Colombia through our corporate and investment bank.

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong, Shanghai and Tokyo). These are operations that mainly serve institutional, investment, corporate and private banking clients.

Information about our international operations (including results and assets and liabilities of our foreign branches) is presented below:

International Units’ Highlights

				R$ million (except as indicated)
Income Statement				Variation
	3Q14	2Q14	3Q13	3Q14 - 2Q14	3Q14 - 3Q13
Recurring Net Income	776	582	514	33.4%	50.9%
Operating Revenues	1,836	1,587	1,589	15.7%	15.6%
Financial Margin	1,359	1,137	1,137	19.5%	19.5%

Balance Sheet				Variation
	Sep 30,14	Jun 30, 14	Sep 30, 13	Sep 30, 14 - Jun 30, 14	Sep 30, 14 - Sep 30, 13
Total Assets	277,486	245,874	241,417	12.9%	14.9%
Securities and Derivative Financial Instruments	63,586	62,902	69,358	1.1%	-8.3%
Loans, Leases and Other Loan Operations	134,324	110,673	86,511	21.4%	55.3%
(Allowance for Loan Losses)	(1,902)	(1,630)	(1,598)	16.7%	19.0%
Deposits	95,387	92,033	73,355	3.6%	30.0%
Stockholders' Equity	39,807	35,293	26,799	12.8%	48.5%

Employees Abroad

International Service Network

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 65

Activities Abroad

Latin America

Our operations in Latin America are mainly focused on commercial banking, which is concentrated in the Southern Cone (Argentina, Chile, Paraguay and Uruguay), but also include Colombia in investment banking and corporate operations, and Peru in corporate operations through a representation office. In Mexico we are in the initial phase of opening a brokerage company.

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies. We have expanded our business in the region in a sustainable way over the past years and our priority now is to gain economies of scale, maintain a strong relationship with the local retail market and strengthen our footprint with local companies.

In October 2014, Central Bank of Brazil approved the interest that Itaú Unibanco will hold in the merger of the operations of Banco Itaú Chile and CorpBanca in Chile, and in the other jurisdictions in which CorpBanca operates. This merger is subject to the regulatory approvals in Chile, Colombia, Panama, and from the stakeholders of both institutions.

The transaction creates an important platform for expansion and search for new business in the region. In Chile, it will allow us to move from the 7th to the 4th position in the ranking of the largest private banks in terms of loans.

Operation in Latin America

Income Statement | Latin America (1)

			R$ million
			Variation
	3Q14	2Q14	3Q14 - 2Q14
Operating Revenues	1,085	887	22.3%
Financial Margin	749	575	30.4%
Banking Service Fees and Income from Banking Charges	312	285	9.6%
Other Income	24	28	-13.6%
Loans and Retained Claims Losses net of Recovery	(90)	(95)	-5.2%
Non-Interest Expenses	(567)	(557)	1.8%
Income Before Tax and Profit Sharing	428	235	82.1%
Income Tax and Social Contribution	(68)	(46)	46.9%
Profit Sharing	(6)	(3)	103.0%
Recurring Net Income	354	186	90.5%
Return on Average Equity - Annualized	20.2%	11.5%	870 bps
Return on Average Assets - Annualized	2.7%	1.5%	120 bps
Efficiency Ratio	52.2%	62.8%	-1,050 bps

Net income for the third quarter of 2014 amounted to R$354 million, corresponding to a 90.5% increase when compared to the previous quarter. The financial margin increased 30.4% in the quarter (or 30.6% in current currency²), mainly due to the results from derivatives in Argentina and foreign exchange operations in Paraguay and Chile, and to the sale of the student loan portfolio in Chile in September 2014 (impact of R$38.6 million). Banking service fees increased 9.6% (or 10.2% in current currency²) in the quarter, mainly due to revenues from credit cards and foreign exchange operations in Uruguay. In Paraguay, the highlight is the increase of commissions of credit cards, related to cards issuance, collection management and insurance.

Loans and retained claim losses, net of recovery, decreased 5.2% (or 4.3% in current currency²) when compared to June 2014, mainly due to the decrease in the default level in the retail banking in Argentina.

Non-interest expenses increased 1.8% (or 2.2% in current currency²) in the quarter.

(1)	It includes our operations in Argentina, Chile, Paraguay, Uruguay, Colombia and Mexico.
(2)	Current currency for 09/30/14. The elimination of the exchange rate variation impact was obtained by applying the average exchange rate of September 2014 to all periods.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 66

Activities Abroad

Balance Sheet | Latin America (1)

			R$ million
			Variation
	Sep 30, 14	Jun 30, 14	Sep 30, 14 – Jun 30, 14
Assets
Current and Long-Term Assets	54,361	49,548	9.7%
Cash and Cash Equivalents	3,719	3,050	21.9%
Short-Term Interbank Investments	2,491	2,340	6.4%
Securities and Derivative Financial Instruments	5,298	4,560	16.2%
Interbank and Interbranch Accounts	4,084	3,855	5.9%
Loans, Leases and Other Loan Operations	37,063	34,496	7.4%
(Allowance for Loan Losses)	(769)	(701)	9.7%
Other Assets	2,475	1,946	27.1%
Permanent Assets	707	600	17.8%
Total Assets	55,068	50,148	9.8%
Liabilities and Equity
Current and Long-Term Liabilities	47,617	43,597	9.2%
Deposits	34,650	31,610	9.6%
Deposits Received under Securities Repurchase Agreements	327	461	-29.2%
Funds from Acceptances and Issue of Securities	3,895	3,764	3.5%
Interbank and Interbranch Accounts	341	321	6.1%
Borrowings and Onlendings	2,873	2,513	14.3%
Derivative Financial Instruments	1,151	778	47.9%
Foreign Exchange Portfolio	853	942	-9.4%
Other Liabilities	3,476	3,162	9.9%
Technical Provisions for Insurance, Pension Plans and Capitalization	50	45	12.9%
Deferred Income	3	3	-5.0%
Stockholders' Equity	7,449	6,548	13.8%
Total Liabilities and Equity	55,068	50,148	9.8%

Assets(1)

Our assets totaled R$55.1 billion in September 2014, an increase of 9.8% (or 5.6% in current currency2) when compared to June 2014. Of these total assets, 58.1% are in Chile, which recorded an increase of 9.5% (or 6.4% in current currency2) in the quarter.

Asset Evolution

Breakdown of Assets

Loan Portfolio (1)

The total loan portfolio increased 7.4% (or 3.4% in current currency2) when compared to June 2014, to R$37.1 billion. This increase is mainly explained by the growth of the loan portfolio in Chile, which corresponds to 66.8% of the total loan portfolio in the region, and increased 6.7% (or 3.7% in current currency2) in the quarter.

(1)  It includes our operations in Argentina, Chile, Paraguay, Uruguay, Colombia and Mexico.

(2)  Current currency for 09/30/14. The elimination of the exchange rate variation impact was obtained by applying the average PTAX exchange rate of September 2014 to all periods.

Loan Portfolio Evolution

Loan Portfolio by Country and Segment | September, 2014

Loan Portfolio by Country - Composition

Individual Loan Balances – Composition

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 67

Activities Abroad

Argentina

Total assets in Argentina totaled R$4.4 billion, in line with June 2014. When compared to September 2013, total assets recorded a decrease of 13.0% (or an increase of 15.8% in current currency¹). The loan portfolio reached R$3.1 billion, an increase of 3.0% (or a decrease of 3.6% in current currency¹) when compared to June 2014 and a reduction of 16.8% (or an increase of 10.8% in current currency¹) when compared to the same period of 2013.

Net income was R$52 million in the third quarter of 2014, an increase of 151.5% when compared to the previous quarter (or 153.4% in current currency¹), mainly due to the performance recorded in derivatives and demand and time deposits.

Loan Portfolio Evolution | Argentina

Income Statement | Argentina

			R$ million
			Variation
	3Q14	2Q14	3Q14 - 2Q14
Operating Revenues	250	207	20.5%
Financial Margin	166	138	20.1%
Banking Service Fees and Income from Banking Charges	72	68	5.2%
Other Income	12	1	902.0%
Loans and Retained Claims Losses net of Recovery	(15)	(19)	-23.5%
Non-Interest Expenses	(156)	(151)	3.4%
Income Before Tax and Profit Sharing	79	37	111.9%
Income Tax and Social Contribution	(25)	(15)	67.6%
Profit Sharing	(2)	(2)	25.7%
Recurring Net Income	52	21	151.5%
Return on Average Equity - Annualized	42.8%	18.6%	2,410	bps
Return on Average Assets - Annualized	4.8%	1.9%	290	bps
Efficiency Ratio	62.4%	72.7%	-1,030	bps

Chile

Our business in Chile is mainly focused on retail and high-income clients, in addition to operations in the companies and corporate segments. Currently, we occupy a prominent position in wealth management and, among the major banks in the country, we have the fastest growing loan portfolio (data provided by SBIF - Superintendency of Banks and Financial Institutions, August 2014). The company “Itaú Administradora General de Fondos”, a subsidiary of Banco Itaú Chile, won two Morningstar 2014 awards, as the best fixed income asset manager and best fixed income mutual fund in Latin America.

Total assets in Chile totaled R$32.0 billion in September 2014, an increase of 9.5% (or 6.4% in current currency1) in the quarter, and 9.5% (or 18.0% in current currency1) in the year. The loan portfolio in September 2014 reached R$24.8 billion, an increase of 6.7% (or 3.7% in current currency1) in the quarter and of 9.3% (or 17.9% in current currency1) from September 2013, due to the growth of the local economy and increase in the loan portfolio. The individuals loan portfolio in Chile represents 71.6% of our operations with individuals in Latin America (ex-Brazil) and 64.6% of this portfolio involves mortgage loans. The companies loan portfolio in Chile accounts for 63.9% of the companies portfolio in Latin America (ex-Brazil).

Stockholders’ equity in September 2014 totaled R$4.2 billion and net income in the quarter was R$100 million, and the highlights were the sale of the student loan portfolio and the foreign exchange operations.

Loan Portfolio Evolution | Chile

Income Statement | Chile

			R$ million
			Variation
	3Q14	2Q14	3Q14 - 2Q14
Operating Revenues	356	297	19.7%
Financial Margin	274	206	32.7%
Banking Service Fees and Income from Banking Charges	68	68	0.1%
Other Income	13	22	-40.3%
Loans and Retained Claims Losses net of Recovery	(60)	(54)	11.4%
Non-Interest Expenses	(175)	(174)	0.6%
Income Before Tax and Profit Sharing	121	70	73.6%
Income Tax and Social Contribution	(21)	(8)	151.4%
Recurring Net Income	100	61	63.0%
Return on Average Equity - Annualized	10.1%	6.8%	330	bps
Return on Average Assets - Annualized	1.3%	0.8%	50	bps
Efficiency Ratio	49.2%	58.5%	-930	bps

(1) Current currency for 09/30/14. The elimination of the exchange rate variation impact was obtained by applying the average PTAX exchange rate of September 2014 to all periods.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 68

Activities Abroad

Paraguay

Our strategy for the commercial banking (retail) and companies segments during the last years resulted in a significant increase in the local market share. We are the leading player in the credit card segment and hold the first position among the banks in Paraguay regarding results, return on average equity and efficiency ratio (data provided by the Central Bank of Paraguay, September 2014).

We were recognized as the best bank in Paraguay by the Global Finance magazine in 2011, 2012, 2013 and 2014, and were also recognized by The Banker and Euromoney magazines in this year.

Our assets totaled R$7.8 billion, an increase of 13.3% (or 4.2% in current currency1) when compared to June 2014, and 27.6% (or 17.8% in current currency1) when compared to the same period of the previous year. This growth is mainly explained by the growth of the loan portfolio, which reached R$4.6 billion and increased 15.1% (or 5.8% in current currency1) in the quarter and 29.7% (or 19.7% in current currency1) when compared to the same period of the previous year. This growth is explained by bank penetration increase in the local market.

Stockholders’ equity totaled R$1.1 billion and net income was R$89 million in the quarter.

Loan Portfolio Evolution | Paraguay

Income Statement | Paraguay

			R$ million
			Variation
	3Q14	2Q14	3Q14 - 2Q14
Operating Revenues	178	159	12.2%
Financial Margin	130	109	18.8%
Banking Service Fees and Income from Banking Charges	55	43	28.3%
Other Income	(6)	7	-192.1%
Loans and Retained Claims Losses net of Recovery	(9)	(8)	7.3%
Non-Interest Expenses	(72)	(72)	-1.0%
Income Before Tax and Profit Sharing	98	78	25.0%
Income Tax and Social Contribution	(9)	(6)	46.2%
Recurring Net Income	89	72	23.3%
Return on Average Equity - Annualized	35.1%	31.3%	380	bps
Return on Average Assets - Annualized	4.9%	4.2%	60	bps
Efficiency Ratio	40.2%	45.6%	-540	bps

Uruguay

We are the third largest private bank in Uruguay in terms of loan portfolio market share (data provided by the Central Bank of Uruguay - BCU) and were recognized as the best bank in Uruguay by the Euromoney magazine. We are the leading player in the credit card segment through our credit card operator OCA. With the purpose of maintaining this pace of growth and local penetration, as previously disclosed, we purchased the retail operations of Citibank in Uruguay as well as their Visa, Mastercard and Diners credit card operations.

Our assets totaled R$10.3 billion, an increase of 12.6% (or 9.6% in current currency1) when compared to June 2014, and an increase of 27.7% (or 31.8% in current currency1) when compared to September 2013, due to the increase in loan operations and interbank accounts (reserve requirement). The loan portfolio reached R$4.4 billion, an increase of 7.7% (or 4.8% in current currency1) in the quarter and of 22.8% (or 26.8% in current currency1) when compared to the same period of 2013, mainly due to the higher volume of loans to the agribusiness segment, services in foreign currency and to the increase in the volume of credit card operations.

Net income for the third quarter of 2014 was R$124 million and stockholders’ equity reached R$1.1 billion.

Loan Portfolio Evolution | Uruguay

Income Statement | Uruguay

			R$ million
			Variation
	3Q14	2Q14	3Q14 - 2Q14
Operating Revenues	288	214	34.9%
Financial Margin	175	116	51.3%
Banking Service Fees and Income from Banking Charges	112	97	15.2%
Other Income	1	1	48.9%
Loans and Retained Claims Losses net of Recovery	(7)	(10)	-28.2%
Non-Interest Expenses	(143)	(141)	1.3%
Income Before Tax and Profit Sharing	139	63	119.1%
Income Tax and Social Contribution	(13)	(17)	-22.5%
Profit Sharing	(2)	(1)	73.3%
Recurring Net Income	124	45	172.6%
Return on Average Equity - Annualized	46.9%	18.4%	2,850	bps
Return on Average Assets - Annualized	5.1%	2.0%	310	bps
Efficiency Ratio	49.5%	65.9%	-1,640	bps

(1) Current currency for 09/30/14. The elimination of the exchange rate variation impact was obtained by applying the PTAX exchange rate of September 2014 to all periods.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 69

Activities Abroad

Colombia

Our presence in Colombia is increasing and we aim to be one of the three main investment and wholesale banks in the next five years. The segments evaluated as the most attractive are mining, energy, oil, gas, and infrastructure-related areas.

In addition, as from the merger of operations with CorpBanca we will enter the financial retail market in Colombia, which shows economic stability, with high growth rates and low inflation.

In September 2014, the loan portfolio totaled R$185.5 million, an increase of 4.9% (or 1.5% in current currency1) when compared to June 2014 and of 134.5% (or 125.8% in current currency1) when compared to the same period of 2013.

Peru

In Peru, we have a representation office and are considering increasing our activities in corporate and investment banking, following the same strategy as in Colombia, so as to take advantage of the growth experienced by this country.

Mexico

In October 2014, the Central Bank of Brazil approved the opening of a brokerage company in Mexico. We are currently awaiting the approval of the local regulatory authorities.

Itaú BBA International

Our banking activities held under the corporate structure of Itaú BBA International are mainly focused on two business segments:

· Corporate & Investment Banking: Headquartered in the United Kingdom and with business platforms in several cities in Europe, we meet the financial needs of companies with international presence and operations, with focus on operations related to financing and investment relationships between companies in Latin America and Europe. The services offered include the origination of structured financing, hedging, trade financing and advisory to both European companies investing in Latin America and Latin American companies investing overseas.

· Private Banking: Under the corporate structure of Banco Itaú BBA International, we manage private banking activities in Miami and Switzerland, offering specialized financial products and services to high networth Latin American clients.

The information on our operations consolidated in Banco Itaú BBA International is presented below:

Balance Sheet | Itaú BBA International

			R$ million
			Variation
	Sep 30, 14	Jun 30, 14	Sep 30,14 - Jun 30, 14
Assets
Current and Long-Term Assets	21,354	18,627	14.6%
Cash and Cash Equivalents	792	525	51.0%
Short-Term Interbank Investments	4,117	2,899	42.0%
Securities and Derivative Financial Instruments	2,913	2,620	11.2%
Loans, Lease and Other Loan Operations	10,219	9,411	8.6%
(Allowance for Loan Losses)	(1)	(24)	-97.1%
Other Assets	3,314	3,196	3.7%
Permanent Assets	153	147	4.1%
Total Assets	21,507	18,774	14.6%
Liabilities and Equity
Current and Long-Term Liabilities	18,963	16,524	14.8%
Deposits	8,455	7,240	16.8%
Deposits Received under Securities Repurchase Agreements	228	-	-
Funds from Acceptances and Issue of Securities	5,568	4,809	15.8%
Interbank and Interbranch Accounts	1	1	44.1%
Borrowings and Onlendings	622	606	2.8%
Derivative Financial Instruments	778	601	29.4%
Foreign Exchange Portfolio	2,946	2,990	-1.5%
Other Liabilities	364	277	31.5%
Deferred Income	38	29	28.7%
Stockholders' Equity	2,507	2,221	12.9%
Total Liabilities and Equity	21,507	18,774	14.6%

In September 2014, the consolidated assets of Itaú BBA International totaled R$21.5 billion, an increase of 14.6% (or 2.9% in current currency¹) when compared to June 2014. We highlight an increase of 42.0% (or 27.6% in current currency¹) in short-term interbank investments, mainly due to the increase in repurchase agreements.

(1) Current currency for 09/30/14. The elimination of the exchange rate variation impact was obtained by applying the PTAX exchange rate of September 2014 to all periods.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 70

Activities Abroad

Itaú Private Bank International

Itaú Private Bank International is the unit responsible for our wealth management services within our offshore platforms, focused on Latin American families with at least US$1 million in assets available for investments. Our relationship managers are based in Brazil, Miami, Zurich, Santiago de Chile, Montevideo and Asuncion.

Through our service platform, we offer our clients access to global markets and to a diverse range of financial services and asset management, as well as advice on economy and strategy by our team of specialists. Our offering includes, among other services, negotiation and administration of securities, financial instruments, wealth advisory and credit, through our open architecture model, which allows us to offer our clients the best investment alternatives in the market.

Our complete portfolio of banking and investment solutions is offered through our platforms in Miami (Banco Itaú International) and Zurich (Banco Itaú Suisse S.A.), all of which established exclusively for private banking activities. Our platform in the Caribbean, which includes units in Nassau (Itaú Bank & Trust Bahamas Ltd.) and George Town (Itaú Bank & Trust Cayman Ltd.), incorporated under legal systems based on common law, offers sophisticated fiduciary services including structuring of trusts and companies offshore.

In the beginning of August 2014, we acquired 100% of the controlling interest of MCC (Munita, Cruzat y Claro) after the partnership started in 2011. MCC has been in the Chilean market for more than 30 years with an outstanding performance in the wealth management segment.

In 2014, we appeared in the main international publications due to our outstanding performance in Private Banking. We were elected the Best Private Bank for Innovation and Best Private Bank in Brazil by PWM/The Banker (a publication of the Financial Times), recognized as the Outstanding Global Private Bank - Latin America at the award promoted by the Private Bank International, and were awarded as the Best Private Banking Services Overall in Brazil and Best Private Banking Services Overall in Paraguay by the Euromoney Private Bank Survey .

Products and Services for International Institutional Clients

We also provide our international institutional clients with a broad range of products and services, such as asset management, custody, alternative investment products, equities, fixed-income and treasury. Our clients are served by professionals based in New York, London, Hong Kong, Tokyo and Dubai, as well as by our specialized product teams in Latin America.

Management Discussion & Analysis	Itaú Unibanco Holding S.A. 71

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of September 30, 2014, on which we issued a report without exceptions dated November 3, 2014, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the three month period ended September 30, 2014.

Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at September 30, 2014, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, November 3, 2014

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditors Independents	Contador CRC 1SP172940/0-6
CRC 2SP000160/0-5

2

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com/br

MANAGEMENT REPORT – January to September 2014

To our Stockholders

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the period from January to September 2014, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension (PREVIC).

The information included in this material is available on the Investor Relations’ website of Itaú Unibanco: (www.itau.com.br/investor-relations > Financial Information). Our results may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (APP).

1)	HIGHLIGHTS

1.1)	Corporate Events

Bancassurance – reaffirming our strategy of operating under the bancassurance model, focused on the sale of massive personal and property insurance, typically related to banking retail with our clients, we announce:

▪	the sale of our major risks operations to the ACE group, consummated on October 31, 2014, after receiving regulatory approvals. We estimate that this operation has an accounting effect on our income before taxes of R$1.1 billion.
▪	the termination of the operating agreements for the offer of extended warranty insurance in the “Ponto Frio” and “Casas Bahia” stores by our subsidiary Itaú Seguros S.A., in October, by Via Varejo S.A., which paid the cash amount of R$584 million, chiefly in association with the restitution of duly adjusted amounts disbursed under said agreements. This termination will not have significant impacts on our accounting results.

Munita, Cruzat & Claro – in August 2014, we expanded the joint venture agreement entered into in 2011 with Munita, Cruzat & Claro S.A. Corredores de Bolsa and MCC Securities Inc. (MCC), reaching a 100% interest in MCC. Integration, through Itaú Private Bank, will be focused on continuing the relationship with clients. With this movement, we reaffirm our commitment to the Chilean market and the vision of being the largest private bank in the Latin American market.

1.2) Approval by the Regulatory Bodies

In October 2014, BACEN approved the interest that Itaú Unibanco will hold in the merger of the operations of Banco Itaú Chile and CorpBanca in Chile, and in the other jurisdictions in which CorpBanca operates. This merger is subject to the regulatory approvals in Chile, Colombia, Panama, and from the stakeholders of both institutions.

On October 23, 2014 the General Superintendence of CADE (Administrative Council for Economic Defense) approved TecBan Shareholders’ Agreement, and there is no other regulatory approval pending. This agreement establishes that the signatories will replace, within up to 4 years, part of their external network of Automatic Teller Machines (ATMs) for Banco24Horas Network ATMs, managed by TecBan.

1.3) Technology

Our digital channels (internet and mobile banking) account for 60% of the volume of transactions carried out by our clients in the 2014 year-to-date. Keeping the constant improvement and development of these channels, we have made available to our clients:

▪	App Itaucard: the new version offers consultation and forwarding of barcodes to pay invoices by SMS or email, in addition to access to invoices for the last 12 months;
▪	App Itaú Empresas: redesigned and with new functionalities, we point out the payment of accounts by barcode reader and the inclusion of payment authorization. With easier access, the operator code reminder permits consultation and forwarding evidences of transactions by email.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	74

1.4) Awards and Recognition

In the period, we won significant recognition in the market, such as:

Prêmio de Ouvidorias Brasil 2014 (2014 Brazil ombudsman offices award) – in July 2014, we were recognized for having one of the ten best ombudsman offices in Brazil. The award is an initiative of the Consumidor Moderno magazine, and assesses the best ombudsman office cases, implemented focused on innovation, meeting the criteria of performance, governance, alliances, integration and social responsibility.

Valor 1000 (Value 1000) – in August 2014, we ranked first in the categories “Highest stockholders’ equity” and “Best operating income without equity in results” in the financial area ranking. Prepared by the Valor Econômico newspaper, the yearly issue analyzes balance sheets under IFRS for the previous year of the one thousand largest companies in Brazil in terms of net revenue.

Global Private Banking Awards 2014 – sponsored by the Professional Wealth Management and The Banker magazines in October 2014, Itaú Private Bank was acknowledged by this award in the “Best Private Bank for Innovation”, and for the third time as the “Best Private Bank in Brazil” categories.

24th Global Wealth Summit & Awards – also in October 2014, we were chosen for the fifth time as the “Outstanding Global Private Bank in Latin America”, in the award promoted by Private Banker International.

Private Banking Survey 2014 – promoted by the Euromoney magazine, we were recognized by the fifth time in the “Best Private Banking Services Overall in Brazil” category.

Cash Management Survey 2014 – we were recognized for the seventh consecutive year as the “Best Cash Management Bank in Brazil” by the Euromoney magazine. We were also chosen as the “Best Cash Management Bank in Latin America”.

The Banker's Investment Banking Awards 2014 – promoted by The Banker magazine, Itaú BBA was recognized as the “Most Innovative Investment Bank in Latin America”.

Prêmio Aberje 2014 (Aberje Award 2014) – São Paulo – in October 2014 we were ranked first in the “Special Publication” category due to our Integrated Report 2013, with the topic “Connecting information about our strategy and capacity to generate value over time”.

2)	PERFORMANCE

2.1) Returns

	%		bps
ROE / ROA	Jan to Sep/2014	Jan to Sep/2013	Change
Recurring return on average equity - annualized	23.7	19.8	390
Return on average equity - annualized	23.3	19.6	370
Recurring return on average assets - annualized	1.8	1.4	40
Return on average assets - annualized	1.8	1.4	40

2.2) Income

	R$ billion		%
Statement of Income for the Period(1)	Jan to Sep/2014	Jan to Sep/2013	Change(2)
Income from financial operations before loan and losses	39.3	33.4	17.7
Expenses for allowance for loan losses	(13.5)	(14.4)	-6.1
Income from recovery of credits written off as loss	3.7	3.6	2.0
Banking service fees and income from bank charges	20.4	17.5	16.4
Result from insurance, pension plan and capitalization operations	2.8	2.6	7.3
Personnel, other administrative and operating expenses	(28.8)	(25.9)	11.2
Tax expenses	(3.9)	(3.3)	18.3
Equity in earnings of affiliates, jointly controlled entities and other investments	0.4	0.3	48.6
Other operating revenues	0.4	0.2	78.0
Income tax and social contribution	(5.8)	(2.8)	102.7
Recurring net income	15.0	11.2	34.1
Net income	14.7	11.0	33.2

Dividends and interest on capital (net of taxes)	2.9	1.9	53.8

(1) Excludes the non-recurring effects of each period.

(2) Change is calculated based on actual figures in units.

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Net income amounted to R$14.7 billion in the first nine months of 2014, a 33.2% growth in relation to the same period of the prior year. The following contributed to the increase in net income:

▪	Income from financial operations before loan losses: a 17.7% growth in relation to the same period of 2013, arising from the increase in revenues from loan operations, and net gain from investment securities and derivatives. Our loan portfolio, with endorsements and sureties, posted a 10.2% increase in the period – additional information in item 2.3.1. Assets;
▪	Expenses for allowance for loan and lease losses: a 6.1% reduction in relation to the same period of 2013, due to the changed composition of our loan portfolio started in 2011, which posted a decrease in delinquency ratio in that period, particularly in the individuals portfolio – additional information in item 2.3.1. Assets, Default;
▪	Banking service fees and income from bank charges a 16.4% growth in relation to the same period of 2013, particularly due to the growth of income from credit cards, arising mainly from annual fees and other services, and investment banking services, such as mergers, acquisitions and fixed income structuring;
▪	Income from insurance, pension plan and capitalization operations: a 7.3% growth in relation to the same period of 2013 – additional information in item 2.5. Insurance, Pension Plan and Capitalization;
▪	Personnel, other administrative and operating expenses: a 11.2% increase in relation to the same period of 2013, particularly due to the increase in personnel expenses due to the collective bargaining agreement entered into in the second half of 2013, third-party services, sale of credit cards and consolidation of Credicard’s expenses as from December 2013; and
▪	Risk-adjusted efficiency ratio: increase of 630 bps, reaching 64.8% in the first nine months of 2014, as compared to 71.1% recorded in the same period of 2013.

2.3) Asset Data

	R$ billion		%
Balance Sheet	September 30, 2014	September 30, 2013	Change(1)
Total assets	1,157.6	1,082.8	6.9
Loan portfolio with endorsements and sureties	503.3	456.6	10.2
Free, raised and managed own assets	1,648.8	1,570.3	5.0
Subordinated debt	54.5	54.4	0.1
Stockholders’ equity	90.8	78.3	16.0
Referential equity (PR) - financial conglomerate (2)	124.7	122.9	1.5

(1) Change is calculated based on actual figures.

(2) The Referencial Equity (PR) published since December 31, 2013 considers de adoption of BACEN’s new regulation for implementation of Basel III in Brazil which has been in force since October 2013, whereas the PR as of September 30, 2013 was calculated pursuant to the rules then in effect.

The highlights for the growth in the loan portfolio were the payroll deducted loans and mortgage loans, reflecting our strategy of prioritizing lower risk portfolios.

2.3.1) Assets

Total consolidated assets reached R$1.16 trillion at the end of September 2014, which represented a growth of 6.9% when compared to the same period of the previous year.

The diversification of our business is reflected in the composition of our loan portfolio in the last few years and our funding, focusing the origination on segments of lower risks and increased guarantees. The share of each segment in our loan portfolio, with endorsements and sureties, is as follows:

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		R$ billion	%
Loan Portfolio	September 30, 2014	September 30, 2013	Change
Total with endorsements and sureties	503.3	456.6	10.2
Corporate – Private securities	32.9	24.5	34.7
Total with endorsements, sureties and private securities	536.3	481.0	11.5
Total with endorsements, sureties and private securities (former exchange rate variation)	536.3	484.2	10.8

On September 30, 2014 the balance of the loan portfolio, including endorsements and sureties, reached R$503.3 billion, a 10.2% increase as compared to September 30, 2013. If we also consider the risks associated to the credits we borrow in the private securities modality, this increase will reach 11.5%. At September 30, 2014, highlights were as follows:

Brazil - Individuals

Credit Card (Itaucard, Hipercard and partnerships)

▪  We are leaders in the credit card segment in Brazil in terms of revenue.

▪  The balance of the loan portfolio reached R$54.3 billion, a 26.0% increase as compared to the same period of the previous year.

▪  From January to September 2014, the transacted amount in debit and credit cards reached R$223.1 billion, which represented a 22.9% increase as compared to the same period of 2013.

▪  Since its launch in August 2012, “Itaucard 2.0”, a pioneer credit card in the Brazilian market, which introduced in the country the international practice for calculating interest, has over 5.0 million units.

▪  In September 2014, we launched the “TudoAzul Itaucard” (International, Gold and Platinum) card, in partnership with Azul Linhas Aéreas, following Itaucard’s strategy of offering a diversified portfolio, in line with our client’s profile.

Personal credit	▪ The balance of the loan portfolio reached R$28.7 billion, 5.1% higher than in the same period of the previous year.
Payroll deducted loans

▪  We are leaders in the origination and balance of payroll deducted loans among the Brazilian private banks.

▪  The balance of the loan portfolio reached R$36.4 billion (R$13.1 billion in our branch network and R$23.3 billion in the other trading channels), a 77.1% increase as compared to September 30, 2013, and reached 7.2% of the bank’s total loans.

▪  Noteworthy are the portfolios of retirees and pensioners from the INSS, and employees from the public sector which together grew 92.4% compared to September 2013.

Vehicles

▪  The balance of the loan portfolio reached R$31.3 billion and the average loan to value (ratio of a loan to the value of an asset purchased) of the portfolio was 74.1% in September 2014.

▪  Aiming at contributing with the increase of the automotive sector, in August 2014 we reduced from 1.30% to 0.99% the monthly minimum finance rate for new vehicles.

▪  From January to September 2014, the average term of vehicle financing was 39 months, and half of the transactions were carried out with terms of up to 36 months.

Mortgage loans

▪  We are the leaders in mortgage loans to individuals among the Brazilian private banks. Our offer is made by the network of branches, development companies, and real estate agencies.

▪  The balance of the loan portfolio reached R$27.6 billion, a 22.4% increase in 12 months, with loan to value (ratio of a loan to the value of an asset purchased) of approximately 42.0%.

▪  In the first nine months of the year, we carried out approximately 44.9 thousand financing operations. The volume of financing operations contracted by borrowers was R$7.0 billion, and R$3.6 billion for entrepreneurs, according to the Brazilian Association of Real Estate Loans and Savings Companies (ABECIP).

▪  In August 2014, we were ranked first in the “Euromoney’s Real Estate Awards 2014” in the Banks category, “Overall” and “Equity Finance” subcategories both in Latin America and in Brazil, and also in the “Loan Finance” subcategory in Brazil. The 10th edition of the survey recognizes the best companies that operate in the global real estate market, according to the opinion of real estate consultants, development companies, investment managers, corporate end users and banks.

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Brazil - Companies

Large Companies - Wholesale Banking

▪   The balance of the loan portfolio reached R$203.0 billion at September 30, 2014.

▪   The portfolio is composed of loans in domestic and foreign currency, mandatory loans and guarantees, with excellent quality, since 93.7% of loans are rated “AA”, “A” and “B” risk levels.

▪   In the period from January to September, noteworthy are the transactions in foreign currency that posted a 17.8% growth when compared to the same period of 2013, and transactions in local currency, whose increase was 14.0% as compared with the same period of the previous year.

▪   In derivatives, we have maintained our outstanding position in CETIP. The focus was on operations hedging the exposures to foreign currencies, interest rates and commodities with clients.

Very small, small and medium-market companies

▪   The balance of the loan portfolio reached R$82.8 billion at September 30, 2014.

▪   In 2014, we have focused on reviewing and streamlining our product offer for very small, small and medium-market companies. As an example, the “Conta Certa” (right account), in addition to including more services, enables the clients to customize the number of payment forms, wire and electronic transfers (DOCs and TEDs), custody of cheques, among others, in accordance with their need. Until September 2014, we had approximately 882 thousand accounts in this modality.

Latin America

Argentina, Chile, Colombia, Paraguay and Uruguay

▪   Our loan portfolio posted an 8.0% increase in relation to September 2013, and the depreciation of the Latin American currencies against the Brazilian real exerted a substantial impact. The variation of the portfolio in the period was 16.3%, not considering the effect of the foreign exchange on the Real.

▪   The individuals segment posted a 13.1% increase (20.5% in legal tender), and noteworthy is the growth of 9.7% (18.3% in legal tender) in Chile’s portfolio, as compared to the same period of the previous year.

▪   The companies segment increased 5.3% (14.1% in legal tender), and noteworthy is the increase in the portfolios of Chile and Uruguay, which posted a 4.4% increase (12.6% in legal tender) and 24.5% (28.5% in legal tender), respectively.

▪   We were recognized as the “Best Bank in Paraguay” by the Global Finance magazine in 2011, 2012 and 2013, “Best Private Banking Services Overall in Paraguay” and in Uruguay as the best bank in the country, both by Euromoney magazine. We were also granted two awards in Chile, from Morningstar 2014, as the “Best Fixed Income Manager” and “Best Fixed Income Mutual Fund” in Latin America.

Default

In line with our policy for mitigating risk in credit granting, the delinquency ratio showed improvement for the nineth consecutive quarter, reaching the lowest level since the Itaú and Unibanco merger in 2008, mainly impacted by the change in the credit profile of our portfolio:

▪	total delinquency ratio, considering the balance of transactions overdue for over 90 days, reached 3.2% at September 30, 2014, posting a decrease of 70 basis points as compared to September 30, 2013;
▪	in the individuals portfolio, it reached 5.0% at the end of September 2014, dropping 100 basis points in relation to the same period of the previous year, and
▪	in the companies portfolio, it reached 1.8% at the end of September 2014, a decrease of 50 basis points in relation to the same period of the previous year.

2.3.2) Funding

Total free, raised and managed own assets totaled R$1.6 trillion at September 30, 2014.

As compared to September 2013, we recorded a 16.3% increase in demand deposits added to savings deposits, which are funded at a lower cost, showing the attractiveness of our brand. At September 30, 2014, the loan portfolio to funding ratio reached 76.5%.

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2.3.3) Capital Strength

In order to ensure our strength and the capital availability to support our business growth, the regulatory capital levels were kept above the requirements to cover the risks, as evidenced by the Basel ratio (see the Risk Management – Pillar 3 report in the Corporate Governance section on the IR website).

At the end of September 2014, the Basel ratio reached 16.6%, of which 12.1% of Tier I Capital and 4.5% of Tier II Capital, mainly composed of shares, quotas, reserves and retained earnings, and subordinated debts. These indicators evidence the effective capacity of absorbing losses.

Our subordinated debt, which is part of our regulatory capital Tier II, reached R$53.9 billion at September 30, 2014.

Complete Financial Statements (Prudential) – in August we published the Consolidated Financial Statements of the Prudential Conglomerate at June 30, 2014, in accordance with BACEN Resolution No. 4,280/2013 and Circular Letter No. 3,701/2014. These financial statements were the first prepared under the prudential conglomerate criterion, which includes the consolidation of entities located both in Brazil and abroad, over which has direct or indirect control, except for the insurance group, which does not fall into the criteria provided for in said Resolution. These statements will be made available on a semiannual basis and is in conformity with the rules set forth for compliance with Basel III.

In June 2014 we ranked as the leaders among the banks in the Central and South Americas in the Top 1000 World Banks ranking by Tier 1 capital.

Ratings – in September 2014, due to downgrade in the outlook of ratings of the Brazilian government securities, from stable to negative, Moody’s also downgraded the outlook of global scale ratings of 23 Brazilian financial institutions, including Itaú Unibanco Holding, Itaú Unibanco S.A. and Banco Itaú BBA.

After reviewing its guidelines for national scale ratings corresponding to the international scale, Standard&Poor’s upgraded, at the end of September 2014, from brA-1 to brA-1+, the short term ratings in national scale of eight Brazilian banks, including Itaú Unibanco Holding and Banco Itaú BBA (see our ratings - Itaú Unibanco > Market Opinion section, on the IR website ).

2.4) Services

We are constantly seeking to implement and focus on the sale of new products and services that add value to our clients and diversify our income, allowing the growth of our non-financial income arising mainly from bank service fees, income from bank charges and from insurance, pension plan and capitalization operations.

Asset Management

▪   In September 2014, Itaú Asset Management reached R$388.1 billion in assets under management, according to the ANBIMA management ranking, accounting for 14.6% of the market. Fitch Ratings has affirmed the International Scale Asset Manager Rating for Itaú Asset Management at the “Highest Standard”, showing that our investment platform and operational structure are superior to the standards used by institutional investors in international markets.

▪   Kinea, the alternative investments management company, holds R$5.8 billion in managed assets.

Custody services and Booking Services

▪   In the custody market, we reached R$966.3 billion in assets, according to the ANBIMA management ranking in September 2014, which represents a 3.8% increase as compared to September 2013.

▪   We provide services to 229 companies listed on BM&FBOVESPA, accounting for 62.6% of total, and regarding the Bookkeeping of Debentures, we are the bookkeepers of 451 securities in September 2014, which represent a 26.7% increase in relation to September 2013.

Consortium (Vehicles and properties)

▪   In September 2014, the balance of installments receivable reached R$11.1 billion, with an increase of 22.7% as compared to September 2013.

▪   Income from administration from January to September 2014 reached R$454.5 million.

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Electronic Payment Means (REDE)

▪   In the period from January to September 2014, total debit and credit revenue reached R$254.5 billion, a 10.2% increase in relation to the same period of 2013. We closed the period with 1.7 million equipment pieces, an 18.5% growth as compared to the previous year.

▪   The e-commerce segment has recently posted a significant growth, and in order to offer prime quality service in digital channels, in addition to more safety and convenience to our clients, in September 2014 we acquired maxiPago!, a Brazilian electronic payment means company focused on e-commerce. This operation is subject to the approval by the proper regulatory authorities.

Investment Banking

▪   From January to September 2014, we highlight our Merger and Acquisition operation in Brazil, which provided financial advisory on 59 transactions, totaling US$10.7 billion, and achieved the leadership in the Thomson Reuters ranking.

▪   In fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$15.5 billion in the period from January to September 2014. In international issues of fixed income, we acted in Brazil as the joint bookrunners of offerings with a total volume of US$12.1 billion until September 2014.

2.5) Insurance, Pension Plan and Capitalization

Insurance

▪   Regarding insurance, the change in earned premiums was 5.9% in relation to the first nine months of 2013, reaching R$4.6 billion (not including our share in Porto Seguro, in which we hold 30% of capital). Technical provisions for insurance reached R$10.5 billion at September 30, 2014. Retained claims reached R$1.5 billion in the 2014 year-to-date, a 5.2% decrease in relation to the same period of 2013, particularly influenced by minor claims in the DPVAT line.

▪   Sales of insurance policies in digital channels increased 157.2% from January to September 2014, as compared to the same period of the previous year; with emphasis on the growth of our Virtual Insurance Store, which offers personal accident, residence and travel insurance products.

▪   With focus on the client, we implemented a procedure to remotely formalize the sale of insurance policy, through which the insured, after the sale, checks the conditions of the contract and confirms the purchase through any of our electronic channels, thus making the process more efficient. This initiative has contributed to our retention of insured clients, which, in the first nine months of 2014, increased 1,230 basis points as compared to the same period of 2013.

Pension Plan

▪   Regarding pension plans, total funding reached R$12.9 billion from January to September 2014. Income from management fees reached R$843.1 million, and technical provisions increased 15.7% in the same period, totaling R$99.5 billion at September 30, 2014.

▪   According to FENAPREVI, Brazil’s private pension federation, the market share of total technical provisions was 24.6%, whereas individual plans accounted for 25.1%.

Capitalization

▪   In capitalization, we posted a 10.3% increase in the certificates in force in 2014 as compared to September 30, 2013. The technical provisions for capitalization reached R$3.0 billion at September 30, 2014, and the collection with capitalization certificates reached R$1.8 billion from January to September. In digital channels, the total securities sold grew 20.2% in the first nine months of 2014, as compared with the same period of 2013.

▪   In August 2014 we entered into a partnership with Instituto Ayrton Senna, a non-profit organization focused on the quality of public education in Brazil. A portion of the amount related to the administrative fees upon purchase of PIC, the bank's capitalization certificate, is intended to the Institute’s education projects.

2.6) Stock Market

Market value - at September 30, 2014, Itaú Unibanco was ranked as the 19th largest bank in the word based on the market value criterion (R$186.2 billion), according to the Bloomberg ranking.

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Volume of transactions - the daily average volume of transactions of our shares on BM&FBOVESPA from January to September 2014 was 23.6 thousand per session, 7.0% higher than in the same period of last year, with an average traded volume of R$15.9 thousand/transaction. In the Bovespa Index (IBOVESPA), the daily average volume of transactions decreased 2.0% and the average volume per transaction was R$8.0 thousand.

The table below shows the main market indicators at September 30, 2014:

	R$		%
Shares	September 30, 2014	September 30, 2013	Change
Recurring net income per share(1)	2.74	2.04	34.3
Net income per share(1)	2.69	2.02	33.2
Book value per share(1)	16.58	14.35	15.5
Number of outstanding shares (in millions)(2)	5,475.9	5,452.5	0.4
Dividends/Interest on capital, net per share	0.5459	0.3921	39.2
Price of preferred share (ITUB4)(2)(3)	34.01	28.69	18.5
Price of common share (ITUB3)(2)(3)	31.36	27.43	14.3
Price of preferred share (PN)(3)/Net income per share (annualized)	6.32	7.10	-11.0
Price of preferred share (PN)(3)/Stockholders’ equity per share	2.05	2.00	2.5
Market value (in billions) (4)(5)	186.2	156.4	19.0

(1) Calculated based on the weighted average of the number of shares;

(2) The number of outstanding shares and the price of share were adjusted to reflect the 10% bonus ocurred on June 5, 2014;

(3) Based on the closing quotation on the last day of the period;

(4) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(5) R$ 178.7 billion considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares.

Relations with the market – We attended 22 conferences and road shows in Brazil and abroad, and held 20 out of the 22 Apimec (Association of Capital Market Analysts and Investment Professionals) meetings scheduled for 2014 in Brazil, thus strengthening our relations with stockholders, analysts and investors of capital markets. You are invited to attend our next Apimec meeting in São Paulo, to be held on December 16 (see our calendar of corporate events in the Agenda section on the IR website).

3)	PEOPLE

Itaú Unibanco had approximately 94.2 thousand employees at the end of the third quarter of 2014, including approximately 7.0 thousand employees in foreign units. The employee’s fixed compensation plus charges and benefits totaled R$8.5 billion in the 2014 year-to-date and over R$127.2 million were invested in training programs in the same period.

We started the selection process for the Trainee Program 2015, which this year counted on 15.3 thousand enrollments. Among those enrolled, we have youths coming from throughout Brazil, in addition to our interns and employees eligible for the program. These applicants approved will have the chance to take part in discussions with the bank's leaderships and in social projects, in addition to a mentoring program. The final outcome is expected to be disclosed to the applicants in November.

On October 13, 2014 a collective bargaining agreement was signed in connection with the 2014/2015 collective bargaining process, which resulted in an 8.5% increase to the banking sector’s employees’ salaries, in addition to other benefits.

In August 2014 we were the winners of the “As Melhores da Dinheiro 2014” (the best of Dinheiro 2014) in the Human Resources category. Promoted by Isto É Dinheiro magazine, this award acknowledges the best companies of the year by using management criteria, as follows: financial sustainability, human resources, innovation and quality, social and environmental responsibility and corporate governance.

4)	CORPORATE GOVERNANCE

Corporate Policies – the Board of Directors approved updates to our Policies for Disclosure of Material Information and of Trading of Itaú Unibanco’s Securities (see the Corporate Governance > Rules and Policies section on the IR website).

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Regarding the Policy for Disclosure of Material Information, we highlight the inclusion of “Disclosure Network”, a news portal for disclosure of both our relevant information and announcements to the market. This service, which is offered by ABRASCA (Brazilian Association of Publicly-Held Companies), IBRI (Brazilian Institute of Investor Relations), and Comunique-se company, provides for instant access to our disclosed material information, in addition to being made available in three news portals. Our adoption of this new method of disclosure is in line with the modernization of the information disclosure system, as proposed by CVM, and strengthens our relations with stakeholders.

Regarding the Policy for Trading of Itaú Unibanco’s Securities, we increased the list of securities barred from being traded under the scope of the policy, and improved the procedures to be carried out by the company and those parties adhering to the policy, in order to always keep the equity in the trading practices among all market players. We also improved the operational process of the policies for investments by employees, among other changes.

5)	SUSTAINABILITY

Itaú Unibanco was selected for the 15th consecutive year to make up the Dow Jones Sustainability World Index (DJSI), the main sustainability index in the world, in its 2014/2015 edition. We are the only Latin American bank to be part of the index since its creation. In this edition, we achieved the best rate in the banking sector in the criteria “Anti-Crime Policy/Measures”, “Brand Management” and “Financial Stability and Systemic Risk”. The new portfolio includes only eight Brazilian companies, among them two related companies (Itaú Unibanco and Itaúsa). This shows the significance of corporate sustainability in our organizational culture and long-term vision.

In August 2014 we were ranked the number one in the overall and financial sector rankings of the survey named “As Empresas Mais Sustentáveis Segundo a Mídia” (the most sustainable companies according to the media), which analyzes editorial contents published over 2013 due to with sustainable practices and actions. Organized by Imprensa magazine, in partnership with PR Newswire, this ranking is in its seventh edition. In September 2014, we were awarded the Ethical Corporation Responsible Business Awards, which promotes corporate excellence in sustainability in the world, with our program for financial education for employees.

In October 2014, we were acknowledged by the Carbon Disclosure Project Latin America among the ten companies as Leaders in Transparency, in the 2014 Edition of the “Climate Changes” questionnaire. The Leaders in Transparency are those companies recording scores among the top 10% of the universe invited to provide information. Itaúsa was also acknowledged in this award, which shows the companies’ long-term commitment to sustainability.

6)	INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of his or her client.

During the period from January to September 2014, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	January 13 and 22, and March 14 – acquisition of technical material;
•	January 29 – review of contingencies and tax risks in potential acquisition of companies;
•	May 16 – review of tax returns;
•	June 13 – independent review of the application of “2013 COSO Framework” of internal controls; and
•	September 11 – independent review of tax and accounting aspects of foreign operations.

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Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, its parent and subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services, including the approval by the Audit Committee.

7)	BACEN - Circular No. 3,068/01

We hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$31.9 billion, corresponding to 11.3% of total securities held.

8)	IFRS (International Financial Reporting Standards)

We disclosed the consolidated financial statements in accordance with the international financial reporting standards (IFRS), at the same date of this publication, pursuant to CVM/SEP Circular Letter 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

9)	ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of November 3, 2014).

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ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Vice-Chairmen	Executive Vice-Presidents
Alfredo Egydio Arruda Villela Filho	Alfredo Egydio Setubal (*)
Roberto Egydio Setubal	Candido Botelho Bracher

Members	Executive Directors
Alfredo Egydio Setubal	Caio Ibrahim David
Candido Botelho Bracher	Claudia Politanski
Demosthenes Madureira de Pinho Neto	Eduardo Mazzilli de Vassimon
Gustavo Jorge Laboissière Loyola	Ricardo Baldin
Henri Penchas
Israel Vainboim
Nildemar Secches
Pedro Luiz Bodin de Moraes	Directors
Ricardo Villela Marino	Alexsandro Broedel Lopes
Eduardo Hiroyuki Miyaki
Emerson Macedo Bortoloto
Marcelo Kopel
AUDIT COMMITTEE	Matias Granata
Chairman	Rodrigo Luis Rosa Couto
Geraldo Travaglia Filho	Wagner Bettini Sanches

Members
Alkimar Ribeiro Moura	(*) Investor Relations Director
Diego Fresco Gutierrez
Luiz Alberto Fiore
Maria Helena dos Santos Fernandes de Santana
Sergio Darcy da Silva Alves

FISCAL COUNCIL
President
Iran Siqueira Lima

Members
Alberto Sozin Furuguem	Accountant
Luiz Alberto de Castro Falleiros	Reginaldo José Camilo
CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	84

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Retail General Manager	Directors (continued)
Roberto Egydio Setubal	Fernando Barçante Tostes Malta
Fernando Della Torre Chagas
Wholesale General Manager	Fernando José Costa Teles
Candido Botelho Bracher	Fernando Mattar Beyruti
Flávio Delfino Júnior
Executive Vice-Presidents	Francisco Vieira Cordeiro Neto
Alberto Fernandes	Gabriel Amado de Moura
Alexandre de Barros	Gilberto Frussa
Alfredo Egydio Setubal	Henrique Pinto Echenique
Caio Ibrahim David	Ilan Goldfajn
Claudia Politanski	João Antonio Dantas Bezerra Leite
Daniel Luiz Gleizer	João Carlos de Gênova
Eduardo Mazzilli de Vassimon	Jorge Luiz Viegas Ramalho
Jean-Marc Robert Nogueira Baptista Etlin	José Félix Valencia Ríos
José Castro Araújo Rudge	José Virgilio Vita Neto
Márcio de Andrade Schettini	Laila Regina de Oliveira Pena de Antonio
Marco Ambrogio Crespi Bonomi	Leila Cristiane Barboza Braga de Melo
Ricardo Villela Marino	Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Executive Directors	Luís Eduardo Gross Siqueira Cunha
Álvaro de Alvarenga Freire Pimentel	Luís Tadeu Mantovani Sassi
André Luis Texeira Rodrigues	Luiz Antonio Nogueira de França
André Sapoznik	Luiz Eduardo Loureiro Veloso
Carlos Eduardo Monico	Luiz Felipe Monteiro Arcuri Trevisan
Christian George Egan	Luiz Fernando Butori Reis Santos
Fernando Marsella Chacon Ruiz	Luiz Severiano Ribeiro
Flávio Augusto Aguiar de Souza	Marcello Peccinini de Chiaro
Gustavo Adolfo Funcia Murgel	Marcello Siniscalchi
João Marcos Pequeno de Biase	Marcelo Ariel Rosenhek
José Augusto Durand	Marcelo Kopel
Luís Antonio Rodrigues	Marcelo Luis Orticelli
Luís Fernando Staub	Marcio Luis Domingues da Silva
Milton Maluhy Filho	Marco Antonio Sudano
Ricardo Ribeiro Mandacaru Guerra	Marcos Antônio Vaz de Magalhães
Marcos Vanderlei Belini Ferreira
Directors	Mário Lúcio Gurgel Pires
Adilso Martins de Lima	Matias Granata
Adriano Cabral Volpini	Messias dos Santos Esteves
Adriano Maciel Pedroti	Osvaldo José Dal Fabbro
Alberto Zoffmann do Espirito Santo	Paulo Meirelles de Oliveira Santos
Alexandre Enrico Silva Figliolino	Pedro Barros Barreto Fernandes
Alexsandro Broedel Lopes	Pedro Constantino Campos Donati Jorge
Álvaro Felipe Rizzi Rodrigues (*)	Renata Helena de Oliveira Tubini
André Carvalho Whyte Gailey	Ricardo Lima Soares
André Ferrari	Ricardo Nuno Delgado Gonçalves
Andréa Matteucci Pinotti Cordeiro	Ricardo Orlando
Carlos Eduardo de Castro	Ricardo Urquijo Lazcano
Carlos Henrique Donegá Aidar	Roberto Fernando Vicente
Carlos Orestes Vanzo	Rodrigo Luís Rosa Couto
Cesar Ming Pereira da Silva	Rogério Carvalho Braga
Cesar Padovan	Romildo Gonçalves Valente
Cícero Marcus de Araújo	Rooney Silva
Cintia Carbonieri Araújo	Sergio Guillinet Fajerman
Claudio César Sanches	Thales Ferreira Silva
Cláudio José Coutinho Arromatte	Thiago Luiz Charnet Ellero (**)
Cristiane Magalhães Teixeira Portella	Vanessa Lopes Reisner
Cristiano Rogério Cagne	Wagner Bettini Sanches
Cristina Cestari Spada
Edilson Pereira Jardim
Eduardo Cardoso Armonia
Eduardo Corsetti
Elaine Cristina Zanatta Rodrigues Vasquinho
Emerson Savi Junqueira
Fabiana Pascon Bastos

(*) Elected at Board Meeting on August 31, 2014, approved by BACEN on October 7, 2014.

(**) Elected at Board Meeting on September 18, 2014, awaiting BACEN approval.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	85

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman	Directors
Roberto Egydio Setubal	Alexsandro Broedel Lopes
André Carvalho Whyte Gailey
Vice-Chairmen	Caio Ibrahim David
Alfredo Egydio Setubal	Cristiano Rogério Cagne
Candido Botelho Bracher	Flávio Delfino Júnior
Gilberto Frussa
Members	João Carlos de Gênova
Antonio Carlos Barbosa de Oliveira	Marcello Peccinini de Chiaro
Caio Ibrahim David	Marcelo Ariel Rosenhek
Eduardo Mazzilli de Vassimon	Marco Antônio Sudano
Henri Penchas	Mário Luís Brugnetti
João Dionísio Filgueira Barreto Amoêdo	Vanessa Lopes Reisner

EXECUTIVE BOARD
Chief Executive Officer
Candido Botelho Bracher

Managing Vice-Presidents
Alberto Fernandes
Daniel Luiz Gleizer
Jean-Marc Robert Nogueira Baptista Etlin

Executive Directors
Álvaro de Alvarenga Freire Pimentel
Christian George Egan
Fernando Fontes Iunes
José Augusto Durand

ITAÚ SEGUROS S.A.

Chief Executive Officer
Fernando José Costa Teles

Directors
Adriano Cabral Volpini
Alexsandro Broedel Lopes
Antonio Eduardo Márquez de Figueiredo Trindade
Carlos Henrique Donegá Aidar (*)
Cláudio José Coutinho Arromatte
Fernando Barçante Tostes Malta
Henrique Pinto Echenique

(*) Elected at Board Meeting on September 15, 2014, awaiting SUSEP approval.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	86

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	09/30/2014	09/30/2013
Current assets		827,995,802	793,348,881
Cash and cash equivalents		16,636,451	14,466,493
Interbank investments	4b and 6	216,905,467	192,458,860
Money market		195,872,456	169,580,802
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	3,201,679	3,107,401
Interbank deposits		17,831,332	19,770,657
Securities and derivative financial instruments	4c, 4d and 7	194,265,642	203,098,781
Own portfolio		67,113,637	62,556,363
Subject to repurchase commitments		6,607,449	27,293,249
Pledged in guarantee		1,919,870	6,976,675
Securities under resale agreements with free movement		5	46,674
Deposited with the Central Bank		8,610,933	12,983,586
Derivative financial instruments		9,774,231	7,140,410
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	92,882,121	79,779,392
Assets guaranteeing technical provisions – other securities	11b	7,357,396	6,322,432
Interbank accounts		67,238,809	73,070,551
Pending settlement		3,686,824	6,015,643
Central Bank deposits		63,503,942	67,001,420
National Housing System (SFH)		3,355	1,599
Correspondents		44,688	51,889
Interbranch accounts		129,532	98,045
Loan, lease and other credit operations	8	222,524,994	199,763,834
Operations with credit granting characteristics	4e	237,018,174	213,468,759
(Allowance for loan losses)	4f	(14,493,180)	(13,704,925)
Other receivables		106,373,056	107,643,952
Foreign exchange portfolio	9	38,881,807	52,982,235
Income receivable		1,839,702	1,599,211
Transactions with credit card issuers	4e	20,776,147	19,978,743
Receivables from insurance and reinsurance operations	4m I and 11b	5,155,752	4,636,052
Negotiation and intermediation of securities		2,969,108	3,281,112
Sundry	13a	36,750,540	25,166,599
Other assets	4g	3,921,851	2,748,365
Assets held for sale		216,137	168,304
(Valuation allowance)		(66,468)	(47,482)
Unearned premiums of reinsurance	4m I	805,645	714,658
Prepaid expenses	4g and 13b	2,966,537	1,912,885
Long-term receivables		311,034,233	274,873,312
Interbank investments	4b and 6	632,822	804,451
Money market		17,648	387
Interbank deposits		615,174	804,064
Securities and derivative financial instruments	4c, 4d and 7	88,842,229	69,011,104
Own portfolio		65,550,527	42,407,993
Subject to repurchase commitments		12,765,007	16,569,334
Pledged in guarantee		706,993	545,104
Derivative financial instruments		4,721,306	4,722,572
Assets guaranteeing technical provisions – other securities	11b	5,098,396	4,766,101
Interbank accounts - National Housing System (SFH)		675,448	709,581
Loan, lease and other credit operations	8	181,048,821	161,623,237
Operations with credit granting characteristics	4e	191,813,485	173,570,855
(Allowance for loan losses)	4f	(10,764,664)	(11,947,618)
Other receivables		38,576,333	40,442,889
Foreign exchange portfolio	9	2,165,487	6,688
Sundry	13a	36,410,846	40,436,201
Other assets	4g	1,258,580	2,282,050
Unearned premiums of reinsurance	4m I	263,450	269,443
Prepaid expenses	4g and 13b	995,130	2,012,607
Permanent assets		18,527,003	14,564,629
Investments	4h and 15a Il	3,433,501	3,067,996
Investments in affiliates and jointly controlled entities		3,021,699	2,345,214
Other investments		623,750	996,570
(Allowance for losses)		(211,948)	(273,788)
Real estate in use	4i and 15b l	7,412,469	6,108,484
Real estate in use		4,375,114	3,814,520
Other fixed assets		11,346,054	9,862,468
(Accumulated depreciation)		(8,308,699)	(7,568,504)
Goodwill	4j and 15b ll	202,079	44,983
Intangible assets	4k and 15b lll	7,478,954	5,343,166
Acquisition of rights to credit payroll		1,119,118	1,202,565
Other intangible assets		8,592,090	6,092,547
(Accumulated amortization)		(2,232,254)	(1,951,946)
Total assets		1,157,557,038	1,082,786,822

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	87

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	09/30/2014	09/30/2013
Current liabilities		633,233,111	596,435,351
Deposits	4b and 10b	221,399,017	192,810,585
Demand deposits		44,595,760	37,816,640
Savings deposits		113,675,506	98,227,575
Interbank deposits		3,348,044	7,324,006
Time deposits		59,779,707	49,442,364
Deposits received under securities repurchase agreements	4b and 10c	175,377,954	175,113,985
Own portfolio		46,489,511	73,630,824
Third-party portfolio		126,381,794	100,216,519
Free portfolio		2,506,649	1,266,642
Funds from acceptances and issuance of securities	4b and 10d	26,692,108	25,775,077
Real estate, mortgage, credit and similar notes		21,518,708	19,651,889
Debentures		-	220
Foreign borrowings through securities		3,997,176	6,122,968
Structured Operations Certificates		1,176,224	-
Interbank accounts		4,873,869	7,625,626
Pending settlement		3,323,552	5,099,684
Correspondents		1,550,317	2,525,942
Interbranch accounts		4,732,287	5,365,585
Third-party funds in transit		4,691,663	5,330,107
Internal transfer of funds		40,624	35,478
Borrowings and onlending	4b and 10e	40,669,794	37,607,335
Borrowings		23,727,036	25,431,043
Onlending		16,942,758	12,176,292
Derivative financial instruments	4d and 7g	8,527,510	5,040,150
Technical provision for insurance, pension plan and capitalization	4m II and 11a	12,566,971	11,457,411
Other liabilities		138,393,601	135,639,597
Collection and payment of taxes and contributions		4,938,280	4,430,366
Foreign exchange portfolio	9	39,633,913	53,308,271
Social and statutory	16b II	3,395,185	2,385,194
Tax and social security contributions	4n 4o and 14c	9,406,287	7,843,061
Negotiation and intermediation of securities		5,908,519	6,703,864
Credit card operations	4e	50,146,703	42,172,662
Subordinated debt	10f	3,611,886	4,347,233
Sundry	13c	21,352,828	14,448,946
Long-term liabilities		429,906,176	405,164,984
Deposits	4b and 10b	59,576,077	59,468,640
Interbank deposits		293,741	355,763
Time deposits		59,282,336	59,112,877
Deposits received under securities repurchase agreements	4b and 10c	128,646,111	120,022,467
Own portfolio		105,966,841	91,064,610
Free portfolio		22,679,270	28,957,857
Funds from acceptances and issuance of securities	4b and 10d	20,397,315	24,896,558
Real estate, mortgage, credit and similar notes		8,579,134	14,624,349
Foreign borrowings through securities		10,917,546	10,272,209
Structured Operations Certificates		900,635	-
Borrowings and onlending	4b and 10e	40,989,534	35,693,745
Borrowings		13,816,127	6,515,533
Onlending		27,173,407	29,178,212
Derivative financial instruments	4d and 7g	7,675,518	4,165,030
Technical provision for insurance, pension plan and capitalization	4m II and 11a	100,405,834	87,300,193
Other liabilities		72,215,787	73,618,351
Foreign exchange portfolio	9	2,221,144	6,794
Tax and social security contributions	4n, 4o and 14c	6,144,443	12,769,661
Subordinated debt	10f	50,859,757	50,046,294
Sundry	13c	12,990,443	10,795,602
Deferred income	4p	1,318,110	1,085,103
Minority interest in subsidiaries	16e	2,323,619	1,841,757
Stockholders' equity	16	90,776,022	78,259,627
Capital		75,000,000	60,000,000
Capital reserves		892,700	854,358
Revenue reserves		17,059,971	20,138,600
Asset valuation adjustment	4c, 4d and 7d	(831,221)	(815,451)
(Treasury shares)		(1,345,428)	(1,917,880)
Total liabilities and stockholders' equity		1,157,557,038	1,082,786,822

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	88

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

	Note	01/01 to 09/30/2014	01/01 to 09/30/2013

Income from financial operations		89,531,953	67,629,290
Loan, lease and other credit operations		49,002,881	43,313,370
Securities and derivative financial instruments		26,753,011	18,009,052
Financial income from insurance, pension plan and capitalization operations	11c	7,321,206	2,241,423
Foreign exchange operations		1,658,775	991,670
Compulsory deposits		4,796,080	3,073,775
Expenses of financial operations		(50,228,735)	(34,242,170)
Money market		(38,445,717)	(29,829,253)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(6,662,524)	(1,901,022)
Borrowings and onlending		(5,120,494)	(2,511,895)
Income from financial operations before loan and losses		39,303,218	33,387,120
Result of allowance for loan losses	8d I	(9,782,359)	(10,739,752)
Expenses for allowance for loan losses		(13,501,190)	(14,384,990)
Income from recovery of credits written off as loss		3,718,831	3,645,238
Gross income from financial operations		29,520,859	22,647,368
Other operating revenues (expenses)		(8,605,061)	(8,501,804)
Banking service fees	13d	14,013,472	12,228,791
Asset management		2,825,760	2,641,025
Current account services		571,908	544,602
Credit cards		6,534,655	5,535,078
Sureties and credits granted		1,442,061	1,278,990
Receipt services		1,159,972	1,060,583
Other		1,479,116	1,168,513
Income from bank charges	13e	6,364,869	5,275,810
Result from insurance, pension plan and capitalization operations	11c	2,843,605	2,649,825
Personnel expenses	13f	(12,240,669)	(11,236,674)
Other administrative expenses	13g	(11,957,663)	(10,749,334)
Tax expenses	4o and 14a II	(3,898,329)	(3,295,589)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	393,256	264,694
Other operating revenues	13h	428,962	240,989
Other operating expenses	13i	(4,552,564)	(3,880,316)
Operating income		20,915,798	14,145,564
Non-operating income		(22,331)	23,828
Income before taxes on income and profit sharing		20,893,467	14,169,392
Income tax and social contribution	4o and 14a I	(5,763,437)	(2,842,971)
Due on operations for the period		(6,743,082)	(6,648,155)
Related to temporary differences		979,645	3,805,184
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(187,305)	(181,748)
Minority interest in subsidiaries	16e	(221,007)	(94,735)
Net income		14,721,718	11,049,937
Weighted average of the number of outstanding shares	16a	5,467,119,791	5,464,934,457
Net income per share – R$		2.69	2.02
Book value per share - R$ (outstanding at 09/30)		16.58	14.35

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	237,016	105,587
Net income without nonrecurring effects		14,958,734	11,155,524
Net income per share – R$		2.74	2.04

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	89

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	NOTE	01/01 to 09/30/2014	01/01 to 09/30/2013
Adjusted net income		38,279,244	24,405,088
Net income		14,721,718	11,049,937
Adjustments to net income:		23,557,526	13,355,151
Granted options recognized		156,125	165,422
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7h	(368,946)	268,713
Effects of changes in exchange rates on cash and cash equivalents		1,712,205	(1,482,945)
Allowance for loan losses		13,501,190	14,384,990
Interest and foreign exchange expense from operations with subordinated debt		4,736,883	3,093,938
Interest expense from operations with debentures		-	41,463
Financial expenses on technical provisions for pension plan and capitalization		6,662,524	1,901,022
Depreciation and amortization	15b	1,997,838	1,731,928
Interest expense from provision for contingent and legal liabilities	12b	746,183	667,353
Provision for contingent and legal liabilities	12b	2,646,882	2,585,790
Interest income from escrow deposits	12b	(310,212)	(198,239)
Deferred taxes		(979,645)	(3,805,184)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	(393,256)	(264,694)
Interest and foreign exchange income from available-for-sale securities		(5,393,641)	(5,684,236)
Interest and foreign exchange income from held-to-maturity securities		(1,943,138)	(336,502)
(Gain) loss from sale of available-for-sale financial assets	7i	416,429	262,747
(Gain) loss from sale of investments		11,537	(60,430)
(Gain) loss from sale of foreclosed assets		22,889	(10,141)
(Gain) loss from sale of fixed assets		30,270	(2,416)
Minority interest		221,007	94,735
Other		84,402	1,836
Change in assets and liabilities		(35,604,908)	(2,933,323)
(Increase) decrease in assets		(65,711,239)	(37,379,223)
Interbank investments		(64,392,163)	(1,823,198)
Securities and derivative financial instruments (assets/liabilities)		21,281,546	(2,789,192)
Compulsory deposits with the Central Bank of Brazil		13,506,339	(3,300,048)
Interbank and interbranch accounts (assets/liabilities)		1,038,500	2,043,628
Loan, lease and other credit operations		(31,288,998)	(34,272,449)
Other receivables and other assets		(5,814,087)	768,445
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		(42,376)	1,993,591
(Decrease) increase in liabilities		30,106,331	29,390,643
Deposits		6,591,632	9,087,417
Deposits received under securities repurchase agreements		11,844,888	6,353,523
Funds for issuance of securities		833,033	(2,867,111)
Borrowings and onlending		5,006,026	14,175,873
Credit card operations (assets/liabilities)		(2,243,689)	(3,438,676)
Technical provision for insurance, pension plan and capitalization		4,172,912	3,135,945
Collection and payment of taxes and contributions		4,733,300	4,014,553
Other liabilities		5,574,653	4,053,493
Deferred income		192,656	(69,117)
Payment of income tax and social contribution		(6,599,080)	(5,055,257)
Net cash provided by (used in) operating activities		2,674,336	21,471,765
Interest on capital / dividends received from affiliated companies		242,820	79,154
Funds received from sale of available-for-sale securities		55,983,719	28,553,997
Funds received from redemption of held-to-maturity securities		1,888,190	360,937
Disposal of assets not for own use		20,013	88,295
Disposal of investments		202,107	208,428
Cash and cash equivalents net assets and liabilities due from BMG Seguradora acquisition	2c	(87,166)	-
Sale of fixed assets		17,091	41,863
Termination of intangible asset agreements		190,103	63,137
Purchase of available-for-sale securities		(41,580,718)	(22,219,754)
Purchase of held-to-maturity securities		(9,549,184)	(531,438)
Purchase of investments		(189,071)	(80,038)
Purchase of fixed assets	15b	(2,223,430)	(1,707,499)
Purchase of intangible assets	15b	(1,010,450)	(1,239,099)
Net cash provided by (used in) invesment activities		3,904,024	3,617,982
Increase in subordinated debt		193,936	-
Decrease in subordinated debt		(6,098,238)	(3,072,536)
Decrease in debentures		-	(1,610,296)
Change in minority interest	16e	208,267	362,893
Granting of stock options		465,237	147,440
Purchase of treasury shares		-	(662,215)
Dividends and interest on capital paid to minority interests		(9,110)	(9,532)
Dividends and interest on capital paid		(6,072,419)	(5,145,831)
Net cash provided by (used in) financing activities		(11,312,327)	(9,990,077)

Net increase (decrease) in cash and cash equivalents		(4,733,967)	10,041,853

Cash and cash equivalents at the beginning of the period		45,802,194	40,935,830
Effects of changes in exchange rates on cash and cash equivalents		(1,712,205)	1,482,945
Cash and cash equivalents at the end of the period	4a and 5	39,356,022	52,460,628

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	90

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 09/30/2014		01/01 to 09/30/2013
Income		104,696,738		77,308,781
Financial operations		89,531,953		67,629,290
Banking services		20,378,341		17,504,601
Result from insurance, pension plan and capitalization operations		2,843,605		2,649,825
Result of loan losses	8d	(9,782,359)		(10,739,752)
Other		1,725,198		264,817
Expenses		(54,781,299)		(38,122,486)
Financial operations		(50,228,735)		(34,242,170)
Other		(4,552,564)		(3,880,316)
Inputs purchased from third parties		(9,527,883)		(8,570,618)
Materials, energy and others	13g	(252,710)		(262,531)
Third-party services	13g	(2,957,080)		(2,427,884)
Other		(6,318,093)		(5,880,203)
Data processing and telecommunications	13g	(2,896,008)		(2,661,544)
Advertising, promotions and publication	13g	(707,936)		(729,413)
Installations		(937,199)		(883,292)
Transportation	13g	(319,235)		(339,510)
Security	13g	(466,502)		(408,427)
Travel expenses	13g	(144,187)		(139,939)
Other		(847,026)		(718,078)
Gross added value		40,387,556		30,615,677
Depreciation and amortization	13g	(1,538,808)		(1,388,241)
Net added value produced by the company		38,848,748		29,227,436
Added value received from transfer	15a lll	393,256		264,694
Total added value to be distributed		39,242,004		29,492,130
Distribution of added value		39,242,004		29,492,130
Personnel		11,096,702	28.3%	10,198,758	34.6%
Compensation		8,906,157	22.7%	8,138,992	27.6%
Benefits		1,675,915	4.3%	1,575,454	5.3%
FGTS – government severance pay fund		514,630	1.3%	484,312	1.6%
Taxes, fees and contributions		12,311,605	31.4%	7,358,224	24.9%
Federal		11,533,382	29.4%	6,695,043	22.7%
State		66,354	0.2%	9,997	0.0%
Municipal		711,869	1.8%	653,184	2.2%
Return on third parties’ assets - Rent		890,972	2.3%	790,475	2.7%
Return on own assets		14,942,725	38.1%	11,144,672	37.8%
Dividends and interest on capital		3,207,823	8.2%	2,137,760	7.2%
Retained earnings (loss) for the period		11,513,895	29.3%	8,912,177	30.2%
Minority interest in retained earnings		221,007	0.6%	94,735	0.3%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	91

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	09/30/2014	09/30/2013
Current assets		17,069,345	12,215,047
Cash and cash equivalents		104,902	45,720
Interbank investments	4b and 6	3,409,121	184,405
Money market		52,694	68,892
Interbank deposits		3,356,427	115,513
Securities and derivative financial instruments - Own portfolio	4c, 4d and 7	12,487,433	11,358,780
Other receivables		1,064,208	621,165
Income receivable	15a I	869,423	-
Sundry	13a	194,785	621,165
Other assets – prepaid expenses	4g	3,681	4,977
Long-term receivables		37,712,701	39,086,112
Interbank invesments – interbank deposits	4b and 6	37,337,265	38,338,051
Other receivables - sundry	13a	375,436	748,061
Permanent assets		63,646,204	56,004,913
Investments		63,646,129	56,004,791
Investments in subsidiaries	4h and 15a I	63,646,129	56,004,791
Real estate in use	4i	75	122
Total assets		118,428,250	107,306,072
Liabilities
Current liabilities		1,595,426	840,582
Deposits - interbank deposits	4b and 10b	-	104,110
Funds from acceptance and issuance of securities	4b and 10d	18,667	18,667
Other liabilities		1,576,759	717,805
Social and statutory	16b II	905,908	286,569
Tax and social security contributions	4n, 4o and 14c	360,382	151,120
Subordinated debt	10f	272,292	247,740
Sundry		38,177	32,376
Long-term liabilities		19,562,870	19,130,706
Funds from acceptance and issuance of securities	4b and 10d	500,000	500,000
Other liabilities		19,062,870	18,630,706
Tax and social security contributions	4n, 4o and 14c	1,106	1,297,293
Subordinated debt	10f	19,041,851	17,315,721
Sundry		19,913	17,692
Stockholders' equity	16	97,269,954	87,334,784
Capital		75,000,000	60,000,000
Capital reserves		892,700	854,358
Revenue reserves		23,415,789	29,213,757
Asset valuation adjustment	4c and 4d	(693,107)	(815,451)
(Treasury shares)		(1,345,428)	(1,917,880)
Total liabilities and stockholders' equity		118,428,250	107,306,072

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	92

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

	Note	01/01 to 09/30/2014	01/01 to 09/30/2013
Income from financial operations		3,263,238	2,524,558
Securities and derivative financial instruments		3,263,238	2,524,558
Expenses of financial operations		(807,855)	(750,676)
Money market		(807,855)	(750,676)
Gross income from financial operations		2,455,383	1,773,882
Other operating revenues (expenses)		10,007,259	5,719,218
Personnel expenses		(187,787)	(175,727)
Other administrative expenses		(26,091)	(26,703)
Tax expenses	14a II	(200,783)	(171,431)
Equity in earnings of subsidiaries	15a I	10,476,999	6,133,477
Other operating revenues (expenses)		(55,079)	(40,398)
Operating income		12,462,642	7,493,100
Non-operating income		23,758	18,857
Income before taxes on income and profit sharing		12,486,400	7,511,957
Income tax and social contribution	4o	(97,428)	551,962
Due on operations for the period		(150,064)	(62,566)
Related to temporary differences		52,636	614,528
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(6,830)	(10,679)
Net income		12,382,142	8,053,240
Weighted average of the number of outstanding shares	16a	5,467,119,791	5,464,934,457
Net income per share – R$		2.26	1.47
Book value per share - R$ (outstanding at 09/30)		17.76	16.02

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	237,016	105,587
Net income without nonrecurring effects		12,619,158	8,158,827
Net income per share – R$		2.31	1.49

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	93

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
Balance at 01/01/2013	45,000,000	843,694	39,993,495	1,506,889	-	(1,523,500)	85,820,578
Reserve Capitalization - ESM 04/19/2013	15,000,000	-	(15,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(662,215)	(662,215)
Granting of stock options	-	(154,758)	34,363	-	-	267,835	147,440
Granting of options recognized	-	165,422	-	-	-	-	165,422
Addition to interest on capital paid on 03/14/2013 - year 2012	-	-	(1,977)	-	-	-	(1,977)
Payment of interest on capital on 03/14/2013 – declared after 12/31/2012 - R$ 0.3824 per share	-	-	(1,727,604)	-	-	-	(1,727,604)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(2,336,840)	-	-	(2,336,840)
Remeasurements in liabilities of post-employment benefits	-	-	-	14,500	-	-	14,500
Net income	-	-	-	-	8,053,240	-	8,053,240
Appropriations:
Legal reserve	-	-	402,662	-	(402,662)	-	-
Statutory reserves	-	-	5,512,818	-	(5,512,818)	-	-
Dividends and interest on capital	-	-	-	-	(2,137,760)	-	(2,137,760)
Balance at 09/30/2013	60,000,000	854,358	29,213,757	(815,451)	-	(1,917,880)	87,334,784
Changes in the period	15,000,000	10,664	(10,779,738)	(2,322,340)	-	(394,380)	1,514,206
Balance at 01/01/2014	60,000,000	870,456	31,748,411	(1,534,691)	-	(1,854,432)	89,229,744
Reserve Capitalization - ESM 04/23/2014	15,000,000	-	(15,000,000)	-	-	-	-
Granting of stock options	-	(133,881)	90,114	-	-	509,004	465,237
Granting of options recognized	-	156,125	-	-	-	-	156,125
Payment of interest on capital on 02/28/2014 – declared after 12/31/2013 - R$ 0.5236 per share	-	-	(2,597,055)	-	-	-	(2,597,055)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	805,172	-	-	805,172
Remeasurements in liabilities of post-employment benefits	-	-	-	36,412	-	-	36,412
Net income	-	-	-	-	12,382,142	-	12,382,142
Appropriations:
Legal reserve	-	-	619,107	-	(619,107)	-	-
Statutory reserves	-	-	8,555,212	-	(8,555,212)	-	-
Dividends and interest on capital	-	-	-	-	(3,207,823)	-	(3,207,823)
Balance at 09/30/2014	75,000,000	892,700	23,415,789	(693,107)	-	(1,345,428)	97,269,954
Changes in the period	15,000,000	22,244	(8,332,622)	841,584	-	509,004	8,040,210

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	94

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

	Note	01/01 to 09/30/2014	01/01 to 09/30/2013
Adjusted net income		3,716,674	3,750,454
Net income		12,382,142	8,053,240
Adjustments to net income:		(8,665,468)	(4,302,786)
Granting of options recognized		156,125	165,422
Interest and foreign exchange expense from operations with subordinated debt		1,672,030	2,243,647
Deferred taxes		(52,636)	(614,528)
Equity in earnings of subsidiaries	15a I	(10,476,999)	(6,133,477)
Amortization of goodwill		43,308	43,308
Effects of changes in exchange rates on cash and cash equivalents		(7,346)	(7,225)
Other		50	67
Change in assets and liabilities		530,408	612,480
(Increase) decrease in other receivables and other assets		233,708	44,898
(Decrease) increase in other liabilities		296,700	567,582
Net cash provided by (used in) operating activities		4,247,082	4,362,934
Interest on capital / dividends received		6,447,485	8,166,995
(Increase) decrease in interbank investments		(2,560,776)	(5,049,564)
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		(544,851)	(944,075)
(Purchase) sale of investments		(1,117,744)	(259,985)
(Purchase) sale of fixed assets		-	10
(Purchase) sale of intangible assets		(23)	-
Net cash provided by (used in) investment activities		2,224,091	1,913,381
Increase (decrease) in deposits		(106,540)	104,110
Decrease in subordinated debt		(807,834)	(767,071)
(Increase) decrease in funds for issuance of securities		13,125	13,125
Granting of stock options		465,237	147,440
Purchase of treasury shares		-	(662,215)
Dividends and interest on capital paid		(6,072,419)	(5,145,831)
Net cash provided by (used in) financing activities		(6,508,431)	(6,310,442)

Net increase (decrease) in cash and cash equivalents		(37,258)	(34,127)

Cash and cash equivalents at the beginning of the period		252,881	141,514
Effects of changes in exchange rates on cash and cash equivalents		7,346	7,225
Cash and cash equivalents at the end of the period	4a and 5	222,969	114,612

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	95

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 09/30/2014	01/01 to 09/30/2013
Income		3,310,697	3,145,345
Financial operations		3,263,238	2,524,558
Other		47,459	620,787
Expenses of financial operations		(807,855)	(750,676)
Inputs purchased from third parties		(25,727)	(26,411)
Third-party services		(15,066)	(11,407)
Advertising, promotions and publication		(1,120)	(1,248)
Expenses for financial system services		(3,335)	(3,196)
Insurance		(6)	(2,639)
Other		(6,200)	(7,921)
Gross added value		2,477,115	2,368,258
Deprecitation and amortization		(43,358)	(28,939)
Net added value produced by the company		2,433,757	2,339,319
Added value received from transfer	15a I	10,476,999	6,133,477
Equity income		10,476,999	6,133,477
Total added value to be distributed		12,910,756	8,472,796
Distribution of added value		12,910,756	8,472,796
Personnel		191,724	183,759
Compensation		190,553	182,279
Benefits		950	1,136
FGTS – government severance pay fund		221	344
Taxes, fees and contributions		336,526	235,506
Federal		336,491	235,468
Municipal		35	38
Return on third parties’ assets - rent		364	291
Return on own assets		12,382,142	8,053,240
Dividends and interest on capital		3,207,823	2,137,760
Retained earnings (loss) for the period		9,174,319	5,915,480

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	96

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Exercise from January 1 to September 30, 2014 and 2013

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	97

Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates necessary to calculate accounting provisions and valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and intercompany balances and intercompany results have been eliminated on consolidation. The investment funds in which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income and for subsidiaries which functional currency is equal to that of the parent company and in Asset Valuation Adjustment for subsidiaries which functional currency is different from that of the parent company (Note 4s).

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on the purchase of investments and from the recording of transactions with minority stockholders where there is no change of control (Note 4q), net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger and acquisition by minority stockholders of REDE, is being amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	98

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements (Note 4j). By 12/31/2009, goodwill generated had been fully amortized in the periods investments were made.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the companies with total assets over R$ 150 million:

		Country of		Interest in voting capital at		Interest in total capital at
		Incorporation	Activity	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Banco Credicard S.A.	(1)	Brazil	Financial institution	-	-	-	-
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(Note 2c)	Brazil	Financial institution	60.00%	70.00%	60.00%	70.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(2)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	99.99%	100.00%	99.99%
Itaú BBA International PLC		United Kingdom	Financial institution	100.00%	99.99%	100.00%	99.99%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.	(Note 2c)	Brazil	Insurance	60.00%	-	60.00%	-
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
(1) Company merged in 08/31/2014 by Banco Itaucard S.A.

(2) Does not include Redeemable Preferred Shares (Note 10f).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	99

c)	Business development

REDE

On September 24, 2012, ITAÚ UNIBANCO HOLDING completed the auction of the Tender Public Offer (OPA) to cancel REDE’s listed company register, which occurred on October 18, 2012, pursuant to the OPA call notice published on August 23, 2012. As a result of the auction, ITAÚ UNIBANCO HOLDING started to hold 100.0% of REDE’s capital, with the acquisition of 335,413,093 common shares for R$ 11,752,183.

Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders should be recognized directly in consolidated stockholders' equity - caption Revenue Reserve.

Association agreement with Banco BMG S.A.

On July 9, 2012, ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303.177 at the base date of 2013.

On April 29, 2014, an agreement was entered into to establish the combination of payroll loan business of BMG and Itaú BMG Consignado, which will be concentrated in Itaú BMG Consignado. In reciprocity for this business combination, on July 25, 2014, a capital increase of Itaú BMG Consignado was carried out, fully subscribed and paid in by BMG in the amount of R$ 181.086. The possibility of this combination was already set forth in the investment agreement of December 13, 2012, which governs the association. After this capital increase, ITAÚ UNIBANCO HOLDING will hold a sixty per cent (60%) interest in the total and voting capital of Itaú BMG Consignado and BMG will hold the remaining forty per cent (40%).

Accordingly, as from July 25, 2014 and throughout the period of the Association, Itaú BMG Consignado will be the exclusive vehicle of BMG and its controlling shareholders for the offer, in the Brazilian territory, of payroll loans, provided that certain exceptions are observed for a maximum period of six (6) months counted from the date on which the capital of Itaú BMG Consignado is increased.

It is estimated that this transaction will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will continue to consolidate Itaú BMG Consignado in its financial statements.

Credicard

On May 14, 2013, Itaú Unibanco Holding, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Credicard and Credicard Promotora de Vendas, including “Credicard” brand, for the amount of R$ 2,948,410 (monetarily restated). The transaction has given rise to goodwill of R$ 1,878,840, which is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled on December 20, 2013.

Banco Credicard and Credicard Promotora de Vendas are the entities responsible for the supply and distribution of financial products and services under the “Credicard” brand, principally personal loans and credit cards. In view of this transaction, ITAÚ UNIBANCO HOLDING now fully consolidates Banco Credicard and Credicard Promotora de Vendas in the consolidated financial statements from December, 2013. Banco Credicard merged with Banco Itaucard S.A. on August 31,/2014.

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BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING, through Banco Itaú BMG Consignado S.A. (“JV”), which is an entity indirectly controlled by ITAÚ UNIBANCO HOLDING signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby JV agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A.

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora signed exclusivity agreements with Banco BMG S.A and with the JV for the purpose of distributing insurance products to be offered jointly with the products distributed by these financial institutions.

The approval by the Central Bank of Brazil was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R$ 88,138. This acquisition has not had any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING, which has consolidated the transaction in its financial statements since January, 2014.

Citibank N.A. Uruguay Branch

On June 28, 2013, ITAU UNIBANCO HOLDING, through its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As a result of this transaction, BIU will assume a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which in 2012 represented slightly more than 6% of the Uruguayan market share.

The amount involved in the transaction is not material for ITAU UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

The closing of the transaction was subject to the fulfillment of certain conditions precedent, including the approval by competent regulatory authorities, which was obtained on December 10, 2013.

Partnership with Fiat

On August 20, 2013, ITAÚ UNIBANCO HOLDING announced that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

The amount involved in the transaction is not material for ITAÚ UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions to merge the operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

The operation will be realized by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING or one of its subsidiaries, (ii) merger of BIC into CorpBanca, with the cancellation of BIC shares and the issuance of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders' meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING and 32.92% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia S.A. into the operations of Itaú CorpBanca or its subsidiaries.

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Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING, which will enter into a stockholders’ agreement with Corp Group when the operation is concluded. This agreement will entitle ITAU UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairmen of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairmen by ITAÚ UNIBANCO HOLDING. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAU UNIBANCO HOLDING and Corp Group, and also to third parties.

It is estimated that this operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will consolidate Itaú CorpBanca in its financial statements.

The effectiveness of this operation is subject to the satisfaction of certain conditions precedent, including the aforementioned approval by the stockholders’ meeting of CorpBanca and regulatory approvals in Chile, Panama and Colombia. On October 15, 2014, BACEN approved the operation.

Major Risk Insurance Operation

ITAÚ UNIBANCO HOLDING, whereby its subsidiary Itaú Unibanco S.A., signed on July 4th, 2014 a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”) whereby Itaú Unibanco and some of its subsidiaries have undertaken to sell their total stakes in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

ISSC has the ITAÚ UNIBANCO HOLDING’s major risk insurance operations, the clients of which are middle market and large corporations with policies representing high insured values. The necessary measures for completion of spinoff process are already in progress. This operation was approved by the Administrative Council for Economic Defense (CADE) on September 15, 2014 and by SUSEP on October 09, 2014.

Based on pro-forma data for December 31, 2013, the major risk insurance operation comprises the following: net equity value of R$ 364 million, assets of R$ 5.8 billion and technical reserves of R$ 4.6 billion.

After certain conditions established in the agreement are fulfilled, ACE paid R$ 1.515 billion to ITAÚ UNIBANCO HOLDINGand its subsidiaries. The transfer of these shares and the financial settlement of the operation were carried out on October 31, 2014, in which the amount paid by ACE is subject to price adjustment according to the difference in the positions of Stockholders’ Equity between the pro forma balance sheet date and the closing balance sheet date.

It is estimated that the operation will have an accounting effect, before tax, of R$ 1.1 billion on fourth quarter ITAÚ UNIBANCO HOLDING's results.

The sale of this operation reflects ITAÚ UNIBANCO HOLDING’s strategy of commercializing the mass-market insurance products typically related to retail banking.

Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

The subsidiaries of ITAÚ UNIBANCO HOLDING, in conjunction with other financil institutions, on July 17, 2014 signed a new Shareholders Agreement of TecBan, that will revoke and substitute the current shareholders agreement as soon as it comes into effect.

In addition to the usual provisions in shareholders agreements such as rules on governance and the transfer of shares, the Shareholders Agreement provides that within approximately 4 (four) years as from the date it comes into effect, the Parties shall have substituted part of their external network of Automatic Teller Machines (“ATM”) for Banco24Horas Network ATMs, which are and shall continue to being managed by TecBan. As a general rule, the external ATM network can be considered those ATMs located outside the branch banking environment or where access is not restricted, exclusive or controlled such as for example such equipment installed in shopping centers, gasoline service stations, supermarkets etc.

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In line with the worldwide tendency towards best practice in the industry, the Parties constituting Brazil’s leading retail banks will consolidate their external ATM networks on the Banco24Horas Network terminals, generating increased efficiency, greater quality and capillarity of customer service. It should also be pointed out that in addition to the Parties, approximately 40 (forty) other banks are clients of TecBan. Consequently, this growth in the Banco24Horas Network will also significantly benefit these institutions and their respective customers.

The entry into effect of the Shareholders Agreement is subject to certain requisite conditions, among which, approval by the appropriate regulatory authorities.

It is estimated that this operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING.

Maxi Pago

In September 2014 ITAU UNIBANCO HOLDING, through its subsidiary Rede (Redecard S.A.), entered into a share purchase agreement with the controlling parties of MaxiPago Serviços de Internet S.A., a payments gateway company featuring network interconnection for mobile electronic payments.

Subject to precedent conditions and approval of regulatory bodies, this agreement provides for the acquisition of 35,261 common shares of MaxiPago, which represents 75% of total stock and voting capital.

It is estimated that this operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING.

MCC Securities and MCC Corredora de Bolsa

In July 2011 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Secutires.

In June 2012 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Corredora de Bolsa.

August 2014, the aforementioned parties entered into a new agreement for acquiring in advance the remaining shares of MCC Securities and MCC Corredora de Bolsa for amounts US$ 32.7 million and US$ 6.7 million respectively.

Accordingly, with this operation ITAÚ UNIBANCO HOLDING validates its relevant share in the Chilean private banking market, as it now fully consolidates MCC Securities and MCC Corredora de Bolsa in its financial statements beginning in August 2014.

Via Varejo

On October 1, 2014 ITAU UNIBANCO HOLDING informed that, in view of the early termination by Via Varejo of the operating agreements for the offer of extended warranty insurance in the “Ponto Frio” and “Casas Bahia” stores, its subsidiary Itaú Seguros S.A. will receive from Via Varejo the cash amount of R$584 million, mainly related to the refund of amounts disbursed pursuant to these agreements, duly restated.

This operation is not expected to have significant effects on the results of ITAU UNIBANCO HOLDING.

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Note 3 – Requirements of capital and fixed asset limits

a) Basel and fixed asset ratios

Represented below are the main indicators at September 30, 2014, according to present regulation which defines the Financial Conglomerate as the calculation basis:

Financial
conglomerate (1)
Referential equity (2)	124,724,337
Basel ratio	16.6%
Tier I	12.1%
Common Equity	12.1%
Additional Capital	0.0%
Tier II	4.5%
Fixed assets ratio	49.4%
Excess capital in relation to fixed assets	724,360
(1)	Consolidated financial statements including financial companies only. From October, 2013, according to Resolutions No. 4,278, this is the calculation basis;
(2)	According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013 and No. 4,311, of February 20, 2014, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

Management considers the current Basel ratio (16.6%, based on Financial consolidated, of which 12.1% of Common Equity and Tier I and 4.5% of Tier II) to be adequate, taking into account that this current Basel ratio exceeds the minimum required by the authorities (11.0%) by 5.6 percent.

CMN Resolutions No. 4,192, of March 1st, 2013, No. 4,278 of October 21, 2013 and No.4,311 of February 20, 2014, provide for the criteria for computation of the Regulatory Capital Minimum Requirements Referential Equity (PRE), Tier I, Capital Principal and Resolution No. 4,193, of March 1st, 2013, which introduces the Additional Capital Principal.In order to calculate the risk portions, the procedures from Circular No 3,644, of March 04, 2013, No. 3,652 of March 26, 2013, No. 3,679, of October 31, 2013, No. 3,696 of January 3rd, 2014 and No. 3,714 of August 20, 2014, were followed for credit risk; of the procedures from Circulars Nos. 3,634, 3,635, 3,636, 3,637, 3,638, 3,639, 3,641 and 3,645, of March 04, 2013 and 3,677, of October 31, 2013 and Circular Letters Nos. 3,498 and 3,499, of April 8, 2011 were followed for market risk; and the procedures from Circulars No. 3,640, of March 04, 2013 and No. 3,675, October 31, 2013 and Circular Letters No. 3,625, of December 27, 2013 were followed for operational risk. For the operational risk portion, ITAÚ UNIBANCO HOLDING CONSOLIDATED opted to use the Alternative Standardized Approach.

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The referential equity used for the calculation of ratios and the risk-weighted assets at September 30, 2014, are as follows:

	Financial conglomerate
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	90,776,022
Minority interest in subsidiaries	2,240,108
Changes in ownership interest in a subsidiary from capital transaction	5,201,167
Consolidated stockholders’ equity (BACEN)	98,217,297
Preferred shares with clause of redemption excluded from Tier I	(963,462)
Common Equity deductions	(6,114,024)
Common Equity Tier I	91,139,811
Instruments eligible to comprise Additional Tier I	-
Additional Tier I deductions	29,556
Additional Tier I Capital	29,556
Tier I (Common Equity + Additional Capital)	91,169,367
Instruments eligible to comprise Tier II	33,546,949
Tier II deductions	8,021
Tier II	33,554,970
Regulatory Capital (Tier I + Tier II)	124,724,337
Risk-weighted assets	751,447,870
Risk-weighted assets of credit risk (RWACPAD)	687,782,898	91.5%
a) Per weighting factor (FPR):
FPR at 2%	69,999	0.0%
FPR at 20%	3,456,048	0.5%
FPR at 35%	7,711,406	1.0%
FPR at 50%	34,346,645	4.6%
FPR at 75%	141,701,067	18.9%
FPR at 85%	139,582,988	18.6%
FPR at 100%	291,637,842	38.8%
FPR at 250%	33,747,456	4.5%
FPR at 300%	17,421,064	2.3%
FPR at 1250%	6,947,924	0.9%
Derivatives – Future potential gain and Variation of the counterparty credit quality Minimum Required Regulatory Capital	11,160,459	1.5%
b) Per type:
Securities	41,004,657	5.5%
Loan operations - retail	116,085,630	15.4%
Loan operations – non-retail	215,887,595	28.7%
Joint obligations - retail	320,325	0.0%
Joint obligations – non-retail	65,235,300	8.7%
Loan commitments - retail	25,291,883	3.4%
Loan commitments – non-retail	23,808,219	3.2%
Other exposures	200,149,289	26.6%
Risk-weighted assets of operational risk (RWAOPAD)	36,817,027	4.9%
Retail	7,079,392	0.9%
Commercial	13,428,533	1.8%
Corporate finance	1,132,132	0.2%
Negotiation and sales	8,255,604	1.1%
Payments and settlements	2,856,379	0.4%
Financial agent services	2,030,866	0.3%
Asset management	2,029,595	0.3%
Retail brokerage	4,526	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk:	26,847,945	3.6%
Gold, foreign currency and operations subject to foreign exchange variation (RWACAM)	12,244,164	1.6%
Operations subject to interest rate variation	12,635,818	1.7%
Fixed rate denominated in Real (RWAJUR1)	3,676,164	0.5%
Foreign currency coupon (RWAJUR2)	4,445,709	0.6%
Price index coupon (RWAJUR3)	4,301,982	0.6%
Interest rate coupon (RWAJUR4)	211,963	0.0%
Operations subject to commodity price variation (RWACOM)	1,000,327	0.1%
Operations subject to stock price variation (RWAACS)	967,636	0.1%
RWA	751,447,870	100.0%
Minimum Required Regulatory Capital	82,659,266	0.0%
Excess capital in relation to Minimum Required Regulatory Capital	42,065,071	50.9%
Ratio (%)	16.6%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	2,301,231

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During this period, the effects of the changes in legislation and balances were as follows:

	Financial conglomerate
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect
Ratio at 12/31/2013	125,143,549	755,441,023	16.6%
Net income for the period	13,386,609	-	1.8%
Interest on capital and dividends	(5,804,878)	-	-0.8%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	36,412	-	0.0%
Granting of options recognized	156,125	-	0.0%
Granting of stock options – exercised options in the period	465,239	-	0.1%
Asset valuation adjustment	805,172	-	0.1%
Deductions in referential equity	(5,438,082)	-	-0.7%
Deferred assets excluded from Tier I of referential equity	(4,193,369)	-	-0.6%
Other changes in referential equity	167,560	-	0.0%
Changes in risk exposure	-	(3,993,153)	0.1%
Ratio at 09/30/2014	124,724,337	751,447,870	16.6%

b) Capital for insurance activity

CNSP – Conselho Nacional de Seguros Privados (National Council for Private Insurance) published on February 18, 2013 Rules No. 280 (revoked Rule No. 411 of December 22, 2010), No. 283 and No. 284. As of December 23, 2013, CNSP modified capital requirements publishing Rule No. 302 (revoked Rule No. 282 of February 18, 2013 and changed Rules nº 228 e 280). These rules establish general guidelines for the operation of insurance companies and capital requirements for underwriting and operational risk. In January 2011, CNSP Rule No. 228 of December 6, 2010 provided criteria for additional credit risk capital requirements for insurance companies.

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Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

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•	Net Investment Hedge in Foreign Operations - It is accounted for similarly to a cash flow hedge, i.e., the portion of gains or losses on the hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the case of a disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)	Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - these assets are stated at cost of acquisition or construction, less accumulated depreciation, and are adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations the adjustments to market value are supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of (i) the goodwill amount paid on acquisition of the company, transferred to intangible assets in view of the transfer of the adquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in appraisal reports; (ii) rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and (iii) software and customer portfolios, amortized over a term varying from five to ten years.

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l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - insurance premiums, accepted coinsurances and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I - Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 464, of March 1, 2013;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP current legislation as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 464, of March 1, 2013.

II - The technical provisions of insurance, pension plan and capitalization are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

II.I-	Insurance and pension plan:

•	Provision for unearned premiums – it is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, under the pro rata-die criterion.The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – it is recognized for the coverage of amounts payable related to lump-sum payments and income overdue of claims reported up to the calculation base date, but not paid yet. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.

•	Provision for claims incurred and not reported - IBNR – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - it is recognized for the coverage of commitments assumed with participants or insured, based on the assumptions established in the agreement, while the triggering event of the benefit and/or indemnity does not occur. The provision is calculated in accordance with methodologies approved in the technical actuarial note of the product.

•	Mathematical provisions for granted benefits - it is recognized after the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, based on the assumptions established in the agreement. The provision is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	109

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, in accordance with regulation in force, in the event it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of claims, benefits and indemnities.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with claims, benefits and indemnities, due to events incurred and to be incurred.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprises the portion of the amounts collected for capitalization. It includes monetary restatement and interest, as from the beginning of the validity date.

•	Provision for redemption – recognized as from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of the financial settlement or the date the evidence of payment of the obligation is received

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each certificate, which raffles have been funded, but that, at the recognition date, have not yet been realized.

•	Provision for raffles payable – recognized as from the date the raffle is drawn until the date of the financial settlement or the date the evidence of payment of the obligation is received, or in conformity with other cases provided by law.

•	Supplementary provision for raffles – recognized to supplement the Provision for raffles unrealized, and is used for coverage of possible insufficient amounts related to the expected amount of raffles to be drawn.

•	Provision for administrative expenses - recognized for the coverage of expected amounts related to the administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	110

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15.00%. For non-financial and pension plan subsidiaries, the rate is 9.00%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with minority stockholders - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders is recognized directly in consolidated stockholders' equity.

r)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	111

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in asset valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in asset valuation adjustments in the period in which they occur.

s)	Foreign currency translation

I- Functional and presentation currency

The financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CVM deliberation CVM nº 640/10.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from currency translation are recorded in asset valuation adjustments.

II - Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in asset valuation adjustments until derecognition or impairment.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	112

Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	09/30/2014	09/30/2013
Cash and cash equivalents	16,636,451	14,466,493
Interbank deposits	9,663,586	12,407,063
Securities purchased under agreements to resell – Funded position	13,055,985	25,587,072
Total	39,356,022	52,460,628

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	09/30/2014	09/30/2013
Cash and cash equivalents	104,902	45,720
Interbank deposits	65,373	-
Securities purchased under agreements to resell – Funded position	52,694	68,892
Total	222,969	114,612

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	113

Note 6 - Interbank investments

	09/30/2014						09/30/2013
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	146,568,352	44,302,627	5,001,477	17,648	195,890,104	90.0	169,581,189	87.8
Funded position (*)	26,302,773	14,338,061	1,684,924	17,648	42,343,406	19.4	35,331,388	18.3
Financed position	117,681,963	9,085,582	1,630,340	-	128,397,885	59.0	103,531,872	53.6
With free movement	1,796,579	9,085,582	1,630,340	-	12,512,501	5.7	53,025,572	27.5
Without free movement	115,885,384	-	-	-	115,885,384	53.3	50,506,300	26.1
Short position	2,583,616	20,878,984	1,686,213	-	25,148,813	11.6	30,717,929	15.9
Money market – Assets Guaranteeing Technical Provisions - SUSEP	3,201,679	-	-	-	3,201,679	1.5	3,107,401	1.6
Interbank deposits	9,957,117	4,047,019	3,827,196	615,174	18,446,506	8.5	20,574,721	10.6
Total	159,727,148	48,349,646	8,828,673	632,822	217,538,289		193,263,311
% per maturity term	73.4	22.2	4.1	0.3
Total – 09/30/2013	105,394,826	76,736,159	10,327,875	804,451	193,263,311
% per maturity term	54.6	39.7	5.3	0.4

(*)	Includes R$ 6,482,186 (R$ 3,916,589 at 09/30/2013) related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 52,694 (R$ 68,892 at 09/30/2013), Interbank deposits with maturity of 0 to 30 days amounting to R$ 40,280 of 31 to 180 days to R$ 25,093 (R$ 115,364 at 09/30/2013), with maturity of 181 to 365 days amounting to R$ 3,291,054 (R$ 149 at 09/30/2013 and over 365 days amounting to R$ 37,337,265 (R$ 38,338,051 at 09/30/2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	114

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	09/30/2014											09/30/2013
		Adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	100,543,352	(371,038)	(508,721)	99,663,593	35.2	680,410	6,325	8,062,531	12,076,595	6,038,779	72,798,953	120,219,251
Financial treasury bills	21,861,986	(789)	(82)	21,861,115	7.7	-	-	7,193,604	9,130,733	873,876	4,662,902	28,069,973
National treasury bills	15,938,375	(67,952)	(72,084)	15,798,339	5.6	676,284	-	202,023	1,332,581	1,768,223	11,819,228	31,338,362
National treasury notes	40,695,881	(332,583)	(400,435)	39,962,863	14.1	4,119	5,108	128,454	1,307,226	3,390,101	35,127,855	40,432,329
National treasury/securitization	261,972	(89)	(2,703)	259,180	0.1	7	1,217	90	1,640	2,635	253,591	279,549
Brazilian external debt bonds	21,785,138	30,375	(33,417)	21,782,096	7.7	-	-	538,360	304,415	3,944	20,935,377	20,099,038
Government securities - abroad	11,939,298	11,607	(68,310)	11,882,595	4.1	556,250	1,906,519	3,165,611	3,239,542	1,969,018	1,045,655	9,187,987
Germany	163,953	2,003	-	165,956	0.1	-	-	-	-	-	165,956	30,046
Argentina	68,799	6,591	-	75,390	-	53,221	11,142	-	94	1,565	9,368	94,546
Belgium	156,545	(1,207)	184	155,522	0.1	-	-	52,839	-	-	102,683	185,113
Chile	1,381,898	(28)	7,633	1,389,503	0.5	227,988	155,685	958,667	19,025	27,171	967	938,881
Colombia	138,102	1,670	-	139,772	-	-	-	50	4	139,145	573	294,565
Korea	2,911,379	-	-	2,911,379	1.0	-	1,129,430	-	1,327,734	454,215	-	2,455,010
Denmark	3,649,323	-	-	3,649,323	1.3	231,150	295,485	1,488,249	910,101	724,338	-	2,979,908
Spain	782,808	-	-	782,808	0.3	-	-	-	782,808	-	-	-
United States	1,056,869	2,736	(3,862)	1,055,743	0.4	-	163,961	359,554	-	189,093	343,135	803,920
France	126,948	-	1,903	128,851	-	-	-	-	15,794	32,828	80,229	84,316
Netherlands	127,753	-	1,988	129,741	-	-	-	-	-	-	129,741	58,096
Mexico	1,096	(9)	-	1,087	-	-	-	-	-	-	1,087	259,035
Paraguay	1,046,526	-	(69,322)	977,204	0.3	38,436	114,765	261,710	49,321	388,925	124,047	545,095
Uruguay	315,720	(133)	(6,387)	309,200	0.1	1,249	36,051	44,532	134,661	11,738	80,969	450,857
Other	11,579	(16)	(447)	11,116	-	4,206	-	10	-	-	6,900	8,599
Corporate securities	63,951,804	30,150	202,071	64,184,025	22.6	6,465,639	3,106,395	4,103,899	7,768,048	10,166,777	32,573,267	51,060,273
Shares	3,015,314	(33,606)	(69,197)	2,912,511	1.0	2,912,511	-	-	-	-	-	3,137,958
Rural product note	1,418,404	-	(13,960)	1,404,444	0.5	444,632	217,097	114,956	194,298	73,665	359,796	637,420
Bank deposit certificates	807,785	245	107	808,137	0.3	321,282	157,045	144,854	99,443	85,033	480	1,799,058
Securitized real estate loans	14,645,480	22	32,810	14,678,312	5.2	61,270	163,322	88,102	741,781	1,075,800	12,548,037	8,825,882
Fund quotas	1,010,868	12,869	5,249	1,028,986	0.3	1,024,597	-	4,389	-	-	-	1,169,587
Credit rights	139,684	-	-	139,684	-	139,684	-	-	-	-	-	253,089
Fixed income	647,470	(186)	(3)	647,281	0.2	642,892	-	4,389	-	-	-	678,756
Variable income	223,714	13,055	5,252	242,021	0.1	242,021	-	-	-	-	-	237,742
Debentures	21,111,472	2,545	207,609	21,321,626	7.5	154,344	252,022	470,159	2,098,702	2,365,321	15,981,078	16,133,623
Eurobonds and others	6,893,549	48,142	62,372	7,004,063	2.5	217,335	245,756	656,996	916,395	1,908,161	3,059,420	5,490,210
Financial bills	13,191,728	-	(18,417)	13,173,311	4.7	969,474	1,575,424	2,035,885	3,605,174	4,611,591	375,763	12,038,898
Promissory notes	1,475,437	-	28	1,475,465	0.5	360,194	485,695	588,558	41,018	-	-	1,185,829
Other	381,767	(67)	(4,530)	377,170	0.1	-	10,034	-	71,237	47,206	248,693	641,808
PGBL/VGBL fund quotas (1)	92,882,121	-	-	92,882,121	33.0	92,882,121	-	-	-	-	-	79,779,392
Subtotal - securities	269,316,575	(329,281)	(374,960)	268,612,334	94.9	100,584,420	5,019,239	15,332,041	23,084,185	18,174,574	106,417,875	260,246,903
Trading securities	161,707,343	(329,281)	-	161,378,062	57.0	97,004,038	242,585	9,467,305	14,192,608	8,168,959	32,302,567	172,739,465
Available-for-sale securities	75,741,994	-	(374,960)	75,367,034	26.6	3,536,537	4,605,451	5,765,471	8,104,890	8,937,853	44,416,832	83,798,189
Held-to-maturity securities (2)	31,867,238	-	-	31,867,238	11.3	43,845	171,203	99,265	786,687	1,067,762	29,698,476	3,709,249
Derivative financial instruments	12,375,463	2,120,074	-	14,495,537	5.1	3,281,115	2,073,845	1,891,086	2,528,185	792,330	3,928,976	11,862,982
Total securities and derivative financial instruments (assets)	281,692,038	1,790,793	(374,960)	283,107,871	100.0	103,865,535	7,093,084	17,223,127	25,612,370	18,966,904	110,346,851	272,109,885

Derivative financial instruments (liabilities)	(14,516,452)	(1,737,430)	50,854	(16,203,028)	100.0	(2,748,281)	(2,206,878)	(1,710,262)	(1,862,089)	(1,169,852)	(6,505,666)	(9,205,180)
(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Unrecorded positive adjustment to market value in the amount of R$ 858,979 (R$ 742,646 at 09/30/2013), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	115

b) Summary by portfolio

	09/30/2014
		Restricted to
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
Government securities - domestic	69,376,440	13,666,930	5	1,988,331	8,610,933	-	6,020,954	99,663,593
Financial treasury bills	9,904,341	544,734	5	1,866,901	8,606,522	-	938,612	21,861,115
National treasury bills	11,719,134	4,066,547	-	12,658	-	-	-	15,798,339
National treasury notes	31,780,729	3,028,719	-	66,662	4,411	-	5,082,342	39,962,863
National treasury / Securitization	259,180	-	-	-	-	-	-	259,180
Brazilian external debt bonds	15,713,056	6,026,930	-	42,110	-	-	-	21,782,096
Government securities - abroad	11,417,436	270,567	-	184,597	-	-	9,995	11,882,595
Germany	9,710	156,246	-	-	-	-	-	165,956
Argentina	74,670	720	-	-	-	-	-	75,390
Belgium	155,522	-	-	-	-	-	-	155,522
Chile	1,312,976	51,866	-	14,666	-	-	9,995	1,389,503
Colombia	139,772	-	-	-	-	-	-	139,772
Korea	2,911,379	-	-	-	-	-	-	2,911,379
Denmark	3,649,323	-	-	-	-	-	-	3,649,323
Spain	782,808	-	-	-	-	-	-	782,808
United States	891,782	-	-	163,961	-	-	-	1,055,743
France	128,851	-	-	-	-	-	-	128,851
Netherlands	129,741	-	-	-	-	-	-	129,741
Mexico	1,087	-	-	-	-	-	-	1,087
Paraguay	938,768	38,436	-	-	-	-	-	977,204
Uruguay	279,933	23,297	-	5,970	-	-	-	309,200
Other	11,114	2	-	-	-	-	-	11,116
Corporate securities	51,870,288	5,434,959	-	453,935	-	-	6,424,843	64,184,025
Shares	2,885,605	-	-	26,906	-	-	-	2,912,511
Rural product note	1,404,444	-	-	-	-	-	-	1,404,444
Bank deposit certificates	562,521	158,653	-	10,005	-	-	76,958	808,137
Securitized real estate loans	14,677,093	-	-	-	-	-	1,219	14,678,312
Fund quotas	598,783	-	-	52	-	-	430,151	1,028,986
Credit rights	77,954	-	-	-	-	-	61,730	139,684
Fixed income	278,808	-	-	52	-	-	368,421	647,281
Variable income	242,021	-	-	-	-	-	-	242,021
Debentures	20,114,397	-	-	314,223	-	-	893,006	21,321,626
Eurobonds and other	1,671,368	5,276,306	-	56,389	-	-	-	7,004,063
Financial bills	8,149,802	-	-	-	-	-	5,023,509	13,173,311
Promissory notes	1,475,465	-	-	-	-	-	-	1,475,465
Other	330,810	-	-	46,360	-	-	-	377,170
PGBL/VGBL fund quotas	-	-	-	-	-	-	92,882,121	92,882,121
Subtotal - securities	132,664,164	19,372,456	5	2,626,863	8,610,933	-	105,337,913	268,612,334
Trading securities	45,894,126	5,119,073	5	1,682,973	8,610,933	-	100,070,952	161,378,062
Available-for-sale securities	62,534,404	9,536,729	-	943,887	-	-	2,352,014	75,367,034
Held-to-maturity securities	24,235,634	4,716,654	-	3	-	-	2,914,947	31,867,238
Derivative financial instruments	-	-	-	-	-	14,495,537	-	14,495,537
Total securities and derivative financial instruments (assets)	132,664,164	19,372,456	5	2,626,863	8,610,933	14,495,537	105,337,913	283,107,871
Total securities and derivative financial instruments (assets) – 09/30/2013	104,964,356	43,862,583	46,674	7,521,779	12,983,586	11,862,982	90,867,925	272,109,885

(*) Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	116

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	09/30/2014										09/30/2013
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	56,444,283	(371,038)	56,073,245	34.8	680,406	6,196	8,016,741	11,772,244	5,267,347	30,330,311	81,567,557
Financial treasury bills	21,089,077	(789)	21,088,288	13.1	-	-	7,184,845	8,983,339	821,364	4,098,740	27,044,973
National treasury bills	6,339,488	(67,952)	6,271,536	3.9	676,284	-	202,023	1,332,581	1,768,223	2,292,425	23,285,181
National treasury notes	27,287,390	(332,583)	26,954,807	16.7	4,115	4,979	128,295	1,150,269	2,671,181	22,995,968	28,931,638
National treasury / Securitization	6,698	(89)	6,609	0.0	7	1,217	90	1,640	2,635	1,020	9,322
Brazilian external debt bonds	1,721,630	30,375	1,752,005	1.1	-	-	501,488	304,415	3,944	942,158	2,296,443
Government securities - abroad	1,056,004	11,607	1,067,611	0.6	92,366	35,923	451,140	10,010	197,214	280,958	1,117,090
Germany	163,953	2,003	165,956	0.1	-	-	-	-	-	165,956	-
Argentina	68,771	6,591	75,362	0.0	53,193	11,142	-	94	1,565	9,368	94,544
Belgium	103,890	(1,207)	102,683	0	-	-	-	-	-	102,683	66,484
Chile	77,964	(28)	77,936	-	-	1,098	76,432	-	-	406	17,558
Colombia	138,102	1,670	139,772	0	-	-	50	4	139,145	573	294,566
United States	410,781	2,736	413,517	0.3	-	-	359,554	-	53,963	-	333,935
Mexico	1,096	(9)	1,087	0.0	-	-	-	-	-	1,087	259,035
Paraguay	38,436	-	38,436	0.0	38,436	-	-	-	-	-	-
Uruguay	52,110	(133)	51,977	0.0	737	23,683	15,104	9,912	2,541	-	48,345
Other	901	(16)	885	-	-	-	-	-	-	885	2,623
Corporate securities	11,324,935	30,150	11,355,085	7.0	3,349,145	200,466	999,424	2,410,354	2,704,398	1,691,298	10,275,426
Shares	2,177,681	(33,606)	2,144,075	1.3	2,144,075	-	-	-	-	-	1,905,756
Bank deposit certificates	96,514	245	96,759	0.1	5,602	5,644	-	-	85,033	480	102,227
Securitized real estate loans	3,298	22	3,320	0.0	1,342	-	-	-	-	1,978	17,598
Fund quotas	848,314	12,869	861,183	0.5	861,183	-	-	-	-	-	943,000
Credit rights	68,207	-	68,207	0.0	68,207	-	-	-	-	-	84,356
Fixed income	594,130	(186)	593,944	0.4	593,944	-	-	-	-	-	661,387
Variable income	185,977	13,055	199,032	0.1	199,032	-	-	-	-	-	197,257
Debentures	1,193,022	2,545	1,195,567	0.7	154,344	66,392	42,224	-	186,252	746,355	1,795,739
Eurobonds and other	1,382,392	48,142	1,430,534	0.9	182,599	28,689	403,188	51,052	151,882	613,124	1,409,578
Financial bills	5,617,043	-	5,617,043	3.5	-	99,741	554,012	2,359,302	2,281,231	322,757	4,049,963
Promissory notes	-	-	-	0.0	-	-	-	-	-	-	20,648
Others	6,671	(67)	6,604	0.0	-	-	-	-	-	6,604	30,917
PGBL/VGBL fund quotas	92,882,121	-	92,882,121	58	92,882,121	-	-	-	-	-	79,779,392
Total	161,707,343	(329,281)	161,378,062	100.0	97,004,038	242,585	9,467,305	14,192,608	8,168,959	32,302,567	172,739,465
% per maturity term					60.0	0.2	5.9	8.8	5.1	20.0
Total – 09/30/2013	173,532,047	(792,582)	172,739,465	100.0	83,712,903	187,524	7,726,017	16,683,017	35,488,031	28,941,973
% per maturity term					48.4	0.1	4.5	9.7	20.5	16.8

At September 30, 2014, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Corporate Securities – Bank deposit certificates amounting to R$ 12,487,433 with maturity over 720 days (R$ 11,358,780 of 09/30/2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	117

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	09/30/2014										09/30/2013
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	24,296,925	(508,721)	23,788,204	31.5	4	129	45,790	254,142	771,432	22,716,707	35,016,309
Financial treasury bills	772,909	(82)	772,827	1.0	-	-	8,759	147,394	52,512	564,162	1,025,000
National treasury bills	3,191,454	(72,084)	3,119,370	4.1	-	-	-	-	-	3,119,370	8,053,180
National treasury notes	9,548,689	(400,435)	9,148,254	12.1	4	129	159	106,748	718,920	8,322,294	7,865,307
National treasury / Securitization	255,274	(2,703)	252,571	0.3	-	-	-	-	-	252,571	270,227
Brazilian external debt bonds	10,528,599	(33,417)	10,495,182	14.0	-	-	36,872	-	-	10,458,310	17,802,595
Government securities - abroad	10,859,984	(68,310)	10,791,674	14.3	463,884	1,870,596	2,700,275	3,229,532	1,771,804	755,583	8,049,674
Germany	-	-	-	-	-	-	-	-	-	-	30,046
Argentina	28	-	28	0.0	28	-	-	-	-	-	-
Belgium	52,655	184	52,839	0.1	-	-	52,839	-	-	-	118,629
Chile	1,303,934	7,633	1,311,567	1.7	227,988	154,587	882,235	19,025	27,171	561	921,323
Korea	2,911,379	-	2,911,379	3.9	-	1,129,430	-	1,327,734	454,215	-	2,455,010
Denmark	3,649,323	-	3,649,323	4.8	231,150	295,485	1,488,249	910,101	724,338	-	2,979,908
Spain	782,808	-	782,808	1.0	-	-	-	782,808	-	-	-
United States	646,088	(3,862)	642,226	0.9	-	163,961	-	-	135,130	343,135	469,985
France	126,948	1,903	128,851	0.2	-	-	-	15,794	32,828	80,229	84,316
Netherlands	127,753	1,988	129,741	0.2	-	-	-	-	-	129,741	58,096
Paraguay	1,008,090	(69,322)	938,768	1.2	-	114,765	261,710	49,321	388,925	124,047	545,096
Uruguay	240,313	(6,387)	233,926	0.3	512	12,368	15,232	124,749	9,197	71,868	381,300
Other	10,665	(447)	10,218	0.0	4,206	-	10	-	-	6,002	5,965
Corporate securities	40,585,085	202,071	40,787,156	54.2	3,072,649	2,734,726	3,019,406	4,621,216	6,394,617	20,944,542	40,732,206
Shares	837,633	(69,197)	768,436	1.0	768,436	-	-	-	-	-	1,232,202
Rural product note	1,418,404	(13,960)	1,404,444	1.9	444,632	217,097	114,956	194,298	73,665	359,796	637,421
Bank deposit certificate	711,268	107	711,375	0.9	315,677	151,401	144,854	99,443	-	-	1,696,832
Securitized real estate loans	2,611,205	32,810	2,644,015	3.5	16,086	2,153	3,033	5,303	8,038	2,609,402	8,808,284
Fund quotas	162,554	5,249	167,803	0.3	163,414	-	4,389	-	-	-	226,587
Credit rights	71,477	-	71,477	0.1	71,477	-	-	-	-	-	168,733
Fixed income	53,340	(3)	53,337	0.1	48,948	-	4,389	-	-	-	17,369
Variable income	37,737	5,252	42,989	0.1	42,989	-	-	-	-	-	40,485
Debentures	19,918,450	207,609	20,126,059	26.7	-	185,630	427,935	2,098,702	2,179,069	15,234,723	14,337,883
Eurobonds and other	5,510,387	62,372	5,572,759	7.4	34,736	217,067	253,808	865,343	1,756,279	2,445,526	4,027,991
Financial nills	7,574,685	(18,417)	7,556,268	10.0	969,474	1,475,683	1,481,873	1,245,872	2,330,360	53,006	7,988,935
Promissory notes	1,475,437	28	1,475,465	2.0	360,194	485,695	588,558	41,018	-	-	1,165,181
Other	365,062	(4,530)	360,532	0.5	-	-	-	71,237	47,206	242,089	610,890
Total	75,741,994	(374,960)	75,367,034	100.0	3,536,537	4,605,451	5,765,471	8,104,890	8,937,853	44,416,832	83,798,189
Adjustments of securities reclassified to the held-to-maturity category		(660,316)			4.7	6.1	7.6	10.8	11.9	58.9
Minority interest in subsidiaries		5,683
Accounting adjustment - hedge - Circular No. 3,082		447,377
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations		(138,114)
Deferred taxes		231,056
Adjustment to market value		(489,274)
Liabilities of post-employment benefits		(341,947)
Asset valuation adjustments		(831,221)
Total – 09/30/2013	85,177,062	(1,378,873)	83,798,189	100.0	2,190,581	2,217,466	3,988,701	14,770,050	10,823,913	49,807,478
Adjustments of securities reclassified in prior years to the held-to-maturity category		9,032			2.6	2.6	4.8	17.6	12.9	59.4
Accounting adjustment - hedge - Circular No. 3,082		29,075
Deferred taxes		508,592
Minority interest in subsidiaries		2,223
Others		14,500
Adjustment to market value – 09/30/2013		(815,451)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	118

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at September 30, 2014, not considered in results, is an impairment loss of R$ 660,316 (R$ 9,032 at 09/30/2013) relating to the market adjustment of the reclassified securities. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 858,979 (R$ 742,646 at 09/30/2013).

	09/30/2014								09/30/2013
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
Government securities - domestic (*)	19,802,144	62	-	-	-	50,209	-	19,751,935	3,635,383
National treasury bills	6,407,433	20	-	-	-	-	-	6,407,433	-
National treasury notes	3,859,802	12	-	-	-	50,209	-	3,809,593	3,635,383
Brazilian external debt bonds	9,534,909	30	-	-	-	-	-	9,534,909	-
Government securities - abroad	23,310	0	-	-	14,196	-	-	9,114	21,224
Uruguay	23,297	0	-	-	14,196	-	-	9,101	21,213
Other	13	-	-	-	-	-	-	13	11
Corporate securities	12,041,784	38	43,845	171,203	85,069	736,478	1,067,762	9,937,427	52,642
Bank deposit certificate	3	-	3	-	-	-	-	-	-
Securitized real estate loans	12,030,977	38	43,842	161,169	85,069	736,478	1,067,762	9,936,657	-
Eurobonds and other	770	-	-	-	-	-	-	770	52,642
Other	10,034	-	-	10,034	-	-	-	-	-
Total	31,867,238	100	43,845	171,203	99,265	786,687	1,067,762	29,698,476	3,709,249
% per maturity term			0.1	0.5	0.3	2.5	3.4	93.2
Total – 09/30/2013	3,709,249	-	52,108	-	-	-	59,837	3,597,304
% per maturity term			1.4	-	-	-	1.6	97.0

(*) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,319,022 (R$ 2,225,135 at 09/30/2013).

f)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

During the preparation of the consolidated financial statements for the period, Management decided to reclassify Securities from Available-for-Sale to Held-to-Maturity category, in the amount of R$ 12,157,013 related to the Brazilian Debt Bonds held in Subsidiaries Abroad and Securitized Real Estate Loans, without effects on income, since the unrealized loss (impairment loss) of R$ 498,653 will be deferred over the maturity period of the instruments, as established in Paragraph 1, item II (b) of said Circular. This reclassification was determined as a result of the risk management strategy and the Institution noted that it has the financial condition and the intention to hold these securities to maturity.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	119

g) Derivative financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at September 30, 2014, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically valued like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 1,958,117 (R$ 4,858,968 at September 30, 2013) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	120

I - Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	09/30/2014	09/30/2013	09/30/2014	09/30/2014	09/30/2014	09/30/2013
Futures contracts	343,545,480	351,331,473	(181,053)	61,145	(119,908)	258,189
Purchase commitments	111,986,533	99,848,103	(130,257)	99,273	(30,984)	(253,661)
Commodities	159,446	214,072	(234)	-	(234)	(225)
Indexes	46,555,346	20,143,266	(165,293)	(298)	(165,591)	(221,051)
Interbank market	42,244,353	63,906,427	69,357	111	69,468	(28,810)
Foreign currency	18,449,035	8,762,348	(34,087)	99,460	65,373	(3,419)
Securities	4,569,823	6,817,543	-	-	-	(156)
Other	8,530	4,447	-	-	-	-
Commitments to sell	231,558,947	251,483,370	(50,796)	(38,128)	(88,924)	511,850
Commodities	196,457	38,030	(11)	-	(11)	78
Indexes	20,618,036	28,879,501	62,424	(4,311)	58,113	404,571
Interbank market	73,942,774	142,196,630	(145,099)	(302)	(145,401)	44,318
Foreign currency	131,719,797	73,492,433	31,831	(33,515)	(1,684)	64,260
Fixed rates	-	79,834	-	-	-	(1,289)
Securities	5,074,756	6,796,942	59	-	59	(88)
Other	7,127	-	-	-	-	-
Swap contracts			(3,986,956)	543,340	(3,443,616)	(657,189)
Asset position	243,608,221	162,589,965	3,023,620	1,196,710	4,220,330	4,019,997
Commodities	-	3,176	-	-	-	235
Indexes	86,583,044	39,960,077	441,674	341,585	783,259	1,119,630
Interbank market	67,421,625	55,011,617	233,523	514,978	748,501	761,435
Foreign currency	11,488,382	11,137,655	935,512	116,863	1,052,375	1,022,092
Fixed rates	74,654,285	54,197,010	1,376,268	78,800	1,455,068	1,031,308
Floating rate	3,440,628	2,024,063	36,553	141,332	177,885	82,151
Securities	14,338	255,736	(68)	3,187	3,119	1,256
Other	5,919	631	158	(35)	123	1,890
Liability position	247,595,177	163,587,962	(7,010,576)	(653,370)	(7,663,946)	(4,677,186)
Commodities	24,341	14,665	(204)	49	(155)	(68)
Indexes	66,224,234	43,384,342	(2,077,297)	(638,499)	(2,715,796)	(1,591,323)
Interbank market	48,620,955	46,739,505	(57,010)	(508,865)	(565,875)	(489,250)
Foreign currency	24,962,502	18,768,161	(1,567,476)	65,157	(1,502,319)	(1,236,053)
Fixed rates	101,899,953	50,415,256	(3,239,859)	545,924	(2,693,935)	(1,146,165)
Floating rate	5,523,091	3,979,254	(1,035)	(133,046)	(134,081)	(131,236)
Securities	94,457	136,490	(50,980)	13,576	(37,404)	(73,650)
Other	245,644	150,289	(16,715)	2,334	(14,381)	(9,441)
Option contracts	674,725,526	994,969,349	1,003,381	(262,334)	741,047	971,760
Purchase commitments - long position	139,951,286	153,656,502	1,282,168	722,534	2,004,702	1,078,507
Commodities	571,569	1,149,169	11,437	6,055	17,492	16,524
Indexes	75,260,730	109,269,123	143,013	(62,722)	80,291	242,573
Interbank market	12,059,722	17,986,129	48,125	1,268	49,393	84,768
Foreign currency	48,205,710	24,124,300	987,140	553,579	1,540,719	631,376
Floating rate	7,598	91,297	204	(204)	-	4
Securities	3,779,803	967,606	86,616	220,564	307,180	99,934
Other	66,154	68,878	5,633	3,994	9,627	3,328
Commitments to sell - long position	166,225,143	367,193,261	2,419,957	(91,593)	2,328,364	1,522,470
Commodities	401,255	379,896	7,584	2,442	10,026	10,005
Indexes	95,275,077	326,804,783	443,901	49,792	493,693	78,741
Interbank market	18,582,069	20,239,378	38,742	(15,940)	22,802	10,638
Foreign currency	44,931,277	15,452,557	710,452	(265,713)	444,739	304,433
Fixed rates	93,910	-	3,642	60	3,702	-
Floating rate	233,163	588,363	900	(589)	311	608
Securities	6,687,608	3,672,596	1,214,507	137,962	1,352,469	1,113,151
Other	20,784	55,688	229	393	622	4,894
Purchase commitments - short position	121,472,911	110,743,570	(1,336,811)	(839,737)	(2,176,548)	(1,125,176)
Commodities	402,981	133,998	(6,871)	(5,645)	(12,516)	(5,742)
Indexes	70,471,870	82,656,632	(157,794)	19,979	(137,815)	(325,336)
Interbank market	7,277,019	6,210,780	(33,276)	(3,905)	(37,181)	(61,693)
Foreign currency	40,165,341	20,955,046	(1,075,037)	(661,533)	(1,736,570)	(690,817)
Fixed rates	61,177	-	-	(658)	(658)	-
Securities	3,033,271	718,236	(58,200)	(183,981)	(242,181)	(38,260)
Other	61,252	68,878	(5,633)	(3,994)	(9,627)	(3,328)
Commitments to sell - short position	247,076,186	363,376,016	(1,361,933)	(53,538)	(1,415,471)	(504,041)
Commodities	285,387	333,575	(10,856)	(5,357)	(16,213)	(11,005)
Indexes	181,887,139	309,211,098	(256,605)	(234,330)	(490,935)	(113,952)
Interbank market	18,642,499	40,503,911	(29,653)	8,886	(20,767)	(22,952)
Foreign currency	42,008,995	11,465,182	(891,756)	291,574	(600,182)	(167,858)
Fixed rates	1,226	-	(80)	10	(70)	-
Floating rate	-	-	-	36	36	(82)
Securities	4,230,156	1,808,792	(172,754)	(113,964)	(286,718)	(183,298)
Other	20,784	53,458	(229)	(393)	(622)	(4,894)
Forward contracts	33,072,709	43,170,928	1,516,961	48,344	1,565,305	1,428,209
Purchases receivable	9,440,206	9,121,204	1,327,661	31,323	1,358,984	1,150,742
Commodities	91,353	47,253	13,358	368	13,726	1,666
Foreign currency	8,433,703	8,348,026	397,415	30,958	428,373	422,916
Fixed rates	199,558	271,103	199,324	-	199,324	271,028
Floating rate	703,723	454,822	705,695	-	705,695	455,132
Securities	11,869	-	11,869	(3)	11,866	-
Purchases payable	1,882,475	5,539,214	(974,306)	6,432	(967,874)	(927,755)
Commodities	81,803	80,021	(6,104)	2,928	(3,176)	(5,977)
Foreign currency	1,800,672	5,459,193	(63,183)	3,504	(59,679)	(195,618)
Fixed rates	-	-	(199,324)	-	(199,324)	(271,028)
Floating rate	-	-	(705,695)	-	(705,695)	(455,132)
Sales receivable	8,526,015	11,620,556	2,647,273	2,973	2,650,246	2,182,823
Commodities	161,571	45,378	22,066	1,671	23,737	7,198
Indexes	428	163	419	1	420	159
Interbank market	1,757,606	2,950,451	947	716	1,663	1,470
Foreign currency	4,066,928	6,762,091	121,120	(1,352)	119,768	337,165
Fixed rates	556,521	385,661	555,556	-	555,556	384,830
Floating rate	448,331	321,626	445,725	-	445,725	321,632
Securities	1,534,630	1,155,186	1,501,440	1,937	1,503,377	1,130,369
Sales deliverable	13,224,013	16,889,954	(1,483,667)	7,616	(1,476,051)	(977,601)
Commodities	16,817	5,485	(141)	99	(42)	(172)
Interbank market	3,246,518	11,049,372	-	(198)	(198)	(2,595)
Foreign currency	9,960,678	5,835,097	(481,949)	7,710	(474,239)	(319,276)
Fixed rates	-	-	(555,555)	-	(555,555)	(333,926)
Floating rate	-	-	(445,725)	-	(445,725)	(321,632)
Securities	-	-	(297)	5	(292)	-

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	121

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	09/30/2014	09/30/2013	09/30/2014	09/30/2014	09/30/2014	09/30/2013
Credit derivatives	9,485,172	15,713,517	(8,176)	5,139	(3,037)	109,175
Asset position	4,257,057	8,040,315	144,953	69,597	214,550	375,938
Fixed rate	3,211,056	7,374,833	144,493	45,576	190,069	367,206
Securities	782,699	478,639	319	18,031	18,350	5,935
Other	258,817	186,843	140	5,916	6,056	2,797
Liability position	5,228,115	7,673,202	(153,129)	(64,458)	(217,587)	(266,763)
Fixed rate	3,686,304	6,417,940	(141,582)	(42,420)	(184,002)	(223,877)
Securities	1,508,036	1,242,194	(11,551)	(21,380)	(32,931)	(42,422)
Other	33,775	13,068	4	(658)	(654)	(464)
Forwards operations	71,908,639	40,591,382	(689,887)	46,344	(643,543)	151,089
Asset position	31,287,715	21,435,785	830,070	31,723	861,793	399,725
Indexes	-	161,305	-	-	-	5,093
Interbank market	-	15,893	-	-	-	194
Foreign currency	31,257,690	21,254,986	829,381	31,723	861,104	394,259
Securities	30,025	3,601	689	-	689	179
Liability position	40,620,924	19,155,597	(1,519,957)	14,621	(1,505,336)	(248,636)
Indexes	8,992	5,336	(40)	-	(40)	(13)
Foreign currency	40,611,932	19,150,261	(1,519,917)	14,621	(1,505,296)	(248,623)
Swap with target flow	1,650,717	1,598,736	(142,225)	(33,550)	(175,775)	(107,854)
Asset position - Interbank market	754,246	764,660	-	-	-	-
Liability position	896,471	834,076	(142,225)	(33,550)	(175,775)	(107,854)
Indexes	52,480	66,199	(418)	(72)	(490)	(1,318)
Foreign currency	843,991	767,877	(141,807)	(33,478)	(175,285)	(106,536)
Target flow of swap - asset position - foreign currency	907,293	843,325	-	74,092	74,092	71,467
Other derivative financial instruments	10,410,826	7,068,672	346,966	(49,022)	297,944	432,956
Asset position	8,707,270	5,971,305	699,761	82,715	782,476	803,124
Foreign currency	4,536,277	608,225	362,372	100,950	463,322	35,225
Fixed rate	972,239	1,463,604	48,445	(6,050)	42,395	411,682
Securities	3,156,524	3,864,331	288,963	(12,761)	276,202	355,332
Other	42,230	35,145	(19)	576	557	885
Liability position	1,703,556	1,097,367	(352,795)	(131,737)	(484,532)	(370,168)
Foreign currency	237,699	404,506	(338,062)	(113,629)	(451,691)	(23,868)
Fixed rate	-	-	-	-	-	(313,376)
Securities	1,217,948	528,095	(14,632)	(13,729)	(28,361)	(31,102)
Other	247,909	164,766	(101)	(4,379)	(4,480)	(1,822)

		Asset	12,375,463	2,120,074	14,495,537	11,862,982
		Liabilities	(14,516,452)	(1,686,576)	(16,203,028)	(9,205,180)
		Total	(2,140,989)	433,498	(1,707,491)	2,657,802

Derivative contracts mature as follows (in days):

Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	09/30/2014	09/30/2013
Futures	21,528,196	105,829,980	73,896,380	142,290,924	343,545,480	351,331,473
Swaps	6,423,445	38,881,507	61,515,130	133,764,519	240,584,601	160,344,125
Options	215,169,880	325,677,533	119,317,055	14,561,058	674,725,526	994,969,349
Forwards (onshore)	8,418,235	15,763,909	5,376,136	3,514,429	33,072,709	43,170,928
Credit derivatives	268,385	2,458,765	749,698	6,008,324	9,485,172	15,713,517
Forwards (offshore)	23,264,182	36,820,905	9,004,527	2,819,025	71,908,639	40,591,382
Swaps with target flow	52,062	-	113,812	588,372	754,246	764,660
Target flow of swap	69,890	-	137,011	700,392	907,293	843,325
Other derivative financial instruments	424,915	839,187	747,281	8,399,443	10,410,826	7,068,672

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	122

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	09/30/2014										09/30/2013
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures - BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	258,189
Swaps - adjustment receivable	3,023,620	1,196,710	4,220,330	29.2	40,678	176,240	462,573	536,197	386,763	2,617,879	4,019,997
BM&F Bovespa	88,971	14,419	103,390	0.7	1,798	5,485	21,883	16,842	13,338	44,044	367,285
Companies	1,896,089	723,467	2,619,556	18.1	27,830	154,284	277,591	240,225	213,263	1,706,363	2,765,346
Financial institutions	924,841	229,684	1,154,525	8.0	10,917	15,683	141,629	100,485	140,777	745,034	610,099
Individuals	113,719	229,140	342,859	2.4	133	788	21,470	178,645	19,385	122,438	277,267
Option premiums	3,702,125	630,941	4,333,066	29.9	601,713	889,176	728,913	1,648,128	202,651	262,485	2,600,977
BM&F Bovespa	2,105,908	(79,909)	2,025,999	14.0	225,468	390,752	215,544	1,192,279	1,656	300	1,865,393
Companies	193,048	150,440	343,488	2.4	7,982	13,817	31,040	89,960	72,918	127,771	263,862
Financial institutions	1,403,074	560,395	1,963,469	13.5	368,263	484,535	482,291	365,889	128,077	134,414	471,708
Individuals	95	15	110	0.0	-	72	38	-	-	-	14
Forwards (onshore)	3,974,934	34,296	4,009,230	27.7	2,373,161	801,306	531,980	145,676	91,174	65,933	3,333,565
BM&F Bovespa	1,502,736	2,654	1,505,390	10.4	395,019	716,137	347,921	46,150	163	-	1,183,301
Companies	1,788,515	33,089	1,821,604	12.6	1,431,265	82,054	67,000	86,414	89,186	65,685	457,584
Financial institutions	682,487	(1,599)	680,888	4.7	546,877	3,115	117,059	11,764	1,825	248	1,690,945
Individuals	1,196	152	1,348	0.0	-	-	-	1,348	-	-	1,735
Credit derivatives - Financial institutions	144,953	69,597	214,550	1.5	-	232	442	2,231	1,506	210,139	375,938
Forwards (offshore)	830,070	31,723	861,793	5.9	255,195	201,447	142,521	171,343	60,482	30,805	399,725
Companies	106,061	28,003	134,064	0.9	25,356	23,021	24,916	28,919	15,819	16,033	178,671
Financial institutions	723,272	3,508	726,780	5.0	229,828	178,223	117,467	141,827	44,663	14,772	210,345
Individuals	737	212	949	0.0	11	203	138	597	-	-	10,709
Target flow of swap - Companies	-	74,092	74,092	0.5	4	-	-	5,040	263	68,785	71,467
Other derivative financial instruments	699,761	82,715	782,476	5.4	10,364	5,444	24,657	19,570	49,491	672,950	803,124
Companies	254,253	38,551	292,804	2.0	8,863	5,376	23,618	8,154	15,962	230,831	258,912
Financial institutions	445,508	44,164	489,672	3.4	1,501	68	1,039	11,416	33,529	442,119	544,212
Total	12,375,463	2,120,074	14,495,537	100.1	3,281,115	2,073,845	1,891,086	2,528,185	792,330	3,928,976	11,862,982
% per maturity term					22.6	14.3	13.0	17.4	5.5	27.1
Total - 09/30/2013	9,928,381	1,934,601	11,862,982	100.0	2,311,542	1,855,240	1,442,600	1,531,028	2,137,638	2,584,934
% per maturity term					19.5	15.6	12.2	12.9	18.0	21.8

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	123

	09/30/2014										09/30/2013
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Futures - BM&FBovespa	(181,053)	61,145	(119,908)	0.7	99,196	(61,863)	(18,223)	(39,447)	(12,629)	(86,942)	-
Swaps - difference payable	(7,010,576)	(653,370)	(7,663,946)	47.3	(114,080)	(252,462)	(318,789)	(879,465)	(790,856)	(5,308,294)	(4,677,186)
BM&FBovespa	(314,990)	(60,900)	(375,890)	2.3	(4,388)	(11,884)	(20,031)	(151,489)	(8,639)	(179,459)	(534,574)
Companies	(2,527,025)	(476,862)	(3,003,887)	18.5	(96,329)	(215,765)	(227,764)	(455,998)	(526,298)	(1,481,733)	(3,002,954)
Financial institutions	(1,188,797)	9,629	(1,179,168)	7.3	(12,293)	(23,102)	(36,824)	(126,207)	(192,004)	(788,738)	(672,166)
Individuals	(2,979,764)	(125,237)	(3,105,001)	19.2	(1,070)	(1,711)	(34,170)	(145,771)	(63,915)	(2,858,364)	(467,492)
Option premiums	(2,698,744)	(893,275)	(3,592,019)	22.2	(430,933)	(1,163,008)	(811,526)	(627,746)	(282,308)	(276,498)	(1,629,217)
BM&FBovespa	(818,774)	(313,648)	(1,132,422)	7.0	(198,105)	(504,380)	(317,576)	(88,883)	(23,468)	(10)	(948,484)
Companies	(55,554)	(251,213)	(306,767)	1.9	(12,579)	(14,603)	(28,329)	(43,998)	(77,942)	(129,316)	(126,230)
Financial institutions	(1,822,987)	(328,215)	(2,151,202)	13.3	(220,134)	(643,722)	(464,473)	(494,803)	(180,898)	(147,172)	(554,397)
Individuals	(1,429)	(199)	(1,628)	-	(115)	(303)	(1,148)	(62)	-	-	(106)
Forwards (onshore)	(2,457,973)	14,048	(2,443,925)	15.1	(2,034,119)	(146,124)	(118,833)	(96,767)	(31,266)	(16,816)	(1,905,356)
BM&FBovespa	-	(198)	(198)	-	-	(7)	(44)	(147)	-	-	(2,595)
Companies	(1,823,719)	7,104	(1,816,615)	11.2	(1,471,551)	(116,643)	(83,967)	(96,381)	(31,257)	(16,816)	(337,520)
Financial institutions	(634,254)	7,142	(627,112)	3.9	(562,568)	(29,474)	(34,822)	(239)	(9)	-	(1,565,241)
Credit derivatives	(153,129)	(64,458)	(217,587)	1.4	-	(728)	(3,169)	(14,992)	(11,278)	(187,420)	(266,763)
Companies	(11,841)	39	(11,802)	0.1	-	-	-	(11,802)	-	-	(5,807)
Financial institutions	(141,288)	(64,497)	(205,785)	1.3	-	(728)	(3,169)	(3,190)	(11,278)	(187,420)	(260,956)
Forwards (offshore)	(1,519,957)	14,621	(1,505,336)	9.3	(267,846)	(582,251)	(438,910)	(172,839)	(25,418)	(18,072)	(248,636)
Companies	(204,870)	14,088	(190,782)	1.2	(44,994)	(34,709)	(52,229)	(26,257)	(19,909)	(12,684)	(104,062)
Financial institutions	(1,310,271)	118	(1,310,153)	8.1	(222,470)	(546,805)	(386,099)	(144,253)	(5,138)	(5,388)	(144,116)
Individuals	(4,816)	415	(4,401)	-	(382)	(737)	(582)	(2,329)	(371)	-	(458)
Swaps with target flow - Companies	(142,225)	(33,550)	(175,775)	1.1	(490)	-	-	(26,442)	(880)	(147,963)	(107,854)
Other derivative financial instruments	(352,795)	(131,737)	(484,532)	3.0	(9)	(442)	(812)	(4,391)	(15,217)	(463,661)	(370,168)
Companies	(43,355)	(130,166)	(173,521)	1.1	(9)	(442)	(812)	(4,391)	(5,636)	(162,231)	(49,600)
Financial institutions	(309,440)	(1,571)	(311,011)	1.9	-	-	-	-	(9,581)	(301,430)	(320,568)
Total	(14,516,452)	(1,686,576)	(16,203,028)	100.1	(2,748,281)	(2,206,878)	(1,710,262)	(1,862,089)	(1,169,852)	(6,505,666)	(9,205,180)
% per maturity term					17.0	13.6	10.6	11.5	7.2	40.2
Total - 09/30/2013	(7,716,578)	(1,488,602)	(9,205,180)	100.0	(1,725,183)	(687,579)	(1,009,832)	(1,617,556)	(1,292,974)	(2,872,056)
% per maturity term					18.7	7.5	11.0	17.6	14.0	31.2

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	124

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2014
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	200,433,819	5,005,529	514,766,827	6,539,117	-	-	-	-	-
Over-the-counter market	143,111,661	235,579,072	159,958,699	26,533,592	9,485,172	71,908,639	754,246	907,293	10,410,826
Financial institutions	112,311,254	84,030,949	147,778,746	5,854,803	9,473,331	62,637,645	-	-	4,049,543
Companies	30,800,407	82,183,847	12,100,822	20,672,527	11,841	9,117,830	754,246	907,293	6,361,283
Individuals	-	69,364,276	79,131	6,262	-	153,164	-	-	-
Total	343,545,480	240,584,601	674,725,526	33,072,709	9,485,172	71,908,639	754,246	907,293	10,410,826
Total – 09/30/2013	351,331,473	160,344,125	994,969,349	43,170,928	15,713,517	40,591,382	764,660	843,325	7,068,672

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	125

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and their effect on calculation of Required Referential Equity.

	09/30/2014			09/30/2013
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(6,152,362)	1,791,298	(4,361,064)	(8,280,167)	6,030,834	(2,249,333)
Total return rate swaps	(1,541,510)	-	(1,541,510)	(1,402,516)	-	(1,402,516)
Total	(7,693,872)	1,791,298	(5,902,574)	(9,682,683)	6,030,834	(3,651,849)

The effect on the referential equity (Note 3) was R$ 291,881 (R$ 199,537 at 09/30/2013).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	126

V - Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)	Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to protect the cash flows of the payment of debt interest (CDB / Redeemable preferred shares) and the future foreign exchange rate, (anticipated transactions) related to its variable interest rate risk (CDI / LIBOR), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR and foreign exchange rate.

	09/30/2014			09/30/2013
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	56,003,471	402,842	56,044,809	55,890,665	16,325	56,760,825
Hedge of preferred shares	963,419	50,854	963,419	876,551	12,750	876,551
Hedge of subordinated CDB	-	-	-	158,304	-	136,495
Hedge of highly probable anticipated transaction	75,302	(6,319)	76,760	-	-	-
Total	57,042,192	447,377	57,084,988	56,925,520	29,075	57,773,871

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (201,818) (R$ (81,455) at September 30, 2013).

Related to Foreign Exchange Rates Futures for the period there was no reclassification from Asset Valuation Adjustments and inclusion in the initial cost of assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into Futures DDI contracts on BM&F Bovespa maturing during 2014 to protect the future cash flows of highly probable anticipated transactions, with financial effects during 2015, arising from future contractual agreements in foreign currency against the exposure to future foreign exchange rates.

To protect the future cash flows of debt against exposure to variable interest rates (CDI), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI Futures agreements on BM&FBOVESPA with maturities between 2014 and 2018.

II)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consists of hedging the exposure to variation in market risk, in interest receipt, which are attributable to changes in interest rates related to recognized assets and liabilities.

	09/30/2014
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	2,206,986	48,093	2,206,986	64,182
Hedge of structured funding	490,200	(439)	490,200	460
Total	2,697,186	47,654	2,697,186	64,642

	09/30/2013
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	1,553,930	(8,511)	1,553,930	8,638
Total	1,553,930	(8,511)	1,553,930	8,638

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To hedge the variation in market risk in interest receipt, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts. Hedge assets and liabilities are related to fixed-rate expressed in unidad de fomento (CLF) and denominated in euros and U.S. dolar, issued by subsidiaries in Chile and London, respectively and with maturities between 2016 and 2029.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	127

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	09/30/2014
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations	13,696,902	72,920	8,217,977
Total	13,696,902	72,920	8,217,977

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

09/30/2014								09/30/2013
Maturity term	Hedge of deposits and securities purchased under agreements to resell	Hedge of preferred shares	Hedge of highly probable anticipated transaction	Hedge of loans	Hedge of structured funding	Hedge of net investment in foreign operations	Total	Total

2013	-	-	-	-	-	-	-	26,196,317
2014	2,399,024	-	-	-	-	13,696,902	16,095,926	20,726,684
2015	13,903,457	963,419	75,302	-	-	-	14,942,178	6,605,539
2016	8,312,853	-	-	247,737	490,200	-	9,050,790	780,992
2017	13,848,235	-	-	201,287	-	-	14,049,522	2,576,254
2018	17,267,187	-	-	154,836	-	-	17,422,023	552,865
2019	248,336	-	-	355,395	-	-	603,731	-
2020	-	-	-	34,641	-	-	34,641	43,367
2021	24,379	-	-	-	-	-	24,379	-
2022	-	-	-	166,781	-	-	166,781	201,524
2023	-	-	-	158,707	-	-	158,707	190,122
2025	-	-	-	39,621	-	-	39,621	46,483
2027	-	-	-	141,926	-	-	141,926	164,779
2028	-	-	-	430,000	-	-	430,000	394,524
2029	-	-	-	276,055	-	-	276,055	-
Total	56,003,471	963,419	75,302	2,206,986	490,200	13,696,902	73,436,280	58,479,450

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	128

h) Changes in adjustment to unrealized (*) market value for the period

	01/01 to 09/30/2014	01/01 to 09/30/2013
Opening balance	(2,016,483)	2,406,079
Adjustments with impact on:
Results	368,946	(268,713)
Trading securities	501,865	(1,167,513)
Derivative financial instruments	(132,919)	898,800
Stockholders’ equity	1,846,237	(3,846,497)
Available-for-sale	1,558,630	(4,162,015)
Accounting hedge – derivative financial instruments	287,607	315,518
Futures	258,595	293,005
Swap	29,012	22,513

Closing balance	198,700	(1,709,131)
Adjustment to market value	198,700	(1,709,131)
Trading securities	(329,281)	(792,582)
Available-for-sale securities	(374,960)	(1,378,873)
Derivative financial instruments	902,941	462,324
Trading securities	382,644	433,249
Accounting hedge	520,297	29,075
Futures	469,443	16,325
Swap	50,854	12,750

(*) The term unrealized in the context of Circular nº. 3.068 of 11/08/2001, of the Central Bank means not converted into cash.

i) Realized gain of securities portfolio and derivatives financial instruments

	01/01 to 09/30/2014	01/01 to 09/30/2013
Gain (loss) – trading securities	238,027	(897,086)
Gain (loss) – available-for-sale securities	(416,429)	(262,747)
Gain (loss) – derivatives	304,421	(4,802,363)
Gain (loss) – foreign exchange variation on investments abroad	1,302,865	2,031,684
Total	1,428,884	(3,930,512)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	129

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING CONSOLIDADO carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING CONSOLIDADO exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING CONSOLIDADO.

Trading portfolio	Exposures	09/30/2014 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(484)	(192,611)	(368,579)
Foreign Exchange Linked	Foreign Exchange Linked Interest	158	(11,683)	(23,514)
Foreign Exchange Rates	Prices of Foreign Currencies	263	117,493	160,144
Price Index Linked	Interest of Inflation coupon	(19)	1,764	19,414
TR	TR Linked Interest Rates	-	(1,114)	(1,927)
Equities	Prices of Equities	554	(21,556)	9,192
TOTAL		472	(107,707)	(205,270)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	09/30/2014 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(5,017)	(1,455,026)	(2,803,017)
Foreign Exchange Linked	Foreign Exchange Linked Interest	573	(30,669)	(56,465)
Foreign Exchange Rates	Prices of Foreign Currencies	15,084	(188,463)	(24,287)
Price Index Linked	Interest of Inflation coupon	(1,737)	(242,751)	(435,463)
TR	TR Linked Interest Rates	748	(235,797)	(551,758)
Equities	Prices of Equities	2,676	(73,840)	(95,264)
TOTAL		12,327	(2,226,546)	(3,966,254)

(*) Amounts net of tax effects.

As from the second quarter of 2014, alterations were made in the shock scenarios (II and III) used for sensitivity analysis, which are now:

•	Scenario I: Shocks of 1 base point in interest rates and associated indexes, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Until 03/31/2014, scenario II and III considered shocks of 25 basis points and 50 basis points, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	130

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	09/30/2014										09/30/2013
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	208,495,122	75,793,479	30,721,497	13,462,538	7,344,031	4,632,609	2,131,241	3,087,688	8,769,673	354,437,878	320,320,864
Loans and discounted trade receivables	77,073,414	62,598,614	23,838,413	9,413,430	6,239,822	4,105,985	1,767,054	2,721,914	7,121,038	194,879,684	167,078,673
Financing	83,692,724	10,926,612	4,965,089	3,314,180	967,326	403,754	331,068	328,814	1,547,471	106,477,038	107,389,248
Farming and agribusiness financing	6,193,539	1,000,268	442,566	223,564	9,669	53,995	698	1,720	30,813	7,956,832	7,441,128
Real estate financing	41,535,445	1,267,985	1,475,429	511,364	127,214	68,875	32,421	35,240	70,351	45,124,324	38,411,815
Lease operations	4,057,930	747,035	1,292,228	388,221	160,652	72,714	46,662	52,911	275,466	7,093,819	11,602,396
Credit card operations	-	47,131,654	3,619,572	1,473,898	712,735	534,424	758,166	511,891	2,930,443	57,672,783	45,726,185
Advance on exchange contracts (1)	2,108,685	552,660	547,536	237,219	11,348	21,952	71,423	16,515	48,932	3,616,270	4,847,049
Other sundry receivables (2)	1,413,881	4,522,350	2,078	20,162	2,212	73	5,739	77	44,337	6,010,909	4,543,120
Total operations with credit granting characteristics	216,075,618	128,747,178	36,182,911	15,582,038	8,230,978	5,261,772	3,013,231	3,669,082	12,068,851	428,831,659	387,039,614
Endorsements and sureties (3)	-	-	-	-	-	-	-	-	-	74,513,600	69,521,632
Total with endorsements and sureties	216,075,618	128,747,178	36,182,911	15,582,038	8,230,978	5,261,772	3,013,231	3,669,082	12,068,851	503,345,259	456,561,246
Total – 09/30/2013	180,171,504	117,120,659	39,256,134	18,482,175	8,880,307	3,547,397	2,815,456	3,548,273	13,217,709	387,039,614

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;

(3) Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	131

II – By maturity and risk level

	09/30/2014										09/30/2013
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,193,889	2,206,488	1,403,451	1,221,966	974,174	1,087,559	3,888,699	12,976,226	15,332,277
01 to 30	-	-	118,739	118,241	75,001	56,800	44,427	52,747	207,991	673,946	784,865
31 to 60	-	-	93,094	96,864	64,784	43,561	37,511	49,432	188,380	573,626	592,044
61 to 90	-	-	93,382	100,290	67,132	45,027	39,473	51,212	184,137	580,653	594,848
91 to 180	-	-	271,061	294,903	186,421	131,423	114,602	142,590	505,080	1,646,080	1,753,567
181 to 365	-	-	427,585	492,228	315,073	228,808	201,669	249,368	894,566	2,809,297	3,125,953
Over 365	-	-	1,190,028	1,103,962	695,040	716,347	536,492	542,210	1,908,545	6,692,624	8,481,000
Overdue installments	-	-	685,178	806,003	777,731	942,753	867,947	1,270,557	5,669,686	11,019,855	10,502,964
01 to 14	-	-	4,799	58,557	32,643	19,958	16,102	21,341	84,637	238,037	308,121
15 to 30	-	-	666,618	105,281	87,988	48,008	61,230	153,008	182,389	1,304,522	1,185,518
31 to 60	-	-	13,761	604,771	131,244	261,020	75,756	101,683	253,061	1,441,296	1,283,916
61 to 90	-	-	-	30,407	501,315	103,241	86,290	121,594	290,068	1,132,915	1,135,636
91 to 180	-	-	-	6,987	24,541	492,132	603,622	851,815	1,034,254	3,013,351	2,730,082
181 to 365	-	-	-	-	-	18,394	24,947	21,116	3,743,204	3,807,661	3,706,376
Over 365	-	-	-	-	-	-	-	-	82,073	82,073	153,315
Subtotal	-	-	2,879,067	3,012,491	2,181,182	2,164,719	1,842,121	2,358,116	9,558,385	23,996,081	25,835,241
Specific allowance	-	-	(28,791)	(90,375)	(218,118)	(649,416)	(921,060)	(1,650,681)	(9,558,385)	(13,116,826)	(14,297,143)
Subtotal - 09/30/2013	-	-	3,139,928	3,348,299	2,505,763	1,951,561	1,799,642	2,202,063	10,887,985	25,835,241

	Non-overdue operations
Falling due installments	215,838,801	127,791,384	33,059,148	12,409,680	5,985,997	3,063,759	1,152,507	1,290,735	2,470,656	403,062,667	359,020,891
01 to 30	15,019,719	30,775,588	4,692,896	3,176,164	1,105,654	292,295	283,916	161,261	497,276	56,004,769	50,573,789
31 to 60	13,889,964	13,742,447	3,093,596	924,300	305,194	63,129	55,166	30,713	197,417	32,301,926	30,156,907
61 to 90	10,653,404	10,204,092	2,275,961	849,566	244,452	619,786	48,260	26,626	109,309	25,031,456	20,073,030
91 to 180	21,489,995	17,674,710	4,111,620	1,000,152	2,001,063	396,550	170,568	60,548	245,268	47,150,474	41,022,452
181 to 365	30,157,448	17,735,455	5,740,044	1,745,883	786,224	198,784	143,481	630,932	314,930	57,453,181	52,104,858
Over 365	124,628,271	37,659,092	13,145,031	4,713,615	1,543,410	1,493,215	451,116	380,655	1,106,456	185,120,861	165,089,855
Overdue up to 14 days	236,817	955,794	244,696	159,867	63,799	33,294	18,603	20,231	39,810	1,772,911	2,183,482
Subtotal	216,075,618	128,747,178	33,303,844	12,569,547	6,049,796	3,097,053	1,171,110	1,310,966	2,510,466	404,835,578	361,204,373
Generic allowance	-	(643,736)	(333,038)	(377,086)	(627,377)	(929,116)	(585,555)	(917,677)	(2,510,466)	(6,924,051)	(6,296,985)
Subtotal - 09/30/2013	180,171,504	117,120,659	36,116,206	15,133,876	6,374,544	1,595,836	1,015,814	1,346,210	2,329,724	361,204,373
Grand total	216,075,618	128,747,178	36,182,911	15,582,038	8,230,978	5,261,772	3,013,231	3,669,082	12,068,851	428,831,659	387,039,614
Existing allowance	-	(643,736)	(361,829)	(1,284,525)	(2,490,867)	(2,630,360)	(2,108,960)	(3,668,716)	(12,068,851)	(25,257,844)	(25,652,543)
Minimum allowance required	-	(643,736)	(361,829)	(467,461)	(845,495)	(1,578,532)	(1,506,615)	(2,568,358)	(12,068,851)	(20,040,877)	(20,594,128)
Additional allowance (3)	-	-	-	(817,064)	(1,645,372)	(1,051,828)	(602,345)	(1,100,358)	-	(5,216,967)	(5,058,415)
Grand total - 09/30/2013	180,171,504	117,120,659	39,256,134	18,482,175	8,880,307	3,547,397	2,815,456	3,548,273	13,217,709	387,039,614
Existing allowance	-	(585,609)	(392,566)	(1,501,650)	(2,663,209)	(1,773,344)	(1,970,538)	(3,547,918)	(13,217,709)	(25,652,543)
Minimum allowance required	-	(585,609)	(392,566)	(554,470)	(888,036)	(1,064,219)	(1,407,728)	(2,483,791)	(13,217,709)	(20,594,128)
Additional allowance (3)	-	-	-	(947,180)	(1,775,173)	(709,125)	(562,810)	(1,064,127)	-	(5,058,415)

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in bankruptcy processcompanies.
(2)	The balance of non-accrual operations amounts to R$ 16,528,645 (R$ 17,981,644 at 09/30/2013).
(3)	Allocated to each level of risk in order to explain the additional volume required for alignment to the amount of the expected loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	132

III – By business sector

	09/30/2014%		09/30/2013%
Public Sector	4,085,238	1.0%	3,420,365	0.9%
Energy	51,778	0.0%	99,236	0.0%
Petrochemical and chemical	3,804,408	0.9%	3,136,061	0.8%
Sundry	229,052	0.1%	185,068	0.0%
Private sector	424,746,421	99.0%	383,619,249	99.1%
Companies	229,218,537	53.5%	214,030,343	55.3%
Sugar and alcohol	9,358,534	2.2%	8,479,167	2.2%
Agribusiness and fertilizers	13,323,708	3.1%	13,076,654	3.4%
Food and beverage	11,242,553	2.6%	11,015,882	2.8%
Banks and other financial institutions	5,078,911	1.2%	3,768,366	1.0%
Capital assets	8,746,566	2.0%	7,979,733	2.1%
Pulp and paper	3,203,091	0.7%	3,088,233	0.8%
Publishing and printing	1,017,642	0.2%	1,513,749	0.4%
Electronic and IT	4,390,820	1.0%	5,035,059	1.3%
Packaging	2,223,301	0.5%	2,350,489	0.6%
Energy and sewage	6,946,563	1.6%	6,006,839	1.6%
Education	1,171,283	0.3%	1,248,051	0.3%
Pharmaceuticals and cosmetics	4,247,934	1.0%	4,228,860	1.1%
Real estate agents	17,533,341	4.1%	16,558,321	4.3%
Entertainment and tourism	3,624,229	0.8%	3,388,424	0.9%
Wood and furniture	2,980,412	0.7%	3,087,064	0.8%
Construction material	5,166,270	1.2%	5,338,548	1.4%
Steel and metallurgy	8,738,310	2.0%	9,044,663	2.3%
Media	1,401,902	0.3%	884,984	0.2%
Mining	3,690,334	0.9%	2,741,946	0.7%
Infrastructure work	4,749,229	1.1%	4,807,699	1.2%
Oil and gas	4,223,387	1.0%	3,600,774	0.9%
Petrochemical and chemical	6,262,651	1.5%	6,100,795	1.6%
Health care	1,732,497	0.4%	1,750,571	0.5%
Insurance and reinsurance and pension plans	2,501	0.0%	4,483	0.0%
Telecommucations	1,385,094	0.3%	1,174,599	0.3%
Third sector	2,589,723	0.6%	88,643	0.0%
Trading	1,787,312	0.4%	1,949,862	0.5%
Transportation	16,930,985	3.9%	17,403,385	4.5%
Domestic appliances	2,396,834	0.6%	2,489,315	0.6%
Vehicles and autoparts	14,147,785	3.3%	13,096,590	3.4%
Clothing and shoes	4,889,557	1.1%	5,199,365	1.3%
Commerce - sundry	13,002,210	3.0%	13,729,330	3.5%
Industry - sundry	6,439,205	1.5%	3,494,835	0.9%
Sundry services	21,970,796	5.1%	17,055,641	4.4%
Sundry	12,623,067	2.9%	13,249,424	3.4%
Individuals	195,527,884	45.5%	169,588,906	43.8%
Credit cards	56,806,599	13.1%	44,911,893	11.6%
Real estate financing	34,249,500	8.0%	28,320,719	7.3%
Consumer loans / overdraft	70,320,493	16.4%	52,831,011	13.7%
Vehicles	34,151,292	8.0%	43,525,283	11.2%
Grand total	428,831,659	100.0%	387,039,614	100.0%

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	133

b) Credit concentration

	09/30/2014		09/30/2013
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	5,127,903	1.0	4,957,801	1.1
10 largest debtors	31,241,556	6.2	29,132,158	6.4
20 largest debtors	51,163,961	10.2	45,247,287	9.9
50 largest debtors	84,618,403	16.8	73,873,845	16.2
100 largest debtors	114,083,431	22.7	100,741,258	22.1

(*) The amounts include endorsements and sureties.

	09/30/2014		09/30/2013
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	5,379,457	0.9	5,159,556	1.0
10 largest debtors	39,202,910	6.7	38,515,434	7.4
20 largest debtors	65,772,231	11.3	60,618,190	11.7
50 largest debtors	113,885,124	19.6	98,273,629	18.9
100 largest debtors	152,506,792	26.2	132,315,749	25.5

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 09/30/2014	01/01 to 09/30/2013
Opening balance	(26,371,185)	(27,744,938)
Effect of change in consolidation criteria	-	(483,210)
Net increase for the period	(13,501,190)	(14,384,990)
Write-Off	14,614,531	16,960,595
Closing balance (1)	(25,257,844)	(25,652,543)
Required by Resolution No. 2,682/99	(20,040,877)	(20,594,128)
Specific allowance (2)	(13,116,826)	(14,297,143)
Generic allowance (3)	(6,924,051)	(6,296,985)
Additional allowance (4)	(5,216,967)	(5,058,415)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (402,817) (R$ (956,783) at September 30, 2013.
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or in bankruptcy process companies.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At September 30, 2014, the balance of the allowance in relation to the loan portfolio is equivalent to 5.9% (6.6% at 09/30/2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	134

d) Recovery and renegotiation of credits

     I - Composition of the result of allowance for loan losses

	01/01 to 09/30/2014	01/01 to 09/30/2013
Expenses for allowance for loan losses	(13,501,190)	(14,384,990)
Income from recovery of credits written off as loss	3,718,831	3,645,238
Result of allowance for loan losses (*)	(9,782,359)	(10,739,752)

(*) The amounts related to the lease portfolio from 01/01 to 09/30/2014 are: Expenses for allowance for loan losses R$ (183,571) (R$ (652,635) from 01/01 to 09/30/2013) and Income from recovery of credits written off as loss R$ 172,460 (R$ 372,864 from 01/01 to 09/30/2013).

     II - Renegotiated loan operations

	09/30/2014			09/30/2013
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Amended Credit Agreements	17,378,538	(6,905,576)	39.7%	18,252,209	(8,170,526)	44.8%
(-) Amended Operations non-overdue (2)	(5,157,394)	1,033,515	20.0%	(4,958,994)	1,372,710	27.7%
Renegotiated loan operations	12,221,144	(5,872,061)	48.0%	13,293,215	(6,797,816)	51.1%

(1) The amounts related to the lease portfolio are R$ 269,162 (R$ 770,741 at September 30, 2013).

(2) Resulting from non-overdue transations or with a delay of less than 30 days, reflex of changes in the original contractual terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	135

e) Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	09/30/2014					01/01 to 09/30/2014	09/30/2013	01/01 to 09/30/2013
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations	83,941	106	25,109	157,759	266,915	20,967	156,404	16,653
Liabilities - restricted operations on assets
Foreign borrowings through securities	83,921	106	25,109	157,756	266,892	(20,940)	156,353	(16,650)
Net revenue from restricted operations						27		3

At September 30, 2014, and 2013 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	136

f) Operations of sale or transfers and acquisitions of financial assets

I.	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at September 30, 2014 where the entity significantly retained the related risks and benefits is R$ 239,365 (R$ 322,176 at 09/30/2013), composed of real estate financing of R$ 224,132 (R$ 304,938 at 09/30/2013) and farming financing of R$ 15,233 (R$ 17,238 at 09/30/2013).

II.	Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations for sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred. Therefore, such credits continue to be recorded as credit operations totaling R$ 3.842.572 at September 30, 2014. The operations are composed of: real estate financing in which the amount recorded as assets at 09/30/2014 was R$ 3,431,803 and a fair value of R$ 3,427,467 and the amount recorded as liabilities in the line Other sundry liabilities of R$ 3,430,614 and a fair value of R$ 3,425,579 and working capital operations, which amount recorded in assets is R$ 410.769 with fair value of R$ 410.769, and the amount recorded in liabilities under Other Liabilities – Sundry of R$ 475,282 with fair value of R$ 475,282.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 2,379,829 with effect on results of R$ 100,248, net of Allowance for Loan Losses.

Acquisitions of loan portfolios with the retention of assignor’s risks carried out as from January 2012 to September 30, 2014 total R$ 5,934,309, and the total amount of acquired portfolios is R$ 5,988,002, at 09/30/2014. On 12/31/2013 the balance of acquired portfolios with risk retention of assignor’s totaled R$ 5,584,878. The decrease in the first half is influenced by the exclusion of the retention clause of the acquired volume.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	137

Note 9 - Foreign exchange portfolio

	09/30/2014	09/30/2013
Assets - other receivables	41,047,294	52,988,923
Exchange purchase pending settlement – foreign currency	23,638,255	28,610,238
Bills of exchange and term documents – foreign currency	-	5,210
Exchange sale rights – local currency	18,187,660	24,800,446
(Advances received) – local currency	(778,621)	(426,971)
Liabilities – other liabilities (Note 2a)	41,855,057	53,315,065
Exchange sales pending settlement – foreign currency	17,927,875	25,341,639
Liabilities from purchase of foreign currency – local currency	23,790,259	27,966,291
Other	136,923	7,135
Memorandum accounts	1,164,345	1,106,140
Outstanding import credits – foreign currency	1,147,175	1,083,417
Confirmed export credits – foreign currency	17,170	22,723

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	138

Note 10 – Funding and borrowings and onlending

a)	Summary

	09/30/2014						09/30/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	175,618,287	34,080,626	11,700,104	59,576,077	280,975,094	36.5	252,279,225	34.7
Deposits received under securities repurchase agreements	148,557,676	12,130,248	14,690,030	128,646,111	304,024,065	39.5	295,136,452	40.6
Funds from acceptance and issuance of securities	2,631,943	13,491,674	10,568,491	20,397,315	47,089,423	6.1	50,671,635	7.0
Borrowings and onlending	4,284,261	15,863,740	20,521,793	40,989,534	81,659,328	10.7	73,301,080	10.1
Subordinated debt (*)	2,244,576	555,533	1,775,239	50,859,757	55,435,105	7.2	55,270,116	7.6
Total	333,336,743	76,121,821	59,255,657	300,468,794	769,183,015		726,658,508
% per maturity term	43.3	9.9	7.7	39.1
Total – 09/30/2013	308,017,195	74,862,672	52,774,387	291,004,254	726,658,508
% per maturity term	42.4	10.3	7.3	40.0

(*) Includes R$ 963,462 (R$ 876,589 at 09/30/2013) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b)	Deposits

	09/30/2014						9/30/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	44,595,760	-	-	-	44,595,760	15.8	37,816,640	15.0
Savings accounts	113,675,506	-	-	-	113,675,506	40.5	98,227,575	38.9
Interbank	579,877	1,559,644	1,208,523	293,741	3,641,785	1.3	7,679,769	3.0
Time deposits	16,767,144	32,520,982	10,491,581	59,282,336	119,062,043	42.4	108,555,241	43.1
Total	175,618,287	34,080,626	11,700,104	59,576,077	280,975,094		252,279,225
% per maturity term	62.5	12.1	4.2	21.2
Total – 09/30/2013	155,124,138	27,842,675	9,843,772	59,468,640	252,279,225
% per maturity term	61.5	11.0	3.9	23.6

ITAÚ UNIBANCO HOLDING’s portfolio is composed of interbank deposits in the amount of R$ 104,110 at 09/30/2013 with maturities of 31 to 180 days. There are no operations at 09/30/2014.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	139

c)	Deposits received under securities repurchase agreements

	09/30/2014						09/30/2013
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	22,145,842	11,824,311	12,519,358	105,966,841	152,456,352	50.1	164,695,434	55.8
Government securities	7,257,427	261,232	1,043	3,861	7,523,563	2.5	29,359,918	9.9
Own issue	3,158,666	11,560,441	12,518,315	105,962,980	133,200,402	43.8	121,369,052	41.1
Foreign	11,729,749	2,638	-	-	11,732,387	3.9	13,966,464	4.8
Third-party portfolio	126,381,794	-	-	-	126,381,794	41.6	100,216,519	34.0
Free portfolio	30,040	305,937	2,170,672	22,679,270	25,185,919	8.3	30,224,499	10.2
Total	148,557,676	12,130,248	14,690,030	128,646,111	304,024,065		295,136,452
% per maturity term	48.9	4.0	4.8	42.3
Total – 09/30/2013	145,242,600	15,524,689	14,346,696	120,022,467	295,136,452
% per maturity term	49.2	5.3	4.9	40.7

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	140

d)	Funds from acceptance and issuance of securities

	09/30/2014						09/30/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	2,103,526	10,899,565	8,515,617	8,579,134	30,097,842	63.9	34,276,238	67.6
Financial	167,837	2,561,103	4,825,097	5,138,525	12,692,562	27.0	16,633,108	32.8
Of real estate loans	1,228,581	6,586,199	1,807,770	595,938	10,218,488	21.6	9,828,516	19.4
Bill of credit related to agribusiness	700,306	1,743,972	1,865,797	2,734,095	7,044,170	15.0	7,622,961	15.0
Mortgage notes	6,802	8,291	16,953	110,576	142,622	0.3	191,653	0.4
Debentures	-	-	-	-	-	-	220	0.0
Foreign securities	353,940	1,813,929	1,829,307	10,917,546	14,914,722	31.7	16,395,177	32.4
Brazil risk note programme	114,769	831,514	213,666	2,189,127	3,349,076	7.1	6,515,976	12.9
Structure note issued	64,163	679,382	780,034	4,099,023	5,622,602	11.9	4,470,654	8.8
Bonds	10,823	54,650	157,040	3,289,404	3,511,917	7.5	3,004,844	5.9
Fixed rate notes	103,026	198,476	247,617	982,115	1,531,234	3.3	1,921,375	3.8
Eurobonds	27,486	13,829	376,790	240,838	658,943	1.4	137,172	0.3
Other	33,673	36,078	54,160	117,039	240,950	0.5	345,156	0.7
Structured Operations Certificates (*)	174,477	778,180	223,567	900,635	2,076,859	4.4	-	-
Total	2,631,943	13,491,674	10,568,491	20,397,315	47,089,423		50,671,635
% per maturity term	5.6	28.7	22.4	43.3
Total – 09/30/2013	3,192,882	14,769,607	7,812,588	24,896,558	50,671,635
% per maturity term	6.3	29.2	15.4	49.1

(*) As of September 30, 2014, the market value of the funding from Structured Operations Certificates issued is R$ 2,371,960 according to BACEN Circular Letter No. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 31 days to 180 days in the amount of R$ 18,667 (R$ 18,667 at 09/30/2013) and over 365 days in the amount of R$ 500,000 (R$ 500,000 at 09/30/2013), totaling R$ 518,667 (R$ 518,667 at 09/30/2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	141

e)	Borrowings and onlending

	09/30/2014						09/30/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowings	3,120,106	10,854,940	9,751,990	13,816,127	37,543,163	46.0	31,946,576	43.6
Domestic	515,002	100,322	110,002	118,505	843,831	1.0	785,785	1.1
Foreign (*)	2,605,104	10,754,618	9,641,988	13,697,622	36,699,332	45.0	31,160,791	42.5
Onlending	1,164,155	5,008,800	10,769,803	27,173,407	44,116,165	54.0	41,354,504	56.4
Domestic – official institutions	1,164,155	5,008,800	10,769,803	27,170,928	44,113,686	54.0	40,722,432	55.6
BNDES	345,545	1,522,887	2,632,599	12,390,610	16,891,641	20.7	12,196,941	16.6
FINAME	800,988	3,416,148	8,002,559	14,453,913	26,673,608	32.7	27,912,210	38.1
Other	17,622	69,765	134,645	326,405	548,437	0.7	613,281	0.8
Foreign	-	-	-	2,479	2,479	0.0	632,072	0.9
Total	4,284,261	15,863,740	20,521,793	40,989,534	81,659,328		73,301,080
% per maturity term	5.2	19.4	25.2	50.2
Total – 09/30/2013	4,205,855	16,155,881	17,245,599	35,693,745	73,301,080
% per maturity term	5.8	22.0	23.5	48.7

(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	142

f)	Subordinated debt

	09/30/2014						09/30/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	1,926,716	20,049	788,792	6,442,863	9,178,420	16.6	11,833,564	21.4
Financial treasury bills	239,476	329,147	10,916	25,014,035	25,593,574	46.2	24,798,355	44.9
Euronotes	69,649	202,642	-	19,099,967	19,372,258	34.9	17,624,360	31.9
Bonds	8,735	3,695	12,069	361,007	385,506	0.7	198,148	0.4
(-) Transaction costs incurred (Note 4b)	-	-	-	(58,115)	(58,115)	(0.1)	(60,900)	(0.1)
Total Other Liabilities	2,244,576	555,533	811,777	50,859,757	54,471,643		54,393,527
Redeemable preferred shares	-	-	963,462	-	963,462	1.7	876,589	1.6
Grand total (*)	2,244,576	555,533	1,775,239	50,859,757	55,435,105		55,270,116
% per maturity term	4.0	1.0	3.3	91.7
Total – 09/30/2013	251,720	569,820	3,525,732	50,922,844	55,270,116
% per maturity term	0.5	1.0	6.4	92.1

 (*) According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of referential equity as of September, 2014, considering instruments approved after the closing date to compose Tier II, totaling R$ 53,920,747.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	143

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance

Subordinated CDB - BRL
	10,000	2007	2014	100% of CDI + 0.35% to 0.6%	20,049
	33,200			IGPM + 7.22%	82,282
	1,000,000	2008	2014	112% of CDI	1,844,433
	400,000	2008	2015	119.8% of CDI	788,792
	50,000	2010	2015	113% of CDI	81,497
	465,835	2006	2016	100% of CDI + 0.7% (*)	1,052,307
	2,719,268	2010	2016	110% to 114% of CDI	4,431,331
	122,500			IPCA + 7.21%	218,878
	366,830	2010	2017	IPCA + 7.33%	658,851
				Total	9,178,420

Subordinated financial bills - BRL
	365,000	2010	2016	100% of CDI + 1.35% to 1.36%	369,965
	1,874,000			112% to 112.5% of CDI	1,898,968
	30,000			IPCA + 7%	48,523
	206,000	2010	2017	IPCA + 6.95% to 7.2%	273,323
	3,223,500	2011	2017	108% to 112% of CDI	3,365,199
	352,400			IPCA + 6.15% to 7.8%	485,403
	138,000			IGPM + 6.55% to 7.6%	197,123
	3,650,000			100% of CDI + 1.29% to 1.52%	3,770,726
	500,000	2012	2017	100% of CDI + 1.12%	520,037
	42,000	2011	2018	IGPM + 7%	52,772
	30,000			IPCA + 7.53% to 7.7%	38,363
	460,645	2012	2018	IPCA + 4.4% to 6.58%	588,659
	3,782,100			100% of CDI + 1.01% to 1.32%	3,924,846
	6,373,127			108% to 113% of CDI	6,826,240
	112,000			9.95% to 11.95%	139,594
	2,000	2011	2019	109% to 109.7% of CDI	2,635
	12,000	2012	2019	11.96%	16,107
	100,500			IPCA + 4.7% to 6.3%	126,003
	1,000			110% of CDI	1,292
	20,000	2012	2020	IPCA + 6% to 6.17%	27,003
	1,000			111% of CDI	1,295
	6,000	2011	2021	109.25% to 110.5% of CDI	8,100
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	2,889,576
	20,000			IGPM + 4.63%	21,822
				Total	25,593,574

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	2,514,564
	1,000,000	2010	2021	5.75%	2,472,310
	750,000	2011	2021	5.75% to 6.2%	1,896,018
	550,000	2012	2021	6.2%	1,348,050
	2,625,000	2012	2022	5.5% to 5.65%	6,409,787
	1,870,000	2012	2023	5.13%	4,673,414
				Total	19,314,143

Subordinated bonds - CLP	41,528,200	2008	2033	3.5% to 4.5%	185,598
	47,831,440	2014	2034	3.8%	199,908
				Total	385,506

Preferred shares - USD	393,072	2002	2015	3.04%	963,462

Total					55,435,105

 (*) Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$ 69,649 (R$ 62,732 at 09/30/2013), with maturities of 31 to 180 days in the amount of R$ 202,642 (R$ 184,370 09/30/2013) and over 365 days in the amount of R$ 19,099,967 (R$ 17,316,359 at 09/30/2013), totaling R$ 19,314,143 (R$ 17,563,461 at 09/30/2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	144

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Unearned premiums	5,702,740	5,311,243	11,315	8,689	-	-	5,714,055	5,319,932
Mathematical provision of benefits to be granted and benefits granted	18,997	18,626	97,925,202	84,537,923	-	-	97,944,199	84,556,549
Redemptions and Other Unsettled Amounts	20,334	18,786	162,666	57,219	-	-	183,000	76,005
Financial surplus	1,385	1,336	522,511	491,909	-	-	523,896	493,245
Unsettled claims	3,252,892	3,032,555	15,677	93,790	-	-	3,268,569	3,126,345
Claims / events incurred but not reported (IBNR)	912,548	845,090	13,017	12,188	-	-	925,565	857,278
Administrative and Related Expenses	174,956	177,531	49,795	41,147	23,420	25,715	248,171	244,393
Mathematics for Capitalization and Redemptions	-	-	-	-	2,955,009	2,936,922	2,955,009	2,936,922
Raffles Payable and To Be Held	-	-	-	-	24,724	21,890	24,724	21,890
Complementary Raffles	-	-	-	-	4,504	4,950	4,504	4,950
Other provisions	376,184	336,813	804,324	779,269	605	4,013	1,181,113	1,120,095
Total (*)	10,460,036	9,741,980	99,504,507	86,022,134	3,008,262	2,993,490	112,972,805	98,757,604

 (*) This table covers the amendments established by Susep Circular No. 462, of 03/01/2013, also for comparison purposes.

The Liability adequacy test did not show any deficiency in this period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	145

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	9/30/2014	9/30/2013	9/30/2014	9/30/2013	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Interbank investments – money market	1,551,654	1,264,457	774,313	823,637	875,712	1,019,307	3,201,679	3,107,401
Securities and derivative financial instruments	3,743,078	3,433,056	99,290,111	85,346,004	2,304,724	2,088,865	105,337,913	90,867,925
PGBL/VGBL fund quotas (1)	-	-	92,882,121	79,779,392	-	-	92,882,121	79,779,392
Government securities - domestic	-	-	61,181,842	54,364,276	-	-	61,181,842	54,364,276
National treasury bills	-	-	31,546,684	27,138,210	-	-	31,546,684	27,138,210
National treasury notes	-	-	14,286,834	25,682,006	-	-	14,286,834	25,682,006
Financial treasury bills	-	-	15,348,324	1,544,060	-	-	15,348,324	1,544,060
Corporate securities	-	-	31,201,339	25,101,742	-	-	31,201,339	25,101,742
Bank deposit certificates	-	-	3,932,941	2,843,376	-	-	3,932,941	2,843,376
Debentures	-	-	3,333,601	3,733,304	-	-	3,333,601	3,733,304
Shares	-	-	695,059	1,093,063	-	-	695,059	1,093,063
Credit note	-	-	257,796	245,618	-	-	257,796	245,618
Financial treasury bills	-	-	22,937,277	17,183,832	-	-	22,937,277	17,183,832
Securitized real estate loans	-	-	196	2,549	-	-	196	2,549
Others	-	-	44,469	-	-	-	44,469	-
PGBL/VGBL fund quotas	-	-	258,044	324,138	-	-	258,044	324,138
Derivative financial instruments	-	-	71,044	71,318	-	-	71,044	71,318
Loans for Shares	-	-	330,624	(44,493)	-	-	330,624	(44,493)
Accounts receivable / (payable)	-	-	(160,772)	(37,589)	-	-	(160,772)	(37,589)
Other assets	3,743,078	3,433,056	6,407,990	5,566,612	2,304,724	2,088,865	12,455,792	11,088,533
Government	1,643,878	1,020,254	4,293,529	4,429,760	93,542	50,869	6,030,949	5,500,883
Private	2,099,200	2,412,802	2,114,461	1,136,852	2,211,182	2,037,996	6,424,843	5,587,650
Receivables from insurance and reinsurance operations (2)	5,811,562	5,368,212	-	-	-	-	5,811,562	5,368,212
Credit rights	1,343,710	990,116	-	-	-	-	1,343,710	990,116
Commercial – extended guarantee	1,478,872	1,307,185	-	-	-	-	1,478,872	1,307,185
Reinsurance	2,988,980	3,070,911	-	-	-	-	2,988,980	3,070,911
Total	11,106,294	10,065,725	100,064,424	86,169,641	3,180,436	3,108,172	114,351,154	99,343,538

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to lliabilities in Pension Plan Technical Provisions account.

(2) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	146

c)	Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 09/30/2014			01/01 to 09/30/2013			01/01 to 09/30/2014			01/01 to 09/30/2013			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Financial income from insurance, pension plan and capitalization operations	332,358	-	332,358	117,350	-	117,350	227,181	-	227,181	165,748	-	165,748	99,143	57,303	658,682	340,401
Financial income	548,326	-	548,326	178,746	-	178,746	6,546,975	-	6,546,975	1,897,736	-	1,897,736	225,905	164,941	7,321,206	2,241,423
Financial expenses	(215,968)	-	(215,968)	(61,396)	-	(61,396)	(6,319,794)	-	(6,319,794)	(1,731,988)	-	(1,731,988)	(126,762)	(107,638)	(6,662,524)	(1,901,022)
Operating income from insurance, pension plan and capitalization operations	2,897,686	(664,904)	2,232,782	2,535,789	(403,750)	2,132,039	172,657	373	173,030	146,485	(4,505)	141,980	437,793	375,806	2,843,605	2,649,825
Premiums and contributions	5,957,898	(966,904)	4,990,994	6,006,548	(1,152,513)	4,854,035	11,311,019	(3,630)	11,307,389	11,838,065	(5,198)	11,832,867	1,750,527	1,755,894	18,048,910	18,442,796
Changes in technical provisions	(390,342)	12,191	(378,151)	(618,733)	260,436	(358,297)	(11,114,262)	-	(11,114,262)	(11,689,229)	-	(11,689,229)	7,012	(32,873)	(11,485,401)	(12,080,399)
Expenses for claims, benefits, redemptions and raffles	(1,767,402)	241,860	(1,525,542)	(2,036,089)	439,892	(1,596,197)	(19,520)	339	(19,181)	3,081	-	3,081	(1,345,215)	(1,357,471)	(2,889,938)	(2,950,587)
Selling expenses	(864,189)	47,949	(816,240)	(800,009)	48,435	(751,574)	(2,873)	-	(2,873)	(2,818)	-	(2,818)	-	-	(819,113)	(754,392)
Other operating revenues and expenses	(38,279)	-	(38,279)	(15,928)	-	(15,928)	(1,707)	3,664	1,957	(2,614)	693	(1,921)	25,469	10,256	(10,853)	(7,593)
Total result from insurance, pension plan and capitalization operations	3,230,044	(664,904)	2,565,140	2,653,139	(403,750)	2,249,389	399,838	373	400,211	312,233	(4,505)	307,728	536,936	433,109	3,502,287	2,990,226

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	147

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and are therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

No amount is recorded as provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 1,826,261 (R$ 1,893,223 at September 30, 2013) and the main nature of which refers to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

No amount is recorded as provision in relation to labor claims which likelihood of loss is considered possible, and which total estimated risk is R$ 360,041.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

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The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 09/30/2014				01/01 to 09/30/2013
	Civil	Labor	Other	Total	Total
Opening balance	4,472,537	5,192,247	223,235	9,888,019	8,776,137
Effect of change in consolidation criteria	-	-	-	-	27,157
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(133,828)	(811,249)	-	(945,077)	(1,066,413)
Subtotal	4,338,709	4,380,998	223,235	8,942,942	7,736,881
Monetary restatement/charges	144,825	193,405	-	338,230	295,001
Changes in the period reflected in results (Notes 13f and 13i)	1,099,611	972,530	15,035	2,087,176	2,260,197
Increase (*)	1,464,161	1,262,586	16,234	2,742,981	2,923,594
Reversal	(364,550)	(290,056)	(1,199)	(655,805)	(663,397)
Payment	(1,089,232)	(1,024,047)	-	(2,113,279)	(2,210,949)
Subtotal	4,493,913	4,522,886	238,270	9,255,069	8,081,130
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	130,255	772,808	-	903,063	979,302
Closing balance (Note 13c)	4,624,168	5,295,694	238,270	10,158,132	9,060,432
Closing balance at 09/30/2013 (Note 13c)	3,801,156	5,044,012	215,264	9,060,432
Escrow deposits at 09/30/2014 (Note 13a)	2,055,029	2,402,848	-	4,457,877
Escrow deposits at 09/30/2013 (Note 13a)	2,166,345	2,372,596	-	4,538,941

 (*) Civil provisions include the provision for economic plans amounting to R$ 146,273 (R$ 175,978 from January 1 to September 30, 2013) (Note 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	149

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 09/30/2014			01/01 to 09/30/2013
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	6,446,886	2,527,011	8,973,897	10,433,605
Effect of change in consolidation criteria	-	-	-	9,460
(-) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	(57,028)	(57,028)	(61,198)
Subtotal	6,446,886	2,469,983	8,916,869	10,381,867
Monetary restatement/charges	333,786	74,167	407,953	372,352
Changes in the period reflected in results	402,839	156,867	559,706	325,593
Increase	410,570	502,498	913,068	554,424
Reversal	(7,731)	(345,631)	(353,362)	(228,831)
Payment	(3,536,979)	(101,509)	(3,638,488)	(467,068)
Subtotal	3,646,532	2,599,508	6,246,040	10,612,744
(+) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	59,792	59,792	55,814
Closing balance (Notes 13c and 14c)	3,646,532	2,659,300	6,305,832	10,668,558
Closing balance at 09/30/2013 (Notes 13c and 14c)	7,756,896	2,911,662	10,668,558

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	150

	01/01 to 09/30/2014			01/01 to 09/30/2013
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	5,276,820	381,278	5,658,098	4,556,839
Effect of change in consolidation criteria	-	-	-	8,211
Appropriation of income	279,967	30,245	310,212	198,239
Changes in the period	(1,289,255)	(5,453)	(1,294,708)	788,552
Deposited	215,201	344	215,545	1,411,713
Withdrawals	(30,666)	(1,228)	(31,894)	(10,312)
Reversals to income	(1,473,790)	(4,569)	(1,478,359)	(612,849)
Closing balance	4,267,532	406,070	4,673,602	5,551,841
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	-	-	1,255
Closing balance after relocated (Note 13a)	4,267,532	406,070	4,673,602	5,553,096
Closing balance at 09/30/2013 (Note 13a)	5,154,474	398,622	5,553,096

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	151

The main discussions related to legal obligations are described as follows:

•	CSLL – Isonomy – R$ 979,176: as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 957,941;

•	PIS and COFINS – Calculation basis – R$ 559,335: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 559,335;

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 519,936: we discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The corresponding escrow deposit balance totals R$ 495,867.

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Off-balance sheet contingencies - The amounts related to Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 12,816,396, are the following:

•	INSS – Non-compensatory amounts – R$ 4,214,315: we defend the non-taxation of these amounts, mainly profit sharing, stock option, transportation vouchers and sole bonus;

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed – R$ 1,272,909: cases in which the liquidity and the offset credit certainty are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,180,728: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 1,010,383: deductibility of goodwill on acquisition of investments with future expected profitability;

•	ISS – Banking Institutions – R$ 776,746: these are banking operations, of which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under Supplementary Law No. 116/03 or Law No.406/68.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	153

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 707,911 (R$ 738,426 at 09/30/2013) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	09/30/2014	09/30/2013
Securities (basically financial treasury bills – Note 7b)	725,720	1,272,341
Deposits in guarantee (Note 13a)	4,146,284	3,897,544

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released at the full amount deposited updated.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING CONSOLIDATED are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

e)	Program for Cash or Installment Payment of Taxes

ITAÚ UNIBANCO HOLDING and subsidiaries adhered to the Program for Cash Settlement or Installment Payment of Federal Taxes, basically at the federal level, enacted by Law No. 12,995, of June 18, 2014 and Law No. 12,996/14. The program includes debits managed by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury, and was defined in accordance with the main provisions below:

•	Refis - Profits Earned Abroad – Law No. 12.995/14 Article 22 - It amends paragraph 7 of Article 40 of Law No. 12,865/13, to include the provision that credits arising from tax loss and social contribution tax loss carryforwards on net income of affiliated companies domiciled in Brazil may also be used.

•	Refis 2013-2014– Also known as Being Related to the Economic Crisis and Extraordinary Installment Payment – Law No. 12,996/14 Article 2 - Among other rules, it extends, to the last day of August 2014, the option to adhere to the so-called “Refis Related to the Economic Crisis” and to the Extraordinary Installment Payment (Article 2), provided in Law No. 11,941/09 (Article 1, paragraph 12, and Article 7) and Law No. 12,249/10 (Article 65, paragraph 18), respectively.Debits due until December 31, 2013 may be paid at once or in installments under these programs.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	154

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	09/30/2014	09/30/2013
Deferred tax assets (Note 14b I)	39,021,517	39,140,693
Social contribution for offset (Note 14b I)	645,272	647,727
Taxes and contributions for offset	3,946,355	3,250,920
Escrow deposits for legal liabilities and tax and social security contingencies (Note 12b)	8,819,886	9,450,640
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,457,877	4,538,941
Escrow deposits for foreign fund raising program	473,038	733,690
Receivables from reimbursement of contingent liabilities (Note 12c)	707,911	738,426
Rights receivable from financial assets sold or transferred	5,382,993	369,473
Sundry domestic debtors	1,710,167	1,196,887
Premiums from loan operations	2,101,713	731,363
Sundry foreign debtors	1,947,050	507,910
Retirement plan assets (Note 19)	2,435,102	2,860,193
Recoverable payments	36,398	30,190
Salary advances	220,765	208,512
Amounts receivable from related companies	41,536	56,416
Operations without credit granting characteristics	258,965	210,739
Securities and credits receivable	731,728	523,608
(Allowance for loan losses)	(472,763)	(312,869)
Other	954,841	930,080
Total	73,161,386	65,602,800

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset of R$ 466,654 (R$ 260,896 at 09/30/2013) and Deferred Tax Assets of R$ 75,925 (R$ 1,078,437 at 09/30/2013) (Note 14b I).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	155

b)	Prepaid expenses

	09/30/2014	09/30/2013
Commissions	3,137,032	3,210,050
Related to vehicle financing	327,716	602,756
Related to insurance and pension plan	1,514,049	1,418,037
Restricted to commissions/partnership agreements (1)	195,788	663,582
Related to Payroll Deducted Loans	939,404	399,886
Other	160,075	125,789
Brazilian deposit guarantee fund (2)	-	11,996
Advertising	204,767	346,803
Other	619,868	356,643
Total	3,961,667	3,925,492

 (1) In September 2014 the balance was reduced in view of the early termination of the agreement between Itaú Seguros and Via Varejo.

(2) Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Brazilian deposit guarantee fund (Fundo Garantidor de Crédito - FGC), according to BACEN Circular No. 3,416, of October 24, 2008.

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c)	Other sundry liabilities

	09/30/2014	09/30/2013
Provisions for contingent liabilities (Note 12b)	12,817,432	11,972,094
Provisions for sundry payments	2,255,175	1,939,311
Personnel provision	1,992,410	1,721,792
Sundry creditors - local	1,547,671	2,249,081
Sundry creditors - foreign	2,410,741	1,816,917
Liabilities for official agreements and rendering of payment services	813,921	729,000
Related to insurance operations	1,397,594	1,203,609
Liabilities for purchase of assets and rights	4,383	3,655
Creditors of funds to be released	1,409,063	1,334,816
Funds from consortia participants	31,739	27,843
Provision for Retirement Plan Benefits (Note 19)	779,988	627,939
Provision for health insurance (*)	675,294	648,076
Expenses for lease interests (Note 4i)	293,140	287,729
Liabilities from transactions related to credit assignments (Note 8f)	3,905,896	-
Liabilities from sales operations or transfer of financial assets	3,325,764	37,901
Other	683,060	644,785
Total	34,343,271	25,244,548

(*) Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

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d)	Banking service fees

	01/01 to 09/30/2014	01/01 to 09/30/2013
Asset management	2,825,760	2,641,025
Funds management fees	2,371,260	2,367,480
Consortia management fee	454,500	273,545
Current account services	571,908	544,602
Credit cards	6,534,655	5,535,078
Relationship with stores	6,463,853	5,464,210
Credit card processing	70,802	70,868
Sureties and credits granted	1,442,061	1,278,990
Loan operations	618,201	576,113
Guarantees provided	823,860	702,877
Receipt services	1,159,972	1,060,583
Collection fees	960,454	895,608
Collection services	199,518	164,975
Other	1,479,116	1,168,513
Custody services and management of portfolio	207,850	209,271
Economic and financial advisory	428,399	247,905
Foreign exchange services	62,294	74,607
Other services	780,573	636,730
Total	14,013,472	12,228,791

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	158

e)	Income from bank charges

	01/01 to 09/30/2014	01/01 to 09/30/2013
Loan operations/registration	822,750	782,215
Credit cards – annual fees and other services	2,136,868	1,619,941
Deposit account	86,646	94,649
Transfer of funds	135,270	126,825
Income from securities brokerage	293,746	350,301
Service package fees and other	2,889,589	2,301,879
Total	6,364,869	5,275,810

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	159

f)	Personnel expenses

	01/01 to 09/30/2014	01/01 to 09/30/2013
Compensation	(5,233,430)	(4,705,897)
Charges	(1,729,741)	(1,612,510)
Welfare benefits (Note 19)	(1,548,705)	(1,447,210)
Training	(127,210)	(128,244)
Labor claims and termination of employees (Note 12b)	(1,237,961)	(1,338,859)
Stock Option Plan	(145,286)	(147,337)
Total	(10,022,333)	(9,380,057)
Employees’ profit sharing	(2,218,336)	(1,856,617)
Total including employees’ profit sharing	(12,240,669)	(11,236,674)

g)	Other administrative expenses

	01/01 to 09/30/2014	01/01 to 09/30/2013
Data processing and telecommunications	(2,896,008)	(2,661,544)
Depreciation and amortization	(1,538,808)	(1,388,241)
Installations	(1,828,171)	(1,673,767)
Third-party services	(2,957,080)	(2,427,884)
Financial system services	(397,879)	(342,379)
Advertising, promotions and publication	(707,936)	(729,413)
Transportation	(319,235)	(339,510)
Materials	(252,710)	(262,531)
Security	(466,502)	(408,427)
Travel expenses	(144,187)	(139,939)
Other	(449,147)	(375,699)
Total	(11,957,663)	(10,749,334)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	160

h)	Other operating revenue

	01/01 to 09/30/2014	01/01 to 09/30/2013
Reversal of operating provisions	9,504	38,409
Recovery of charges and expenses	38,568	35,835
Program for Settlement or Installment Payment of Federal (Note 12e)	187,155	-
Other	193,735	166,745
Total	428,962	240,989

i)	Other operating expenses

	01/01 to 09/30/2014	01/01 to 09/30/2013
Provision for contingencies (Note 12b)	(1,331,195)	(1,295,868)
Civil lawsuits	(1,099,611)	(1,160,289)
Tax and social security contributions	(216,549)	(112,627)
Other	(15,035)	(22,952)
Selling - credit cards	(1,729,965)	(1,350,167)
Claims	(257,360)	(310,769)
Provision for health insurance (Note 13c)	(20,365)	(13,485)
Refund of interbank costs	(180,714)	(183,010)
Other	(1,032,965)	(727,017)
Total	(4,552,564)	(3,880,316)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	161

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I -  Statement of calculation with income tax and social contribution:

Due on operations for the period	01/01 to 09/30/2014	01/01 to 09/30/2013
Income before income tax and social contribution	20,893,467	14,169,392
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(8,357,387)	(5,667,757)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	70,826	75,556
Foreign exchange variation on investments abroad	487,366	860,013
Interest on capital	1,313,583	1,231,717
Corporate reorganizations (Note 2c)	478,989	470,889
Dividends and interest on external debt bonds	220,663	119,950
Other nondeductible expenses net of non taxable income	(957,122)	(3,738,523)
Income tax and social contribution expenses	(6,743,082)	(6,648,155)
Related to temporary differences
Increase (reversal) for the period	1,943,413	4,803,472
Increase (reversal) of prior periods	(963,768)	(998,288)
(Expenses)/Income from deferred taxes	979,645	3,805,184
Total income tax and social contribution expenses	(5,763,437)	(2,842,971)

(*) Includes temporary (additions) and exclusions.

II - Composition of tax expenses:

	01/01 to 09/30/2014	01/01 to 09/30/2013
PIS and COFINS	(2,873,798)	(2,400,774)
ISS	(646,861)	(594,230)
Other	(377,670)	(300,585)
Total (Note 4o)	(3,898,329)	(3,295,589)

In ITAÚ UNIBANCO HOLDING tax expenses amount to R$ 200,783 (R$ 171,431 at 09/30/2013) are mainly composed of PIS and COFINS.

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	162

b)	Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	09/30/2013	09/30/2014	12/31/2013	Realization / Reversal	Increase	09/30/2014	09/30/2013
Reflected in income and expense accounts			36,141,123	(8,159,569)	7,894,889	35,876,443	35,177,036
Related to income tax and social contribution loss carryforwards			6,122,197	(518,062)	1,326,369	6,930,504	6,168,076
Related to disbursed provisions			19,252,617	(4,876,123)	4,252,764	18,629,258	18,460,571
Allowance for loan losses			16,890,552	(3,765,452)	3,891,340	17,016,440	15,750,276
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			511,180	(511,180)	237,419	237,419	484,150
Allowance for real estate			176,230	(4,378)	114,157	286,009	166,275
Goodwill on purchase of investments			1,568,007	(556,729)	-	1,011,278	1,936,634
Other			106,648	(38,384)	9,848	78,112	123,236
Related to non-disbursed provisions (*)	27,053,222	27,279,236	10,766,309	(2,765,384)	2,315,756	10,316,681	10,548,389
Related to the operation	21,994,807	22,062,269	8,679,522	(2,765,384)	2,315,756	8,229,894	8,525,024
Provision for contingent liabilities	9,677,115	10,662,598	3,972,793	(632,292)	723,033	4,063,534	3,636,007
Civil lawsuits	3,649,885	4,429,314	1,706,046	(270,692)	375,362	1,810,716	1,440,583
Labor claims	3,496,537	3,745,661	1,400,057	(209,494)	217,033	1,407,596	1,322,401
Tax and social security contributions	2,482,164	2,441,100	848,779	(152,027)	130,638	827,390	854,388
Other	48,529	46,523	17,911	(79)	-	17,832	18,635
Adjustments of operations carried out in futures settlement market	1,616,317	1,045,823	691,746	(287,979)	11,913	415,680	629,902
Legal obligation - tax and social security contributions	3,342,231	2,332,856	1,479,166	(416,026)	100,573	1,163,713	1,869,922
Provision related to health insurance operations	648,076	675,294	261,972	-	8,146	270,118	259,231
Other non-deductible provisions	6,711,068	7,345,698	2,273,845	(1,429,087)	1,472,091	2,316,849	2,129,962
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,058,415	5,216,967	2,086,787	-	-	2,086,787	2,023,365

Reflected in stockholders’ equity accounts			4,018,657	(874,009)	426	3,145,074	3,963,657
Corporate reorganizations (Note 2c)	9,765,876	7,863,667	3,152,634	(478,987)	-	2,673,647	3,320,398
Adjustment to market value of available-for-sale securities	1,608,149	1,178,572	866,023	(395,022)	426	471,427	643,259
Total	38,427,247	36,321,475	40,159,780	(9,033,578)	7,895,315	39,021,517	39,140,693
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			647,376	(2,104)	-	645,272	647,727

(*) From a financial point of view, rather than recording the provision of R$ 27,279,236 (R$ 27,053,222 at 09/30/2013) and deferred tax assets of R$ 10,316,681 (R$ 10,548,389 at 09/30/2013), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 39,021,517 (R$ 39,140,693 at 09/30/2013) to R$ 28,704,836 (R$ 28,592,304 at 09/30/2013).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 75,925 (R$ 1,078,437 at 09/30/2013) and are basically represented by tax loss of R$ 50,067 (R$ 551,567 at 09/30/2013) and legal liabilities – tax and social security of R$ 21,822 (R$ 523,298 at 09/30/2013), which expected realization is dependent upon the progress of the lawsuit.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	163

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2013	Realization / Reversal	Increase	09/30/2014	09/30/2013
Reflected in income and expense accounts	6,433,064	(1,667,219)	422,894	5,188,739	7,535,505
Depreciation in excess – leasing	4,164,743	(1,248,933)	-	2,915,810	4,737,248
Restatement of escrow deposits and contingent liabilities	1,109,172	(116,974)	181,813	1,174,011	1,116,455
Provision for pension plan benefits	355,189	(91,687)	101,681	365,183	919,246
Adjustment to market value of securities and derivative financial instruments	177,532	(177,532)	23,655	23,655	156,968
Adjustments of operations carried out in future settlement market	368,519	(4,482)	-	364,037	363,497
Taxation of results abroad – capital gains	125,890	-	16,422	142,312	100,738
Other	132,019	(27,611)	99,323	203,731	141,353
Reflected in stockholders’ equity accounts	419,149	-	140,680	559,829	137,203
Adjustment to market value of available-for-sale securities	23,861	-	40,348	64,209	118,870
Cash flow hedge and hedge of net investment in foreign operation	84,339	-	74,271	158,610	8,623
Provision for pension plan benefits (*)	310,949	-	26,061	337,010	9,710
Total	6,852,213	(1,667,219)	563,574	5,748,568	7,672,708

(*) Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 19).

At ITAÚ UNIBANCO HOLDING, the provision for deferred income tax and social contribution totals R$ 3,788 (R$ 3,936 at 09/30/2013), mainly represented by restatement of escrow deposits and contingent liabilities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	164

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at September 30, 2014, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets								Provision for
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	deferred income tax and social contribution	%	Net deferred taxes	%
2014	7,613,373	24%	216,126	3%	7,829,499	21%	556	0%	(1,793,308)	31%	6,036,747	18%
2015	8,377,275	26%	3,339,571	48%	11,716,846	30%	644,716	100%	(1,688,409)	29%	10,673,153	31%
2016	4,684,264	14%	2,809,984	41%	7,494,248	19%	-	0%	(877,968)	15%	6,616,280	19%
2017	2,831,020	9%	433,097	6%	3,264,117	8%	-	0%	(291,768)	5%	2,972,349	9%
2018	3,500,897	11%	42,066	1%	3,542,963	9%	-	0%	(259,021)	5%	3,283,942	10%
after 2018	5,084,184	16%	89,660	1%	5,173,844	13%	-	0%	(838,094)	15%	4,335,750	13%
Total	32,091,013	100%	6,930,504	100%	39,021,517	100%	645,272	100%	(5,748,568)	100%	33,918,221	100%
Present value (*)	28,562,519		6,402,538		34,965,057		610,585		(5,220,535)		30,355,107

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV- There are no unrecorded deferred tax assets at 09/30/2014 and 09/30/2013.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	165

c)	Tax and social security contributions

	09/30/2014	09/30/2013

Taxes and contributions on income payable	4,673,951	3,769,798
Taxes and contributions payable	1,481,679	1,413,320
Provision for deferred income tax and social contribution (Note 14b II)	5,748,568	7,672,708
Legal liabilities – tax and social security (Note 12b)	3,646,532	7,756,896
Total	15,550,730	20,612,722

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 361,487 (R$ 1,448,413 at 09/30/2013) and is mainly comprised of Taxes and contributions on income payable of R$ 356,593 (R$ 232,500 at 09/30/2013) and Legal liabilities – tax and social security of R$ 1,106 (R$ 1,211,977 at 09/30/2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	166

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is mainly from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	09/30/2014	09/30/2013
Taxes paid or provided for	13,531,618	12,233,129
Taxes withheld and collected from third parties	8,468,256	7,808,565
Total	21,999,874	20,041,694

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	167

Note 15 – Permanent Assets

a)	Investment

I - Change of relevant investments - ITAÚ UNIBANCO HOLDING

Companies	Balance at 12/31/2013					Changes
	Book value							Equity in earnings of subisidiaries
	Stockholders' equity	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balance at 12/31/2013	Amortization of goodwill	Dividends / interest on capital paid/provided for (2)	Earnings/ (loss)	Changes in exchange rates	Adjustments under investor criteria (1)	Unrealized results	Total	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 09/30/2014	Balance at 09/30/2013	Equity in earnings of subsidiaries from 01/01 to 09/30/2013
Domestic	51,982,627	(73,333)	(547,927)	30,622	51,391,989	(4,752)	(4,875,254)	9,880,157	-	32,211	22,863	9,935,231	826,556	900,073	58,173,843	51,734,627	5,595,511
Itaú Unibanco S.A.	43,302,347	(32,439)	(546,357)	30,622	42,754,173	(4,752)	(2,657,398)	6,823,191	-	(5,218)	81,921	6,899,894	846,374	909,037	48,747,328	42,726,737	3,008,623
Banco Itaú BBA S.A.	5,929,991	(37,276)	-	-	5,892,715	-	-	583,082	-	37,276	(59,514)	560,844	(19,996)	(909,037)	5,524,526	6,477,477	1,295,705
Banco Itaucard S.A. (4)	1,614,061	(3,618)	(1,570)	-	1,608,873	-	(2,096,135)	2,280,869	-	153	456	2,281,478	173	-	1,794,389	1,388,537	1,077,610
Itaú Corretora de Valores S. A. (4)	1,084,957	-	-	-	1,084,957	-	(109,250)	185,307	-	-	-	185,307	2	-	1,161,016	1,091,492	212,174
Itaú-BBA Participações S.A.	51,250	-	-	-	51,250	-	(12,466)	7,702	-	-	-	7,702	-	900,000	946,486	50,363	1,398
Itaú Seguros Soluções Corporativas S.A. (5)(6)	-	-	-	-	-	-	(1)	3	-	-	-	3	1	77	80	-	-
Itau Seguros S.A.	19	-	-	-	19	-	(4)	3	-	-	-	3	1	(2)	17	19	1
Itaú Administração Previdenciaria Ltda. (7)	-	-	-	-	-	-	-	-	-	-	-	-	2	(1)	1	-	-
Itaú Soluções Previd, Ltda. (8)	2	-	-	-	2	-	-	-	-	-	-	-	(1)	(1)	-	2	-
Foreign	4,616,445	-	-	154,228	4,770,673	(38,556)	(34,300)	447,395	94,373	-	-	541,768	15,030	217,671	5,472,286	4,270,164	537,966
Itaú Chile Holdings, INC.	3,647,486	-	-	135,725	3,783,211	(33,931)	-	168,243	204,980	-	-	373,223	2,759	217,671	4,342,933	3,505,655	353,381
Banco Itaú Uruguay S.A.	736,468	-	-	14,136	750,604	(3,534)	-	204,695	(84,903)	-	-	119,792	12,271	-	879,133	554,359	127,199
OCA S.A.	177,931	-	-	3,757	181,688	(939)	(34,300)	66,466	(19,677)	-	-	46,789	-	-	193,238	158,726	53,257
OCA Casa Financiera S.A.	51,296	-	-	546	51,842	(136)	-	7,830	(5,677)	-	-	2,153	-	-	53,859	48,396	4,163
ACO Ltda.	3,264	-	-	64	3,328	(16)	-	161	(350)	-	-	(189)	-	-	3,123	3,028	(34)
Grand total	56,599,072	(73,333)	(547,927)	184,850	56,162,662	(43,308)	(4,909,554)	10,327,552	94,373	32,211	22,863	10,476,999	841,586	1,117,744	63,646,129	56,004,791	6,133,477

(1)	Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;
(2)	Dividends approved and not paid are recorded as Dividends receivable.
(3)	Corporate Events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital.
(4)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.
(5)	Investiment aquired on 06/20/2014 from Itaú Administração Previdenciária Ltda.
(6)	New company name of UBB Participações S.A.
(7)	Investiment aquired on 08/31/2014 in the merger process of Itaú Soluções Previdenciárias Ltda.
(8)	Company merged on 08/31/2014 by Itaú Administração Previdencíaria Ltda.

			Net income for the	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in	Equity share in
Companies	Capital	Stockholders’ equity	period	Common	Preferred	Quotas	voting capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	40,325,563	49,223,550	6,823,191	2,124,156,731	2,057,245,497	-	100.00	100.00
Banco Itaú BBA S.A.	3,574,844	5,584,041	583,083	4,474,436	4,474,436	-	99.99	100.00
Banco Itaucard S.A.	15,564,076	18,368,714	2,522,424	3,596,744,163	1,277,933,118	-	1.51	2.04
Itaú Corretora de Valores S. A.	1,140,172	2,392,699	205,106	-	811,503	-	-	1.94
Itaú-BBA Participações S.A.	935,196	946,486	7,702	300,396	600,792	-	100.00	100.00
Itaú Seguros Soluções Corporativas S.A.	363,890	705,252	25,685	186	-	-	0.01	0.01
Itau Seguros S.A.	5,065,415	7,490,675	1,427,476	450	1	-	0.01	0.01
Itaú Administração Previdenciaria Ltda.	436,263	462,136	2,898	-	-	1,299	0.01	0.01
Foreign
Itaú Chile Holdings, INC.	3,423,386	4,241,139	168,243	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	442,361	868,532	204,695	4,465,133,954	-	-	100.00	100.00
OCA S.A.	14,882	190,420	66,467	1,502,176,740	-	-	100.00	100.00
OCA Casa Financiera S.A.	19,206	53,450	7,830	646	-	-	100.00	100.00
ACO Ltda.	13	3,098	163	-	-	131	99.24	99.24

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	168

II - Composition of investments

	09/30/2014	09/30/2013
Investment in affiliates and jointly controlled entities	3,021,699	2,345,214
Domestic	3,020,446	2,267,520
BSF Holding S.A. (1)	942,143	846,906
Instituto de Resseguros do Brasil - IRB (2) (3)	417,219	-
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,568,463	1,359,779
Tecnologia Bancária S.A. (2)	88,301	57,680
Other	4,320	3,155
Foreign	1,253	77,694
MCC Securities Inc. (Note 2c)	-	15,132
MCC Corredora de Bolsa (Note 2c)	-	58,040
Other	1,253	4,522
Other investments	623,750	996,570
Shares and quotas	89,745	247,929
Instituto de Resseguros do Brasil - IRB (3)	-	229,526
Investments through tax incentives	204,684	169,646
Equity securities	14,756	12,885
Other	314,565	336,584
(Allowance for loan losses)	(211,948)	(273,788)
Total	3,433,501	3,067,996

(1)	Includes goodwill in the amount of R$ 398,116 (R$ 477,387 at 09/30/2013);
(2)	For the purpose of accounting for participation in earnings, the position at 08/31/2014 was used, as provided for in Circular Letter nº 1,963 of May 23, 1991, from BACEN;
(3)	Investment stated under the equity method starting from the 4th quarter of 2013, considering the assessment of significant influence to the completion of the privatization process.

III - Equity in earnings of affiliates, jointly controlled entities and other investments

	01/01 to 09/30/2014	01/01 to 09/30/2013
Investment in affiliates and jointly controlled entities – domestic	379,735	231,117
Investment in affiliates and jointly controlled entities – foreign	(161)	3,247
Dividends received from other investments	23,041	36,448
Result not arising from income of controlled companies	(9,359)	(6,118)
Total	393,256	264,694

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	169

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

	Real Estate in Use (2) (3)		Other Fixed Assets (3)
Real estate in use (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems (4)	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2013	950,237	2,998,866	1,296,763	1,044,157	1,094,491	6,296,058	724,882	14,405,454
Acquisitions	-	426,317	144,469	76,975	783,354	749,292	43,023	2,223,430
Disposals	-	(1,735)	(101,328)	(1,788)	(9,571)	(671,786)	(4,969)	(791,177)
Exchange variation	(650)	(16,742)	(15,560)	638	(22,661)	(1,891)	(7,171)	(64,037)
Other	(10,323)	29,144	117,448	(31,539)	(148,591)	(1,979)	2,271	(43,569)
Balance at 09/30/2014	939,264	3,435,850	1,441,792	1,088,443	1,697,022	6,369,694	758,036	15,730,101

Depreciation
Balance at 12/31/2013	-	(1,651,588)	(666,584)	(439,613)	(486,763)	(4,230,323)	(410,738)	(7,885,609)
Depreciation expenses	-	(45,166)	(179,756)	(62,157)	(57,187)	(827,896)	(55,431)	(1,227,593)
Disposals	-	-	101,274	1,136	5,803	632,108	3,495	743,816
Exchange variation	-	3,321	8,416	2,288	17,843	2,635	1,333	35,836
Other	-	10,263	(3,591)	781	(10,870)	26,665	1,603	24,851
Balance at 09/30/2014	-	(1,683,170)	(740,241)	(497,565)	(531,174)	(4,396,811)	(459,738)	(8,308,699)

Impairment
Balance at 12/31/2013	-	-	-	-	(8,933)	-	-	(8,933)
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 09/30/2014	-	-	-	-	(8,933)	-	-	(8,933)

Book value
Balance at 09/30/2014	939,264	1,752,680	701,551	590,878	1,156,915	1,972,883	298,298	7,412,469
Balance at 09/30/2013	949,820	1,229,060	593,626	551,390	534,273	1,982,006	268,309	6,108,484

(1)	The contractual commitments for the purchase of the fixed assets totaled R$ 545,969 achievable by 2016.
(2)	Includes amounts pledged in guarantee of voluntary deposits (Note 12d).
(3)	Includes the amount of R$ 3,255 related to attached real estate; fixed assets under construction in the amount of R$ 1,981,794 consisting of R$ 1,225,423 in real estate in use; R$ 16,882 in improvements, and R$ 739,489 in equipment.
(4)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance leases. Pursuant to this method, assets and liabilities are accounted for in the financial statements, and assets are depreciated consistently with the depreciation criteria usually adopted for own assets. These contracts amount to R$ 237,122 at 09/30/2014.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	170

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2013	Acquisitions	Amortization expenses	Impairment	Disposals (*)	Balance at 09/30/2014	Balance at 09/30/2013
Goodwill (Notes 2b and 4j)	10 years	1,921,230	154,602	(137,343)	-	(1,736,410)	202,079	44,983

(*)	Goodwill transferred to Intangible resulting from the merger of Banco Credicard S.A. (Note 2c)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	171

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10 to 20%

Cost
Balance at 12/31/2013	1,164,996	1,687,871	1,722,028	2,195,703	21,612	946,771	7,738,981
Acquisitions	77,833	17,146	294,792	477,167	1,748,645	136	2,615,719
Disposals	(114,224)	(36,222)	(108,859)	(9,094)	-	(300,175)	(568,574)
Exchange variation	-	(8,310)	(30,593)	-	-	14,699	(24,204)
Other	111	1,919	2,834	(339)	(12,236)	(1)	(7,712)
Balance at 09/30/2014	1,128,716	1,662,404	1,880,202	2,663,437	1,758,021	661,430	9,754,210

Amortization
Balance at 12/31/2013	(535,455)	(256,612)	(775,530)	(46,527)	(10,446)	(343,722)	(1,968,292)
Amortization expenses (3)	(171,366)	(120,360)	(237,807)	(46,347)	(20,703)	(36,319)	(632,902)
Disposals	114,193	36,222	108,859	-	-	118,925	378,199
Exchange variation	-	1,130	11,003	-	-	(11,254)	879
Other	-	-	(306)	339	438	1	472
Balance at 09/30/2014	(592,628)	(339,620)	(893,781)	(92,535)	(30,711)	(272,369)	(2,221,644)

Impairment (4)
Balance at 12/31/2013	(18,251)	(26,810)	-	(5,784)	-	-	(50,845)
Additions/ assumptions	-	-	-	(2,767)	-	-	(2,767)
Disposals	-	-	-	-	-	-	-
Balance at 09/30/2014	(18,251)	(26,810)	-	(8,551)	-	-	(53,612)

Book value
Balance at 09/30/2014	517,837	1,295,974	986,421	2,562,351	1,727,310	389,061	7,478,954
Balance at 09/30/2013	615,364	1,377,086	939,667	2,082,293	12,246	316,510	5,343,166

(1)	The contractual commitments for purchase of the new intangible assets totaled R$ 571,778 achievable by 2016.
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(3)	Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.
(4)	Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	172

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on April 23, 2014 approved the increase of subscribed and paid-up capital by R$ 15,000,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on June 6, 2014 and the process was approved by the Central Bank on May 19, 2014. Accordingly, capital stock was increased by 502,802,971 shares.

Capital comprises 5,530,832,681 book-entry shares with no par value, of which 2,770,036,544 are common and 2,760,796,137 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 75,000,000 (R$ 60,000,000 at 09/30/2013), of which R$ 51,605,389 (R$ 41,652,325 at 09/30/2013) refers to stockholders domiciled in the country and R$ 23,394,611 (R$ 18,347,675 at 09/30/2013) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2013	2,502,311,972	983,934,784	3,486,246,756
Residents abroad at 12/31/2013	15,903,068	1,525,879,886	1,541,782,954
Shares of capital stock at 12/31/2013	2,518,215,040	2,509,814,670	5,028,029,710
Bonus shares - Extraordinary Stockholders’ Meeting of April 23, 2014 – Made effective on June 06, 2014	251,821,504	250,981,467	502,802,971
Shares of capital stock at 09/30/2014	2,770,036,544	2,760,796,137	5,530,832,681
Residents in Brazil at 09/30/2014	2,757,605,774	1,048,004,507	3,805,610,281
Residents abroad at 09/30/2014	12,430,770	1,712,791,630	1,725,222,400
Treasury shares at 12/31/2013	2,310	68,867,010	68,869,320	(1,854,432)
Exercised – granting of stock options	-	(15,143,755)	(15,143,755)	343,449
Disposals – stock option plan	-	(4,525,951)	(4,525,951)	165,555
Bonus shares - Extraordinary Stockholders’ Meeting of April 23, 2014 – Made effective on June 06, 2014	231	5,763,327	5,763,558	-
Treasury shares at 09/30/2014 (1)	2,541	54,960,631	54,963,172	(1,345,428)
Outstanding shares at 09/30/2014	2,770,034,003	2,705,835,506	5,475,869,509
Outstanding shares at 09/30/2013 (2)	2,770,034,003	2,682,450,562	5,452,484,565

(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.
(2)	For better comparability, outstanding shares for the period ending September 30, 2013 were adjusted for the bonus of June 6, 2014.

We detail below the average cost of treasury shares and their market price at September 30, 2014:

Cost / Market value	Common	Preferred
Treasury shares
Average cost	7.97	24.48
Market value	31.43	33.87

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	173

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

I - Calculation

Net income	12,382,142
Adjustments:
(-) Legal reserve	(619,107)
Dividend calculation basis	11,763,035
Dividend – paid/provided for	2,940,758	25.0%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	2,391,401	(267,065)	2,124,336
Dividends - 8 monthly installments of R$ 0.015 per share paid in February to September 2014	610,967	-	610,967
Interest on capital - R$ 0.3256 per share, paid on 08/25/2014	1,780,434	(267,065)	1,513,369

Declared (recorded in other liabilities – Social and Statutory)	816,422	-	816,422
Dividends - 1 monthly installment of R$ 0.015 per share paid on 10/01/2014	82,087	-	82,087
Dividends - R$ 0.1341 per share	734,335	-	734,335

Total from 01/01 to 09/30/2014 - R$ 0.5459 net per share	3,207,823	(267,065)	2,940,758
Total from 01/01 to 09/30/2013 - R$ 0.3921 net per share	2,137,760	(225,116)	1,912,644

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	174

c)	Capital and revenue reserves

	09/30/2014	09/30/2013
Capital reserves	892,700	854,358
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638 and Share-based instruments	608,084	569,741
Reserves from tax incentives and restatement of equity securities and other	1,104	1,105
Revenue reserves	23,415,789	29,213,757
Legal	5,590,179	4,790,665
Statutory:	17,825,610	24,423,092
Dividends equalization (1)	6,100,661	8,866,267
Working capital increase (2)	5,190,525	6,652,127
Increase in capital of investees (3)	6,534,424	8,904,698

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 09/30/2014	01/01 to 09/30/2013	09/30/2014	09/30/2013
ITAÚ UNIBANCO HOLDING	12,382,142	8,053,240	97,269,954	87,334,784
Amortization of goodwill	792,676	1,611,738	(1,303,912)	(2,629,678)
Corporate reorganizations (Note 2c)	1,408,786	1,384,959	(5,190,020)	(6,445,479)
Foreign exchange variation on investments / Net investment hedge in foreign operations (Note 4s)	138,114	-	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	14,721,718	11,049,937	90,776,022	78,259,627

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	175

e)	Minority interest in subsidiaries

	Stockholders’ equity		Net Income
	09/30/2014	09/30/2013	01/01 to 09/30/2014	01/01 to 09/30/2013
Itau Bank, Ltd. (1)	963,462	876,589	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	434,093	348,094	(79,986)	(41,446)
Banco Itaú BMG Consignado S.A. (Note 2c)	539,006	295,053	(62,445)	8,124
Luizacred S.A. Soc. Cred. Financiamento Investimento	283,590	213,554	(65,003)	(47,886)
IGA Participações S.A.	52,610	50,781	(1,616)	(1,306)
Investimentos Bemge S.A.	21,751	20,487	(1,013)	(731)
Banco Investcred Unibanco S.A.	19,926	19,111	(839)	(539)
Biogeração de Energia S.A. (2)	-	10,711	-	(4,599)
Others	9,181	7,377	(10,105)	(6,352)
Total	2,323,619	1,841,757	(221,007)	(94,735)

(1) Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousands, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.y.

(2) All shares were acquired on January 8, 2014.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	176

f)	Stock option plan

I – Purpose and guidelines of the plan

ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or options which are partner options (these are personal, not pledgeable and nontransferable) which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, which may range from a minimum of 5 and a maximum of 10 years, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN only by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the programs

II.I – Simple options

Prior programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or, alternatively, subject to the positive or negative adjustment of up to 20%. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

The ESM of April 19, 2013 approved the conversion of the Stock Option Plan of REDE by ITAÚ UNIBANCO HOLDING, with the exchange of RDCD3 shares to ITUB4 shares with no significant financial impacts.

II.II – Partners plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of three (3) to five (5) years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partners Options or share-based instruments is from one (1) to seven (7) years. Share-based instruments and Partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of the acquisition price.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	177

Title to the shares received after the vesting period of the Partners Options should be held, without any liens or encumbrances, for periods from five (5) to eight (8) years, counted from the date of acquisition of own shares.

The weighted average fair value of the Share-Based Instruments at the granting date was estimated for the shares purchased in the period ended September 30, 2014 was R$ 31,43 per share (R$ 34.66 per share at September 30, 2013).

The fair value of the Share-Based Instruments is the market price quoted at the granting date for preferred shares of ITAÚ UNIBANCO HOLDING less the cash price paid by the beneficiaries. Amount received for the purchase of Share-Based Instruments for the period ended September 30, 2014 was R$ 7,982 (R$ 15,215 at September 30, 2013).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	178

Summary of changes in the plan

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Opening balance at 12/31/2013	65,316,846	32.85		18,351,820		83,668,666
Options exercisable at the end of the period	32,734,794	30.42		-		32,734,794
Options outstanding not exercisable	32,582,052	36.25		18,351,820		50,933,872
Options:
Granted	-	-		7,467,437		7,467,437
Canceled/Forfeited (*)	(374,571)	36.71		(1,553,359)		(1,927,930)
Exercised	(11,645,170)	29.47	36.40	(3,498,585)	29.56	(15,143,755)
Closing balance at 09/30/2014	53,297,105	35.03		20,767,313		74,064,418
Options exercisable at the end of the period	21,361,598	31.88		-		21,361,598
Options outstanding not exercisable	31,935,507	37.14		20,767,313		52,702,820
Range of exercise prices
Granting 2006-2009		25.80 - 43.86
Granting 2010-2012		26.27 - 41.91
Weighted average of the remaining contractual life (in years)	3.09			2.30

(*) Refers to non-exercise due to the beneficiary’s option.

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Opening balance at 12/31/2012	71,677,920	31.30		17,274,588		88,952,508
Options exercisable at the end of the period	23,610,501	31.67		40,503		23,651,004
Options outstanding not exercisable	48,067,419	31.12		17,234,085		65,301,504
Options:
Granted	-	-		5,715,609		5,715,609
Canceled/Forfeited (*)	(1,424,612)	34.11		(374,038)		(1,798,650)
Exercised	(1,581,983)	24.85	31.01	(3,984,869)	28.20	(5,566,852)
Closing balance at 09/30/2013	68,671,321	32.33		18,631,294		87,302,615
Options exercisable at the end of the period	21,800,316	32.76		-		21,800,316
Options outstanding not exercisable	46,871,005	32.13		18,631,294		65,502,299
Range of exercise prices
Granting 2006-2009		24.60 - 41.53
Granting 2010-2012		29.19 - 39.96
Weighted average of the remaining contractual life (in years)	3.67			2.31

(*) Refers to non-exercise due to the beneficiary’s option.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	179

Summary of changes in Share-Based Instruments (SBI)

Quantity
Balance at 12/31/2013	2,183,769
Instruments:
New SBI's	286,466
Converted into shares	(1,266,324)
Canceled	(351,765)
Balance at 09/30/2014	852,146
Weighted average of the remaining contractual life (in years)	0.73

Quantity
Balance at 12/31/2012	3,384,440
Instruments:
New SBI's	533,763
Converted into shares	(1,732,831)
Canceled	(1,586)
Balance at 09/30/2013	2,183,786
Weighted average of the remaining contractual life (in years)	0.81

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	180

III – Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for Simple Options and the Black & Scholes method for Partners Options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting		Vesting period	Exercise	Price of underlying	Fair	Expected	Risk-free	Expected
No.	Date	until	period until	asset	value	dividends	interest rate	volatility
Partners options (*)
19th	2/27/2014	2/27/2017	-	28.57	25.85	3.35%	-	-
19th	2/27/2014	2/27/2019	-	28.57	24.18	3.35%	-	-

 (*) The fair value of option is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

IV - Accounting effects arising from options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to September 30, 2014 was R$ (145,286) (R$ (147,337) from January 1 to September 30, 2013) as a contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16c).

In the Stockholders’ Equity, the effect was as follows:

	09/30/2014	09/30/2013
Amount received for the sale of shares – exercised options	465,237	147,440
(-) Cost of treasury shares sold	(509,004)	(267,835)
(+) Write-off of cost recognized of exercised options	133,881	154,758
Effect on sale (*)	90,114	34,363

 (*) Recorded in Revenue Reserves.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	181

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube A, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	182

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	Annual rate	09/30/2014	09/30/2013	01/01 to 09/30/2014	01/01 to 09/30/2013	Annual rate	09/30/2014	09/30/2013	01/01 to 09/30/2014	01/01 to 09/30/2013
Interbank investments		40,746,386	38,522,456	2,768,189	2,114,772		-	-	-	-
Itaú Unibanco S.A.	10.90% pre fixed or 100% of Selic	33,346,212	31,698,967	2,439,631	1,806,561		-	-	-	-
Grand Cayman Branch	2,14% to 10.75% pre fixed	7,400,174	6,823,489	328,558	308,211		-	-	-	-
Securities and derivative financial instruments		12,487,433	11,358,780	477,336	441,571		-	-	-	-
Grand Cayman Branch	5.13% to 6.20% pre fixed	12,487,433	11,358,780	477,336	441,571		-	-	-	-
Deposits		-	(104,110)	(2,274)	(4,110)		-	(3,161)	-	-
Itaú Unibanco S.A.		-	(104,110)	(2,274)	(4,110)		-	-	-	-
Duratex S.A.		-	-	-	-		-	(3,161)	-	-
Securities sold under repurchase agreements		(30,381)	-	(638)	(802)		(172,306)	(118,660)	(8,650)	(9,232)
Duratex S.A.		-	-	-	-	100% of Selic	(90,915)	(44,178)	(8,021)	(6,481)
Elekeiroz S.A.		-	-	-	-		-	(25,798)	-	(1,088)
Itautec S.A.		-	-	-	-	100% of Selic	(1,507)	(7,167)	(131)	(1,663)
Itaúsa Empreendimentos S.A.		-	-	-	-	100% of Selic	(71,168)	(41,517)	-	-
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% of Selic	(8,716)	-	(498)	-
Other		(30,381)	-	(638)	(802)		-	-	-	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(262)	(241)	(2,542)	(2,412)		(116,160)	(136,436)	6,366	31,710
Itaú Corretora de Valores S. A.		(262)	(241)	(2,542)	(2,412)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		149	87	1,203	854
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(14,638)	(53,075)	25,706	24,570
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		277	269	3,781	4,029
Fundação BEMGEPREV		-	-	-	-		24	23	465	-
UBB Prev - Previdência Complementar		-	-	-	-		-	5	-	42
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		-	-	-	-		(99,729)	(83,605)	217	-
Other		-	-	-	-		(2,243)	(140)	(25,006)	2,215
Rent revenues (expenses)		-	-	(187)	(173)		-	-	(39,435)	(36,133)
Itaúsa Investimentos Itaú S.A.		-	-	(13)	(12)		-	-	(1,186)	(1,103)
Itaú Seguros S.A.		-	-	(133)	(123)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(28,306)	(27,787)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(9,943)	(7,243)
Other		-	-	(41)	(38)		-	-	-	-
Donation expenses		-	-	-	-		-	-	(56,300)	(53,800)
Instituto Itaú Cultural		-	-	-	-		-	-	(55,500)	(53,000)
Associação Clube A		-	-	-	-		-	-	(800)	(800)
Data processing expenses		-	-	(26)	-		-	-	(205,198)	(200,747)
Itautec S.A.		-	-	(26)	-		-	-	(205,198)	(200,747)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ 4,220 (R$ 3,373 from 01/01 to 09/30/2013) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a) any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b) any entity controlled by the Institution; or

c) any entity of which the bank directly or indirectly holds at least 10.0% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	183

b)	Compensation of Management Key Personnel

Resolution CMN n° 3,921, of November 25, 2010, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50.0%) should be mandatorily paid in shares and be deferred for payment in at least three (3) years.

To comply with the Resolution on compensation, ITAÚ UNIBANCO HOLDING CONSOLIDATED was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.

In the period from January 1 to September 30, 2014, the accounting effect of the compensation is recorded in Compensation of Key Management Members in Compensation and Profit Sharing, in compliance with statutory limits.

The fees attributed in the period to ITAÚ UNIBANCO HOLDING CONSOLIDATED management members are as follows:

	01/01 to 09/30/2014	01/01 to 09/30/2013
Compensation	268,381	185,504
Board of Directors	11,870	10,025
Management members	256,511	175,479
Profit sharing	187,305	181,749
Board of Directors	7,225	7,864
Management members	180,080	173,885
Contributions to pension plans	4,991	2,549
Board of Directors	3	3
Management members	4,988	2,546
Stock option plan – Management members	134,774	130,669
Total	595,451	500,471

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 16f IV and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	184

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (1)
	Book value		Market		Results		Stockholders’ equity
	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Interbank deposits	18,446,506	20,574,721	18,447,312	20,579,537	806	4,816	806	4,816
Securities and derivative financial instruments	283,107,871	272,109,885	283,966,850	272,852,531	(176,297)	(627,195)	858,979	742,646
Adjustment of available-for-sale securities					(374,960)	(1,378,873)	-	-
Adjustment of held-to-maturity securities					198,663	751,678	858,979	742,646
Loan, lease and other credit operations	403,573,815	361,387,071	404,591,289	362,426,448	1,017,474	1,039,377	1,017,474	1,039,377
Investments
BM&FBOVESPA	14,610	14,610	122,661	135,706	108,051	121,096	108,051	121,096
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,568,463	1,359,779	2,792,490	2,752,191	1,224,027	1,392,412	1,224,027	1,392,412
Itaú Seguros Soluções Corporativas S.A. (Note 2c)	363,890	-	1,515,000	-	1,151,110	-	1,151,110	-
Fundings and borrowings (3)	207,336,414	198,853,221	207,919,469	199,402,093	(583,055)	(548,872)	(583,055)	(548,872)
Subordinated debt (Note 10f)	55,435,105	55,270,116	55,827,902	54,707,020	(392,797)	563,096	(392,797)	563,096
Treasury shares	1,345,428	1,917,880	1,861,597	2,240,753	-	-	516,169	322,873
Total unrealized					2,349,319	1,944,730	3,900,764	3,637,444

(1) This does not consider the corresponding tax effects.

(2) Parent company of Porto Seguro S.A.

(3) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	185

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in companies BM&FBOVESPA, CETIP and Porto Seguro at the share value in stock exchanges.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	186

Note 19 – Post-Employments Benefits

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted.

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation, except as described in Note 19c.

Employees hired up to July 31, 2002, whom came from Itaú, and until February 27, 2009, whom came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

a) Description of the Plans

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Múltipla - Multiempresas de Previdência Complementar	REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2) REDECARD Supplementary Plan (3)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

 (1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	187

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	09/30/2014	09/30/2013
Discount rate (1)	9.72% p.a.	8.16% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Exp. 2008/2010	Itaú Exp. 2008/2010
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on a study that adopts the methodology of updating the interest rate of long-term securities issued by Brazilian Treasury, indexed to inflation rates, and on the analysis of changes in the interest curves up to the actuarial valuation base date. The Discount Rate assumption was changed on 12/31/2013 so as to be consistent with the economic scenario at the balance sheet date, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Actuarial assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company, for biometric/demographic assumptions.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate adherent to the flow of receipts/payments, in accordance with the study conducted under the coordination of the EFPC Investment Officer. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in investment income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the plan actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated by the inflation rate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	188

- Life expectancy

Most of the plan obligations are to provide life benefits and therefore a increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At September 30, 2014 and 2013 the allocation of plan assets and the allocation target for 2014, by type of asset, are as follows:

	Fair value		% Allocation
Types	09/30/2014	09/30/2013	09/30/2014	09/30/2013	2014 Target
Fixed income securities	11,701,095	14,242,212	91.08%	92.28%	53% to 100%
Variable income securities	604,590	635,257	4.71%	4.12%	0% to 20%
Structured investments	22,210	17,681	0.17%	0.12%	0% to 10%
Real estate	492,055	513,019	3.83%	3.32%	0% to 7%
Loans to participants	27,506	26,398	0.21%	0.17%	0% to 5%
Total	12,847,456	15,434,567	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 523,259 (R$ 522,297 at 09/30/2013), and real estate rented to Group companies, with a fair value of R$ 459,649 (R$ 510,216 at 09/30/2013).

Fair value - the fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	09/30/2014	09/30/2013
1 - Net assets of the plans	12,847,456	15,434,567
2 - Actuarial liabilities	(11,869,504)	(13,178,033)
3- Surplus (1-2)	977,952	2,256,534
4- Asset restriction (*)	(1,349,499)	(2,241,694)
5 - Net amount recognized in the balance sheet (3-4)	(371,547)	14,840
Amount recognized in Assets (Note 13a)	254,202	483,654
Amount recognized in Liabilities (Note 13c)	(625,749)	(468,814)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	189

V- Change in the net amount recognized in the balance sheet:

	09/30/2014
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	12,512,070	(11,576,853)	935,217	(1,292,637)	(357,420)
Cost of current service	-	(52,944)	(52,944)	-	(52,944)
Net interest (1)	883,474	(814,846)	68,628	(92,670)	(24,042)
Benefits paid	(575,176)	575,176	-	-	-
Contributions of sponsor	45,671	-	45,671	-	45,671
Contributions of participants	9,588	-	9,588	-	9,588
Effects on asset ceiling	-	-	-	14,361	14,361
Remeasurements (2) (3)	(28,171)	(37)	(28,208)	21,447	(6,761)
Value at end of the period	12,847,456	(11,869,504)	977,952	(1,349,499)	(371,547)

	09/30/2013
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	15,072,202	(12,905,894)	2,166,308	(2,137,207)	29,101
Cost of current service	-	(74,732)	(74,732)	-	(74,732)
Net interest (1)	901,166	(768,153)	133,013	(131,032)	1,981
Benefits paid	(547,835)	547,835	-	-	-
Contributions of sponsor	34,572	-	34,572	-	34,572
Contributions of participants	9,538	-	9,538	-	9,538
Effects on asset ceiling	-	-	-	30,851	30,851
Remeasurements (2) (3)	(35,076)	22,911	(12,165)	(4,306)	(16,471)
Value at end of the period	15,434,567	(13,178,033)	2,256,534	(2,241,694)	14,840

 (1) Corresponds to the amount calculated on 01/01/2014 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a..(On 01/01/2013 the rate used was 8.16% a.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 855,303 (R$ 866,090 at September 30, 2013).

VI- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 to 09/30/2014	01/01 to 09/30/2013	09/30/2014	09/30/2013
At the beginning of the period	-	-	(354,467)	-
Cost of current service	(52,944)	(74,732)	-	-
Net interest	(24,042)	1,981	-	-
Effects on asset ceiling	-	-	14,361	30,851
Remeasurements	-	-	2,827	(6,933)
Total Amounts Recognized	(76,986)	(72,751)	(337,279)	23,918

During the period, contributions made totaled R$ 45,671 (R$ 34,572 from January 1 to September 30, 2013). The contribution rate increases based on the beneficiary’s salary.

In 2014, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 56,897.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2014	762,981
2015	794,751
2016	818,334
2017	842,178
2018	866,341
2019 to 2023	4,727,227

VII- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effect in actuarial liabilities of the plans		Effect which would be recognized in Stockholders’ Equity (*)
Change in Assumption	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	671,581	5.82%	(392,083)
- Increase by 0.5%	(608,944)	5.57%	316,346
(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	190

d) Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	09/30/2014			09/30/2013
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,361,025	(274,533)	2,086,492	2,645,829	(317,834)	2,327,995
Net interest	166,993	(19,970)	147,023	154,486	(19,402)	135,084
Contribution	(93,192)	-	(93,192)	(93,609)	-	(93,609)
Effects on asset ceiling	-	13,899	13,899	-	-	-
Remeasurements	26,086	592	26,678	6,268	801	7,069
Amount - end of the period (Note 13a)	2,460,912	(280,012)	2,180,900	2,712,974	(336,435)	2,376,539

II- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 to 09/30/2014	01/01 to 09/30/2013	09/30/2014	09/30/2013
Amount - beginning of the period	-	-	(285,565)	-
Contributions	(93,192)	(93,609)	-	-
Net interest	147,023	135,084	-	-
Remeasurements	-	-	26,678	7,069
Effects on asset ceiling	-	-	13,899	-
Total Amounts Recognized	53,831	41,475	(244,988)	7,069

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 128,239 (R$ 125,501 from January 1 to September 30, 2013), of which R$ 93,192 (R$ 93,609 from January 1 to Septerber 30, 2013) arises from pension funds.

e) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I - Change in the net amount recognized in the balance sheet:

	09/30/2014	09/30/2013
At the beginning of the period	(146,818)	(148,523)
Cost of interest	(10,713)	(9,320)
Inclusion of Credicard	(3,207)	-
Benefits paid	6,499	5,546
Remeasurements	-	(6,828)
At the end of the period (Note 13c)	(154,239)	(159,125)

II- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 to 09/30/2014	01/01 to 09/30/2013	09/30/2014	09/30/2013
At the beginning of the period	-	-	6,744	-
Net interest	(10,713)	(9,320)	-	-
Inclusion of Credicard	30	-	(25)	-
Benefits paid	6,499	5,546	-	-
Remeasurements	-	-	-	(6,828)
Total Amounts Recognized	(4,184)	(3,774)	6,719	(6,828)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2014	7,427
2015	7,996
2016	8,596
2017	9,206
2018	9,820
2019 to 2023	59,045

III - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 9.72% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	1,855	(1,540)
Present value of obligation	Asset valuation adjustment	19,085	(15,844)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2014	191

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Itaú Europe consolidated (3)		Cayman consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Assets
Current assets and long-term receivables
Cash and cash equivalents	3,679,491	3,251,891	3,719,004	3,206,234	792,358	339,787	472,497	547,038	621,637	1,148,507	8,460,475	7,802,265
Interbank investments	17,643,026	12,334,662	2,491,020	2,510,455	4,116,796	3,434,475	17,099,200	7,363,791	255,063	241,910	13,414,329	16,628,144
Securities	43,212,580	58,287,437	5,298,103	4,673,270	2,912,513	2,080,901	12,949,533	5,146,122	38,248	26,363	63,585,773	69,358,488
Loan, lease and other credit operations	85,869,861	43,219,780	36,294,040	32,936,789	10,218,570	8,717,853	112,713	104,941	840	633	132,422,493	84,913,090
Foreign exchange portfolio	39,341,445	49,693,277	857,756	425,870	3,051,881	4,434,977	5,558	1,539,407	-	-	42,939,171	53,076,520
Other assets	4,414,612	2,033,681	5,701,312	4,714,184	261,681	364,604	609,218	1,303,099	5,520,659	545,050	15,770,905	8,799,896
Permanent assets
Investments	-	15,681	6,708	5,563	7,476	4,930	154,079	59,464	538,579	489,573	14,383	29,740
Fixed and intangible assets	15,015	18,967	700,380	602,879	145,720	167,948	194	519	17,088	18,351	878,395	808,664
Total	194,176,030	168,855,376	55,068,323	49,075,244	21,506,995	19,545,475	31,402,992	16,064,381	6,992,114	2,470,387	277,485,924	241,416,807

Liabilities
Current and long-term liabilities
Deposits	67,397,377	40,311,436	34,650,374	32,520,307	8,455,069	7,598,523	1,045,041	835,875	766,967	149	95,386,990	73,354,824
Demand deposits	11,429,622	8,143,188	9,872,216	9,073,268	6,316,414	4,714,021	777,995	546,633	766,967	149	28,338,703	21,786,066
Savings deposits	-	-	6,356,192	4,650,484	-	-	-	-	-	-	6,356,192	4,650,484
Interbank deposits	16,397,855	9,513,506	130,833	211,411	1,404,762	1,951,258	267,046	289,242	-	-	3,883,837	7,503,137
Time deposits	39,569,900	22,654,742	18,291,133	18,585,144	733,893	933,244	-	-	-	-	56,808,258	39,415,137
Deposits received under securities repurchase agreements	12,734,655	13,974,819	326,632	447,775	-	-	10,348,501	2,014,222	661,887	-	11,834,944	14,049,324
Funds from acceptance and issuance of securities	2,053,138	4,514,227	3,895,489	3,541,499	5,568,047	4,364,199	1,465,340	2,272,806	-	-	12,951,633	14,665,300
Borrowings	31,887,422	27,257,167	2,872,769	2,740,927	622,431	407	6,420	223	-	-	35,389,043	29,998,724
Derivative financial instruments	4,126,509	2,103,136	1,151,267	344,253	777,703	534,817	466,694	515,573	-	-	6,112,083	3,020,220
Foreign exchange portfolio	39,461,720	49,650,250	852,892	426,618	2,946,468	4,516,336	5,647	1,545,512	-	-	42,949,258	53,121,705
Other liabilities	22,678,823	20,360,845	3,867,163	3,223,344	592,782	338,549	2,361,599	1,340,687	3,407,255	369,576	31,862,060	25,405,373
Deferred income	186,963	96,550	2,528	2,423	37,921	25,372	-	-	1,460	1,336	228,873	125,681
Minority interest in subsidiaries	-	-	255	239	1	17	963,462	876,589	-	-	963,717	876,846
Stockholders’ equity
Capital and reserves	12,616,388	9,530,976	6,652,425	5,307,018	2,281,032	2,155,644	14,733,338	6,872,048	2,192,441	2,105,604	37,827,140	25,424,180
Net income for the period	1,033,035	1,055,970	796,529	520,841	225,541	11,611	6,950	(209,154)	(37,896)	(6,278)	1,980,183	1,374,630
Total	194,176,030	168,855,376	55,068,323	49,075,244	21,506,995	19,545,475	31,402,992	16,064,381	6,992,114	2,470,387	277,485,924	241,416,807
Statement of Income
Income from financial operations	3,112,883	3,162,217	3,418,995	2,704,104	444,583	213,537	190,381	(161,649)	(7,986)	10,332	6,879,042	5,795,471
Expenses of financial operations	(1,655,999)	(1,796,984)	(1,433,732)	(1,044,031)	(120,755)	(83,801)	(87,631)	19,811	(3,031)	(416)	(3,063,322)	(2,760,144)
Result of loan losses	(312,540)	(221,166)	(267,558)	(253,153)	5,610	(10,447)	-	-	(222)	(151)	(574,710)	(484,917)
Gross income from financial operations	1,144,344	1,144,067	1,717,705	1,406,920	329,438	119,289	102,750	(141,838)	(11,239)	9,765	3,241,010	2,550,410
Other operating revenues (expenses)	(109,870)	(86,756)	(709,551)	(612,000)	(82,222)	(88,140)	(95,800)	(67,316)	(15,859)	(4,115)	(1,013,644)	(867,610)
Operating income	1,034,474	1,057,311	1,008,154	794,920	247,216	31,149	6,950	(209,154)	(27,098)	5,650	2,227,366	1,682,800
Non-operating income	-	-	8,585	5,613	(121)	54	-	-	1,777	1,461	8,597	5,842
Income before taxes on income and profit sharing	1,034,474	1,057,311	1,016,739	800,533	247,095	31,203	6,950	(209,154)	(25,321)	7,111	2,235,963	1,688,642
Income tax	(1,439)	(1,341)	(207,698)	(253,672)	(5,309)	(15,138)	-	-	(12,575)	(13,389)	(227,022)	(283,539)
Statutory participation in income	-	-	(12,481)	(25,988)	(16,245)	(4,454)	-	-	-	-	(28,726)	(30,441)
Minority interest in subsidiaries	-	-	(31)	(32)	-	-	-	-	-	-	(32)	(32)
Net income (loss)	1,033,035	1,055,970	796,529	520,841	225,541	11,611	6,950	(209,154)	(37,896)	(6,278)	1,980,183	1,374,630

(1)	Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo and Nassau Branch branches, ITAÚ UNIBANCO HOLDING S.A - Grand Cayman Branch.
(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Valores S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú BBA Corredor de Bolsa Limitada, Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay,Itaú BBA México S.A (new company name of Tarjetas Unisoluciones S. A. de Capital Variable), Proserv - Promociones Y Servicios S.A. de C. V., MCC Asesorias Limitada (Note 2c), MCC Securities INC. (Note 2c), Itaú BBA SAS, MCC Corredora de Bolsa (Nota 2c) and Itaú BBA Colômbia; only at 09/30/2014, Fundo ETF IPSA.
(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaúsa Portugal - SGPS S.A.,Itau BBA International (Cayman) Ltd., Itaú Europa Luxemburgo S.A (new company name of Banco Itaú Europa Luxembourg S.A.), Banco Itaú International (new company name of Banco Itaú Europa International), Itaú Bank & Trust Bahamas Ltd., Itaú International Securities Inc., Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itau Suisse S.A. and Itaú BBA International PLC; only at 09/30/2013, BIE Cayman Ltd. and Itaú Europa SGPS Lda.
(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Rosefield Finance Ltd. (50%), Itaú Cayman Directors Ltd., UBT Finance S.A. and Itaú Cayman Nominees Ltd.; only at 09/30/2014, BIE Cayman Ltd.
(5)	Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Banco Del Paraná S.A.,Topaz Holding Ltd., Itaú USA Inc., Itaú BBA USA Securities Inc., Itaú International Investment LLC, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Albarus S.A., Garnet Corporation, Itau Global Asset Management, Itaú Asia Securities Ltd., Itaú Middle East Limited, Itaú USA Asset Management Inc., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd., Itaú UK Asset Management Limited, Itaú Asia Limited and Itaú Singapore Securities Pte. Ltd.; only at 09/30/2013, Unipart B2B Investments S.L and Itaú (Beijing) Investment Consultancy Limited.
(6)	Foreign consolidated information presents balances net of consolidation eliminations.

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Note 21 – Risk and capital management

Risk management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with a possible impact on HOLDING CONSOLIDATED’s income, capital, liquidity and reputation.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through Committees of the Board of Directors and Senior Commissions, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

In compliance with CMN Resolution No. 3,988, BACEN Circular No. 3,547 and BACEN Circular Letter No. 3,565, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its Internal Capital Adequacy Assessment Process (ICAAP), having submitted its first ICAAP report to BACEN in September 2013, related to the June 2013 reporting date.

ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts a prospective approach to its capital management, which comprises the following phases:

•	Identification and analysis of material risks to which ITAÚ UNIBANCO HOLDING CONSOLIDATED is or could be exposed and assessment of capital requirements to cover material risks;
•	Capital planning considering the strategic guidelines, economic environment and the guidelines of the Board of Directors;
•	Stress test exercises, aimed at analyzing the impact of serious events on the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Maintenance of a capital contingency plan for cases in which the capital sources turn out to be unfeasible or insufficient;
•	Internal capital adequacy assessment, which consists of comparing the Regulatory Capital with the required capital, according to internal evaluation, to cover any risks incurred;
•	Preparation of periodic management reports on capital adequacy for top management and the Board of Directors.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk management organizational structure is compliant with the regulations in Brazil and abroad and in line with best market practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risks are being managed in accordance with established risk appetite policies, norms and procedures. This independent structure is also responsible for centralizing ITAÚ UNIBANCO HOLDING’s capital management. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement and risk monitoring.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance / Risk Management – Pillar 3, which is not part of the financial statements.

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I – Market risk

Market risk is the possibility of losses arising from variations in the market values of positions held by a financial institution, including transactions subject to the variations in foreign exchange and interest rates, equities, of price indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure of Adequate management limits, models and tools.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The document that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio; and
•	Expertise within the group to support operations in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This framework of limits covers the process from the monitoring of aggregate indicators of risk (portfolio level) to the monitoring of granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are designed considering the projected results of the balance sheet, expected performance and risk appetite of the institution, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are shared with the top management.

The structure of limits and alerts follows the guidelines of the Board of Directors and is designed and approved by the Superior Risk Committee (CSRisc), after discussions and deliberations by the Superior Institutional Treasury Committee (CSTI). The review of this structure of limits is performed at least annually.

The purpose of this structure is:

•	Providing more assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and educated discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement of processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The control of market risk is carried out by an area independent from the business units, and is responsible for carrying out daily measurement, assessment, analysis and report activities to the areas and relevant people, pursuant to governance established and monitoring the actions required to adjust the position and/or risk level, when necessary. For this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED relies on a structured communication and information flow, aiming at providing feedback for the follow-up of the superior committees and compliance with the regulatory bodies in Brazil and regulatory agents abroad.

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ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and to prevent positions from breaching relevant limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Hedge accounting is treated in detail in the financial statement notes.

The market risk framework categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3.464 and BACEN Circular No. 3.354.

The trading portfolio consists of all qualifying transactions (including derivatives) held with intent to trade or to hedge risk within this portfolio, and that have no restriction.

The banking portfolio is basically characterized by transactions from the banking business, such as funding and loans, and also includes derivatives with eligible clients and transactions related to the management of the balance sheet of the institution, including by way of derivatives. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

The inherent exposures to market risk in various financial instruments, including derivatives, are composed of various risk factors. A risk factor refers to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;
•	Foreign exchange-linked interest rate: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

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ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

At September 30, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded a Total VaR (Parametric) of R$ 205 million (R$ 211 million at September 30, 2013).

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II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models of measurement of credit risk. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery, in case of transactions default.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The management structure seeks to identify, evaluate, mitigate, monitor and report the operational risk for the purpose of assuring that the quality of the control environment is compliant with the internal guidelines and regulation currently in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the management process there are specific forums to address operational risk, internal control and compliance where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

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A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions in a timely fashion, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

The document that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

V - Insurance, Pension Plan and Capitalization Risks

Products that make up the portfolios of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s insurance companies are related to segments such as life, large risks, extended warranty, pension plan and capitalization. Thus, the main risks these portfolios are subject to are underwriting, market, counterparty credit and longevity risk, among others.

Regarding Insurance, Pension Plan and Capitalization, ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that:

•	Underwriting risk is the possibility of losses occurring as a result of insurance, pension plan and capitalization operations that contradict the company’s expectations, directly or indirectly associated with technical and actuarial bases used to calculate premiums, contributions and provisions.

•	Market risk is the possibility of losses occurring as a result of variations in market values of assets and liabilities that make up actuarial reserves.

•	Counterparty credit risk is the possibility of noncompliance, by a certain counterparty, with obligations related to the settlement of operations that involve trading of financial assets or reinsurance.

•	Longevity risk is the possibility that pension plans pay pensions and superannuation for periods longer than those originally expected.

•	Liquidity risk in insurance operations is the possibility that the institution may not be able to honor its obligations to policyholders and beneficiaries of pension funds due to the lack of liquidity of the assets comprising the technical actuarial reserves.

The management process of insurance, pension plan and capitalization risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them.

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Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were:

	09/30/2014	09/30/2013
Permanent foreign investments	39,807,323	26,798,810
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(58,860,918)	(43,832,778)
Net foreign exchange position	(19,053,595)	(17,033,968)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Investment funds	466,352,425	458,160,572	466,352,425	458,160,572	2,235	2,189
Fixed income	427,859,281	420,122,023	427,859,281	420,122,023	1,847	1,821
Shares	38,493,144	38,038,549	38,493,144	38,038,549	388	368
Managed portfolios	260,058,566	239,777,056	179,894,590	164,286,979	15,130	15,414
Customers	128,814,721	121,024,203	83,350,619	79,250,773	15,064	15,354
Itaú Group	131,243,845	118,752,853	96,543,971	85,036,206	66	60
Total	726,410,991	697,937,628	646,247,015	622,447,551	17,365	17,603

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Consortia funds

	09/30/2014	09/30/2013
Monthly estimate of installments receivable from participants	138,890	108,487
Group liabilities by installments	11,134,196	9,076,849
Participants – assets to be delivered	10,190,034	8,405,496
Funds available for participants	1,237,890	785,845
(In units)
Number of managed groups	838	849
Number of current participants	402,103	350,808
Number of assets to be delivered to participants	218,774	205,445

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e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from January 1 to September 30, 2014 and 2013 the consolidated companies made no donations and the Foundation’s social net assets totaled R$ 2,807,552 (R$ 2,787,356 at September 30, 2013). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 55,500 (R$ 53,000 from January 1 to September 30, 2013).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to June 30, 2014, the consolidated companies have made donations to Clube “A” in the amount of R$ 800 (R$ 800 from January 1 to September 30, 2013).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is to provide social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDADO

	01/01 to 09/30/2014	01/01 to 09/30/2013
Goodwill Credicard (Note 15b II)	(123,328)	-
COFINS / Provision for loss carryforwards - Porto Seguro (Note 15a II)	(59,515)	-
Favorable decision on thesis of broadening the PIS / COFINS calculation base from IRB (Note 15a II)	33,451	-
Program for Cash or Installment Payment of Taxes (Note 12e)	36,853	-
Provision for contingencies - Economic Plans	(87,764)	(105,587)
Allowance for loan losses - Credicard (1)	(36,713)	-
Total	(237,016)	(105,587)
(1) Adjustment to the minimum required by Resolution No. 2,682.

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l)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

m)	Law No. 12.973: on May 14, 2014, Law No. 12.973 was published as a conversion of Provisional Measure No. 627 to amend the federal tax legislation on IRPJ, CSLL, PIS and COFINS. Law No. 12.973 provides for the following, among other matters:

•	revocation of the Transition Tax Regime - RTT, established by Law No. 11.941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, regarding the equity increase arising from interest on income earned abroad by subsidiaries and affiliates, and income earned by individuals resident in Brazil by means of a legal entity controlled abroad.

ITAÚ UNIBANCO HOLDING estimates that said Law No. 12.973 does not have any significant accounting effect on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

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Report on review of interim financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying interim financial statements of Itaú Unibanco Holding S.A. stand alone, which comprise the balance sheet as at September 30, 2014 and the related statements of income, changes in stockholders equity’s and cash flows for the nine-month period then ended, as well as the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at September 30, 2014 and the related consolidated statements of income and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of the stand alone and consolidated interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (ISRE 2410- Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the stand alone and Consolidated interim Financial Statements

Based on our review, nothing has come to our attention that causes us to believe that the stand alone and the Consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2014 and the parent financial performance and cash flows, as well as the Consolidated financial performance and the Consolidated cash flows, for the nine-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

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Other matters

Statement of value added

We also have reviewed the interim statements of value added of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries for the nine-month period ended September 30, 2014, presented as supplementary information. These statements have been submitted to the same review procedures described in the second paragraph above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not prepared consistently, in all material respects, with the interim financial statements taken as a whole.

São Paulo, November 3, 2014

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to September 2014 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo (SP), November 3, 2014.

IRAN SIQUEIRA LIMA

President

ALBERTO SOZIN FURUGUEM	LUIZ ALBERTO DE CASTRO FALLEIROS
Member	Member

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